GSME ACQUISITION PARTNERS I
762 WEST BEIJING ROAD
SHANGHAI, CHINA 200041

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF GSME ACQUISITION PARTNERS I
TO BE HELD ON NOVEMBER 17, 2010

To the Shareholders of GSME Acquisition Partners I:

NOTICE IS HEREBY GIVEN that the extraordinary general meeting of shareholders of GSME Acquisition Partners I (“GSME”), a Cayman Islands exempted company, will be held at 10:00 a.m. eastern time, on November 17, 2010, at the offices of Graubard Miller, GSME’s counsel, at The Chrysler Building, 405 Lexington Avenue, 19th Floor, New York, New York 10174. You are cordially invited to attend the extraordinary general meeting, which will be held for the following purposes:

(1)  to consider and vote upon a proposal to approve the Amended and Restated Agreement and Plan of Reorganization, dated as of September 13, 2010, among GSME, GSME Acquisition Partners I Sub Limited (“Merger Sub”), Plastec International Holdings Limited (“Plastec”) and each of Sun Yip Industrial Company Limited (BVI) (“Sun Yip”), Tiger Power Industries Limited (BVI) (“Tiger”), Expert Rank Limited (BVI) (“Expert”), Fine Colour Limited (BVI) (“Fine Colour” and together with Sun Yip, Tiger and Expert, collectively the “Insiders”), Cathay Plastic Limited (BVI) (“Cathay”), Greatest Sino Holdings Limited (BVI) (“Greatest”), Colourful Asia International Limited (BVI) (“Colourful”) and Top Universe Management Limited (BVI) (“Top” and together with Greatest and Colourful, collectively the “Investors” and the Insiders, Cathay and the Investors collectively referred to herein as the “Plastec Shareholders”), and the transactions contemplated thereby which, among other things, provides for the merger of Merger Sub with and into Plastec with Plastec surviving the merger and becoming a wholly owned subsidiary of GSME — we refer to the Amended and Restated Agreement and Plan of Reorganization as the “merger agreement,” the transactions contemplated by the merger agreement as the “merger” or the “business combination” and this proposal as the “merger proposal”;

(2)  to consider and vote upon a proposal to approve by ordinary resolution, to be effective immediately upon consummation of the merger, an increase in the authorized share capital of GSME to US$101,000 divided into 100,000,000 ordinary shares of a par value of US$0.001 each and 1,000,000 preferred shares of a par value of US$0.001 each — this proposal is referred to as the “capitalization proposal”;

(3)  to consider and vote upon a proposal to approve by special resolution, to be effective immediately upon consummation of the merger, the change of the name of GSME from “GSME Acquisition Partners I” to “Plastec Technologies, Ltd.” — this proposal is referred to as the “name change proposal”;

(4)  to consider and vote upon a proposal to approve by special resolution, to be effective immediately upon consummation of the merger, amendments to GSME’s amended and restated memorandum and articles of association (“Articles”) to (i) enable GSME to repurchase ordinary shares in order to facilitate the approval of the merger proposal and the conversion of shares in accordance with shareholders’ conversion rights and in certain other circumstances and (ii) to provide for ordinary shares to be uncertificated if requested by a holder rather than requiring shares to be issued in certificated form — this proposal is referred to as the “additional articles proposal”;

(5)  to consider and vote upon a proposal to approve by special resolution, to be effective immediately upon consummation of the merger and approval of the capitalization proposal, name change proposal and additional articles proposal, the amendment and restatement of GSME’s amended and restated articles of association to (among other matters) reflect the changes effected by the capitalization proposal, the name change proposal and the additional articles proposal — this proposal is referred to as the “articles amendment proposal”; and

(6)  to consider and vote upon a proposal to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, GSME is not authorized to consummate the merger and the other proposals being presented — this proposal is referred to as the “adjournment proposal.”

These items of business are described in the attached proxy statement, which you are encouraged to read in its entirety before voting. Only holders of record of GSME shares at the close of business on October 15, 2010 are entitled to notice of the extraordinary general meeting and to vote and have their votes counted at the extraordinary general meeting and any adjournments or postponements of the extraordinary general meeting.

The merger proposal must be approved by the holders of a majority of the outstanding ordinary shares of GSME sold in its initial public offering (“IPO”) that are present in person or by proxy, or (in the case of a shareholder being a corporation) by its duly authorized representative, and entitled to vote at the extraordinary general meeting. We refer to such shares as the “Public Shares.” If holders of 81% or more in interest of the Public Shares exercise their conversion rights to convert such Public Shares to cash, GSME will not, pursuant to its Articles, be permitted to consummate the merger proposal.

The name change proposal, the additional articles proposal and the articles amendment proposal must each be approved by the holders of not less than two-thirds of the shares of GSME present (in person or represented by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative) and entitled to vote on the proposal at the extraordinary general meeting. The merger is not conditional on these proposals being approved and the merger may be consummated if the merger proposal is approved even if these proposals are rejected by shareholders.

The capitalization proposal and adjournment proposal must each be approved by the holders of a majority of the shares of GSME present (in person or represented by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative) and entitled to vote on the proposal at the extraordinary general meeting. The merger is not conditional on these proposals being approved and the merger may be consummated if the merger proposal is approved even if these proposals are rejected by shareholders.

Pursuant to GSME’s Articles, holders of Public Shares voting against the merger proposal will be entitled to convert their shares into cash at the rate of $10.00 per share. In addition, any holder of Public Shares will have the right to vote for the merger proposal and demand that such shareholder’s shares be converted into a pro rata share of the trust account (which amount, when aggregated with the right to receive an additional $0.30 per eligible share pursuant to the letter of credit described elsewhere in this proxy statement, is anticipated to be approximately $10.30 per share). See the section titled “The Merger Proposal — Conversion Rights” for more information on the conversion rights of holders of Public Shares.

GSME’s initial officers, directors and shareholders prior to the IPO (“GSME Founders”) have agreed to vote all the 1,200,000 ordinary shares owned by them prior to the IPO (“Founders’ Shares”) on the merger proposal in accordance with the majority of the ordinary shares voted by the holders of Public Shares. As a consequence, the voting of such shares will not have any effect on the outcome of the vote on the merger proposal. However, the GSME Founders have agreed to vote any Public Shares acquired by them in the aftermarket in favor of the proposed merger. Accordingly, the purchase by the GSME Founders of Public Shares in the aftermarket will make it more likely that the merger proposal is approved. The GSME Founders have indicated that they intend to vote their Founders’ Shares in favor of all other proposals (other than the merger proposal) being presented at the extraordinary general meeting.

After careful consideration, GSME’s board of directors has determined that the merger proposal and the other proposals are fair to and in the best interests of GSME and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” the approval of all of the proposals.

All GSME shareholders are cordially invited to attend the extraordinary general meeting in person. To ensure your representation at the extraordinary general meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If you are a holder of record of GSME shares, you may also cast your vote in person at the extraordinary general meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the meeting and vote in person, obtain a proxy from your broker or bank. However, if you do not vote or do not instruct your broker or bank how to vote, then you will not have voted in respect of your shares at the extraordinary general meeting.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the extraordinary general meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Thank you for your participation. We look forward to your continued support.

October 28, 2010	By Order of the Board of Directors
Jing Dong Gao Chairman of the Board
Eli D. Scher Chief Executive Officer and Director

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS AND YOU WILL NOT BE ELIGIBLE TO HAVE YOUR SHARES CONVERTED. YOU MUST VOTE ON THE MERGER PROPOSAL AND AFFIRMATIVELY DEMAND THAT GSME CONVERT YOUR SHARES INTO CASH NO LATER THAN THE CLOSE OF THE VOTE ON THE MERGER PROPOSAL TO EXERCISE YOUR CONVERSION RIGHTS. IN ORDER TO CONVERT YOUR SHARES, YOU MUST ALSO TENDER YOUR SHARES TO GSME’S TRANSFER AGENT PRIOR TO THE EXTRAORDINARY GENERAL MEETING OF GSME SHAREHOLDERS AND CERTIFY TO GSME, UNDER PENALTY OF PERJURY, WHETHER YOU ARE ACTING IN CONCERT, OR AS A GROUP, WITH ANY OTHER SHAREHOLDER. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE MERGER IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE CONVERTED INTO CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR CONVERSION RIGHTS. NOTWITHSTANDING THE FOREGOING, YOU, TOGETHER WITH ANY AFFILIATE OF YOURS OR ANY OTHER PERSON WHO YOU ARE ACTING IN CONCERT OR AS A GROUP WITH, WILL NOT BE ABLE TO SEEK CONVERSION RIGHTS WITH RESPECT TO MORE THAN 10% OF YOUR SHARES. SEE “THE MERGER PROPOSAL — CONVERSION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS AND INFORMATION ON EXERCISING CONVERSION RIGHTS AND THE LIMITATIONS THEREON.

GSME consummated its IPO on November 25, 2009. Cohen & Company Securities, LLC (“Cohen & Company”) acted as representative of the underwriters for the IPO and Rodman & Renshaw, LLC, a subsidiary of Rodman & Renshaw Capital Group, Inc., and I-Bankers Securities, Inc. acted as co-managers. Under the terms of the underwriting agreement executed in connection with the IPO, upon consummation of the merger, GSME will be required to pay the underwriters an aggregate of $1,440,000 of deferred underwriting discounts and commissions. If the merger is not consummated and GSME is required to be liquidated because it does not consummate an alternative transaction, the underwriters will not receive any of such funds and the entire $1,440,000 held in the trust account will be returned to GSME’s shareholders upon its liquidation (subject to applicable laws regarding distribution of assets upon such a liquidation). Additionally, Cohen & Company will be paid a financial advisory fee of $500,000 if the merger with Plastec is consummated. Such fee will not be paid if the merger is not consummated. GSME and Cohen & Company have also entered into an agreement with CapStone Investments (“CapStone”) pursuant to which CapStone will assist GSME in identifying investors that might be interested in purchasing Public Shares and remain shareholders of GSME following consummation of the merger. Cohen & Company has agreed to pay CapStone a fee (up to a maximum of $185,000) and transfer to it a portion of the unit purchase options that were issued by GSME to it in the IPO (up to a maximum of 56,300 units) upon consummation of the merger based on the number of Public Shares purchased by persons introduced by CapStone who do not seek to exercise conversion rights and remain shareholders of GSME following consummation of the merger.

Furthermore, in connection with the IPO, Cohen & Company caused a letter of credit to be issued to GSME in an amount equal to $0.30 per share sold in the IPO, or an aggregate of $1,080,000. GSME is generally entitled to draw on the letter of credit in order to distribute $0.30 per qualified share to certain of its public shareholders as follows: (i) upon consummation of the proposed merger, to each of GSME’s public shareholders for each Public Share voted in favor of the merger and properly converted or (ii) upon liquidation of GSME’s trust account in the event the merger or another business combination is not consummated, to each of GSME’s public shareholders for each Public Share voted in favor of the last submitted business combination. After GSME draws on the letter of credit, it shall be cancelled and, in the event the proposed merger has been completed, GSME shall issue in favor of Cohen & Company a demand secured first priority promissory note in favor of Cohen & Company in an amount equal to the amount GSME draws on the letter of credit, bearing annual interest at the rate of 8%, payable quarterly, with a default interest rate of 13%, with such other terms, including maturity date, as mutually agreed upon between Plastec and Cohen & Company.

GSME ACQUISITION PARTNERS I
762 WEST BEIJING ROAD
SHANGHAI, CHINA 200041

PROXY STATEMENT

This proxy statement is dated October 28, 2010 and is first being mailed to GSME Acquisition Partner I shareholders on or about October 28, 2010.

GSME ACQUISITION PARTNERS I

i

GLOSSARY OF TERMS

The discussions contained throughout this proxy statement include a large number of references to companies, government agencies and technical terms which, for ease of reference, are defined and described in the following glossary:

“Allied Sun”	Allied Sun Corporation Limited, a company incorporated in Hong Kong on August 20, 2008 and Plastec’s indirect wholly owned subsidiary
“Blu-ray disc”	Blu-ray Disc (official abbreviation BD, colloquially also known as BR or Blu-ray) is an optical disc storage medium designed to supersede the standard DVD format. Its main uses are for storing high-definition video, PlayStation 3 video games, and other data, with up to 25 GB per single-layered, and 50 GB per dual-layered disc. Although these numbers represent the standard storage for Blu-ray Disc drives, the specification is open-ended, with the upper theoretical storage limit left unclear — 200 GB discs are available, and 100 GB discs are readable without extra equipment or modified firmware. The discs have the same physical dimensions as standard DVDs and CDs
“Broadway Industrial (BVI)”	Broadway Industrial Holdings Limited, a company incorporated in BVI on August 17, 2005 and Plastec’s wholly owned subsidiary
“Broadway Industrial (HK)”	Broadway Industrial Holdings Limited, a company incorporated in Hong Kong on March 22, 2006 and Plastec’s indirect wholly owned subsidiary
“Broadway Manufacturing”	Broadway Manufacturing Company Limited, a company incorporated in BVI on August 17, 2005 and Plastec’s wholly owned subsidiary
“BVI”	The British Virgin Islands
“CAGR”	Compound annual growth rate
“China” or “PRC”	The People’s Republic of China excluding, for geographical references only, Taiwan, Hong Kong and Macau for the purpose of this proxy statement
“Companies Law”	The Companies Law (2010 Revision) of the Cayman Islands
“Dongguan Sun Chuen Manufacturing Plant”	Plastec’s wholly owned manufacturing plant in Dongguan City, Guangdong Province, China
“Dongguan Sun Chuen”	Dongguan Sun Chuen Plastic Products Co., Ltd., a wholly owned foreign enterprise established in China on December 8, 2004 and Plastec’s indirect wholly owned subsidiary

“Dongguan Sun Line Processing Agreement”	The processing agreement dated November 5, 2002, as amended and supplemented, expiring November 4, 2012, between and among Dongguan City External Processing Facility Service Company, as arranger, Dongguan City Dalingshan Township Foreign Economic Development Corporation and Sun Line (HK) in relation to the processing arrangement of Dongguan Sun Line Processing Factory
“Dongguan Sun Line Processing Factory”	The processing factory owned by Dongguan City Dalingshan Township Foreign Economic Development Corporation and located at Dalingshan Township, Dongguan City, Guangdong Province, China
“Dongguan Tenancy Agreements”	Three tenancy agreements relating to Plastec’s operations in Dongguan:

  •

10-year tenancy agreement, expiring May 31, 2014, by Dongguan Sun Line Processing Factory, as lessee, with respect to approximately 11,543 square meters of gross floor area at Dongguan Sun Line Processing Factory;

  •

10-year tenancy agreement, expiring May 31, 2015, by Dongguan Sun Line Processing Factory, as lessee, with respect to approximately 28,341 square meters of gross floor area at Dongguan Sun Line Processing Factory; and

  •

8-year tenancy agreement, expiring November 30, 2015, by Dongguan Sun Chuen, as lessee, with respect to approximately 12,000 square meters of gross floor area at the Dongguan Sun Chuen Manufacturing Plant

“DVD”	Digital video disc, a popular optical disc storage media format used for data storage
“EMS”	Electronic manufacturing services that design, test, manufacture, distribute and provide return/repair services for electronic component and assemblies for OEM, ODM and OBM manufacturers
“EPS”	Earnings per share
“Fast Achieve”	Fast Achieve Enterprises Limited, a company incorporated in BVI on March 10, 2004 and Plastec’s wholly owned subsidiary
“GB”	Gigabytes, a measure of available capacity to store information
“GPS”	Global positioning system, utilizing a constellation of at least 24 medium Earth orbit satellites that transmit precise microwave signals to enable the operator of a GPS receiver such as a car driver to determine his location, speed and direction
“Heyuan Sun Line Industrial”	Heyuan Sun Line Industrial Ltd., a wholly owned foreign enterprise established in China on February 20, 2004 and Plastec’s indirect wholly owned subsidiary

“Heyuan Sun Line Manufacturing Plant”	Plastec’s wholly owned manufacturing plant located at Heyuan City, Guangdong Province, China
“HK$” or “Hong Kong dollar”	The lawful currency of the Hong Kong Special Administrative Region, People’s Republic of China; if not otherwise indicated, all financial information presented in HK$s may be converted to US$ using the current exchange rate of 7.8 HK$ for every 1 US$
“Hong Kong”	The Hong Kong Special Administrative Region of China
“ICTI”	The International Council of Toy Industries, an association of associations, is committed on behalf of its member companies to the operation of toy factories in a lawful, safe, and healthful manner
“IFRS”	International Financial Reporting Standards
“ISO14001”	The standards under the family of ISO14001, a series of international standards developed by the International Organization for Standardization, relating to requirements for an environmental management system to enable an organization to develop and implement a policy and objectives which take into account legal requirements and other requirements to which the organization subscribes
“ISO9001”	The standards under the family of ISO9001, a series of international standards developed by the International Organization for Standardization, on quality management and quality assurance containing guidelines for performance improvements, quality/environmental management systems auditing and the vocabulary, fundamentals and requirements for quality management systems
“just-in-time”	An optimal material requirement planning system for a manufacturing process in which there is little or no manufacturing material inventory on hand at the manufacturing site and little or no incoming inspection
“Kunshan Broadway Manufacturing Plant”	Plastec’s wholly owned manufacturing plant in Kunshan City, Jiangsu Province, China
“Kunshan Broadway”	Broadway Precision Industrial (Kunshan) Ltd., a wholly owned foreign enterprise established in China on August 26, 2008 and Plastec’s indirect wholly owned subsidiary
“Kunshan Tenancy Agreement”	Two tenancy agreements relating to Plastec’s operations in Kunshan:

  •

10-year tenancy agreement, expiring August 10, 2018, by Kunshan Broadway, as lessee, with respect to approximately 8,191 square meters of gross floor area at Kunshan Broadway Manufacturing Plant; and

• 9-year tenancy agreement, expiring March 1, 2019, by Kunshan Broadway, as lessee, with respect to approximately 4,500 square meters of gross floor area at Kunshan Broadway Manufacturing Plant
“LCD”	Liquid crystal display, a thin, flat display device made up of any number of color or monochrome pixels arrayed in front of a light source or reflector
“LED”	Light emitting diode, a semiconductor diode that emits light when a voltage is applied to it and that is used especially in electronic devices (as for an indicator light)
“Manufacturing Plants”	Kunshan Broadway Manufacturing Plant, Zhuhai Sun Line Manufacturing Plant, Dongguan Sun Chuen Manufacturing Plant and Heyuan Sun Line Manufacturing Plant, Plastec’s wholly owned manufacturing facilities
“MP3”	MPEG-1 or MPEG-2 Audio Layer 3 (or III)
“New Skill”	New Skill Holdings Limited, a company incorporated in Samoa on March 29, 2004 and Plastec’s wholly owned subsidiary
“OBM”	Original brand manufacturers, a type of manufacturer who designs and manufactures products, in whole or in part, and markets the products under its own brand name
“ODM”	Original design manufacturers, a type of manufacturer that designs and manufactures products, in whole or in part, for its customers, for marketing under its customer’s brand name
“OEM”	Original equipment manufacturers, a type of manufacturer that manufactures products, in whole or in part, in accordance with the designs and specifications of its customers, for marketing under its customer’s brand name
“PCAOB”	Public Company Accounting Oversight Board
“PRC”	The People’s Republic of China
“Processing Agreements”	Dongguan Sun Line Processing Agreement, and Shenzhen Broadway Processing Agreement
“Processing Factories”	Dongguan Sun Line Processing Factory, and Shenzhen Broadway Processing Factory, two of Plastec’s manufacturing facilities that operate pursuant to the Processing Agreements
“Renminbi” or “RMB”	The lawful currency of China
“SAFE”	PRC State Administration of Foreign Exchange
“SEC”	United States Securities and Exchange Commission
“SGS”	SGS United Kingdom Ltd., a provider of inspection, verification, testing and certification services

v

“Shenzhen Broadway Processing Agreement”	The processing agreement dated December 18, 1996, as amended and supplemented, expiring December 17, 2011, between and among Shenzhen City Baoan District Foreign Economic Development Co., Ltd., as arranger, Shenzhen City Shamin Industrial Co., Ltd. and Broadway Industrial (BVI) in relation to the processing arrangement of Shenzhen Broadway Processing Factory
“Shenzhen Broadway Processing Factory”	The processing factory owned by Shenzhen City Shamin Industrial Co., Ltd. and located at Baoan District, Shenzhen City, Guangdong Province, China
“Shenzhen Shajing Xinqiao”	Shenzhen City Shajing Xinqiao Stock Cooperation Company
“Shenzhen Sun Line Processing Agreement”	The processing agreement dated July 29, 1993, as amended and supplemented, expiring July 30, 2010, between and among Shenzhen City Baoan District Foreign Economic Development Co., Ltd., as arranger, Shenzhen City Tea Tree Stock Cooperation Company and Sun Line (HK) in relation to the processing arrangement of Shenzhen Sun Line Processing Factory; Plastec has subsequently determined not to renew this processing agreement
“Shenzhen Sun Line Processing Factory”	The processing factory owned by Shenzhen City Tea Tree Stock Cooperation Company and located at Xixiang Township, Baoan District, Shenzhen City, Guangdong Province, China
“Shenzhen Sun Ngai Processing Agreement”	The processing agreement dated September 13, 1999, as amended and supplemented, expiring September 12, 2009, between and among Shenzhen City Baoan District Foreign Economic Development Co., Ltd., as arranger, Shenzhen City Xiantaosheng Industrial Development Co., Ltd. and Sun Ngai (BVI) in relation to the processing arrangement of Shenzhen Sun Ngai Processing Factory. Plastec has subsequently determined not to renew this processing agreement
“Shenzhen Sun Ngai Processing Factory”	The processing factory owned by Shenzhen City Xiantaosheng Industrial Development Co., Ltd. and located at Baoan District, Shenzhen City, Guangdong Province, China
“Shenzhen Tenancy Agreement”	A 5-year tenancy agreement, expiring April 2, 2014, by Shenzhen Broadway Processing Factory, as user, with respect to approximately 60,150 square meters of gross floor area at Shenzhen Broadway Processing Factory in Shenzhen
“Sun Line (HK)”	Sun Line Industrial Limited, a company incorporated in Hong Kong on April 27, 1993 and Plastec’s wholly owned subsidiary
“Sun Line (Macau)”	Sun Line (Macao Commercial Offshore) Company Limited, a company incorporated in Macau on August 13, 2004 and Plastec’s wholly owned subsidiary
“Sun Ngai (BVI)”	Sun Ngai Spraying and Silk Print Co., Ltd., a company incorporated in BVI on July 25, 1995 and Plastec’s wholly owned subsidiary

“Sun Ngai (HK)”	Sun Ngai Spraying and Silk Print (HK) Co., Limited, a company incorporated in Hong Kong on March 22, 2006 and Plastec’s indirect wholly owned subsidiary
“Sun Terrace”	Sun Terrace Industries Limited, a company incorporated in BVI on March 2, 2004 and Plastec’s wholly owned subsidiary
“Tenancy Agreements”	Kunshan Broadway Tenancy Agreement, Zhuhai Tenancy Agreement, Dongguan Tenancy Agreements and Shenzhen Tenancy Agreement
“UL”	The Underwriters Laboratories Inc., an independent product safety certification organization
“U.S. GAAP”	Generally accepted accounting principles in the United States
“US$” or “U.S. dollar”	The lawful currency of the United States of America
“VAT”	Value-added tax of China
“VHS”	Video home system, a recording and playing standard for analog video cassette recorders and a standard format for consumer recording and viewing
“Zhuhai Sun Line Manufacturing Plant”	Plastec’s wholly owned manufacturing plant in Zhuhai City, Guangdong Province, China
“Zhuhai Sun Line”	Sun Line Precision Industrial (Zhuhai) Ltd., a wholly owned foreign enterprise established in China on October 10, 2008 and Plastec’s indirect wholly owned subsidiary
“Zhuhai Tenancy Agreement”	10-year tenancy agreement, expiring October 30, 2018, by Zhuhai Sun Line, as lessee, with respect to approximately 24,480 square meters of gross floor area at Zhuhai Sun Line Manufacturing Plant

SUMMARY OF THE MATERIAL TERMS OF THE MERGER

The following summary highlights some of the information in this proxy statement. It does not contain all of the information that you should consider before deciding how to vote on any of the proposals described herein. You should read carefully the more detailed information set forth under “Risk Factors” and the other information included in this proxy statement before deciding how to vote.

•	THE PARTIES. The parties to the merger agreement are GSME, Merger Sub, Plastec and the Plastec Shareholders. Pursuant to the agreement, Merger Sub will merge with and into Plastec with Plastec surviving the merger and becoming a wholly owned subsidiary of GSME.
•	Plastec. Plastec is a vertically integrated plastic manufacturing services provider that operates in the PRC through its wholly owned subsidiaries. Plastec provides precision plastic manufacturing services from mold design and fabrication, plastic injection manufacturing to secondary-process finishing, as well as parts assembly. Plastec manufactures a wide range of plastic parts and components for: (i) consumer electronics, such as LCD and LED television sets, DVD players, DVD-VHS combos, Blu-ray disc players, speakers, MP3, remote controls and other consumer audio-visual products; (ii) electrical home appliances, such as power tools, hair dryers, shavers, vacuum cleaners and other home-use electrical products; (iii) telecommunication devices, such as modems, set-top boxes, cordless phone handsets, GPS devices and other telecommunication-related parts and components; (iv) computer peripherals, such as LCD monitors, printers and other personal computer parts and components; and (v) other industries, such as precision plastic toys and automobile audio systems. Plastec manufactures its products solely on the basis of customer orders. Its major customers include international OEMs, ODMs and OBMs of consumer electronics, electrical home appliances, telecommunication devices and computer peripherals. See the section titled “Business of Plastec.”
•	GSME. GSME is an exempted company organized as a blank check company for the purpose of acquiring, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, an operating business, or control of an operating business through contractual arrangements, that has its principal operations located in the PRC. GSME consummated its IPO in November 2009.
•	MERGER CONSIDERATION. Upon consummation of the merger, the Plastec Shareholders will receive an aggregate of 7,054,583 GSME shares. The Plastec Shareholders will also be entitled to receive up to an additional 9,723,988 GSME shares (“Earnout Shares”) as follows:
•	up to an aggregate of 2,944,767 Earnout Shares will be issued if Plastec’s 2011 “net income” (as described in more detail elsewhere in this proxy statement) equals or exceeds HKD$130,700,000, which is the equivalent of approximately US$16,756,410 based on the exchange rate of 7.8:1 on the date the merger agreement was executed (the “Exchange Rate”);
•	up to an aggregate of 3,389,610 Earnout Shares will be issued if Plastec’s 2012 net income equals or exceeds HKD$176,000,000, which is the equivalent of approximately US$22,564,103 based on the Exchange Rate; and
•	up to an aggregate of 3,389,611 Earnout Shares will be issued if Plastec’s 2013 net income equals or exceeds HKD$250,000,000, which is the equivalent of approximately US$32,051,282 based on the Exchange Rate.

For a more detailed description of the merger consideration and the calculation of Plastec’s “net income,” see the section titled “The Merger Proposal — Merger Consideration.”

•	PRO FORMA OWNERSHIP AFTER THE MERGER. After the closing of the transaction, not taking into account any purchases or conversions of Public Shares, each as described elsewhere in this proxy statement, and without giving effect to the future issuance of any Earnout Shares, the current shareholders (including management) of GSME will own 4,800,000 ordinary shares of GSME (approximately 40.5% of the total number of ordinary shares to be outstanding) and the

Plastec Shareholders will own 7,054,583 ordinary shares of GSME (or approximately 59.5% of the total number of ordinary shares to be outstanding). Assuming all of the Earnout Shares are earned, the current shareholders (including management) of GSME will own 4,800,000 ordinary shares of GSME (approximately 22.2% of the total number of ordinary shares to be outstanding) and the Plastec Shareholders will own 16,778,571 ordinary shares of GSME (or approximately 77.8% of the total number of ordinary shares to be outstanding). If Public Shares are purchased by GSME or converted by the holders, the percentage ownership by the current shareholders of GSME will be reduced and the Plastec Shareholders’ percentage ownership will be increased accordingly. The actual percentage ownership will not be known until the closing of the merger when it is determined how many Public Shares are purchased or converted.
•	DISBURSEMENT OF FUNDS. At or after the closing of the merger, the funds in GSME’s trust account will be released to pay approximately $3.0 million of transaction fees and expenses to GSME’s professionals and consultants (including the $500,000 success fee payable to Cohen & Company upon consummation of the merger), $1.44 million of deferred underwriting discounts and commissions which will be owed to the underwriters in GSME’s IPO, tax liabilities, if any, to make purchases of Public Shares, if any, and to pay GSME shareholders who properly exercise their conversion rights. The balance of the funds will be released to GSME after the closing of the merger for working capital and general corporate purposes of GSME and Plastec.
•	GSME’S BOARD OF DIRECTORS AFTER THE MERGER. After the merger, the directors of GSME will be Kin Sun Sze-To, Eli D. Scher (GSME’s current Chief Executive Officer and Director), Chin Hien Tan, Ho Leung Ning, J. David Selvia, Chung Wing Lai and Joseph Yiu Wah Chow. For more information on the board of directors of GSME following the merger and their business background, see the section titled “Management of GSME Following the Merger.”
•	MANAGEMENT OF GSME AFTER THE MERGER. Upon completion of the merger, Kin Sun Sze-To will become the Chairman of the Board and Chief Executive Officer of GSME, Chin Hien Tan will become the Chief Operating Officer of GSME and Ho Leung Ning will become the Chief Financial Officer of GSME. For more information on the management of GSME following the merger, see the section titled “Management of GSME Following the Merger.”
•	LOCK-UP RESTRICTIONS. The Plastec Shareholders have agreed not to sell any GSME shares they receive in the merger as follows:
•	For a period of 180 days from the closing of the merger, Sun Yip and Tiger shall not sell any GSME shares they receive under the merger agreement; provided, however, that Sun Yip and Tiger shall be required to hold until April 30, 2013 a minimum of the lesser of (A) 20% of the outstanding ordinary shares of GSME on the closing of the merger (after taking into account all conversions or purchases of GSME shares and issuances of shares as merger consideration) up to a maximum of 4,315,714 shares or (B) the aggregate number of ordinary shares of GSME that are actually delivered to them pursuant to the merger agreement;
•	For a period of 180 days from the closing of the merger, Cathay shall not sell any shares it receives. On the 181st day after the closing of the merger through and including the 300th day after the closing of the merger, Cathay shall have the right to sell up to 50% of the GSME shares it is issued on the closing of the merger. On the date that is 301 days after the closing of the merger, Cathay shall have the right to sell 100% of the GSME shares it is issued on the closing of the merger. Additionally, for a period of 420 days after the closing of the merger, Cathay may not sell or otherwise dispose of any of its Earnout Shares. Notwithstanding the foregoing and to the extent not already sold, Cathay shall be permitted to sell up to 25% of the GSME shares it receives pursuant to the merger agreement at any time once the public price of GSME’s shares averages $12.00 or greater in a any 30-day trading period, up to an additional 25% of the GSME shares it receives pursuant to the merger agreement at any time once the public price of GSME’s shares averages $14.00 or greater in any 30-day trading period, up to an additional 25% of the GSME shares it receives pursuant to the merger agreement at any time when the public price of GSME’s shares averages $16.00 or greater in any 30-day trading period, and up to the final 25% of the GSME shares it receives pursuant to the merger agreement at any time when the public price of GSME’s shares averages $20.00 or greater in any 30-day trading period; and
•	For a period of 180 days from the closing of the merger, Expert, Fine Colour and each Investor shall not sell any GSME shares they are issued on the closing of the merger and for a period of 180 days from each date any tranche of Earnout Shares are delivered to them pursuant to the merger agreement, such holder shall not sell any such Earnout Shares.
•	REGISTRATION RIGHTS. The parties will enter into a registration rights agreement pursuant to which GSME will agree to register for resale the GSME shares, including the Earnout Shares, issued, or scheduled to be issued, to the Plastec Shareholders in the merger. Pursuant to such agreement, Cathay will have the ability to make up to two demands, and the other the Plastec Shareholders will have the ability to make up to two further demands, that GSME register the resale of such shares, and the Plastec Shareholders will have certain piggy-back registration rights with respect to registration statements filed by GSME. GSME will bear the expenses incurred in connection with the filing of any such registration statements.
•	INDEMNIFICATION. Ten percent (10%), or an aggregate of 472,796, of the GSME shares to be issued and delivered to the Insiders and the Investors at the closing of the merger will be deposited into an indemnification escrow (the “Escrow Fund”), to be held for the period ending on the 30th day after the date GSME has filed with the SEC its Annual Report on Form 20-F for the fiscal year ending April 30, 2011. Such shares shall be used to indemnify GSME and Plastec for losses suffered by either resulting from the inaccuracy or breach of any representation or warranty of Plastec or the Plastec Shareholders contained in the merger agreement or delivered pursuant thereto, or from the breach or non-fulfillment of any covenant or agreement of Plastec or the Plastec Shareholders contained in the merger agreement. The Plastec Shareholders will be indemnified by GSME, up to an aggregate value equal to the number of GSME shares initially deposited in the indemnification escrow described above multiplied by $10.00, for losses resulting from the inaccuracy or breach of any representation or warranty of GSME or Merger Sub contained in the merger agreement or delivered pursuant thereto, or from the breach or non-fulfillment of any covenant or agreement of GSME or Merger Sub contained in the merger agreement. GSME will issue additional GSME shares (valued at fair market value) in satisfaction of such indemnification obligations.
•	REGULATORY MATTERS. The merger and the transactions contemplated by the merger agreement are not subject to any additional federal or state regulatory requirement or approval, including the Hart-Scott-Rodino Antitrust Improvements Act, except for the filing with the Cayman Islands Registrar of Companies of the special resolutions passed by GSME’s shareholders to reflect the changes authorized by the name change proposal, the capitalization proposal, the additional articles proposal and the articles amendment proposal and the filing with the British Virgin Islands Registry of a Plan and Articles of Merger to effectuate the merger between Merger Sub and Plastec.
•	OTHER CONDITIONS TO COMPLETION OF THE MERGER. The merger is subject to a variety of other conditions which must be satisfied, including approval of the shareholders of GSME and reconfirmation by Plastec’s board of directors of its approval of the transaction. For a description of the conditions for the completion of the merger, see the section titled “The Merger Agreement — Conditions to the Closing of the Merger.”
•	ACTIONS THAT MAY BE TAKEN TO SECURE APPROVAL OF GSME’S SHAREHOLDERS. It is possible that holders of Public Shares will vote against the merger and other proposals, notwithstanding the fact that they will be entitled to seek conversion of their Public Shares even if they vote in favor of the merger, as described below. To preclude such possibility, GSME, the GSME Founders and their affiliates may enter into arrangements to provide for the purchase of the Public Shares from holders thereof who indicate their intention to vote against the proposals or otherwise wish to sell their Public Shares or other arrangements that would induce holders of Public Shares not to vote against the proposals. Definitive arrangements have not yet been determined but some possible methods are described in the section titled “Actions That May Be Taken to Secure Approval of GSME’s Shareholders.”
•	CONVERSION RIGHTS. Pursuant to GSME’s Articles, holders of Public Shares voting against the merger proposal will be entitled to convert their shares into cash at the rate of $10.00 per share. In addition, any holder of Public Shares will have the right to vote for the merger proposal and demand that such shareholder’s shares be converted into a pro rata share of the trust account (which amount, when aggregated with the right to receive an additional $0.30 per eligible share pursuant to the letter of credit described elsewhere in this proxy statement, is anticipated to be approximately $10.30 per share). These rights to demand conversion of the Public Shares into cash are sometimes referred to herein as “conversion rights.” The conversion rights will be effectuated under Cayman Islands law as repurchases. Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from seeking conversion rights with respect to more than 10% of the Public Shares. The merger will not be completed if holders of 81% or more of the Public Shares seek conversion of their ordinary shares, regardless of whether they are voting for or against the merger proposal. See “The Merger Proposal — Conversion Rights” for a more detailed discussion of these conversion rights.
•	APPRAISAL RIGHTS. GSME shareholders do not have appraisal rights in connection with the merger.
•	TAX TREATMENT. GSME has received an opinion from its counsel, Graubard Miller, relating to the United States tax treatment of the proposed transaction to GSME’s shareholders. Graubard Miller has consented to the use of its opinion in this proxy statement. For a detailed description of the material U.S. federal income tax consequences of the merger, see the section titled “The Merger Proposal — Material U.S. Federal Income Tax Considerations.”
•	ADDITIONAL PROPOSALS TO BE CONSIDERED. In addition to voting on the merger proposal, the shareholders of GSME will vote on proposals to:
•	approve an increase in the authorized share capital of GSME to US$101,000 divided into 100,000,000 ordinary shares of a par value of US$0.001 each and 1,000,000 preferred shares of a par value of US$0.001 each;
•	approve the change of name of GSME from “GSME Acquisition Partners I” to “Plastec Technologies, Ltd.”;
•	approve amendments to GSME’s Articles to (i) enable GSME to repurchase ordinary shares in order to facilitate the approval of the merger proposal and the conversion of shares in accordance with shareholders’ conversion rights and in certain other circumstances and (ii) to provide for ordinary shares to be uncertificated if requested by a holder rather than requiring shares to be issued in certificated form;
•	approve the amendment and restatement of GSME’s Articles to (among other matters) reflect the capitalization proposal, the name change proposal and the additional articles proposal; and
•	the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, GSME is not authorized to consummate the merger and the other proposals being presented.

See the sections titled “The Capitalization Proposal,” “The Name Change Proposal,” “The Additional Articles Proposal,” “The Articles Amendment Proposal” and “The Adjournment Proposal.”

QUESTIONS AND ANSWERS

ABOUT THE GSME MEETING AND THE PROPOSALS

Q. Why am I receiving this proxy statement?

A.

GSME, Merger Sub, Plastec and the Plastec Shareholders have agreed to a business combination under the terms of the merger agreement that is described in this proxy statement. Shareholder approval of the merger agreement and the transactions contemplated thereby is required under GSME’s Articles. A copy of the merger agreement is attached to this proxy statement as Annex A, which you are encouraged to read.

Additionally, you are being asked to consider and vote upon proposals to (i) approve an amendment to GSME’s Articles to increase the number of authorized ordinary shares from 50,000,000 shares to 100,000,000 shares, (ii) approve an amendment to GSME’s Articles to change GSME’s name to “Plastec Technologies, Ltd.,” (iii) approve amendments to GSME’s Articles to enable GSME to repurchase ordinary shares in order to facilitate the approval of the merger proposal and the conversion of shares in accordance with shareholders’ conversion rights and in certain other circumstances and to provide for ordinary shares to be uncertificated if requested by a holder rather than requiring shares to be issued in certificated form, (iv) approve the amendment and restatement of GSME’s Articles to (among other matters) reflect the capitalization proposal, the name change proposal and the additional articles proposal and (v) approve the adjournment of the meeting to a later date or dates to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, GSME would not have been authorized to consummate the merger and the transactions contemplated thereby. GSME will hold the extraordinary general meeting of its shareholders to consider and vote upon merger proposal and these other proposals. The approval of the merger proposal is a condition to the consummation of the merger. However, approval of the other proposals is not a condition to the consummation of the merger.

This proxy statement contains important information about the proposed merger and the other matters to be acted upon at the meeting. You should read it carefully.
Your vote is important. You are encouraged to vote as soon as possible after carefully reviewing this proxy statement.
Q. What are my options in determining how to vote and what actions to take?

A.

Shareholders will have several options available to them that should be considered in determining how to vote at the meeting and what actions they may wish to take. These include voting in favor of the proposals or voting against the proposals and, for those who do so vote, exercising conversion rights with respect to the merger proposal, all as described in more detail below and elsewhere in this proxy statement. If the merger proposal is approved, as long as you vote on such proposal, you may exercise your conversion rights whether you vote for or against it.

Q. Do I have conversion rights?

A.

GSME is offering each holder of Public Shares the right to demand that GSME convert such shares to cash. Holders of Public Shares who vote against the merger proposal will be entitled to convert their shares for $10.00 per share if the merger proposal is approved and the merger consummated. In addition, any holder of Public Shares will have the right to vote for the merger proposal and demand that such shareholder’s shares be converted into a pro rata share of the trust account (which amount, when aggregated with the right to receive an additional $0.30 per eligible share pursuant to the letter of credit, is anticipated to be approximately $10.30 per share) if the merger proposal is approved and the merger consummated. Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as such term is defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking conversion rights with respect to more than 10% of the Public Shares. The conversion rights will be effectuated under Cayman Islands law as repurchases. As of October 15, 2010, there was approximately $36 million in GSME’s trust account. For more information on conversion rights, see the section titled “The Merger Proposal — Conversion Rights.”

Q. How do I exercise conversion rights?

A.

If you are a holder of Public Shares and wish to exercise your conversion rights, you must (i) vote on the merger proposal, which must be approved and the merger consummated, (ii) demand that GSME convert your shares into cash, (iii) deliver your shares to GSME’s transfer agent physically or electronically using Depository Trust Company’s DWAC (Deposit Withdrawal at Custodian) System prior to the meeting and (iv) certify to GSME, under penalty of perjury, whether you are acting in concert, or as a group, with any other shareholder. Any action that does not include voting either for or against the merger proposal will prevent you from exercising your conversion rights. Additionally, your shares will not be converted unless the merger is consummated. Your vote on any proposal other than the merger proposal will have no impact on your right to convert.

You may exercise your conversion rights either by checking the box on the proxy card or by submitting your request in writing to Mark Zimkind of Continental Stock Transfer & Trust Company (“Continental”), GSME’s transfer agent, at the address listed at the end of this section. If you vote on the merger proposal but initially do not check the box on the proxy card providing for the exercise of your conversion rights or do not send a written request to Continental to exercise your conversion rights, you may request GSME to send you another proxy card on which you may indicate your intended vote. You may make such request by contacting GSME or Continental at the phone numbers or addresses listed at the end of this section.

Any request for conversion, once made, may be withdrawn at any time up to the vote taken with respect to the merger proposal. If you delivered your Public Shares for conversion to Continental and decide prior to the extraordinary general meeting not to elect conversion, you may request that Continental return the shares (physically or electronically). You may make such request by contacting Continental at the phone number or address listed at the end of this section.

Any corrected or changed proxy card must be received by GSME’s secretary prior to the extraordinary general meeting. No demand for conversion will be honored unless the holder’s shares have been delivered (either physically or electronically) to Continental prior to the extraordinary general meeting.

A holder voting through his broker would be able to correct or change his vote immediately by having such broker submit a corrected or changed vote electronically. A holder voting by submitting a proxy card would need to send in a corrected or changed proxy card and it would then take several days thereafter for GSME or its transfer agent to receive the revised proxy card once it is mailed by the holder. A holder may obtain a new proxy card by requesting GSME or its transfer agent to provide a new one (which will be done by GSME or the transfer agent promptly after such request) or print a copy of such proxy card, which is attached to this proxy statement as filed with the SEC and may be obtained at the SEC’s website at www.sec.gov.

For more information on exercising conversion rights, see the section titled “The Merger Proposal — Conversion Rights.”
Q. Do I have appraisal rights if I object to the proposed merger?	A No. GSME shareholders do not have appraisal rights in connection with the merger.
Q. What do I need to do now?

A.

You are urged to read carefully and consider the information contained in this proxy statement, including the annexes, and to consider how the merger will affect you as a shareholder of GSME. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement and on the enclosed proxy card.

Q. How do I vote?

A.

If you are a holder of record, you may vote in person at the extraordinary general meeting or by submitting a proxy for the meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the meeting and vote in person, obtain a proxy from your broker, bank or nominee. Shareholders who hold their shares through a broker or bank will have the option to authorize their proxies to vote their securities electronically through the Internet or by telephone. If you hold your securities through a broker, bank or other nominee, you should check your proxy card or voting instruction card forwarded by your broker, bank or other nominee who holds your securities for instructions on how to vote by these methods. Votes submitted at any time prior to the meeting will be accepted. However, to ensure that your vote is properly counted and to avoid any problems or unforeseen delays, you should submit your vote as early as possible and prior to midnight on the day before the meeting. After such time, a holder would need to contact his bank, broker or nominee directly to vote or change his vote.

Q. May I change my vote after I have mailed my signed proxy card?

A.

Yes. You may change your vote after you have mailed your proxy card by sending a later-dated, signed proxy card to the corporate secretary at the address set forth below so that it is received by the corporate secretary prior to the meeting or attend the meeting in person and vote. You also may revoke your proxy by sending a notice of revocation to the corporate secretary, which must be received by the corporate secretary prior to it being exercised, or attending the meeting and revoking your proxy and voting in person. To ensure that your revised vote is properly counted and to avoid any problems or unforeseen delays, you should submit the notice of revocation and new proxy as early as possible and prior to midnight on the day before the meeting. After such time, a holder would need to contact his bank, broker or nominee directly to vote or change his vote.

Q. What should I do with my share, warrant and unit certificates?	A. Upon consummation of the merger, GSME’s units will automatically separate and no longer be traded as a separate security.

If you are not electing conversion, the merger is approved and consummated and you hold your securities in GSME in certificate form, as opposed to holding your securities through your broker, you do not need to exchange your existing certificates for new certificates issued by GSME under its new name. Your current GSME certificates will continue to represent your rights in GSME’s securities. You may, however, exchange your certificates, if you choose, to receive certificates under GSME’s new name, Plastec Technologies, Ltd. (assuming the name change proposal is approved), by contacting Continental’s Reorganization Department after the consummation of the merger and following their requirements for reissuance. GSME shareholders who exercise their conversion rights must deliver their shares to Continental (either physically or electronically) as instructed by GSME or Continental prior to the vote at the extraordinary general meeting.

Q. What should I do if I receive more than one set of voting materials?

A

You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares.

Q. Who can help answer my questions?	A. If you have questions about the merger or if you need additional copies of the proxy statement or the enclosed proxy card you should contact:
Mr. Eli D. Scher GSME Acquisition Partners I 762 West Beijing Road Shanghai, China 200041 Tel: (86) 21-6271-6777 Fax: (86) 21-6271-6068 Or
AdvantageProxy 24925 13th Place South Des Moines, WA 98198 Tel: (206) 870-8565 Fax: (206) 870-8492
You may also obtain additional information about GSME from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.”

If you intend to seek conversion of your shares, you will need to deliver your shares (either physically or electronically) to GSME’s transfer agent prior to the meeting. If you have questions regarding the certification of your position or delivery of your shares, please contact:

Mr. Mark Zimkind Continental Stock Transfer & Trust Company 17 Battery Place New York, New York 10004 Tel: (212) 845-3287 Fax: (212) 616-7616

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

GSME and Plastec are providing the following selected historical financial information to assist you in your analysis of the financial aspects of the business combination.

Plastec’s historical balance sheet data as of April 30, 2010 and 2009 and statement of operations data for the years ended April 30, 2010, 2009 and 2008 are derived from its audited consolidated financial statements, which are included elsewhere in this proxy statement.

GSME’s historical balance sheet data as of April 30, 2010 and statement of operations data for the six months then ended are derived from GSME’s unaudited financial statements, which are included elsewhere in this proxy statement. GSME’s balance sheet data as of October 31, 2009 and statement of operations data for the period from March 27, 2008 (Inception) to October 31, 2009 are derived from GSME’s audited financial statements, which are included elsewhere in this proxy statement.

The historical information is only a summary and should be read in conjunction with each of Plastec’s and GSME’s historical financial statements and related notes and “Other Information Related to GSME — GSME’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Plastec’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere herein. The historical results included below and elsewhere in this proxy statement are not necessarily indicative of the future performance of GSME or Plastec.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION —
PLASTEC INTERNATIONAL HOLDINGS LIMITED
(in US$’000)

Financial Position

	As at April 30, 2008	As at April 30, 2009	As at April 30, 2010
Non-Current Assets
Property, plant and equipment	$49,648	$57,694	$58,811
Prepaid lease payments	144	140	140
Deposits and prepayments	655	3,764	4,902
	50,447	61,598	63,853
Current Assets
Inventories	12,838	10,662	9,525
Trade receivables	30,905	22,293	31,038
Deposits, prepayments and other receivables	1,092	1,478	1,502
Prepaid lease payments	3	3	3
Cash and cash equivalents	14,788	12,184	19,398
	59,626	46,620	61,466
Current Liabilities
Trade and other payables and accruals	19,014	17,072	24,136
Bills payable	592	0	0
Borrowings	13,047	8,024	11,667
Dividend payable	0	6,410	7,692
Tax payable	3,441	1,982	2,395
	36,094	33,488	45,890
Net current assets	23,532	13,132	15,576
Total assets less current liabilities	73,979	74,730	79,429
Non-current liabilities
Bank borrowings	3,515	2,316	4,911
Deferred tax liabilities	1,445	1,897	1,943
	4,960	4,213	6,854
Net assets	$69,019	$70,517	$72,575

Results of Operations

	Year Ended April 30, 2008	Year Ended April 30, 2009	Year Ended April 30, 2010
Turnover	$126,437	$117,108	$123,943
Cost of sales	(98,193)	(96,109)	(103,870)
Gross profit	28,244	20,999	20,073
Other revenue and net income	331	300	705
Selling and distribution costs	(1,459)	(1,850)	(2,209)
Administrative expenses	(7,264)	(10,749)	(11,147)
Financial costs	(1,036)	(686)	(350)
Profit before income tax	18,816	8,014	7,072
Income tax expense	(1,108)	(99)	(1,392)
Profit for the year	$17,708	$7,915	$5,680

SELECTED HISTORICAL FINANCIAL INFORMATION — GSME

	Six Months Ended April 30, 2010 (unaudited)	For the Period from March 27, 2008 (Inception) to October 31, 2009
Statement of Income Data:
Interest income	$6,706	$—
Formation and operating costs	115,970	26,946
Net income (loss) applicable to common shareholders	$(109,264)	$(26,946)
Weighted average number of shares outstanding – basic and diluted	4,800,000	1,380,000
Net income (loss) per share – basic and diluted	$(0.02)	$(0.01)

	As of April 30, 2010 (unaudited)	As of October 31, 2009
Balance Sheet Data:
Total assets	36,133,428	492,027
Shares subject to possible conversion	29,159,990	—
Total liabilities	1,516,832	493,973
Total shareholders’ equity (deficit)	5,456,606	(1,946)

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The selected unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information included elsewhere in this proxy statement.

The unaudited pro forma condensed combined statement of operations for the year ended April 30, 2010 give pro forma effect to the business combination as if it had occurred on May 1, 2009. The pro forma statements of operations are based on the summary historical balance sheet data as of April 30, 2010 of Plastec and summary statement of operations data for the year ended April 30, 2010 of Plastec, which have been derived from the historical financial statements of Plastec audited by Grant Thornton, independent registered public accounting firm, whose report with respect thereto is included elsewhere in this proxy statement. GSME’s unaudited summary pro forma consolidated financial statements as of and for the six months ended April 30, 2010 assume, as of the beginning of the periods presented for the operating data and as of the stated date for the balance sheet data, the completion of the business combination.

The historical financial information has been adjusted to give effect to pro forma events that are related and/or directly attributable to the business combination, are factually supportable and, in the case of the unaudited pro forma statement of operations data, are expected to have a continuing impact on the combined results. The adjustments presented on the unaudited pro forma condensed combined financial information have been identified and presented in “Unaudited Pro Forma Condensed Combined Financial Information” to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the business combination.

This information should be read together with Plastec’s and GSME’s financial information and related notes, “Unaudited Pro Forma Condensed Combined Financial Information,” “Plastec’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Other Information Related to GSME — GSME’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement.

The unaudited pro forma financial statements are not necessarily indicative of the financial position or results of operations that may have actually occurred had the transaction taken place on the dates noted, or the future financial position or operating results of the combined company.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

	As of April 30, 2010
	Assuming Minimum Conversion Pro Forma Combined (GSME & Plastec)	Assuming Maximum Conversion Pro Forma Combined (GSME & Plastec)
	(In thousands, except share and per share data)
Selected Balance Sheet Data
Cash and cash equivalents	$51,945	$21,910
Property, plant and equipment	58,811	58,811
Trade receivables	31,038	31,038
Inventories	9,525	9,525
Other assets	6,580	6,580
Total assets	157,899	127,864
Trade and other payables and accruals	(24,136)	(24,136)
Borrowings	(16,578)	(16,578)
Dividend payable	(7,692)	(7,692)
Other liabilities	(4,338)	(4,338)
Stockholders' equity	105,155	75,120
Shares outstanding	11,864,583	8,948,584
Selected Statement of Operations Data
Turnover	$61,844	$61,844
Gross profit	$8,486	$8,486
Net income (loss) for the six months ended April 30, 2010	$(1,113)	$(1,113)
Per share data
Basic net income (loss) per common share	$(0.09)	$(0.12)
Diluted net income (loss) per common share	$(0.09)	$(0.12)

RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this proxy statement, before you decide whether to vote or instruct your vote to be cast to approve the proposals described in this proxy statement.

The value of your investment in GSME following consummation of the merger will be subject to the significant risks affecting Plastec and inherent in its business. You should carefully consider the risks and uncertainties described below and other information included in this proxy statement. If any of the events described below occur, GSME’s post-merger business and financial results could be adversely affected in a material way. This could cause the trading price of its ordinary shares and warrants to decline, perhaps significantly, and you therefore may lose all or part of your investment.

Risks Relating to Plastec’s Industry and Business

Plastec relies on third parties for significant portions of its business and, in the event that such parties do not properly manage those portions of the business, Plastec’s production would be materially adversely affected.

Although Plastec owns all manufacturing equipment at the Processing Factories, Plastec does not directly hire employees to operate its production lines. Plastec is entirely dependent on contractual arrangements for manufacturing premises and manufacturing labor services pursuant to the Processing Agreements. Plastec also relies on third party PRC counterparties for utilities and supplemental supplies pursuant to the Processing Agreements. Although Plastec’s management team controls the overall manufacturing process, other parties are contractually entitled to designate the plant manager, finance officer and customs liaison officer and have overall responsibility to manage the plant premises. Accordingly, if such parties do not manage the plant premises properly and hire appropriate individuals to supervise such premises, it could have a material adverse effect on Plastec’s business, financial condition and results of operations.

Suitable plant facilities may not be available to Plastec.

Plastec’s Dongguan Sun Line Processing Agreement is currently scheduled to expire in November 2012 and its Shenzhen Broadway Processing Agreement is currently scheduled to expire in December 2011. An extension of the respective terms of the Processing Agreements may not be obtained after the expiration dates upon similar terms or at all. In the event that the Processing Agreements expire or are not extended, and Plastec is unable to locate an alternative facility site or enter into an alternative processing arrangement, Plastec’s production would be materially adversely affected. This could result in a potential loss of Plastec’s customers and a material adverse effect on its results of operations, business prospects and financial condition.

Plastec does not control some of the third parties that actually operate the plants where its business is conducted.

Plastec does not have control over the third party PRC counterparties that operate Plastec’s Processing Factories. To the extent such third parties fail to renew the licenses necessary for their operations, or fail to comply with the various PRC laws and regulations, such as environmental and legal qualification matters, Plastec may not be able to continue to use the Processing Factories and its operations will be materially and adversely affected. In the event that Plastec has to vacate the Processing Factories due to such failures, Plastec would incur significant losses of revenue, would have significant difficulty in performing its obligations under the contracts with its customers to supply its goods and services, and experience significant delays in its attempt to find alternative manufacturing premises and to relocate its production facilities. Plastec would also have to commit significant financial and other resources, including time of senior management members, to complete such relocation. Should this happen on a significant scale, Plastec’s business and prospects would be materially adversely affected. In the event that Plastec has to relocate its manufacturing operations from any of the current Processing Factories to another manufacturing facility in either Dongguan or Shenzhen, while maintaining its relationship with the relevant PRC counterparty to the respective Processing Agreement, the relevant Processing Factory will have to update its business license to reflect a change of address at the relevant local Administration of Industry and Commerce. If Plastec has to engage a new PRC counterparty for such relocation, Plastec will have to enter into a new processing agreement (which will need to be approved by the relevant governmental authority) and the new PRC counterparty will have to apply for the relevant business licenses. The relevant PRC counterparties may not cooperate with Plastec diligently in respect of the application process and may not proceed with such applications in a timely manner so as to allow the business licenses to be approved, issued or updated promptly in order to minimize any interruption to Plastec’s operations. This could have a material and adverse effect on Plastec’s financial condition and results of operations.

If the proper certificates of land use rights and building ownership certificates are not maintained or renewed, Plastec could incur significant losses of revenue and have significant difficulty in performing the contracts with its customers to supply its goods and services.

Certain of Plastec’s manufacturing plants rely on the Tenancy Agreements for the use of land and premises that is necessary for the operation of its business. As of the date of this proxy statement, certain of those plants have not obtained the required land use rights certificates or building ownership certificates. Although Plastec relies on third party PRC counterparties to ensure that Plastec may properly use the underlying land and has the proper land use rights to lease such land, it is unclear whether such third party PRC counterparties have the right to make the premises available to Plastec for use. Although the Processing Agreements and the Tenancy Agreements constitute separate agreements, termination or invalidity of any Tenancy Agreement could also impact the term or validity of the relevant Processing Agreement.

Additionally, as of the date of this proxy statement, certain of the land used by Plastec in its operations is situated on collectively owned land. Under the PRC laws and regulations, the third party PRC counterparties are responsible for completing the relevant governmental procedures to enable them to lease such land and premises. Currently, the lessors under the Tenancy Agreements have not completed the relevant governmental procedures in order to lease such land and premises to Plastec for its manufacturing use as contemplated under the Tenancy Agreements. As a result, the Tenancy Agreements may not be legally valid and enforceable. Accordingly, it is possible that any of the Tenancy Agreements could be terminated or invalidated prior to its stated maturity. If Plastec has to vacate some or all of its production facilities because of the foregoing, Plastec would incur significant losses of revenue, would have significant difficulty in performing the contracts with its customers to supply its goods and services, and experience significant delays in its attempt to find alternative manufacturing premises and to relocate its production facilities. Plastec would also have to commit significant financial and other resources, including time of senior management members, to complete such relocation. Should this happen on a significant scale, Plastec’s results of operations, business prospects and financial condition could be materially and adversely affected.

Potential government restrictions and changes in the availability of PRC government support and incentives could have a negative effect on Plastec’s business and results of operations.

Plastec is an export-oriented processing manufacturer in China. As an export-oriented processing manufacturer, Plastec is currently substantially exempted from the VAT because it imports approximately 94.1% of the raw materials needed for the manufacturing of its products and exports approximately 92.4% of its products for incorporation into goods sold outside China. Recent PRC measures have reduced or attempted to reduce or eliminate certain existing economic support and incentives for export-oriented processing businesses. Any additional reduction or elimination by the PRC government of the various existing economic support and incentives accorded to export-oriented processing enterprises, or imposition by the PRC government of any additional restrictions or operational barriers with respect to export-oriented processing enterprises for political, financial or other reasons, may adversely affect Plastec’s business prospects and results of operations.

The selling prices of Plastec’s products tend to decline over time and, if Plastec does not receive orders for new products in a timely manner, Plastec’s results of operations would be negatively impacted.

A majority of Plastec’s customers are manufacturers of consumer electronics, electrical home appliances, telecommunication products and computer equipment. As is typical in these industries, the selling prices of the end products tend to decline significantly over time. As a result, Plastec’s customers have also placed pricing pressure on its products over the life of their end products. Plastec believes the selling prices of each of its products will continue to decline over time for the foreseeable future. To offset the declining selling prices,

Plastec must receive orders for new products that command higher initial selling prices in a timely manner. If Plastec does not receive orders for new products over time and cannot otherwise increase the selling prices of its products, Plastec’s gross margins will decline.

Plastec depends on existing major customers and is exposed to the risk of delays, claims, reductions or cancellations of orders from customers in general.

Plastec depends on approximately five major customers, who, on aggregate, accounted for approximately 41.0%, 50.2%, and 66.2% of its turnover for the years ended April 30, 2008, 2009, 2010, respectively. Historically, Plastec’s largest customer accounted for approximately 19.3%, 23.5%, and 32.5% of its turnover for the years ended April 30, 2008, 2009 and 2010, respectively. Plastec believes that it will continue to be dependent upon these customers for a significant portion of its business. Plastec’s ability to retain these customers, as well as other customers, and to add new customers is important to its ongoing success. The loss of one or more of Plastec’s major customers, or reduced or cancelled orders from any of its major customers, could have a material adverse impact on Plastec’s business, financial condition and results of operations.

Plastec does not own any legally protected intellectual property but instead uses intellectual property owned by its customers. Any infringement claim by third parties may require Plastec to spend significant resources to defend its rights and interests.

As a manufacturing service provider to OBM, ODM and OEM manufacturers, Plastec does not own any legally protected intellectual property but instead uses intellectual property that is owned by its customers. Plastec relies on its customers to ensure that they actually have the right to share that intellectual property with Plastec. However, such intellectual property may be in violation of intellectual property belonging to other parties. Accordingly, Plastec is subject to claims from the ultimate owners of the intellectual property that it is infringing on such owners’ rights. In the event of an infringement claim, Plastec may be required to spend a significant amount of resources, financial and otherwise, to defend itself against such claim. Additionally, Plastec’s customers may have to develop a non-infringing alternative or to obtain licenses for Plastec to continue to manufacture the products for them using the existing intellectual property. Such customers may not be successful in developing an alternative or obtaining a license on reasonable terms, if at all. Additionally, Plastec’s customers may not fully indemnify Plastec for losses in such cases. Substantial costs and diversion of Plastec’s resources resulting from any such litigation may adversely affect its business, financial condition and results of operations.

The consumer electronics and electrical home appliance industries are characterized by rapid technological changes and changing consumer preferences.

A majority of Plastec’s customers make and sell consumer electronics and electrical home appliances, which are characterized by rapid technological changes and changing consumer preferences. As a result, a majority of the products that use Plastec’s plastic components tend to have short product life cycles, faster technological obsolescence and constantly evolving industry standards. In order to meet Plastec’s customers’ demand for new products and to ensure operational efficiency, Plastec needs to continually invest in new machines and technologies to upgrade and expand its manufacturing capacity and capabilities, including its know-how and skills. If Plastec is unable to cope with such advances in technology and correspondingly respond to its customers’ requirements on a timely basis, demand for Plastec’s services may decline and its business, financial condition and results of operations would be adversely affected.

Plastec’s business depends on the continued services of its executive officers and key personnel.

Plastec’s success depends on the continued services of its executive officers and key personnel, in particular Mr. Sze-To, Plastec’s Chairman and founder. Mr. Sze-To, together with Plastec’s other executive directors and senior management, have been instrumental in Plastec’s growth and success. Plastec does not maintain key-man life insurance on any of its executive officers and key personnel. If one or more of Plastec’s executive officers and key personnel are unable or unwilling to continue in their present positions, Plastec may not be able to replace them readily, if at all. As a result, Plastec’s business may be severely disrupted and Plastec may have to incur additional expenses in order to recruit and retain new personnel. In addition, if any of Plastec’s executives joins a competitor or forms a competing company, Plastec may lose some of its customers.

Plastec may be adversely affected by any shortage of skilled personnel.

Plastec’s continued success depends, to a significant extent, on its ability to attract, train and retain technicians and a skilled labor force for its business. In recent years, there has been a shortage of skilled workers in southern China, especially Guangdong Province. As a result, there exists substantial competition for qualified technicians in the plastics industry, and Plastec may not be able to attract or retain technicians, or recruit, train and retain skilled workers. In addition, compensation for skilled workers has been on the rise in the more affluent coastal regions in China, including Guangdong Province. If Plastec fails to attract and retain qualified employees at reasonable cost, its business and prospects may be materially and adversely affected.

Plastec may fail to implement its expansion strategy successfully.

Plastec intends to expand its existing production capacity and capability by establishing new production bases and offering plastic products to industries other than consumer electronics and electrical home appliances. Plastec’s ability to obtain adequate funds to finance its expansion plans will depend on its financial condition and results of operations, as well as other factors outside Plastec’s control, such as general market conditions, demand for the types of products Plastec offers, success of its competitors and political and economic conditions in China. If additional capital is unavailable, Plastec may be forced to abandon some or all of its expansion plans, as a result of which its business, financial condition and results of operations could be adversely affected.

Plastec is vulnerable to foreign currency exchange risk exposure.

Currently, Renminbi is not a freely convertible currency. The PRC government regulates conversion between Renminbi and foreign currencies. Changes in PRC laws and regulations on foreign exchange may result in uncertainties in Plastec’s financing and operating plans in China. Over the years, China has significantly reduced the government’s control over routine foreign exchange transactions under current accounts, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. In accordance with the existing foreign exchange regulations in China, Plastec’s PRC subsidiaries are able to pay dividends and service debts in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, the current PRC foreign exchange policies regarding debt service and payment of dividends in foreign currencies may not continue in the future. Changes in PRC foreign exchange policies may have a negative impact on the ability of Plastec’s PRC subsidiaries to service their foreign currency-denominated indebtedness and to distribute dividends to Plastec in foreign currencies. In addition, transfer of funds to Plastec’s subsidiaries in China is subject to approval by PRC governmental authorities in case of an increase in its registered capital in these subsidiaries, or subject to registration with PRC governmental authorities in case of a shareholder loan to them. These limitations on the flow of funds between Plastec and its PRC subsidiaries could restrict Plastec’s ability to act in response to changing market conditions.

During the years ended April 30, 2008, 2009 and 2010, approximately 78.9%, 54.7%, and 63.8% of Plastec’s sales were denominated in Hong Kong dollars, respectively, and approximately 17.5%, 42.0%, and 28.6% of Plastec’s sales were denominated in U.S. dollars, respectively. The remaining 3.6%, 3.3%, and 7.6% were denominated in Renminbi during the same periods. In contrast, approximately 66.3%, 54.0%, and 61.5% of Plastec’s purchases were denominated in Hong Kong dollars during the years ended April 30, 2008, 2009 and 2010, respectively, and approximately 27.6%, 41.0%, and 32.6% of Plastec’s purchases were denominated in U.S. dollars, respectively. The remaining 6.1%, 5.0% and 5.9% were denominated in Renminbi during the same periods. All of Plastec’s direct labor costs and factory overheads, including electricity and utility costs, were also denominated in Renminbi. Plastec’s foreign currency exchange risk also arises from the mismatch between the currency of its sales and the currency of its costs of goods sold. In addition, Plastec’s financial statements are expressed in Hong Kong dollars. Its balance sheet uses the relevant prevailing period end exchange rate to convert all foreign currency amounts into Hong Kong dollars and its income statement records various payments and receipts using the relevant prevailing exchange rate on the date of each transaction. The different exchange rates prevailing at different times will give rise to foreign currency exchange exposures. Plastec’s net foreign exchange losses during the years ended April 30, 2008 and 2009 were HK$5.1 million and HK$2.1 million, respectively, and an exchange gain for the year ended April 20, 2010 was HK$1.0 million. In addition, the current peg of the exchange rate between the Hong Kong dollar and the U.S. dollar may be de-pegged or subject to an increased band of fluctuation. Fluctuations in the Hong Kong dollar exchange rates against other currencies may negatively impact Plastec’s business, financial condition and results of operations.

Plastec faces intense competition in its industry with respect to technical and manufacturing capabilities, resources and production scale, range of product offering and pricing, product quality, delivery efficiencies and overall capability of management.

Plastec operates in a competitive environment and it is subject to competition from both existing competitors and new market entrants. Competitive factors in Plastec’s industry include technical and manufacturing capabilities, resources and production scale, range of product offering and pricing, product quality, delivery efficiencies, and overall capability of management. Many of Plastec’s current and potential competitors have a longer operating history, better name recognition, greater resources, larger customer base, better access to feedstock and raw materials and greater economies of scale than Plastec does. In addition, the entry barriers to the general plastic injection and molding business are moderate as no specialized knowledge is needed. In fact, numerous small-scale enterprises are producing plastic products in China. Plastec’s success depends on its ability to generate and nurture customer patronage and loyalty mainly through consistent offering of quality products and services at competitive prices and reliable delivery times. Should Plastec’s competitors offer any better-quality products or services, better pricing and/or shorter delivery times, Plastec’s sales and market share will be adversely affected. Stiff competition and overall decline in demand for its products and services may also exert a downward pressure on Plastec’s prices and erode its profit margins. Consequently, Plastec’s business, financial condition and results of operations could be adversely affected.

Plastec is exposed to credit risks of its customers and defaults in payment by its customers may adversely affect Plastec’s business, financial condition and results of operations.

Plastec is exposed to credit risks of its customers. Plastec’s trade receivables balances as at April 30, 2008, 2009 and 2010 were approximately HK$241.1 million, HK$173.9 million and HK$242.1 million, respectively. These accounted for approximately 51.8%, 47.8% and 50.5% of its current asset balances as at April 30, 2008, 2009 and 2010, respectively. Plastec’s trade receivables turnover days for the three years ended April 30, 2008, 2009, 2010 were 89 days, 69 days and 91 days, respectively. Plastec calculates its trade receivables turnover day by dividing its trade receivables balances at the end of the period by the turnover during the period, multiplied by actual days in the period (365 days for each year). Plastec made no provisions for doubtful trade receivables as at April 30, 2008, 2009 and 2010 and bad debts written off in the years ended April 30, 2008, 2009 and 2010 amounted to approximately HK$0, HK$0.3 million and HK$0, respectively. Plastec’s customers’ payments may not be made timely and they may not be able to fulfill their payment obligations. Defaults in payment by Plastec’s customers may adversely affect its business, financial condition and results of operations.

Plastec may be exposed to product liability claims.

The products Plastec manufactures for its customers must meet their stringent quality standards. Although Plastec has put in place strict quality control procedures, Plastec’s products may not always satisfy its customers’ quality standards. In addition, as a manufacturing service provider, Plastec does not control the design and structure of the plastic parts and components it manufactures for its customers. Nor does Plastec control the design or structure of the final products containing its parts and components that Plastec’s customers market to end-users. In Plastec’s manufacturing, it strictly follows the chemical formula provided by its customers and sources its principal raw materials from vendors as designated and required by its customers. If there are any quality defects in the products that contain Plastec’s parts and components, Plastec may face claims from its customers or end-users for the damages suffered by them arising from such defects. It may be difficult or impossible to determine who is responsible for such defects or how much responsibility each party should bear for such defects. In addition, Plastec does not maintain any product liability insurance except for a $1 million policy on a particular customer’s products. In the event that Plastec becomes subject to valid product liability claims, it will be liable for them and, as a result, its business, financial condition and results of operations may be adversely affected.

Electricity disruptions may adversely impact Plastec’s production.

Plastec’s manufacturing processes consume substantial amounts of electricity. Plastec depends on the PRC power grid to supply its electricity needs. With the rapid development of the PRC economy, however, demand for electricity has continued to increase. There have been electricity shortages in various regions across China, especially during peak seasons. As a result, Plastec has in the past experienced interruptions of, or limitations on, its electricity supply. To prevent similar occurrences, Plastec has installed backup power generators to provide electricity to its production lines in case of electricity supply interruptions. However, there still may be interruptions or shortages in Plastec’s electricity supply and Plastec may need more electricity in the future to support its requirements at such time. Interruptions or shortages in power supply or increases in electricity costs may disrupt Plastec’s normal operations and adversely affect its profitability.

Plastec is exposed to risk of loss from fire, theft and natural disasters.

Plastec faces the risk of loss or damage to its properties, machinery and inventories due to fire, theft and natural disasters such as earthquakes and floods. Although Plastec has not experienced any such disasters, such events have caused disruptions or cessations in the operations in some of the foreign-owned manufacturing facilities in China in the past and have adversely affected their business, financial condition and results of operations. While Plastec’s insurance policies cover some losses in respect of damage or loss of its properties, machinery and inventories, Plastec’s insurance may not be sufficient to cover all such potential losses. In the event that such loss exceeds Plastec’s insurance coverage or is not covered by its insurance policies, Plastec will be liable for the excess in losses. In addition, even if such losses are fully covered by Plastec’s insurance policies, such fire, theft or natural disaster may cause disruptions or cessations in its operations and adversely affect its financial condition and results of operations.

Changes in global manufacturing outsourcing trends may adversely affect Plastec’s business and prospects.

The EMS industry has undergone rapid change and growth over the last two decades as the capabilities of EMS providers continued to expand. More consumer electronics manufacturers have adopted, and have become more dependent on, manufacturing outsourcing strategies to remain competitive. Plastec believes that the EMS industry has the potential for further growth as many consumer electronics manufacturers continue to favor outsourcing and the market for outsourcing, as a whole, continues to flourish. In recent years, manufacturing outsourcing has been quickly adopted by, and adapted for, other industries involving electrical home appliances, computers and automobiles. However, these trends of adopting manufacturing outsourcing strategies by consumer electronics and other manufacturers may not continue to grow. If the outsourcing trends change, Plastec’s business, financial condition and results of operations could be adversely affected.

The 2010 audited financial statements of Plastec presented in this proxy statement have not been prepared in accordance with the standards of the PCAOB.

The 2010 audited financial statements of Plastec have not been prepared in accordance with the standards of the PCAOB. However, the audited financial statements of Plastec that will be presented in GSME's Shell Company Report to be filed on Form 20-F with the SEC upon consummation of the merger will be prepared in accordance with the standards of the PCAOB. Accordingly, you should be aware that Plastec's 2010 audited financial statements may be presented differently in such Form 20-F than they are presented in this proxy statement. Although we do not anticipate that the financial statements included in this proxy statement will differ in any significant way from the financial statements that will be included in the Form 20-F, we cannot assure you of this fact.

Risks Relating to Operations in China

Changes in PRC political and economic policies and conditions could adversely affect Plastec’s business and prospects.

China has been, and will continue to be, Plastec’s primary production base and currently almost all of its assets are located in China. While the PRC government has been pursuing economic reforms to transform its economy from a planned economy to a market-oriented economy since 1978, a substantial part of the PRC economy is still being operated under various controls of the PRC government. By imposing industrial policies and other economic measures, such as control of foreign exchange, taxation and foreign investment, the PRC government exerts considerable direct and indirect influence on the development of the PRC economy. Many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved over time. Other political, economic and social factors may also lead to further adjustments of the PRC reform measures. This refining and adjustment process may not necessarily have a positive effect on Plastec’s operations and its future business development. Plastec’s business, financial condition and results of operations may be materially and adversely affected by changes in the PRC economic and social conditions and by changes in the policies of the PRC government, such as austerity measures or measures to control inflation, changes in the rates or method of taxation and the imposition of additional restrictions on currency conversion.

The uncertain legal environment in China could limit the legal protections available to shareholders.

Plastec’s operating subsidiaries are wholly-owned foreign enterprises in China and are subject to laws and regulations applicable to foreign investments in China in general and laws and regulations applicable to wholly-owned foreign enterprises in particular. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, the civil law system is a system in which decided legal cases have little precedential value. When the PRC government started its economic reform in 1978, it began to formulate and promulgate a comprehensive system of laws and regulations to provide general guidance on economic and business practices in China and to regulate foreign investments. China has made significant progress in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the promulgation of new laws, changes in existing laws and abrogation of local regulations by national laws may have a negative impact on Plastec’s business, financial condition and results of operations. In addition, as these laws, regulations and legal requirements are relatively recent and because of the limited volume of published cases and their non-binding nature, the interpretation and enforcement of these laws, regulations and legal requirements involve significant uncertainties. These uncertainties could limit the legal protections available to foreign investors and shareholders.

Plastec’s primary source of funds (in the form of dividends and other distributions from its operating subsidiaries in China) is subject to various legal and contractual restrictions and uncertainties.

Plastec is a holding company established in the British Virgin Islands and it conducts its core business operations through its operating subsidiaries in China. As a result, Plastec’s profits available for distribution to its shareholders are dependent on the profits available for distribution from its PRC operating subsidiaries. If these subsidiaries in China incur debt on their own behalf, the debt instruments may restrict their ability to pay dividends or make other distributions, which in turn would limit Plastec’s ability to pay dividends on its shares. Under the current PRC laws, because Plastec is incorporated in the British Virgin Islands, its PRC subsidiaries are regarded as wholly-owned foreign enterprises in China. Under the new Enterprise Income Tax Law of the PRC effective from January 1, 2008, dividends paid by foreign-invested enterprises, such as wholly-owned foreign enterprises, are currently subject to a 10% PRC corporate withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The PRC laws permit payment of dividends only out of net income as determined in accordance with PRC accounting standards and regulations. Determination of net income under PRC accounting standards and regulations may differ from determination under IFRS in significant aspects, such as the use of different principles for recognition of revenue and expenses. In addition, distribution of additional equity interests by Plastec’s PRC subsidiaries to Plastec which are credited as fully paid through capitalizing their undistributed profits requires additional approval of the PRC government due to an increase in the registered capital and total investment in its subsidiaries in China. Under the PRC laws, Plastec’s subsidiaries in China must allocate at least 10% of their respective after-tax profit to their statutory general reserve funds until the balance of the fund reaches 50% of their registered capital. They also have discretion in allocating their after-tax profits to their statutory employee welfare reserve funds. These reserve funds are not distributable as cash dividends. As a result, Plastec’s primary internal source of funds for dividend payments from its subsidiaries in China is subject to these and other legal and contractual restrictions and uncertainties.

Expiration of, or changes to, current PRC tax incentives that Plastec’s business enjoys could have a material adverse effect on its results of operations.

Plastec’s PRC subsidiaries are subject to various PRC taxes and enjoy various PRC tax incentives. The rate of income tax chargeable on companies in China may vary depending on the availability of preferential tax treatment or subsidies based on their industry or location. If Plastec’s current tax benefits expire or otherwise become unavailable to it for any reason, its profitability may be materially and adversely affected.

Compliance with environmental regulations can be expensive, and noncompliance may result in adverse publicity and potentially significant monetary damages and fines or suspension of Plastec’s business operations.

Plastec is required to comply with all national and local regulations regarding protection of the environment in China. Compliance with environmental regulations is expensive. In addition, if more stringent regulations are adopted by the PRC government in the future, the costs of compliance with PRC environmental protection regulations could increase. If Plastec fails to comply with present or future environmental regulations, Plastec may be subject to substantial fines or damages or suspension of its business operations, and its reputation may be harmed.

The enforcement of the Labor Contract Law and other labor-related regulations in the PRC may adversely affect Plastec’s business and results of operations.

In June 2007, the National People’s Congress of China enacted the Labor Contract Law, which became effective on 1 January 2008, to impose more stringent requirements on employers for entering into labor contracts and dismissal of employees. Further, under the newly promulgated Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year with an employer are entitled to a paid vacation ranging from five to fifteen days, depending on their length of service. Employees who waive such vacation entitlement at the request of the employer shall be compensated at three times their normal salaries for each waived vacation day. As a result of these new protective labor measures, Plastec’s labor costs may increase and Plastec’s future operations may be adversely affected.

In addition, as required by the relevant PRC laws and regulations, Plastec’s PRC subsidiaries must provide their employees in the PRC with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, injury insurance, medical insurance and a housing accumulation fund. Plastec’s PRC subsidiaries are in material compliance with all applicable labor laws and regulations in the PRC and have provided their employees in the PRC with welfare schemes covering above-mentioned insurances. However, the housing accumulation fund scheme has not been fully implemented in a timely manner in certain parts of the PRC, including the places where Plastec’s PRC subsidiaries are located. As of today, Plastec’s PRC subsidiaries have not made contributions to the housing accumulation funds for their employees. Plastec’s PRC subsidiaries will contribute to the housing accumulation funds for the employee once the implementation is carried out. Should any of Plastec’s PRC subsidiaries be considered by relevant local authorities as not in compliance with the requirements in respect of those insurances and the housing accumulation fund scheme, Plastec’s PRC subsidiaries may be ordered by the relevant authorities to make the unpaid contributions or be fined and thus, Plastec’s future operations may be adversely affected.

Risks Related to GSME and the Merger

GSME may not declare and/or distribute any dividends.

Following consummation of the merger, GSME intends to declare regular annual cash dividends equal to 30% of Plastec’s yearly net income. However, the actual payment of such future dividends will be entirely within the sole discretion of GSME’s board of directors at such times. Accordingly, GSME may never declare or pay any dividend in the future. Even if the board of directors decides to pay dividends, the form, frequency and amount will depend upon Plastec’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board may deem relevant.

GSME’s shareholders will experience substantial voting dilution as a result of the merger.

After the closing of the merger, not taking into account any purchases or conversions of Public Shares and without giving effect to the issuance of any Earnout Shares, the current shareholders (including management) of GSME will own 4,800,000 ordinary shares of GSME (approximately 40.5% of the total number of ordinary shares to be outstanding) and the Plastec Shareholders will own 7,054,583 ordinary shares of GSME (or approximately 59.5% of the total number of ordinary shares to be outstanding). Assuming all of the Earnout Shares are earned, the current shareholders (including management) of GSME will own 4,800,000 ordinary shares of GSME (approximately 22.2% of the total number of ordinary shares to be outstanding) and the Plastec Shareholders will own 16,778,571 ordinary shares of GSME (or approximately 77.8% of the total number of ordinary shares to be outstanding). Accordingly, GSME shareholders will experience significant dilution of voting power upon consummation of the merger.

If third parties bring claims against GSME, the proceeds held in trust could be reduced and the per-share distribution price received by GSME shareholders may be less than approximately $10.00 per share.

GSME’s placing of funds in its trust account may not protect those funds from third party claims against GSME. Although GSME seeks waivers from all of the vendors, lenders and service providers it engages and prospective target businesses with which it has negotiated with, waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of GSME’s public shareholders, waivers may not be obtained in every instance or, even where waivers have been obtained, such entities still may attempt to seek recourse against the trust account. In addition, a court may not uphold the validity of a waiver agreement.

Accordingly, the proceeds held in trust could be subject to claims which could take priority over those of GSME’s public shareholders and, as a result, the per-share liquidation price could be less than approximately $10.00 due to claims of creditors. If GSME liquidates before the completion of a business combination and distributes the proceeds held in the trust account to GSME’s public shareholders, Jing Dong Gao and Eli D. Scher have agreed that they will be liable to ensure that the proceeds in the trust account are not reduced below $10.00 per share by the claims of target businesses or claims of vendors, lenders, service providers or other entities that are owed money by GSME for services rendered or contracted for or products sold to GSME, but only if a vendor, professional, service provider or prospective target business does not execute a valid and enforceable waiver. They may not be able to satisfy those obligations if they are required to do so. Therefore, the per-share distribution from the trust account, if GSME liquidates, may be less than approximately $10.00 or $10.30 per share including the proceeds from the letter of credit described elsewhere in this proxy statement, as the case may be, due to such claims.

Additionally, if GSME is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against GSME which is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in GSME’s bankruptcy estate and subject to the claims of third parties with priority over the claims of GSME’s shareholders. To the extent any bankruptcy claims deplete the trust account, GSME may not be able to return to GSME’s public shareholders at least approximately $10.00 or $10.30 per share including the proceeds from the letter of credit described elsewhere in this proxy statement, as the case may be.

GSME’s shareholders may be held liable for claims by third parties against GSME to the extent of distributions received by them.

If GSME does not complete the merger or another business combination within the required time periods and is forced to liquidate, under the Companies Law, a liquidator will be appointed. Upon the appointment of the liquidator, the powers of the directors of GSME will be suspended, and the liquidator will control GSME. The liquidator would give reasonable notice (in practice at least 21 days) of GSME’s intention to make a distribution by notifying known creditors (if any) who have not submitted claims and by placing a public advertisement in the Cayman Islands Official Gazette and in any other publications they considered appropriate. In practice, this notice requirement may not necessarily delay the distribution of assets if the liquidator is satisfied that no creditors would be adversely affected as a consequence of a distribution before this time period has expired. As soon as the affairs of the company are fully wound-up, the liquidator must present his final report and accounts before a final general meeting which must be called by a public notice at least one month before it takes place. After the final meeting, the liquidator must make a return to the Cayman Islands Registrar of Companies confirming the date on which the meeting was held and three months after the date of such filing the company will be dissolved. The timing of the distribution of the net funds in the trust account to shareholders will ultimately be a matter for the discretion of the liquidator. However, GSME and its directors and officers intend to work closely with the liquidator to assist the liquidator in distributing the funds in the trust account to GSME’s public shareholders as soon as reasonably possible after the end of the applicable time periods and GSME’s directors and officers have agreed to take any such action necessary to allow for such liquidation to occur as soon as reasonably practicable if GSME does not complete a business combination in the applicable time periods. As such, GSME’s shareholders could potentially be liable for any claims to the extent of distributions received by them pursuant to such process and any liability of GSME’s shareholders may extend beyond the date of such liquidation. Accordingly, third parties may seek to recover from GSME’s shareholders amounts owed to them by GSME.

An effective registration statement may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise warrants and causing the warrants to expire worthless.

GSME’s outstanding public warrants will not be exercisable and GSME will not be obligated to issue any ordinary shares thereunder unless, at the time a holder seeks to exercise a warrant, GSME has a registration statement under the Securities Act of 1933, as amended (“Securities Act”), in effect covering the shares issuable upon the exercise of such warrants and a current prospectus relating to such shares. Under the terms of the warrant agreement governing the warrants, GSME is obligated to use its best efforts to have a registration statement in effect covering shares issuable upon exercise of the warrants as soon as practicable following the merger and following such effectiveness to maintain a current and effective prospectus relating to the shares issuable upon exercise of the warrants until the expiration of the warrants. GSME may not be able to do so. GSME will not be required to net cash settle the warrants if it does not maintain a current prospectus. In such event, the warrants held by public shareholders may have no value, the market for such warrants may be limited and such warrants may expire worthless.

An investor will only be able to exercise a warrant if the issuance of shares upon the exercise of such warrant has been registered or qualified or is deemed exempt under the securities laws of the state of residence of the holder of the warrants.

No public warrants will be exercisable and GSME will not be obligated to issue any ordinary shares thereunder unless, at the time a holder seeks to exercise a warrant, the shares issuable upon an exercise thereof has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. GSME has applied to have its securities listed on the NASDAQ Stock Market which would provide an exemption from registration in every state. Accordingly, it is believed that holders in every state will be able to exercise their warrants as long as GSME’s prospectus relating to the shares issuable upon exercise of the warrants is current. However, the NASDAQ Stock Market may not approve GSME’s securities for listing on its exchange. If the shares issuable upon exercise of the warrants are not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, the warrants may be deprived of any value, the market for the warrants may be limited and they may expire worthless if they cannot be sold.

GSME has not obtained an opinion from an unaffiliated third party that the consideration being delivered in the merger is fair to GSME’s shareholders from a financial point of view.

In analyzing the transaction with Plastec, the GSME board conducted significant due diligence on Plastec. However, GSME did not obtain an opinion from an unaffiliated third party indicating that the consideration being paid in the merger is fair to GSME’s public shareholders from a financial point of view since it was not required to do so. Since no opinion has been obtained, GSME’s shareholders will be relying solely on the judgment of GSME’s board of directors with respect to the merger and its terms. GSME’s board of directors may be incorrect in its assessment of the transaction.

GSME’s officers and directors may have a conflict of interest in determining whether the merger with Plastec is appropriate for a business combination.

The GSME Founders have waived their right to receive distributions with respect to the Founders’ Shares upon GSME’s liquidation if GSME is unable to consummate a business combination. Additionally, there will be no liquidating distributions with respect to GSME’s warrants if GSME liquidates. Accordingly, the Founders’ Shares, as well as any warrants held by the GSME Founders, will be worthless if GSME does not consummate an initial business combination. Additionally, since the GSME Founders paid only a nominal price for the Founders’ Shares, they may profit from the merger with Plastec even though the transaction may ultimately prove unprofitable for holders of Public Shares. The personal and financial interests of the GSME Founders may have influenced their motivation in timely identifying and selecting Plastec as a target business, the terms of its merger and their desire to complete the merger. If this were the case, it would be a breach of their fiduciary duties to GSME under the Companies Law and GSME might have a claim against such individuals. However, GSME might not ultimately be successful in any claim it may make against them for such reason.

The exercise of GSME’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the merger may result in a conflict of interest when determining whether such changes to the terms of the merger or waivers of conditions are appropriate and in GSME’s shareholders’ best interest.

In the period leading up to the closing of the merger, events may occur that, pursuant to the merger agreement, would require GSME to agree to amend the merger agreement, to consent to certain actions taken by Plastec or to waive rights that GSME is entitled to under the merger agreement. Such events could arise because of changes in the course of Plastec’s business, a request by Plastec to undertake actions that would otherwise be prohibited by the terms of the merger agreement or the occurrence of other events that would have a material adverse effect on Plastec’s business and would entitle GSME to terminate the merger agreement. In any of such circumstances, it would be discretionary on GSME, acting through its board of directors, to grant its consent or waive its rights. The existence of the financial and personal interests of the directors described in the preceding risk factor may result in a conflict of interest on the part of one or more of the directors between what he may believe is best for GSME and what he may believe is best for himself in determining whether or not to take the requested action. While certain changes could be made without further shareholder approval, GSME will circulate a new or amended proxy statement and resolicit its shareholders if changes to the terms of the transaction that would have a material impact on its shareholders are required prior to the shareholder vote on the merger proposal and if the possibility of making such changes is not already disclosed herein.

A national securities exchange may not list GSME’s securities prior to consummation of the merger or thereafter, or if a national securities exchange does grant such listing, it could thereafter delist GSME’s securities, which could limit investors’ ability to make transactions in GSME’s securities and subject GSME to additional trading restrictions.

It is anticipated that GSME’s ordinary shares and warrants will be listed on a national securities exchange upon consummation of the merger. GSME expects to meet the minimum initial listing standards of such national securities exchange. However, the consummation of the merger is not conditional upon such listing being in place at the time the merger is consummated. If a national securities exchange does not list GSME’s securities prior to consummation of the merger or thereafter or if it grants such listing and thereafter delists GSME’s securities, GSME could face significant material adverse consequences, including:

•	A limited availability of market quotations for GSME’s securities;
•	A reduced liquidity with respect to GSME’s securities;
•	A determination that GSME’s ordinary shares are “penny stocks” which will require brokers trading in GSME shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for GSME’s shares;
•	A limited amount of news and analyst coverage for GSME;
•	A decreased ability to issue additional securities or obtain additional financing in the future; and

•	Being dependent upon the development or market acceptance of a single or limited number of products, processes or services.

If the GSME Founders exercise their registration rights with respect to the Founders’ Shares and warrants, it may have an adverse effect on the market price of GSME’s securities.

The GSME Founders are entitled to demand that GSME register the resale of the shares of Founders’ Shares at any time commencing three months prior to the date on which such shares are released from escrow. Additionally, the GSME Founders are entitled to demand that GSME register the resale of the 3,600,000 warrants purchased in connection with GSME’s IPO (“Insider Warrants”) at any time commencing after consummation of the merger. GSME will bear the cost of registering these securities. The presence of these additional securities trading in the public market may have an adverse effect on the market price of GSME’s securities.

GSME’s warrants and unit purchase options may be exercised following the merger, which would increase the number of shares eligible for future resale in the public market and result in dilution to GSME’s shareholders.

Following the merger, GSME’s warrants will be exercisable. There will be warrants outstanding immediately following the merger to purchase 7,200,000 ordinary shares. In addition, in connection with the IPO, GSME granted Cohen & Company (and its designees) options to purchase, at $15.00 per unit, an aggregate of 360,000 units, each consisting of one ordinary share and one warrant (exercisable at $11.50 per share), which units and underlying warrants, if fully exercised would resulting an additional 720,000 ordinary shares being outstanding. To the extent such securities are exercised, additional ordinary shares of GSME will be issued, which will result in dilution to the holders of GSME’s ordinary shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of GSME’s ordinary shares.

Each holder of Public Shares will have the option to vote in favor of the merger and still seek conversion of his, her or its shares.

Each holder of Public Shares will have the option to vote in favor of the merger and still seek conversion of his, her or its shares. This is different than other similarly structured blank check companies where shareholders are offered the right to convert their shares only when they vote against a proposed business combination. This ability to seek conversion while voting in favor of the proposed merger may make it more likely that GSME will consummate such merger.

If GSME shareholders fail to vote with respect to the merger proposal and fail to deliver their shares in accordance with the conversion requirements specified in this proxy statement, they will not be entitled to convert their shares of GSME into a pro rata portion of the trust account.

GSME shareholders holding Public Shares who vote on the merger proposal may demand that GSME convert their shares into cash. GSME shareholders who seek to exercise this conversion right must vote on the merger and deliver their shares (either physically or electronically) to GSME’s transfer agent prior to the meeting. Any GSME shareholder who fails to vote on the merger proposal and who fails to deliver his or her shares will not be entitled to convert his or her shares into cash. See the section titled “The Merger Proposal — Conversion Rights” for the procedures to be followed if you wish to convert GSME’s shares to cash.

Holders of Public Shares, together with any affiliates of theirs or any other person with whom they are acting in concert or as a “group” with, will be restricted from exercising conversion rights with respect to more than 10% of the Public Shares.

Although GSME is offering each holder of Public Shares the ability to exercise conversion rights, a holder of Public Shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from exercising conversion rights with respect to more than 10% of the Public Shares and if the merger is approved, such holder of Public Shares will not be able to exercise conversion rights with respect to the full amount thereof. Accordingly, such holder may be forced to hold such additional Public Shares or sell them in the open market. The value of such additional Public Shares may not appreciate over time following the merger or that the market price of the shares will exceed the per-share conversion price.

If the merger is completed, a portion of the funds in the trust account established by GSME in connection with its IPO for the benefit of the holders of the Public Shares may be used for the purchase, directly or indirectly, of Public Shares. As a consequence, if the merger is completed, such funds will not be available to GSME for working capital and general corporate purposes and the number of beneficial holders of GSME’s securities may be reduced to a number that may preclude the quotation, trading or listing of GSME’s securities other than on the Over-the-Counter Bulletin Board.

After the payment of expenses associated with the transaction, the balance of funds in GSME’s trust account will be available to GSME for working capital and general corporate purposes. However, a portion of the funds in the trust account may be used to acquire Public Shares, either from holders who request conversion or from holders who have indicated their intention to vote against the merger proposal but first agree to sell their shares to GSME so such shares will be voted in favor of the merger proposal. As a consequence of such purchases,

•	The funds in GSME’s trust account that are so used will not be available to GSME after the merger and the actual amount of such funds that GSME may retain for its own use will be diminished; and
•	The public “float” of GSME’s ordinary shares may be reduced and the number of beneficial holders of GSME’s securities may be reduced, which may make it difficult to obtain the quotation, listing or trading of GSME’s securities on a national securities exchange.

The foregoing will serve to reduce the working capital available to GSME following consummation of the merger. There is no condition to the consummation of the merger that requires there to be a minimum amount remaining in trust following exercise of these conversion rights and other payments made in connection with the merger. As a result, prior to or following consummation of the merger, GSME may need or may otherwise seek to sell equity or borrow funds to satisfy its working capital requirements. Such funds may not be available to GSME on terms favorable to it or at all.

Conditions to the merger agreement may not be satisfied.

It is possible that the other conditions to consummating the merger may not be satisfied. For instance, a condition to consummating the merger is that Plastec’s board of directors re-confirm its approval of the merger. If a significant amount of funds held in GSME’s trust account are used to acquire Public Shares, either from holders who request conversion or from holders who have indicated their intention to vote against the merger proposal, Plastec’s board of directors may determine not to re-confirm its approval of the merger. Other conditions to consummating the merger may also not be satisfied. Accordingly, even if the merger proposal is approved by GSME shareholders, the merger may still not be consummated.

Activities taken by the GSME Founders or their affiliates to increase the likelihood of approval of the merger proposal and other proposals by GSME shareholders could have a depressive effect on GSME’s shares prior to the merger or GSME’s stock following the merger.

At any time prior to the extraordinary general meeting of GSME’s shareholders, during a period when they are not then aware of any material nonpublic information regarding GSME or its securities, the GSME Founders or their affiliates may purchase GSME shares from institutional and other investors, or execute agreements to purchase such shares from them in the future, or they may enter into transactions with such persons and others to provide them with incentives to acquire GSME’s shares and vote the acquired shares in favor of the merger proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of the proposals being approved. Entering into any such arrangements may have a depressive effect on GSME’s shares prior to the merger or GSME’s shares following the merger. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the meeting. Additionally, any transaction that involves the shareholder receiving an incentive from the GSME Founders or their affiliates may not be fair to and in the best interests of those shareholders who will not be offered or receive any such incentive.

FORWARD-LOOKING STATEMENTS

Plastec and GSME believe that some of the information in this proxy statement constitutes forward-looking statements. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intends,” and “continue” or similar words. You should read statements that contain these words carefully because they:

•	discuss future expectations;
•	contain projections of future results of operations or financial condition; or
•	state other “forward-looking” information.

Plastec and GSME believe it is important to communicate their expectations to their security holders. However, there may be events in the future that they are not able to predict accurately or over which they have no control. The risk factors and cautionary language discussed in this proxy statement provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by Plastec or GSME in such forward-looking statements, including among other things:

•	the number and percentage of GSME’s shareholders voting against the proposals;
•	changes adversely affecting the business in which Plastec is engaged;
•	success in retaining or recruiting, or changes required in, GSME’s and Plastec’s officers, key employees or directors following the merger;
•	management of expected growth following acquisitions by GSME and Plastec;
•	general economic, market and business conditions of China (and to a certain extent, the world);
•	the ability to complete the merger within the anticipated time-frame or at all;
•	continued relationships with major customers of Plastec;
•	changes in the regulatory policies affecting Plastec’s business;
•	changes or volatility in foreign exchange rates, equity prices or other rates or prices;
•	Plastec’s business strategy and plans;
•	the result of future financing efforts;
•	expansion efforts;
•	the ability to have GSME’s securities listed on a national securities exchange following the merger; and
•	the potential liquidity and trading of GSME’s public securities.

Should one or more of these risk or uncertainties materialize, or should any of the underlying assumptions provide incorrect, actual results may vary in material respects from those expressed or implied by these forward-looking statements.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement.

All forward-looking statements included herein attributable to any of GSME, Plastec or any person acting on either party’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, GSME and Plastec undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement or to reflect the occurrence of unanticipated events.

Before you grant your proxy or instruct how your vote should be cast or vote on the merger proposal or any of the other proposals, you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement may adversely affect GSME and/or Plastec.

INTERESTS OF VARIOUS PERSONS IN THE MERGER

In considering the recommendations of the board of directors of GSME to vote for the merger proposal and related matters being presented at the GSME extraordinary general meeting, you should be aware that the directors and officers of GSME and certain other persons have agreements or arrangements that provide them with interests in the merger that differ from, or are in addition to, those of GSME’s public shareholders generally. The board of directors of GSME was aware of these interests and considered them, among other matters, in approving the merger and the related transactions. In particular:

•	If GSME does not consummate the merger or another business combination by May 25, 2011, GSME’s Articles provide that GSME will be wound up. In such event, the 1,200,000 Founders’ Shares held by the GSME Founders that were acquired before the IPO for an aggregate purchase price of $25,000 would be worthless because the GSME Founders are not entitled to receive any of the trust account proceeds with respect to such shares. The Founders’ Shares had an aggregate market value of $12,336,000 based upon the shares’ closing price of $10.28 on the OTC Bulletin Board on October 15, 2010, the record date for the GSME extraordinary general meeting.
•	The GSME Founders and their affiliates hold an aggregate of 3,600,000 warrants (“Insider Warrants”) that were purchased for an aggregate purchase price of $1,800,000 (or $0.50 per warrant). The Insider Warrants are identical to the GSME public warrants except that (i) the Insider Warrants will not be transferable or salable by the initial purchasers (except in certain limited circumstances, provided the transferee agrees to be bound by the transfer restrictions) until GSME completes a business combination, (ii) they will be exercisable on a cashless basis and (iii) if GSME calls the warrants for redemption, the Insider Warrants will not be redeemable so long as such warrants are held by the initial purchasers or their affiliates. All of the Insider Warrants will become worthless if a business combination is not consummated and GSME is liquidated (as will the public warrants). Such Insider Warrants had an aggregate market value of $720,000, based on the warrants’ closing price of $0.20 on the OTC Bulletin Board on October 15, 2010, the record date for the GSME extraordinary general meeting.
•	Eli D. Scher will continue to serve as a director of GSME following the merger and may receive compensation in connection therewith, including cash fees, stock options or stock awards that GSME’s board of directors may determine to pay its directors.
•	If GSME is unable to consummate a business combination within the time periods described above, Jing Dong Gao and Eli D. Scher will be personally liable to ensure that the proceeds in the trust account are not reduced below $10.00 per share by the claims of target businesses or claims of vendors or other entities that are owed money by GSME for services rendered or contracted for or products sold to GSME, but only if such entities did not execute a valid and enforceable waiver. Based on GSME’s estimated debts and obligations, it is not currently expected that Messrs. Gao and Scher will have any exposure under this arrangement in the event of a liquidation. However, there can be no assurance of this.
•	If GSME is unable to consummate a business combination within the time periods described above and is forced to wind up its affairs and there are no funds remaining to pay the costs associated with the implementation and completion of such wind-up, Messrs. Gao and Scher have agreed to advance GSME the funds necessary to pay such costs and complete such process (currently anticipated to be no more than approximately $15,000) and not to seek repayment for such expenses.

Additionally, upon consummation of the merger, the underwriters in GSME’s IPO will be paid an aggregate of $1,440,000 of deferred underwriting discounts and commissions. Cohen & Company will also receive a $500,000 success fee if the merger is consummated. The underwriters will not receive any of these fees if the merger is not consummated. GSME and Cohen & Company have also entered into an agreement with CapStone Investments pursuant to which CapStone will assist GSME in identifying investors that might be interested in purchasing Public Shares and remain shareholders of GSME following consummation of the merger. Cohen & Company has agreed to pay CapStone a fee (up to a maximum of $185,000) and transfer to it a portion of the unit purchase options that were issued by GSME to it in the IPO (up to a maximum of

56,300 units) upon consummation of the merger based on the number of Public Shares purchased by persons introduced by CapStone who do not seek to exercise conversion rights and remain shareholders of GSME following consummation of the merger.

Furthermore, in connection with the IPO, Cohen & Company caused a letter of credit to be issued to GSME in an amount equal to $0.30 per share sold in the IPO, or an aggregate of $1,080,000. GSME is generally entitled to draw on the letter of credit in order to distribute $0.30 per qualified share to certain of its public shareholders as follows: (i) upon consummation of the proposed merger, to each of GSME’s public shareholders for each Public Share voted in favor of the merger and properly converted or (ii) upon liquidation of GSME’s trust account in the event the merger or another business combination is not consummated, to each of GSME’s public shareholders for each Public Share voted in favor of the last submitted business combination. After GSME draws on the letter of credit, it shall be cancelled and, in the event the proposed merger has been completed, GSME shall issue in favor of Cohen & Company a demand secured first priority promissory note in favor of Cohen & Company in an amount equal to the amount GSME draws on the letter of credit, bearing annual interest at the rate of 8%, payable quarterly, with a default interest rate of 13%, with such other terms, including maturity date, as mutually agreed upon between Plastec and Cohen & Company. Accordingly, if GSME is unable to complete the merger and is subsequently required to liquidate, Cohen & Company could be responsible for the full $1,080,000 without any ability to be repaid such amounts. Therefore, it has an interest in having the merger completed.

EXTRAORDINARY GENERAL MEETING OF GSME SHAREHOLDERS

General

GSME is furnishing this proxy statement to its shareholders as part of the solicitation of proxies by its board of directors for use at the extraordinary general meeting of GSME shareholders to be held on November 17, 2010, and at any adjournment or postponement thereof. This proxy statement is first being furnished to GSME shareholders on or about October 28, 2010 in connection with the vote on the proposals described herein. This proxy statement provides you with information you need to know to be able to vote or instruct your vote to be cast at the extraordinary general meeting.

Date, Time and Place

The extraordinary general meeting of shareholders will be held on November 17, 2010, at 10:00 a.m., eastern time, at the offices of Graubard Miller, GSME’s counsel, at The Chrysler Building, 405 Lexington Avenue, 19th Floor, New York, New York 10174, or such other date, time and place to which such meeting may be adjourned or postponed.

Purpose of the GSME Extraordinary General Meeting

At the extraordinary general meeting of shareholders, GSME will ask holders of its shares to:

•	approve the merger agreement among GSME, Merger Sub, Plastec and the Plastec Shareholders and the transactions contemplated thereby which, among other things, provides for the merger of Merger Sub with and into Plastec with Plastec surviving as a wholly owned subsidiary of GSME (the merger proposal);
•	consider and vote upon a proposal to approve by ordinary resolution, to be effective immediately upon consummation of the merger, an increase in the authorized share capital of GSME to US$101,000 divided into 100,000,000 ordinary shares of a par value of US$0.001 each and 1,000,000 preferred shares of a par value of US$0.001 each (the capitalization proposal);
•	consider and vote upon a proposal to approve by special resolution, to be effective immediately upon consummation of the merger, the change of the name of GSME from “GSME Acquisition Partners I” to “Plastec Technologies, Ltd.” (name change proposal);
•	consider and vote upon proposals to approve by special resolution, to be effective immediately upon consummation of the merger, amendments to GSME’s Articles to (i) enable GSME to repurchase ordinary shares in order to facilitate the approval of the merger proposal and the conversion of shares in accordance with shareholders’ conversion rights and in certain other circumstances and (ii) to provide for ordinary shares to be uncertificated if requested by a holder rather than requiring shares to be issued in certificated form (additional articles proposal);
•	consider and vote upon a proposal to approve by special resolution the amendment and restatement of GSME’s Articles to (among other matters) reflect the capitalization proposal, the name change proposal and the additional articles proposal (articles amendment proposal); and
•	consider and vote upon a proposal to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, GSME is not authorized to consummate the merger (the adjournment proposal).

Recommendation of GSME Board of Directors

GSME’s board of directors:

•	has unanimously determined that each of the proposals is fair to and in the best interests of GSME and its shareholders;
•	has unanimously approved each of the proposals;
•	unanimously recommends that GSME’s shareholders vote “FOR” the merger proposal;

•	unanimously recommends that GSME’s shareholders vote “FOR” the capitalization proposal;
•	unanimously recommends that GSME’s shareholders vote “FOR” the name change proposal;
•	unanimously recommends that GSME’s shareholders vote “FOR” the additional articles proposal;
•	unanimously recommends that GSME’s shareholders vote “FOR” the articles amendment proposal; and
•	unanimously recommends that GSME’s shareholders vote “FOR” the adjournment proposal.

Record Date; Who is Entitled to Vote

GSME has fixed the close of business on October 15, 2010, as the “record date” for determining GSME shareholders entitled to notice of and to attend and vote at its extraordinary general meeting. As of the close of business on October 15, 2010, there were 4,800,000 shares of GSME outstanding and entitled to vote. Each share is entitled to one vote per share at the extraordinary general meeting of shareholders.

Pursuant to agreements with GSME, the 1,200,000 Founders’ Shares held by the GSME Founders will be voted on the merger proposal in accordance with the majority of the votes cast at the extraordinary general meeting of shareholders on such proposal by the holders of the Public Shares. Accordingly, the vote of such shares will not affect the outcome of the vote on the merger proposal. However, the GSME Founders have also agreed to vote any Public Shares acquired by them in the aftermarket in favor of the proposed merger. Accordingly, the purchase by the GSME Founders of Public Shares in the aftermarket will make it more likely that the merger proposal is approved.

The GSME Founders have indicated that they intend to vote their Founders’ Shares in favor of all of the other proposals (other than the merger proposal) being presented at the meeting.

Quorum

A quorum of shareholders is necessary to hold a valid shareholders meeting. The presence, in person or by proxy, or (in the case of a shareholder being a corporation) by its duly authorized representative, representing not less than one-third in nominal value of all the outstanding ordinary shares entitled to vote constitutes a quorum at the extraordinary general meeting of shareholders.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to GSME but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters. The latter will not be treated as shares entitled to vote on the matter as to which authority to vote is withheld from the broker. If you do not give the broker voting instructions, under applicable self-regulatory organization rules, your broker may not vote your shares on “non-routine” proposals, such as the proposals being presented at the extraordinary general meeting. Since a shareholder must vote on the merger proposal to have conversion rights, individuals who fail to vote or who abstain from voting may not exercise their conversion rights. See the information set forth in “The Merger Proposal — Conversion Rights.”

Vote of GSME’s Shareholders Required

The approval of the merger proposal will require the affirmative vote by the holders of a majority of the Public Shares present (in person or represented by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative) and entitled to vote on the proposal at the extraordinary general meeting. However, GSME may not consummate the merger if the holders of 81% or more of the Public Shares exercise their conversion rights, regardless of how they vote on the merger proposal.

The name change proposal, the additional articles proposal and the articles amendment proposal must be approved by the holders of not less than two-thirds of the ordinary shares of GSME present (in person or represented by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative) and entitled to vote on the proposal at the extraordinary general meeting. The merger is not conditional on these proposals being approved and the merger may be consummated if the merger proposal is approved even if these proposals are rejected by shareholders.

The capitalization proposal and the adjournment proposal must each be approved by the holders of a majority of the ordinary shares of GSME present (in person or represented by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative) and entitled to vote on the proposal at the extraordinary general meeting. The merger is not conditional on these proposals being approved and the merger may be consummated if the merger proposal is approved even if these proposals are rejected by shareholders.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, are not considered votes on the proposals and will have no effect on the proposals.

Voting Your Shares

Each ordinary share of GSME that you own in your name entitles you to one vote at the extraordinary general meeting of shareholders. Your proxy card shows the number of shares of GSME that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

There are three ways to vote your shares of GSME at the extraordinary general meeting:

•	You Can Vote By Signing and Returning the Enclosed Proxy Card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by GSME’s board “FOR” the all of the proposals. Votes received after a matter has been voted upon at the extraordinary general meeting will not be counted.
•	You Can Attend the Extraordinary General Meeting and Vote in Person. GSME will give you a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way GSME can be sure that the broker, bank or nominee has not already voted your shares.
•	You can vote electronically or by telephone if you hold your securities in “street name.” Shareholders who hold their shares through a broker or bank will have the option to authorize their proxies to vote their shares electronically through the Internet or by telephone. If you hold your shares through a broker, bank or other nominee, you should check your proxy card or voting instruction card forwarded by your broker, bank or other nominee who holds your shares for instructions on how to vote by these methods.

If you have any questions regarding how to vote, please contact AdvantageProxy, GSME’s proxy solicitor, at (206) 870-8565.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date;
•	you may notify Eli D. Scher of GSME, in writing before the extraordinary general meeting, that you have revoked your proxy; or
•	you may attend the extraordinary general meeting, revoke your proxy, and vote in person, as indicated above.

Who Can Answer Your Questions About Voting Your Shares or Warrants

If you have any questions about how to vote or direct a vote in respect of your shares of GSME, you may call AdvantageProxy, GSME’s proxy solicitor, at (206) 870-8565, or Eli D. Scher at (86) 21-6271-6777.

Proxy Solicitation Costs

GSME is soliciting proxies on behalf of its board of directors. All solicitation costs will be paid by GSME. This solicitation is being made by mail but also may be made by telephone or in person. GSME and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means, including email and facsimile.

GSME has hired AdvantageProxy to assist in the proxy solicitation process. It will pay that firm a fee of $15,000 plus disbursements. Such payments will be made from non-trust account funds upon completion of the extraordinary general meeting, regardless of whether the merger is consummated.

GSME will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. GSME will reimburse them for their reasonable expenses.

GSME Founders

As of October 15, 2010, the record date for the GSME extraordinary general meeting, the GSME Founders beneficially owned and were entitled to vote 1,200,000 Founders’ Shares. In connection with GSME’s IPO, the GSME Founders agreed to vote the Founders’ Shares on the merger proposal in accordance with the majority of the votes cast by the holders of Public Shares. The GSME Founders also agreed to vote any ordinary shares acquired in the aftermarket in favor of the proposed merger. The GSME Founders have indicated that they intend to vote their Founders’ Shares in favor of all of the other proposals being presented at the meeting. The Founders’ Shares have no liquidation rights and will be worthless if a business combination is not effected by GSME. In connection with the IPO, the GSME Founders placed their Founders’ Shares in escrow with Continental Stock Transfer & Trust Company and agreed that they would not sell such securities except as follows: (i) with respect to 20% of such shares, upon consummation of GSME’s initial business combination, (ii) with respect to 20% of such shares, when the closing price of GSME’s ordinary shares exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of GSME’s initial business combination, (iii) with respect to 20% of such shares, when the closing price of GSME’s ordinary shares exceeds $14.00 for any 20 trading days within a 30-trading day period following the consummation of GSME’s initial business combination, (iv) with respect to 20% of such shares, when the closing price of GSME’s ordinary shares exceeds $16.00 for any 20 trading days within a 30-trading day period following the consummation of GSME’s initial business combination and (v) with respect to 20% of such shares, when the closing price of GSME’s ordinary shares exceeds $20.00 for any 20 trading days within a 30-trading day period following the consummation of GSME’s initial business combination or earlier, in any case, if, following a business combination, GSME engages in a subsequent transaction resulting in its shareholders having the right to exchange their shares for cash or other securities.

From the consummation of the IPO to October 15, 2010, no GSME Founder has purchased any shares of GSME in the open market. If the GSME Founders believe it would be desirable for them or their affiliates to purchase Public Shares in advance of the extraordinary general meeting, such determination would be based on factors such as the likelihood of approval or disapproval of the proposals, the number of shares for which conversion may be requested and the financial resources available to such prospective purchasers. Any additional Public Shares purchased by the GSME Founders will be voted by them in favor of the merger and the other proposals.

THE MERGER PROPOSAL

The discussion in this proxy statement of the merger and the principal terms of the merger agreement by and among GSME, Merger Sub, Plastec and the Plastec Shareholders, and the transactions contemplated thereby, is subject to, and is qualified in its entirety by reference to, the merger agreement. A copy of the merger agreement is attached as Annex A to this proxy statement and is incorporated into this proxy statement by reference. The text of the merger proposal to be considered at the extraordinary general meeting is set forth in Annex D.

The Parties

GSME

GSME Acquisition Partners I was formed on March 27, 2008 for the purpose of acquiring, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, an operating business, or control of such operating business through contractual arrangements, that has its principal operations located in the PRC. On November 25, 2009, GSME consummated its IPO of 3,600,000 units with each unit consisting of one share and one warrant, each to purchase one share at an exercise price of $11.50 per share. The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $36,000,000. Simultaneously with the consummation of the IPO, GSME consummated the private sale of 3,600,000 Insider Warrants at a price of $0.50 per warrant, generating total proceeds of $1,800,000. The Insider Warrants were purchased by the GSME Founders.

GSME’s shares, units and warrants are currently quoted on the OTC Bulletin Board under the symbols GSMXF, GSMEF and GSMWF, respectively.

GSME’s principal executive offices are located at 762 West Beijing Road, Shanghai, PRC 200041 and its telephone number is (86) 21-6271-6777. Upon consummation of the merger, GSME’s principal executive offices and telephone number will be the same as Plastec’s as described below.

Merger Sub

GSME Acquisition Partners I Sub Limited is a British Virgin Islands company that is wholly owned by GSME. Merger Sub was incorporated on August 5, 2010 solely for the purpose of effecting the merger with Plastec described herein. Merger Sub owns no material assets and does not operate any business.

Merger Sub’s principal executive offices are located at 762 West Beijing Road, Shanghai, PRC 200041 and its telephone number is (86) 21-6271-6777.

Plastec

Plastec International Holdings Limited is a vertically integrated plastic manufacturing services provider that operates in the PRC through its wholly owned subsidiaries. Plastec provides precision plastic manufacturing services from mold design and fabrication, plastic injection manufacturing to secondary-process finishing, as well as parts assembly. Plastec manufactures a wide range of plastic parts and components for: (i) consumer electronics, such as LCD and LED television sets, DVD players, DVD-VHS combos, Blu-ray disc players, speakers, MP3, remote controls and other consumer audio-visual products; (ii) electrical home appliances, such as power tools, hair dryers, shavers, vacuum cleaners and other home-use electrical products; (iii) telecommunication devices, such as modems, set-top boxes, cordless phone handsets, GPS devices and other telecommunication-related parts and components; (iv) computer peripherals, such as LCD monitors, printers and other personal computer parts and components; and (v) other industries, such as precision plastic toys and automobile audio systems. Plastec manufactures its products solely on the basis of customer orders. Its major customers include international OEMs, ODMs and OBMs of consumer electronics, electrical home appliances, telecommunication devices and computer peripherals.

Plastec’s principal executive offices are located at Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong and its telephone number is +852-21917155.

Structure of the Merger

The merger agreements provides for the merger of Merger Sub with and into Plastec with Plastec surviving the merger as a wholly owned subsidiary of GSME.

After the closing of the merger, not taking into account any purchases or conversions of Public Shares and without giving effect to the issuance of any Earnout Shares, the current shareholders (including management) of GSME will own 4,800,000 ordinary shares of GSME (approximately 40.5% of the total number of ordinary shares to be outstanding) and the Plastec Shareholders will own 7,054,583 ordinary shares of GSME (or approximately 59.5% of the total number of ordinary shares to be outstanding). Assuming all of the Earnout Shares are earned, the current shareholders (including management) of GSME will own 4,800,000 ordinary shares of GSME (approximately 22.2% of the total number of ordinary shares to be outstanding) and the Plastec Shareholders will own 16,778,571 ordinary shares of GSME (or approximately 77.8% of the total number of ordinary shares to be outstanding). If Public Shares are purchased by GSME or converted by the holders, the percentage ownership by the current shareholders of GSME will be reduced and the Plastec Shareholders’ percentage ownership will be increased accordingly. The actual percentage ownership will not be known until the closing of the merger when it is determined how many Public Shares are purchased or converted.

Merger Consideration

Upon consummation of the merger, the Plastec Shareholders will receive an aggregate of 7,054,583 GSME shares. The Plastec Shareholders will also be entitled to receive up to an additional 9,723,988 Earnout Shares as follows:

•	up to an aggregate of 2,944,767 Earnout Shares will be issued if Plastec’s 2011 net income equals or exceeds HKD$130,700,000, which is the equivalent of approximately US$16,756,410 based on the Exchange Rate;
•	up to an aggregate of 3,389,610 Earnout Shares will be issued if Plastec’s 2012 net income equals or exceeds HKD$176,000,000, which is the equivalent of approximately US$22,564,103 based on the Exchange Rate; and
•	up to an aggregate of 3,389,611 Earnout Shares will be issued if Plastec’s 2013 net income equals or exceeds HKD$250,000,000, which is the equivalent of approximately US$32,051,282 based on the Exchange Rate.

For purposes of the net income targets, net income, as defined under the merger agreement, is derived from: (i) the operations of Plastec’s existing and currently planned businesses on the date of the merger agreement; and (ii) any operations or assets subsequently acquired by Plastec following consummation of the merger (x) that are duly approved by the board of directors of Plastec in a manner consistent with the requirements of the memorandum and articles of association of Plastec and its other constitutive documents, (y) that in the judgment of the board of directors of Plastec as set forth in a resolution or written consent adopted by the board, are reasonably expected to be accretive to Plastec’s earnings per share (excluding transaction costs) and (z) where the board of directors of Plastec has not otherwise resolved to exclude the financial results of such acquired operations or assets from the calculation of Plastec’s net income for purposes of the merger agreement. In addition, the following items are to be added to Plastec’s actual net income for any period:

•	charges, expenses or losses incurred by or allocated to Plastec due to or arising from (A) the write-off, impairment, amortization or depreciation of assets, including without limitation fixed assets, inventory, account receivables, goodwill and other intangible assets of Plastec at the closing of the merger or acquired or created after the closing of the merger, (B) the exercise or conversion of options, warrants and other derivative securities or instruments, (C) the issuance of equity securities or instruments primarily for compensatory purposes, (D) the issuance of equity securities or instruments in connection with financing activities, (E) adjustments to the fair value of off-balance sheet items, (F) legal, professional, advisory and other expenses incurred in connection with the transactions contemplated by the merger agreement and the ancillary documents thereto, (G) corporate overhead, including legal, compliance and accounting expenses, incurred by GSME or its affiliates (and their respective successors) but allocated to Plastec, if any, and (H) income taxes of GSME; and

•	legal, professional, advisory and other fees and expenses incurred in connection with actual or proposed acquisitions of businesses or assets after the date of the merger agreement.

If Plastec’s net income for fiscal year 2011 or 2012 is 80% or more of the net income target for 2011 or 2012, respectively, or if its net income for fiscal year 2013 is 70% or more of the net income target for 2013, the Plastec Shareholders will be entitled to be issued a portion of the applicable Earnout Shares based on a pro-rating mechanism set forth in the merger agreement, with the balance of any unearned Earnout Shares for 2011 and 2012 being deferred to a subsequent year to be earned in the event the subsequent applicable net income targets are met (including by way of the pro-rating mechanism, if Plastec comes within specified percentages of the applicable net income targets set forth above). Additionally, Earnout Shares allocated to a later year will be issued in an earlier year if the net income target for the later year is achieved in the earlier year (again, including by way of the pro-rating mechanism set forth above), and Earnout Shares allocated to an earlier year but not issued in such earlier year may be issued in a later year if the later year’s net income target is achieved (again, including by way of the pro-rating mechanism set forth above).

Sale Restrictions

The Plastec Shareholders have agreed not to sell any GSME shares they receive in the merger as follows:

•	For a period of 180 days from the closing of the merger, Sun Yip and Tiger shall not sell any GSME shares they receive under the merger agreement; provided, however, that Sun Yip and Tiger shall be required to hold until April 30, 2013 a minimum of the lesser of (A) 20% of the outstanding ordinary shares of GSME on the closing of the merger (after taking into account all conversions or purchases of GSME shares and issuances of shares as merger consideration) up to a maximum of 4,315,714 shares or (B) the aggregate number of ordinary shares of GSME that are actually delivered to them pursuant to the merger agreement;
•	For a period of 180 days from the closing of the merger, Cathay shall not sell any shares it receives. On the 181st day after the closing of the merger through and including the 300th day after the closing of the merger, Cathay shall have the right to sell up to 50% of the GSME shares it is issued on the closing of the merger. On the date that is 301 days after the closing of the merger, Cathay shall have the right to sell 100% of the GSME shares it is issued on the closing of the merger. Additionally, for a period of 420 days after the closing of the merger, Cathay may not sell or otherwise dispose of any of its Earnout Shares. Notwithstanding the foregoing and to the extent not already sold, Cathay shall be permitted to sell up to 25% of the GSME shares it receives pursuant to the merger agreement at any time once the public price of GSME’s shares averages $12.00 or greater in a any 30-day trading period, up to an additional 25% of the GSME shares it receives pursuant to the merger agreement at any time once the public price of GSME’s shares averages $14.00 or greater in any 30-day trading period, up to an additional 25% of the GSME shares it receives pursuant to the merger agreement at any time when the public price of GSME’s shares averages $16.00 or greater in any 30-day trading period, and up to the final 25% of the GSME shares it receives pursuant to the merger agreement at any time when the public price of GSME’s shares averages $20.00 or greater in any 30-day trading period; and
•	For a period of 180 days from the closing of the merger, Expert, Fine Colour and each Investor shall not sell any GSME shares they are issued on the closing of the merger and for a period of 180 days from each date any tranche of Earnout Shares is delivered to them pursuant to the merger agreement, such holder shall not sell any such Earnout Shares.

Indemnification

Ten percent (10%), or an aggregate of 472,796, of the GSME shares to be issued and delivered to the Insiders and the Investors at the closing of the merger will be deposited into an indemnification escrow (the “Escrow Fund”), to be held for the period ending on the 30th day after the date GSME has filed with the SEC its Annual Report on Form 20-F for the fiscal year ending April 30, 2011. Such shares shall be used to indemnify GSME and Plastec for losses suffered by either resulting from the inaccuracy or breach of any representation or warranty of Plastec or the Plastec Shareholders contained in the merger agreement or delivered pursuant thereto, or from the breach or non-fulfillment of any covenant or agreement of Plastec or the Plastec Shareholders contained in the merger agreement.

The Plastec Shareholders will be indemnified by GSME, up to an aggregate value equal to the number of GSME shares initially deposited in the indemnification escrow described above multiplied by $10.00, for losses resulting from the inaccuracy or breach of any representation or warranty of GSME or Merger Sub contained in the merger agreement or delivered pursuant thereto, or from the breach or non-fulfillment of any covenant or agreement of GSME or Merger Sub contained in the merger agreement. GSME will issue additional GSME shares (valued at fair market value) in satisfaction of such indemnification obligations.

No claim for indemnifiable losses may be initiated by any party after the expiration of the indemnification escrow, except for claims for indemnifiable losses resulting from the inaccuracy or breach of certain surviving representations and warranties. No amount will be payable until the amount of all indemnifiable losses other than those in respect of the surviving representations and warranties exceeds $500,000 but, once this deductible is reached, the full amount will be subject to indemnification from the first dollar. The full amount of all indemnifiable losses in respect of the surviving representations and warranties will be subject to indemnification without regard to the deductible.

GSME and the Plastec Shareholders have each selected a committee to represent their respective interests with respect to the indemnification obligations described above.

Name; Headquarters; Stock Symbols

After completion of the merger:

•	the name of the publicly traded holding company will be Plastec Technologies, Ltd. (assuming approval of the name change proposal); and
•	the corporate headquarters and principal executive offices of GSME will be located at Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong.

GSME has applied to have its ordinary shares and warrants listed for trading on the NASDAQ Stock Market. If such listing is not approved prior to the consummation of the merger, GSME’s ordinary shares and warrants will continue to be quoted on the Over-The-Counter Bulletin Board under the symbols GSMXF and GSMWF, respectively. However, GSME and Plastec have agreed to continue to use their commercially reasonable efforts to obtain the listing for trading of GSME’s securities on the NASDAQ Stock Market after the closing.

Post-Merger Management and Board of Directors

After the merger, the directors of GSME will be Kin Sun Sze-To, Eli D. Scher (GSME’s current Chief Executive Officer and Director), Chin Hien Tan, Ho Leung Ning, J. David Selvia, Chung Wing Lai and Joseph Yiu Wah Chow.

Additionally, upon completion of the merger, Kin Sun Sze-To will become the Chairman of the Board and Chief Executive Officer of GSME, Chin Hien Tan will become the Chief Operating Officer of GSME and Ho Leung Ning will become the Chief Financial Officer of GSME.

For more information on the management and board of directors of GSME following the merger, see the section titled “Management of GSME Following the Merger.”

Background of the Merger

The terms of the merger agreement are the result of arms’-length negotiations between representatives of Plastec and GSME. The following is a brief discussion of the background of these negotiations, the merger agreement and related transactions.

GSME was formed on March 27, 2008 to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business. On November 25, 2009, GSME consummated its IPO. GSME’s Articles provide for the automatic termination of GSME’s corporate existence and mandatory liquidation of GSME if GSME does not consummate a business combination by May 25, 2011. As of April 30, 2010, $36,006,706 was held in deposit in the trust account.

Promptly following the IPO, GSME contacted several investment bankers, private equity firms, consulting firms, legal and accounting firms, as well as numerous other business relationships. Through these and further efforts, GSME identified and reviewed information with respect to approximately 25 potential target companies. In conducting its review of these potential target companies, GSME generally considered a variety of factors and criteria, including:

•	Minimum Fair Market Enterprise Value — GSME was required to consummate a business combination with a target business that had a fair market enterprise value equal to at least 80% of the gross offering proceeds of the IPO at the time of such acquisition (or approximately $28,800,000).
•	Experience of Management — GSME sought target businesses whose executive management team had strong industry experience, solid reputations and the ability to manage a public company and communicate effectively with shareholders and the financial community.
•	Strong Business Model — GSME sought target businesses that had business models that indicated the ability to support substantial revenue and operating earnings growth, with a past history of earning at least $15 million in net income.
•	Relationships with the Financial Community — GSME sought target businesses whose shareholders and other relationships had significant ties to the financial community.

In 2007, Eli D. Scher was introduced to J. David Selvia, Managing Director of Cathay Capital Group, a private equity fund which has significant investing experience in companies in China, through a mutual acquaintance. In January 2010, following consummation of GSME’s IPO, the two reacquainted themselves and discussed a potential transaction involving GSME and Plastec, which was one of Cathay Capital Group’s portfolio companies. Mr. Scher and Mr. Selvia subsequently met again in January 2010 and further discussed a potential transaction involving the two companies, as well as Plastec’s full service business. The two then determined to explore in greater detail a potential transaction involving GSME and Plastec.

In April 2010, Mr. Selvia arranged for a meeting between Mr. Scher and Ho Leung Ning, Chief Financial Officer and Executive Director of Plastec, to discuss Plastec’s operations, as well as the general terms of a potential transaction.

Throughout May and June 2010, GSME held additional meetings with the management and owners of Plastec, including due diligence visits to Plastec’s facilities in Shenzhen and Dongguan. GSME also conducted a full review of Plastec’s operations. As a result of these meetings and review, a non-binding letter of intent was negotiated and subsequently signed on June 17, 2010.

From June 21, 2010 to June 23, 2010, Mr. Scher again visited Plastec’s headquarters in Shenzhen and conducted an extended review of Plastec’s operations and its products.

On June 25, 2010, a draft of the merger agreement was circulated by GSME to Plastec and its counsel as well as certain of the Plastec Shareholders and their counsel.

On July 1, 2010, representatives of GSME, Plastec, the Plastec Shareholders and their respective counsel participated in a telephonic conference call to discuss various terms and conditions relating to the proposed merger and to discuss the draft of the merger agreement that was previously circulated.

From July 1, 2010 to July 20, 2010, the parties continued drafting the ancillary agreements to the merger agreement as well as discussing various provisions thereof.

On July 8, 2010, GSME’s counsel had a telephonic conference call with counsel for certain of the Plastec Shareholders to discuss the structuring of the proposed transaction.

On July 20, 2010, representatives of GSME, Plastec, the Plastec Shareholders and their respective counsel again participated in a telephonic conference call to discuss various terms and conditions relating to the proposed merger and to discuss the draft of the merger agreement that was previously circulated.

On July 28, 2010, a revised draft of the merger agreement was circulated by GSME to Plastec and its counsel as well as certain of the Plastec Shareholders and their counsel.

On August 3, 2010, a telephonic meeting of the GSME board of directors was held. All directors attended, as did, by invitation, Jeffrey M. Gallant of Graubard Miller. Prior to the meeting, copies of the most recent drafts of the transaction documents, in substantially final form, were delivered to the directors. After considerable review and discussion, the merger agreement and related documents were unanimously approved, subject to final negotiations and modifications, and the board determined to recommend the approval of the merger agreement.

Between August 3, 2010 and August 6, 2010, the parties continued to discuss various provisions contained in the transaction documents and such transaction documents were revised accordingly based on changes that were mutually agreed upon by the parties.

The original Agreement and Plan of Reorganization was signed on Friday, August 6, 2010. Prior to the market open on Monday, August 9, 2010, GSME issued a press release and GSME furnished a Report of Foreign Private Issuer on Form 6-K on August 10, 2010 announcing the execution of the same and discussing the terms thereof.

In September 2010, Plastec completed the audit of its financial statements for the fiscal year ended April 30, 2010. The original Agreement and Plan of Reorganization and the merger consideration to be issued to the Plastec Shareholders were initially based on the draft financial statements of Plastec that were available to the parties at the date of execution of the original Agreement and Plan of Reorganization. Accordingly, following completion of the audit, on September 13, 2010, the parties entered into the merger agreement to, among other matters, reflect the completion of the audit and to adjust the terms of the merger consideration to be paid to the Plastec Shareholders downward based on the results of the audited financial statements.

Factors Considered by the GSME Board of Directors

GSME’s board of directors concluded that the merger agreement with Plastec is in the best interests of GSME and its shareholders. GSME’s board of directors reviewed industry and financial data in order to determine that the transaction terms were reasonable and that the merger was in the best interests of GSME and its shareholders. In light of the complexity of those factors, the board did not consider it practicable to quantify or otherwise assign relative weights to the specific factors it considered in reaching its decision. In addition, individual members of the board may have given different weight to different factors. The following is a summary of all of the material factors that the GSME board of directors considered:

Favorable Factors

•	Plastec’s financial condition and results of operations — The board determined that Plastec’s financial condition and results of operations were very favorable and evidenced continuing ability to perform well.
•	Plastec’s potential for future growth — The board determined that there was significant potential for growth in Plastec’s industry and that Plastec was well situated to take advantage of this potential. GSME’s board believed that Plastec has the appropriate infrastructure in place and is well positioned in its industry to achieve stable growth. Plastec has been able to increase the number of its injection machines from 239 at the beginning of 2006 to over 500 by the end of 2009. GSME’s board also determined that the capital provided by GSME’s trust fund would allow Plastec to establish new factories.
•	The experience and skills of Plastec’s management and availability of additional personnel — The board determined that Plastec’s management was well experienced in the plastic industry and that additional well-qualified personnel would be available to support future growth. Plastec’s management has more than 20 years’ of collective experience in the plastic industry.
•	Acquisition opportunities — The board determined that the plastics industry offered Plastec the opportunity to acquire companies to support its growth and expand its operations.
•	The valuation of comparable companies — The board determined that Plastec’s valuation compared to other companies was highly favorable.

Adverse Factors

•	Adverse general economic conditions — In its evaluation of Plastec, GSME’s board of directors considered the current adverse economic conditions and the impact such conditions could have on Plastec’s business. It was the board’s belief that Plastec’s operational stability and potential for future growth as the economy improves outweighed concerns about general economic conditions.
•	Possibility that Plastec may not be able to manage its expected growth — GSME’s board of directors considered the possibility that Plastec may not be able to manage its expected growth and business expansion which could potentially adversely affect its business operations. It was the board’s belief that Plastec’s management’s expertise and experience in the plastics industry outweighed any concerns.
•	Plastics industry — GSME’s board of directors considered the fact that the plastics industry as a whole was not as dynamic as other industries such as the technology industry and therefore investors might not be as excited by it than another company. It was the board’s belief that Plastec’s financial condition, track record and potential for growth outweighed this consideration.

Satisfaction of 80% Test

It is a requirement that any business acquired by GSME have a fair market enterprise value at least equal to 80% of the gross offering proceeds of GSME’s IPO at the time of the execution of a definitive agreement. Based on the valuation of Plastec that GSME’s board undertook described below (using standards generally accepted by the financial community), the GSME board of directors independently determined that this requirement was met. The GSME board of directors believes because of the financial skills and background of its members, it was qualified to conclude that the merger of Plastec met this requirement.

Valuation

The GSME board evaluated net income projections prepared by Plastec and also considered the value of Plastec and found it to be attractive when compared to other publicly traded companies involved in similar operations as Plastec. After examination of the foregoing, GSME’s board valued Plastec at approximately $169 million.

Net Income Projections Furnished by Plastec to GSME

Plastec provided GSME with its internally prepared projections for its net income for each of the years in the three-year period ending April 30, 2013. The projections indicated that Plastec anticipated achieving a compound annual growth rate of 26.6% in revenue and 42.2% in net income from 2010 through 2013. During this period, net income was forecasted to increase from $11.3 million in 2010 to $32.5 million in 2013, while revenues were forecasted to increase from $116.7 million in 2010 to $237.0 million in 2013. GSME’s board concluded that a meaningful portion of the revenue and net income growth in the projections were as a result of expansion of Plastec’s operations as well as increasing orders of key customers.

The projections were not prepared with a view to public disclosure or in compliance with U.S. GAAP, the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The internal financial forecasts (upon which the projections were based in part) were, in general, prepared solely for internal use and capital budgeting and other management purposes and are subjective in many respects and therefore susceptible to varying interpretations and the need for periodic revision based on actual experience and business developments.

In compiling the projections, Plastec took into account historical performance as well as estimates of revenue, gross profit, operating income and net income. The projections reflect numerous assumptions that Plastec’s management believed were reasonable when made, including assumptions with respect to general business, economic, market, regulatory and financial conditions, all of which are difficult to predict and many of which are beyond the control of Plastec, such as the risks and uncertainties contained in the “Risk Factors” section of this proxy statement.

While all projections are necessarily somewhat speculative, Plastec believes that prospective financial information covering periods beyond twelve months from its date of preparation carries increasingly higher levels of uncertainty and should be read in that context. There will be differences between actual and projected results and actual results may be materially greater or materially less than those contained in the projections.

The projections were disclosed to GSME for use as a component in its overall evaluation of Plastec. Neither Plastec’s management nor any of its representatives has made or makes any representation to any person regarding the ultimate performance of Plastec compared to the information contained in the projections and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events if any or all of the assumptions underlying the projections are shown to be in error.

The projections were prepared by, and are the responsibility of, the management of Plastec. Plastec’s auditors neither examined nor compiled the projections and, accordingly, they do not express an opinion or any other form of assurance with respect thereto.

Comparable Company Analysis

Using publicly available information, GSME calculated and analyzed the multiples of each comparable company’s stock price and earnings per share and then compared those results to that of Plastec. The following table sets forth the companies examined and the related valuations obtained:

Company Name	Day Close Price Latest	Shares Outstanding Latest	Market Capitalization Latest	LTM Net Debt	LTM Minority Interest	Total Enterprise Value Latest	LTM Total Revenue	LTM EBITDA	LTM EBIT	LTM Diluted EPS Excl. Extra Items	TEV/EBIT LTM – Latest	P/Diluted EPS Before Extra LTM – Latest
Carclo plc (LSE:CAR)	2.34	61.51	144.33	22.4	—	158.03	124.2	13.1	8.1	0.1	19.72x	23.06x
Core Molding Technologies Inc. (AMEX:CMT)	4.5	7.08	31.85	18.3	—	55.03	85.4	9.1	5.2	0.2	10.64x	23.63x
Deswell Industries Inc. (Nasdaq GM:DSWL)	3.22	16.19	52.14	(40.8)	—	17.5	81.6	4.5	(2.5)	0.1	NM	38.52x
Fischer Tech Ltd. (SGX:F22)	0.11	273.2	29.71	3.4	0.4	29.55	88.0	4.7	(1.1)	—	18.04x	38.81x
Fu Yu Corporation Limited (SGX:F13)	0.07	712.5	49.17	(27.5)	20.1	41.8	185.1	4.8	(8.7)	—	NM	NM
Hi-P International Ltd. (SGX:H17)	0.69	887.75	612.15	(171.0)	4.6	294.9	474.2	53.7	19.4	—	15.22x	38.23x
Nifco Inc. (TSE:7988)	23.22	53.3	1,240.53	(244.9)	27.6	963.63	1,243.0	176.4	99.0	1.0	9.91x	22.86x
Spartech Corp. (NYSE:SEH)	6.33	30.91	195.68	172.7	—	485.85	966.8	78.6	40.6	0.5	11.97x	20.40x
Sunningdale Tech Ltd (SGX:T35)	0.15	746.01	114.7	2.5	—	129.68	290.3	37.1	17.9	—	7.26x	13.72x
VS Industry Bhd (KLSE:VS)	0.42	179.7	75.22	36.6	6.1	109.75	225.2	22.9	13.6	—	10.81x	15.80x

Summary Statistics	Day Close Price Latest	Shares Outstanding Latest	Market Capitalization Latest	LTM Net Debt	LTM Minority Interest	Total Enterprise Value Latest	LTM Total Revenue	LTM EBITDA	LTM EBIT	LTM Diluted EPS Excl. Extra Items	TEV/EBIT LTM – Latest	P/Diluted EPS Before Extra LTM – Latest
High	23.22	887.75	1,240.53	172.7	27.6	963.63	1,243.0	176.4	99.0	1.0	19.72x	38.81x
Low	0.07	7.08	29.71	(244.9)	0.4	17.5	81.6	4.5	(8.7)	—	7.26x	13.72x
Mean	4.11	296.82	254.55	(22.8)	11.8	228.57	376.4	40.5	19.2	0.2	12.95x	26.11x
Median	1.52	120.61	94.96	3.0	6.1	119.72	205.2	18.0	10.9	0.1	11.39x	23.06x
Plastec		10.89	108.9	2.8	0	106.1	123.9	33.0	15.8	1.00
Note: Assume $10.00/share for calculation of fully diluted shares							Implied Transaction Multiples				6.70x	10.04x

Accordingly, GSME’s board determined that Plastec’s valuation was favorable when compared to other comparable companies.

Due to inherent differences between the business, operations and prospects of Plastec and the businesses, operations and prospects of each of the companies included in the comparable company analysis, GSME believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable company analysis and accordingly also made qualitative judgments concerning differences between the financial and operating characteristics of Plastec and the companies included in the comparable company analysis that would affect the public trading values of each company.

Recommendation of GSME’s Board of Directors

After careful consideration of the matters described above, GSME’s board of directors determined unanimously that the merger proposal is fair to and in the best interests of GSME and its shareholders. GSME’s board of directors has approved and declared advisable and unanimously recommend that you vote or give instructions to vote “FOR” the merger proposal.

The foregoing discussion of the information and factors considered by the GSME board of directors is not meant to be exhaustive but includes the material information and factors considered by the GSME board of directors.

Conversion Rights

Pursuant to GSME’s Articles, holders of Public Shares voting against the merger proposal will be entitled to convert their shares into cash for $10.00 per share. In addition, any holder of Public Shares will have the right to vote for the merger proposal and demand that such shareholder’s shares be converted into a pro rata share of the trust account (which amount, when aggregated with the right to receive an additional $0.30 per eligible share pursuant to the letter of credit described elsewhere in this proxy statement, is anticipated to be approximately $10.30 per share). The conversion rights will be effectuated under Cayman Islands law as repurchases. Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as such term is defined in Section 13(d)(3) of the Exchange Act) will be prohibited from seeking conversion rights with respect to more than 10% of the Public Shares. Each holder of Public Shares seeking to exercise conversion rights will be required to certify to GSME, under penalty of perjury, whether such shareholder is acting in concert, or as a group, with any other shareholder. Such a public shareholder would still be entitled to vote against the merger proposal with respect to all ordinary shares owned by him or his affiliates. The merger will not be completed if the holders of 81% or more of the Public Shares seek conversion of their ordinary shares, regardless of whether they are voting for or against the merger proposal.

If you seek to exercise this conversion right (“converting shareholders”), you must (i) vote on the merger proposal, which must be approved and the merger must be completed, (ii) demand that GSME convert your shares into cash, (iii) deliver your shares to GSME’s transfer agent physically or electronically using Depository Trust Company’s DWAC (Deposit Withdrawal at Custodian) System prior to the meeting and (iv) certify in writing that you are not acting in concert, or as a group, with another shareholder. A holder should have at least two weeks from the date notice of the meeting is first mailed to shareholders to obtain a certificate if he, she or it intends to comply with the conversion requirements by physically delivering his, her or its shares to GSME’s transfer agent. As the delivery process can be accomplished by the shareholder in a matter of hours by simply contacting the transfer agent or his broker and requesting delivery of his shares through the Depository Trust Company, it is believed that this time period is sufficient for an average investor. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be converted into cash. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the Depository Trust Company. The transfer agent will typically charge the tendering broker $45 per transaction and it would be up to the broker whether or not to pass this cost on to the converting shareholder. This fee may discourage shareholders from seeking conversion rights and may make it more beneficial for such shareholders to try to sell their shares in the open market.

The closing price of GSME’s shares on October 15, 2010 (the record date for the GSME extraordinary general meeting) was $10.28. The cash held in the trust account on October 15, 2010 was approximately $36 million ($10.00 per Public Share). Prior to exercising conversion rights, shareholders should verify the market price of GSME’s shares as they may receive higher proceeds from the sale of their shares in the public market than from exercising their conversion rights if the market price per share is higher than the conversion price. GSME cannot assure its shareholders that they will be able to sell their shares in the open market, even if the market price per share is higher than the conversion price stated above, as there may not be sufficient liquidity in GSME’s securities when GSME’s shareholders wish to sell their shares.

If you exercise your conversion rights, then you will be exchanging your shares of GSME for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you vote on the merger proposal and it is approved and consummated, properly demand conversion, deliver your share certificate (either physically or electronically) to GSME’s transfer agent up to the vote at the extraordinary general meeting and certify to GSME, under penalty of perjury, whether you are acting in concert or as a group with any other shareholder.

If the merger is not consummated by May 25, 2011, either party may terminate the merger agreement. If GSME is unable to complete the merger or another business combination and is forced to liquidate, holders of Public Shares that voted against the merger proposal (or a subsequent proposed business combination) before liquidation or did not vote on the merger proposal (or such later proposed business combination) shall be entitled to receive only $10.00 per ordinary share, and those holders of Public Shares who voted for the merger proposal (or such subsequent proposed business combination) and continued to hold their shares until liquidation shall be entitled to receive a pro rata share of the trust account (which amount, when aggregated with the right to receive an additional $0.30 per eligible share pursuant to the letter of credit, is initially anticipated to be approximately $10.30 per share).

For complete information on when liquidating distributions would be made, see the section titled “Other Information Related to GSME — Liquidation If No Business Combination.”

Anticipated Accounting Treatment

The merger will be accounted for as a reverse recapitalization since, immediately following completion of the transaction, the shareholders of Plastec immediately prior to the merger will have effective control of GSME through (1) their approximately 59.5% shareholder interest in the combined entity, assuming no public shareholder exercises conversion rights, or their approximately 78.9% shareholder interest in the combined entity assuming the maximum number of public shareholders exercise conversion rights, in each case not including the issuance of any Earnout Shares, (2) significant representation on GSME’s board of directors (initially 3 out of 7 members), with 4 other board members being independent, and 3 being named to all of the senior executive positions. Accordingly, the combined assets, liabilities and results of operations of Plastec will become the historical financial statements of GSME at the closing of the transaction, and GSME’s assets (primarily cash and cash equivalents), liabilities and results of operations will be consolidated with Plastec’s beginning on the closing date of the merger. No step-up in basis or intangible assets or goodwill will be recorded in this transaction. All direct costs of the transaction will be charged to operations in the period that such costs are incurred.

Regulatory Matters

The merger and the transactions contemplated by the merger agreement are not subject to any additional federal or state regulatory requirement or approval, including the Hart-Scott-Rodino Antitrust Improvements Act, except for the filing with the Cayman Islands Registrar of Companies of an amendment and restatement of GSME’s Articles to reflect the changes authorized by the name change proposal, the capitalization proposal, the additional articles proposal and the articles amendment proposal and the filing with the British Virgin Islands Registry of a Plan and Articles of Merger to effectuate the merger between Merger Sub and Plastec.

Appraisal Rights

GSME shareholders do not have appraisal rights in connection with the merger.

Material U.S. Federal Income Tax Considerations

The following section is a summary of the opinion of Graubard Miller, counsel to GSME, regarding material United States federal income tax consequences of the merger to holders of GSME ordinary shares. This discussion addresses only those GSME security holders that hold their securities as a capital asset within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and does not address all the United States federal income tax consequences that may be relevant to particular holders in light of their individual circumstances or to holders that are subject to special rules, such as:

•	financial institutions;
•	investors in pass-through entities;
•	tax-exempt organizations;
•	dealers in securities or currencies;
•	traders in securities that elect to use a mark to market method of accounting;
•	persons that hold GSME ordinary shares as part of a straddle, hedge, constructive sale or conversion transaction; and
•	persons who are not citizens or residents of the United States.

The Graubard Miller opinion is based upon the Code, applicable treasury regulations thereunder, published rulings and court decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect, and that GSME will qualify for the start-up year exception to being classified as a Passive Foreign Investment Company, all as set forth in its opinion. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to the income tax, are not addressed.

Neither GSME nor Plastec intends to request any ruling from the Internal Revenue Service as to the United States federal income tax consequences of the merger.

It is the opinion of Graubard Miller that no gain or loss will be recognized by GSME or by the shareholders of GSME if their conversion rights are not exercised or if they do not sell their Public Shares.

It is also the opinion of Graubard Miller that a shareholder of GSME who exercises conversion rights and effects a termination of the shareholder’s interest in GSME or sells his, her or its Public Shares will generally be required to recognize gain or loss upon the exchange of that shareholder’s ordinary shares of GSME for cash. Such gain or loss will be measured by the difference between the amount of cash received and the tax basis of that shareholder’s ordinary shares of GSME. This gain or loss will generally be a capital gain or loss if such shares were held as a capital asset on the date of the acquisition and will be a long-term capital gain or loss if the holding period for the ordinary share of GSME is more than one year. The tax opinion issued to GSME by Graubard Miller, its counsel, is attached to this proxy statement as Annex B. Graubard Miller has consented to the use of its opinion in this proxy statement.

This discussion is intended to provide only a general summary of the material United States federal income tax consequences of the acquisition. It does not address tax consequences that may vary with, or are contingent on, your individual circumstances. In addition, the discussion does not address any non-income tax or any foreign, state or local tax consequences of the acquisition. Accordingly, you are strongly urged to consult with your tax advisor to determine the particular United States federal, state, local or foreign income or other tax consequences to you of the acquisition.

Required Vote

At GSME’s extraordinary general meeting, the approval of the merger proposal will require the affirmative vote for the proposal by the holders of a majority of the Public Shares present (in person or represented by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative) and entitled to vote on the proposal at the extraordinary general meeting.

THE GSME BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE GSME SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL.

THE MERGER AGREEMENT

For a discussion of the merger structure and merger consideration, see the section titled “The Merger Proposal.” Such discussion and the following summary of other material provisions of the merger agreement is qualified by reference to the complete text of the merger agreement, a copy of which is attached as Annex A to this proxy statement and is incorporated herein by reference. All holders are encouraged to read the merger agreement in its entirety for a more complete description of the terms and conditions of the merger.

Closing and Effective Time of the Merger

The closing of the merger will take place four business days after the satisfaction of the conditions described below under the subsection titled “Conditions to Closing of the Merger,” unless GSME and Plastec agree in writing to another time. The merger is expected to be consummated promptly after the shareholder meeting described in this proxy statement.

Representations and Warranties

The merger agreement contains representations and warranties of each of GSME, Plastec and the Plastec Shareholders relating, among other things, to:

•	proper organization and corporate matters;
•	subsidiaries;
•	capital structure;
•	the authorization, performance and enforceability of the merger agreement;
•	required consents and filings;
•	compliance with laws;
•	financial statements;
•	absence of undisclosed liabilities;
•	absence of certain changes and events;
•	litigation;
•	employee benefit plans;
•	labor matters;
•	restrictions on business activities;
•	real property, capitalized leases, and all properties, assets and rights required for the conduct of business;
•	taxes;
•	environmental matters;
•	intellectual property;
•	contracts;
•	insurance;
•	government actions and filings;
•	interested party transactions;
•	absence of any indebtedness owed by the Plastec Shareholders to Plastec;
•	absence of any Plastec operations or assets in the United States;
•	ownership of Plastec’s ordinary shares by the Plastec Shareholders;

•	trading of GSME’s shares; and
•	the trust fund established for the benefit of the holders of the Public Shares.

Covenants

GSME and Plastec have each agreed to take such actions as are necessary, proper or advisable to consummate the merger. GSME, Plastec and their respective subsidiaries have also agreed to continue to operate their respective businesses in the ordinary course prior to the closing and, unless otherwise required or permitted under the merger agreement, not to take the following actions, among others, without the prior written consent of the other party:

•	waive any stock repurchase rights, accelerate, amend or (except as specifically provided for in the merger agreement) change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;
•	grant any severance or termination pay to any officer or employee except pursuant to applicable law, written agreements outstanding, or policies existing on the date of the merger agreement and as previously or concurrently disclosed in writing or made available to the other parties to the merger agreement, or adopt any new severance plan, or except as required by applicable laws, amend or modify or alter in any manner any severance plan, agreement or arrangement existing on the date of the merger agreement;
•	transfer or license to any person or otherwise extend, amend or modify any material rights to any intellectual property or enter into grants to transfer or license to any person future patent rights, other than in the ordinary course of business consistent with past practices provided that in no event will either party license on an exclusive basis or sell any of its intellectual property;
•	except for special dividends issued, currently declared, declared prior to the closing or accrued or payable prior to the closing of the merger by Plastec to the Plastec Shareholders out of Plastec’s retained earnings of up to an aggregate of HKD$50,000,000 (approximately US$6,410,256 based on the Exchange Rate), declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;
•	except as contemplated in the merger agreement, purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Plastec or GSME, including repurchases of unvested shares at cost in connection with the termination of the relationship with any employee or consultant pursuant to agreements in effect on the date of the merger agreement;
•	issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or any securities convertible into or exchangeable for shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into or exchangeable for shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible or exchangeable securities;
•	except in connection with the merger, amend its charter documents;
•	acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of either party, or enter into any joint ventures, strategic partnerships or alliances or other arrangements that provide for exclusivity of territory or otherwise restrict such party’s ability to compete or to offer or sell any products or services;

•	sell, lease, license, encumber or otherwise dispose of any properties or assets, except (A) sales of inventory in the ordinary course of business consistent with past practice, and (B) the sale, lease or disposition (other than through licensing) of property or assets that are not material, individually or in the aggregate, to the business of such party;
•	except as permitted by the merger agreement with respect to GSME or in the ordinary course of business with respect to Plastec or its subsidiaries, incur any indebtedness for borrowed money in excess of $2,000,000 in the aggregate or bearing interest at a rate in excess of 10% per annum or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of either party, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing;
•	except as required by applicable law, adopt or amend any employee benefit plan, policy or arrangement, any employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will”), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants, except in the ordinary course of business consistent with past practices;
•	pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or litigation (whether or not commenced prior to the date of the merger agreement) other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practices or in accordance with their terms, or liabilities recognized or disclosed in the most recent financial statements included in the reports filed with the SEC by GSME prior to the date of the merger agreement or Plastec’s financial statements provided to GSME prior to the date of the merger agreement, as applicable, or incurred since the date of such financial statements, as applicable, or waive the benefits of, agree to modify in any manner, terminate, release any person from or knowingly fail to enforce any confidentiality or similar agreement to which Plastec is a party or of which Plastec is a beneficiary or to which GSME is a party or of which GSME is a beneficiary, as applicable;
•	except in the ordinary course of business consistent with past practices, modify, amend or terminate any material contract, or waive, delay the exercise of, release or assign any material rights or claims thereunder;
•	except as required by U.S. GAAP or IFRS, as applicable, revalue any of its assets or make any change in accounting methods, principles or practices;
•	except in the ordinary course of business consistent with past practices or as provided for in the merger agreement, incur or enter into, with respect to Plastec, any agreement for financial advisory, investment banking or other similar services, or, with respect to Plastec, GSME or Merger Sub, any other agreement, contract or commitment requiring such party to pay in excess of $50,000 in any 12-month period;
•	settle any litigation to which any officer, director, shareholder or holder of derivatives securities of Plastec is a party;
•	make or rescind any tax elections that, individually or in the aggregate, would be reasonably likely to adversely affect in any material respect the tax liability or tax attributes of such party, settle or compromise any material income tax liability or, except as required by applicable legal requirement, materially change any method of accounting for tax purposes or prepare or file any return in a manner inconsistent with past practice;
•	form, establish or acquire any subsidiary, except as contemplated by the merger agreement or indicated in the disclosure schedules thereto;

•	permit any person to exercise any of its discretionary rights under any employee benefit plan to provide for the automatic acceleration of any outstanding options, the termination of any outstanding repurchase rights or the termination of any cancellation rights issued pursuant to such plans;
•	make material capital expenditures except in accordance with prudent business and operational practices consistent with past practice;
•	take or omit to take any action which would be reasonably anticipated to have a material adverse effect;
•	enter into any transaction with or distribute or advance any assets or property to any of its officers, directors, partners, shareholders or other affiliates other than the payment of salary and benefits in the ordinary course of business consistent with past practices;
•	solely as applied to Merger Sub, carry on a business or conduct any operations other than in performance of its obligations under the merger agreement; or
•	agree in writing or otherwise agree, commit or resolve to take any of the foregoing actions.

The merger agreement also contains additional covenants of the parties, including covenants providing for:

•	GSME to prepare this proxy statement to solicit proxies from the GSME shareholders to vote on the proposals that will be presented for consideration at an extraordinary general meeting;
•	the protection of confidential information of the parties and, subject to the confidentiality requirements, the provision of reasonable access to information;
•	the parties to use commercially reasonable efforts to obtain all necessary approvals and consents from governmental agencies and other third parties that are required for the consummation of the merger agreement;
•	Plastec and the Plastec Shareholders to waive their rights to make claims against GSME to collect from the trust fund for any monies that may be owed to them by GSME;
•	Plastec Shareholders to waive all rights to damages arising from their status as holders of the equity securities of Plastec;
•	Plastec and GSME to use commercially reasonable efforts to obtain the listing for trading of GSME’s securities on the NASDAQ Stock Market;
•	the parties to enter into a registration rights agreement at the closing pursuant to which GSME will agree to register for resale the GSME shares, including the Earnout Shares, issued, or scheduled to be issued, to the Plastec Shareholders;
•	GSME to adopt, after the closing of the merger, an equity incentive plan for granting equity awards to employees, officers, directors and consultants of GSME and its subsidiaries, including Plastec; and
•	GSME to change its fiscal year end to April 30 on or prior to the closing of the merger.

Conditions to Closing of the Merger

General Conditions

Consummation of the transaction is conditioned on (i) the holders of GSME Public Shares, at a meeting called for this and other related purposes, approving the merger proposal and (ii) the holders of fewer than 81% of the Public Shares properly exercising conversion rights.

In addition, the consummation of the transactions contemplated by the merger agreement is conditioned upon, among other things:

•	no order, stay, judgment or decree being issued by any governmental authority preventing, restraining or prohibiting in whole or in part, the consummation of such transactions;
•	the execution by and delivery to each party of each of the various transaction documents; and

•	the delivery by each party to the other party of a certificate to the effect that the representations and warranties of each party are true and correct in all material respects as of the closing and all covenants contained in the merger agreement have been materially complied with by each party and all necessary consents, waivers and approvals have been obtained.

Plastec’s and the Plastec Shareholders’ Conditions to Closing

The obligations of Plastec and the Plastec Shareholders to consummate the transactions contemplated by the merger agreement, in addition to the conditions described above in the preceding paragraph and other customary closing conditions which are omitted here, are conditioned upon each of the following:

•	there shall have been no material adverse change in the business of GSME or Merger Sub since the date of the merger agreement;
•	there shall be no action, suit or proceeding against GSME or Merger Sub pending or threatened before any governmental entity which is (i) reasonably likely to prevent consummation of any of the transactions contemplated by merger agreement, (ii) reasonably likely to cause any of the transactions contemplated by merger agreement to be rescinded following consummation, (iii) reasonably likely to affect materially and adversely or otherwise encumber the title of the GSME shares to be issued by GSME pursuant to the merger agreement and no order, judgment, decree, stipulation or injunction to any such effect shall be in effect or (iv) in the reasonable opinion of Plastec, likely to have a material adverse effect with respect to GSME or Merger Sub;
•	Jing Dong Gao shall have resigned from all his positions with GSME, Eli D. Scher shall have resigned as chief executive officer and secretary of GSME, and GSME shall have taken all necessary action to set the size of its board to seven and to appoint Kin Sun Sze-To, Chin Hien Tan, Ho Leung Ning, J. David Selvia, Chung Wing Lai and Joseph Yiu Wah Chow, along with Eli D. Scher who will continue as a director, as directors, effective as of the closing or the date on which the merger is effected;
•	Plastec’s Board of Directors shall have reconfirmed its approval of the consummation by Plastec of the transactions contemplated by the merger agreement, such reconfirmation to be based solely on (i) an evaluation of the funds remaining in the GSME’s trust fund after taking into account all permitted payments, and (ii) any pending litigation or other disputes involving shareholders of GSME;
•	GSME shall be in compliance with the reporting requirements under the Securities Act and the Exchange Act; and
•	GSME shall have arranged for funds remaining in the trust account to be disbursed to it upon closing of the merger.

GSME’s and Merger Sub’s Conditions to Closing

The obligations of GSME and Merger Sub to consummate the transactions contemplated by the merger agreement, in addition to the conditions described above in the introductory paragraph of this section and other customary closing conditions which are omitted here, are conditioned upon each of the following:

•	there being no material adverse change in the business of Plastec since the date of the merger agreement;
•	there shall be no action, suit or proceeding against Plastec or the Plastec Shareholders pending or threatened before any governmental entity which is (i) reasonably likely to prevent consummation of any of the transactions contemplated by the merger agreement, (ii) reasonably likely to cause any of the transactions contemplated by the merger agreement to be rescinded following consummation, (iii) reasonably likely to affect materially and adversely the right of GSME to own, operate or control any of the assets and operations of Plastec following the effective time of the merger and no order, judgment, decree, stipulation or injunction to any such effect shall be in effect or (iv) in the reasonable opinion of GSME, likely to have a material adverse effect with respect to Plastec;

•	the Plastec Shareholders shall have repaid to Plastec, on or before the closing of the merger, all direct and indirect indebtedness and obligations owed by them to Plastec; and
•	there shall be no derivative securities or rights entitling the holders thereof to acquire Plastec’s ordinary shares or other securities of Plastec.

Waiver

If permitted under applicable law, any party to the merger agreement may waive any inaccuracies in the representations and warranties made to such party contained in the merger agreement or in any document delivered pursuant to the merger agreement and waive compliance with any agreements or conditions for the benefit of such party contained in the merger agreement. There can be no assurance that all of the conditions will be satisfied or waived.

At any time prior to the closing, any party to the merger agreement may, in writing, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other parties to the merger agreement.

The existence of the financial and personal interests of the directors may result in a conflict of interest on the part of one or more of them between what he may believe is best for GSME and what he may believe is best for himself in determining whether or not to grant a waiver in a specific situation.

Termination

The merger agreement may be terminated at any time, but not later than the closing, as follows:

•	by mutual written agreement of GSME and Plastec;
•	by either GSME or Plastec if the transactions contemplated by the merger agreement are not consummated on or before May 25, 2011, provided that such termination is not available to a party whose action or failure to act has been a principal cause of or resulted in the failure of the merger to occur on or before such date and such action or failure to act is a breach of the merger agreement;
•	by either GSME or Plastec if a governmental entity shall have issued an order, decree, judgment or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the transaction, which order, decree, judgment, ruling or other action is final and nonappealable;
•	by Plastec if GSME or Merger Sub has materially breached any of its covenants or representations and warranties in any material respect and has not cured its breach within thirty days of the notice of an intent to terminate, provided that Plastec is itself not in material breach of the merger agreement;
•	by GSME if Plastec or any of the Plastec Shareholders have materially breached any of their covenants or representations and warranties in any material respect and has not cured its breach within thirty days of the notice of an intent to terminate, provided that GSME is itself not in material breach of the merger agreement; and
•	by GSME or Plastec if, at the GSME shareholder meeting, the merger agreement shall fail to be approved by the affirmative vote of the holders of a majority of the GSME shares present (in person or represented by proxy) and entitled to vote at the meeting or the holders of 81% or more of the Public Shares properly exercise conversion rights.

Fees and Expenses

Except as set forth in the merger agreement, all fees and expenses incurred in connection with the merger agreement will be paid by the party incurring such expenses, whether the transactions contemplated by the merger agreement are consummated or the merger agreement is terminated as set forth above.

Confidentiality; Access to Information

GSME and Plastec will afford to the other party and its financial advisors, accountants, counsel and other representatives prior to the completion of the merger reasonable access during normal business hours, upon reasonable notice, to all of their respective properties, books, records and personnel to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel, as each party may reasonably request. GSME and Plastec will maintain in confidence any non-public information received from the other party, and use such non-public information only for purposes of consummating the transactions contemplated by the merger agreement.

Amendments

The merger agreement may be amended by the parties thereto at any time by execution of an instrument in writing signed on behalf of each of the parties. GSME will furnish a Report of Foreign Private Issuer on Form 6-K and issue a press release to disclose any amendment to the merger agreement entered into by the parties. If such amendment is material to investors, a proxy statement supplement would also be sent to holders of Public Shares as promptly as practicable.

Public Announcements

The parties have agreed that until closing or termination of the merger agreement, the parties will:

•	cooperate in good faith to jointly prepare all press releases and public announcements pertaining to the merger agreement and the transactions governed by it; and
•	not issue or otherwise make any public announcement or communication pertaining to the merger agreement or the transaction without the prior consent of the other party, which shall not be unreasonably withheld by the other party, except as may be required by applicable law or court process.

THE CAPITALIZATION PROPOSAL

It is also being proposed pursuant to the merger agreement that the number of ordinary shares that GSME is authorized to issue be increased to 100,000,000. There are presently 4,800,000 ordinary shares outstanding and up to 16,778,571 ordinary shares will be issued pursuant to the merger agreement if all of the targets for the Earnout Shares are achieved, which would increase the total outstanding shares to 21,748,053. Additionally, there are currently 7,200,000 warrants outstanding and options to purchase an additional 360,000 units, which if all were exercised, would result in there being an additional 7,920,000 shares outstanding and leave fewer than 21,000,000 shares available for future issuance. The board of directors believes that authorization of additional ordinary shares would enable GSME to have the flexibility to issue additional shares for, among other things, financing its business, acquiring other businesses, forming strategic partnerships, share dividends and incentive compensation to executives, other employees and advisors and consultants. Other than GSME’s intention to adopt an incentive equity plan following consummation of the merger, GSME currently has no plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized ordinary shares for such purposes.

To effectuate this change, the Articles would be amended, effective upon consummation of the merger, to provide that the authorized share capital of GSME be increased to US$101,000 divided into 100,000,000 ordinary shares of a par value of US$0.001 each and 1,000,000 preferred shares of a par value of US$0.001 each.

However, having sufficient authorized but unissued ordinary shares may enable GSME’s board of directors to render it more difficult or to discourage an attempt to obtain control of GSME and thereby protect continuity of or entrench its management, which may adversely affect the market price of GSME’s ordinary shares. If, in the due exercise of its fiduciary obligations, for example, GSME’s board of directors were to determine that a takeover proposal were not in the best interests of GSME, such shares could be issued by the board of directors without shareholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent shareholder group, by creating a substantial voting block in institutional or other hands that might support the position of the incumbent board of directors, by effecting a merger that might complicate or preclude the takeover, or otherwise.

The text of the capitalization proposal to be considered at the extraordinary general meeting is set forth in Annex D.

Required Vote

If the merger proposal is not approved, the capitalization proposal will not be presented at the extraordinary general meeting. However, the merger is not conditional on this proposal being approved and the merger may be consummated if the merger proposal is approved even if this proposal is rejected by shareholders.

The capitalization proposal must be approved by ordinary resolution by the holders of a majority of the shares of GSME present (in person or represented by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative) and entitled to vote on the proposal at the extraordinary general meeting.

THE GSME BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE GSME SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE CAPITALIZATION PROPOSAL.

THE NAME CHANGE PROPOSAL

Pursuant to the merger agreement, GSME proposes to change its name from “GSME Acquisition Partners I” to “Plastec Technologies, Ltd.” effective upon consummation of the merger. In the judgment of GSME’s board of directors, the change of its name is desirable to reflect GSME’s merger with Plastec.

The text of the name change proposal to be considered at the extraordinary general meeting is set forth in Annex D.

Required Vote

If the merger proposal is not approved, the name change proposal will not be presented at the extraordinary general meeting. However, the merger is not conditional on this proposal being approved and the merger may be consummated if the merger proposal is approved even if this proposal is rejected by shareholders.

The name change proposal must be approved by special resolution by the holders of not less than two-thirds of the ordinary shares of GSME present (in person or represented by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative) and entitled to vote at the extraordinary general meeting.

Shareholders will not be required to exchange outstanding share certificates for new share certificates if the name change proposal is approved.

THE GSME BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE GSME SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE NAME CHANGE PROPOSAL.

THE ADDITIONAL ARTICLES PROPOSAL

GSME’s board of directors has approved and is submitting proposals to GSME’s shareholders to approve by special resolution, to be effective immediately upon consummation of the merger, amendments to GSME’s Articles to (i) enable GSME to repurchase ordinary shares in order to facilitate the approval of the merger proposal and the conversion of shares in accordance with shareholders’ conversion rights and in certain other circumstances and (ii) to provide for ordinary shares to be uncertificated if requested by a holder rather than requiring shares to be issued in certificated form.

The additional articles proposal will allow GSME to effectuate the conversion of Public Shares as well as the repurchase of Public Shares from holders who initially indicated an intention to vote against the merger proposal and seek conversion of their shares for internal technical reasons but will otherwise agree to vote in favor of the merger proposal without seeking conversion provided GSME agree to repurchase their shares immediately after the closing of the merger for the same consideration that a holder of Public Shares would have received if he had voted in favor of the merger proposal and sought conversion of his shares. Additionally, the additional articles proposal will enable GSME to engage “aggregators” or other persons with whom GSME would enter into contracts to purchase Public Shares. Each of the foregoing situations is described in more detail in the section titled “Actions That May Be Taken To Secure Approval of GSME’s Shareholders” included elsewhere in this proxy statement.

If the additional articles proposal are approved, GSME will also be allowed to purchase any share listed on a designated stock exchange, including the Over-the-Counter Bulletin Board, the NASDAQ Stock Market, the NYSE Amex or the New York Stock Exchange without shareholder approval in limited circumstances.

The additional articles proposal will also provide for GSME’s ordinary shares to be uncertificated if requested by a holder rather than requiring shares to be issued in certificated form. Currently, GSME’s Articles only provide for shares to be issued in certificated form. It is a requirement to being listed on a national securities exchange that holders are entitled to have their shares issued in uncertificated form if they wish.

In the judgment of GSME’s board of directors, the additional articles proposal are desirable to facilitate the approval of the merger proposal, to provide a mechanism for GSME to repurchase its shares in the future without obtaining prior shareholder approval and to facilitate the listing of GSME’s securities on a national securities exchange.

The text of the additional articles proposal to be considered at the extraordinary general meeting is set forth in Annex D.

Required Vote

If the merger proposal is not approved, the additional articles proposal will not be presented at the extraordinary general meeting. However, the merger is not conditional on these proposals being approved and the merger may be consummated if the merger proposal is approved even if these proposals are rejected by shareholders.

The additional articles proposal must be approved by special resolution by the holders of not less than two-thirds of the ordinary shares of GSME present (in person or represented by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative) and entitled to vote at the extraordinary general meeting.

THE GSME BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE GSME SHAREHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE ADDITIONAL ARTICLES PROPOSAL.

THE ARTICLES AMENDMENT PROPOSAL

As indicated above, in addition to the merger proposal, certain changes to GSME’s Articles are being proposed to be considered by GSME’s shareholders for approval, including the capitalization proposal, the name change proposal and the additional articles proposal. GSME’s Articles would also be amended to remove Articles 170 through 176, which governed GSME’s activites as a blank check company as these would no longer be applicable to GSME following consummation of the merger, as well as to generally update the Articles so that they are more appropriate for GSME’s business going forward after consummation of the merger. The board of directors of GSME believes each of the foregoing is desirable.

Accordingly, the GSME board of directors recommends that, upon consummation of the merger and approval of the capitalization proposal, the name change proposal and the additional articles proposal, the Articles be further amended and restated into a second amended and restated memorandum and articles of association that will incorporate such approved changes so that a single document exists that fully states the provisions that constitute GSME’s Articles.

A copy of GSME’s second amended and restated memorandum and articles of association, as it will be in effect assuming consummation of the merger and approval of the capitalization proposal, the name change proposal and the additional articles proposal, as well as certain other changes as described above, is attached hereto as Annex C. The text of the articles amendment proposal to be considered at the extraordinary general meeting is set forth in Annex D.

Required Vote

If the merger proposal is not approved, the articles amendment proposal will not be presented at the extraordinary general meeting. However, the merger is not conditional on this proposal being approved and the merger may be consummated if the merger proposal is approved even if this proposal is rejected by shareholders.

The articles amendment proposal must be approved by special resolution by the holders of not less than two-thirds of the ordinary shares of GSME present (in person or represented by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative) and entitled to vote at the extraordinary general meeting.

THE GSME BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE GSME SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ARTICLES AMENDMENT PROPOSAL.

THE ADJOURNMENT PROPOSAL

The adjournment proposal, if adopted, will allow the chairman of the meeting to adjourn the extraordinary general meeting to a later date or dates to permit further solicitation of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the consummation of the merger. In no event will GSME adjourn the extraordinary general meeting or consummate the merger beyond the date by which it may properly do so under its Articles. The purpose of the adjournment proposal is to provide more time for the GSME Founders, the Plastec Shareholders and their respective affiliates to make purchases of Public Shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the proposals.

In addition to an adjournment of the extraordinary general meeting of shareholders upon approval of the adjournment proposal, the chairman of the meeting will have the power to call the meeting to order but wait a period of time before actually proceeding with the meeting. In such event, GSME will issue a press release and take such other steps as it believes are necessary and practical in the circumstances to inform its shareholders of this fact.

The text of the adjuournment proposal to be considered at the extraordinary general meeting is set forth in Annex D.

Consequences if the Adjournment Proposal is Not Approved

If the adjournment proposal is not approved by the shareholders, the chairman of the meeting may not be able to adjourn the extraordinary general meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the consummation of the merger. In such event, the merger would not be completed.

Required Vote

Adoption of the adjournment proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of GSME present (in person or represented by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative) and entitled to vote thereon. Adoption of the adjournment proposal is not conditional upon the adoption of any of the other proposals.

GSME’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT GSME’S SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information has been prepared assuming that the business combination had occurred (i) at the beginning of the pro forma statement of operations for the six months ended April 30, 2010 and the year ended October 31, 2009 and (ii) at April 30, 2010 for the pro forma balance sheet. The unaudited pro forma condensed combined financial information has been prepared assuming two possible scenarios for the approval of the business combination by GSME’s shareholders, as follows:

•	Assuming No Conversion of Shares: This presentation assumes that no public shareholders exercise their conversion rights; and
•	Assuming Maximum Conversion of Shares: This presentation assumes that holders of 2,915,999 Public Shares (80.99%) vote in favor of the business combination proposal and exercise their conversion rights.

The unaudited pro forma condensed combined financial information is provided for illustrative purposes only. The historical financial information in the unaudited pro forma condensed combined balance sheet has been adjusted to give effect to pro forma events that are directly attributable to the business combination and are factually supportable. The historical financial information in the unaudited pro forma condensed combined statements of operations has been adjusted to give effect to pro forma events that are directly attributable to the business combination, are factually supportable and are expected to have a continuing impact on the combined results.

The historical financial statements of GSME for the year ended October 31, 2009 and the six months ended April 30, 2010 were prepared under U.S. GAAP and presented in U.S. dollars. For purposes of the pro forma condensed combined financial information, these statements have been converted to IFRS. The historical financial statements of Plastec have been prepared under IFRS and presented in Hong Kong dollars. For purposes of the pro forma condensed combined financial information, these statements have been translated to U.S. dollars. The unaudited pro forma condensed combined financial statements included herein are therefore prepared under IFRS and presented in U.S. dollars.

You should not rely on the unaudited pro forma condensed combined balance sheet as being indicative of the historical financial position that would have been achieved had the business combination been consummated as of April 30, 2010, or the unaudited pro forma condensed combined statement of operations for the six months ended April 30, 2010 and for the year ended October 31, 2009 as being indicative of the historical financial results of operations that would have been achieved had the business combination been consummated on the first day of such period. See “Risk Factors” in this proxy statement for further information.

We are providing the following information to aid you in your analysis of the financial aspects of the business combination. We derived the historical financial information of GMSE from the unaudited financial statements for the six months ended April 30, 2010 and from the audited financial statements of GSME for the year ended October 31, 2009 included elsewhere in this proxy statement. We derived the historical financial information of Plastec from the audited consolidated financial statements of Plastec for the year ended April 30, 2010, included elsewhere in this proxy statement. This information should be read together with GMSE’s and Plastec’s audited financial statements and related notes, “Plastec’s Management’s Discussion and Analysis of Financial Condition and Results of Operations ” and “Other Information Related to GSME — Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information included elsewhere in this proxy statement.

The business combination will be accounted for as a reverse recapitalization since, immediately following completion of the transaction, the shareholders of Plastsec immediately prior to the business combination will have effective control of GSME through (1) their approximately 59.5% shareholder interest in the combined entity, assuming no public shareholder exercises conversion rights, or their approximately 78.9% shareholder interest in the combined entity assuming the maximum number of public shareholders exercise conversion rights, in each case not including the issuance of any Earnout Shares, (2) significant representation on GSME’s board of directors (initially 3 out of 7 members), with 4 other board members being independent, and

3 being named to all of the senior executive positions. Accordingly, the combined assets, liabilities and results of operations of Plastec will become the historical financial statements of GSME at the closing of the transaction, and GSME’s assets (primarily cash and cash equivalents), liabilities and results of operations will be consolidated with Plastec’s beginning on the closing date of the business combination. No step-up in basis or intangible assets or goodwill will be recorded in this transaction. All direct costs of the transaction will be charged to operations in the period that such costs are incurred.

Actual results could differ from the unaudited pro forma condensed combined financial information presented and depend on several variables, including whether the Earnout Shares are earned as a result of Plastec meeting the net income targets described elsewhere in this proxy statement. If issued, such Earnout Shares will be recorded as an adjustment to the accounting acquiree’s basis in the reverse recapitalization at par value, and will be included in the calculations of earnings per share from that date.

GSME Acquisition Partners I
Plastec International Holdings Limited
Unaudited Pro Forma Condensed Balance Sheet as at April 30, 2010
(in thousands of US Dollars)

	GSME (Note A)	Plastec (Note B)	Pro-forma adjustments		Adjustment #	Pro Forma Combined (no share conversions)	Adjustments for Conversion of 2,915,999 Shares		Adjustment #	Pro Forma Combined (max share conversion)
			Debit	Credit			Debit	Credit
Assets
Current assets
Cash and cash equivalents	$94	$19,398	36,007		1	$51,945		30,035	11	$21,910
				1,440	2
				77	4
				2,037	7
Investment held in trust at amortized costs	36,007	—		36,007	1	—				—
Trade receivables	—	31,038				31,038				31,038
Inventories	—	9,525				9,525				9,525
Deposits, prepayments and other receivables	—	1,502				1,502				1,502
Prepaid expenses	33					33				33
Prepaid lease payments	—	3				3				3
Total current assets	36,134	61,466				94,046				64,011
Non-current assets
Property, plant and equipment	—	58,811				58,811				58,811
Deposits and prepayments	—	4,902				4,902				4,902
Prepaid lease payments	—	140				140				140
Total non-current assets	—	63,853				63,853				63,853
Total assets	$36,134	$125,319				$157,899				$127,864

GSME Acquisition Partners I
Plastec International Holdings Limited
Unaudited Pro Forma Condensed Balance Sheet as at April 30, 2010
(in thousands of US Dollars) (cont.)

	GSME (Note A)	Plastec (Note B)	Pro-forma adjustments		Adjustment #	Pro Forma Combined (no share conversions)	Adjustments for Conversion of 2,915,999 Shares		Adjustment #	Pro Forma Combined (max share conversion)
			Debit	Credit			Debit	Credit
Liabilities and Equity
Current liabilities
Trade and other payables and accruals	$77	$24,136	77		4	$24,136				$24,136
				1,373	5
				664	6
			2,037		7
Borrowings	—	11,667				11,667				11,667
Dividend payable	—	7,692				7,692				7,692
Tax payable	—	2,395				2,395				2,395
Deferred underwriter's commission	1,440	—	1,440		2	—				—
Total current liabilities	1,517	45,890				45,890				45,890
Non-current liabilities
Borrowings	—	4,911				4,911				4,911
Deferred tax liabilities	—	1,943				1,943				1,943
Total non-current liabilities	—	6,854				6,854				6,854
Ordinary Shares, subject to possible conversion	29,160		29,160		3	—				—
Shareholders' equity
Ordinary shares, $0.001 shares	2			7	9	9				9
Issued share capital	—	13	13		10	—				—
Exchange reserve	—	1,011				1,011				1,011
Additional Paid-up capital	5,591	14,534		29,160	3	49,155	30,035	11		19,120
			136		8
			7		9
				13	10
Retained earnings (accumulated deficit)	(136)	57,017		136	8	54,980				54,980
			1,373		5
			664		6
Total shareholder’s equity	34,617	72,575				105,155				75,120
Total liabilities and shareholder’s equity	$36,134	$125,319				$157,899				$127,864

Pro Forma Adjustments and Eliminations (in thousands of US Dollars, except for share and per share data, unless otherwise noted):

1 – To liquidate investments held in trust.

2 – To record payment of deferred underwriters’ compensation charged to capital at time of IPO but contingently payable until the consummation of a business combination.

3 – To eliminate shares subject to conversion on the assumption that all shareholders approve of the proposed business combination and do not elect to convert such shares.

4 – To record payment of accrued transaction costs payable upon the consummation of a business combination.

5 – To accrue balance of estimated direct transaction costs of GSME for the preparation and negotiation of the business combination based upon engagement letters, actual invoices and/or currently updated fee estimates as follows:

Legal fees	$700
Accounting fees	200
Other consulting fees	500
Registration and listing costs	50
Total estimated costs	1,450
Less costs incurred as of the balance sheet date	(77)
Balance to accrue	$1,373

Total estimated transaction costs do not include contingent underwriters’ fees and other accrued offering costs that are payable upon consummation of the business combination as these costs were incurred in connection with GSME’s IPO and have already been accounted for.

6 – To accrue balance of estimated direct transaction costs of Plastec for the preparation and negotiation of the business combination based upon engagement letters, actual invoices and/or currently updated fee estimates as follows:

Legal fees	$310
Accounting fees	134
Other consulting fees	20
Roadshow and travel	200
Total estimated costs	664
Less costs incurred as of the balance sheet date	—
Balance to accrue	$664

7 – To record payment of transaction costs related to the business combination.

8 – To eliminate historical retained earnings, as adjusted, of accounting acquiree.

9 – To record issuance of business combination shares to the Plastec Shareholders in the business combination, as follows:

	With no Share Conversion	With Maximum Share Conversion
To Plastec Shareholders, inclusive of 7,054,583 shares released at closing and 9,723,988 Earnout Shares (see Notes C and D below)	16,778,571	16,778,571
Less Earnout Shares not considered outstanding (see Note D below)	(9,723,988)	(9,723,988)
Total business combination shares to be outstanding at closing	7,054,583	7,054,583

10 – To eliminate historical issued share capital of accounting acquirer.

11 – To record conversion of 2,915,999 Public Shares (80.99%) of GSME Acquisition Partners I issued in GSME’s IPO at an April 30, 2010 conversion value of $10.30 per share. The number of shares assumed converted, 2,915,999, is based on 80.99% of the Public Shares outstanding prior to the business combination and represents the maximum number of shares that may be converted without precluding the consummation of a business combination.

Pro Forma Notes. (In thousands of US Dollars, except for share and per share data, unless otherwise noted):

Note A – GSME converted its unaudited balance sheet as of April 30, 2010, originally prepared in accordance with U.S. GAAP into IFRS as issued by the IASB and determined that no adjustments were necessary to accomplish the U.S. GAAP to IFRS conversion.

Note B – Plastec translated its audited balance sheet as of April 30, 2010 from Hong Kong Dollars into U.S. Dollars pursuant to the provisions of IAS 21 “The Effects of Changes in Foreign Exchange Rates”, as follows:

•	Assets and liabilities were translated using the exchange rate at the balance sheet date
•	Amounts in the statement of operations were translated at the exchange rate in effect when those elements were recognized or at an appropriate weighted average rate for the period presented.
•	The translation adjustments resulting from translating the foreign entity’s financial statements are reported separately in Exchange Reserve as a separate component of shareholders equity.

Note C – Pro forma entries are recorded to the extent they are a direct result of the business combination and are factually supportable.

Note D – Concurrent with the closing, 9,723,988 of the business combination shares (see adjustment (9) above), shall be delivered subject to release to the Plastec Shareholders upon the attainment of certain net income thresholds as follows:

	With No Share Conversions	With Maximum Share Conversions
At the close of the 2011 audit, if certain earnings thresholds are met	2,944,767	2,944,767
At the close of the 2012 audit, if certain earnings thresholds are met	3,389,610	3,389,610
At the close of the 2013 audit, if certain earnings thresholds are met	3,389,611	3,389,611
Total Earnout Shares	9,723,988	9,723,988

GSME Acquisition Partners I
Plastec International Holdings Limited
Unaudited Pro Forma Condensed Statement of Operations for the six months ended April 30, 2010
(in thousands of US Dollars)

	GSME (Note F)	Plastec (Note F)	Pro-forma adjustments		Adjustment #	Pro Forma Combined (no share conversion)	Adjustments for Conversion of 2,915,999 Shares		Pro Forma Combined (max share conversion)
			Debit	Credit			Debit	Credit
Revenue	$—	$61,844				$61,844			$61,844
Cost of sales	—	53,358				53,358			53,358
Gross profit	—	8,486				8,486			8,486
Other revenue and net income	7	239	7		1	239			239
Selling and distribution costs		1,219				1,219			1,219
Administrative expenses	116	7,837		116	1	7,837			7,837
Finance costs	—	166				166			166
Profit before income tax	(109)	(497)				(497)			(497)
Income tax expense	—	616				616			616
Profit for the year	$(109)	$(1,113)				$(1,113)			$(1,113)
Net (Loss) Income per common share
Basic	$(0.02)	$—				$(0.09)			$(0.12)
Diluted	$(0.02)	$—				$(0.09)			$(0.12)
Weighted average number of Common shares outstanding (Note D)
Basic	4,800,000	—				11,864,582			8,948,584
Diluted	4,800,000	—				11,864,582			8,948,584

GSME Acquisition Partners I
Plastec International Holdings Limited
Unaudited Pro Forma Condensed Statement of Operations for the year ended October 31, 2009
(in thousands of US Dollars)

	GSME (Note F)	Plastec (Note F)	Pro-forma adjustments		Adjustment #	Pro Forma Combined (no share conversion)	Adjustments for Conversion of 2,915,999 Shares		Pro Forma Combined (max share conversion)
			Debit	Credit			Debit	Credit
Revenue	$—	$106,366				$106,366			$106,366
Cost of sales	—	88,446				88,446			88,446
Gross profit	—	17,920				17,920			17,920
Other revenue and net income	—	323				323			323
Selling and distribution costs	—	1,900				1,900			1,900
Administrative expenses	18	7,066		18	1	7,066			7,066
Finance costs	—	513				513			513
Profit before income tax	(18)	8,764				8,764			8,764
Income tax expense		84				84			84
Profit for the year	$(18)	$8,680				$8,680			$8,680
Net (Loss) Income per common share
Basic	$(0.01)	$—				$1.03			$1.03
Diluted	$(0.01)	$—				$1.03			$1.03
Weighted average number of Common shares outstanding (Note D)
Basic	1,380,000	—				8,444,583			5,528,584
Diluted	1,380,000	—				8,444,583			5,528,584

Pro Forma Adjustments and Eliminations (In thousands of US Dollars, except for share and per share data, unless otherwise noted):

1 –	To eliminate historical operations of the accounting acquiree (a non-operating public shell), as the transaction is being accounted for as a reverse recapitalization.

Pro Forma Notes (In thousands of US Dollars, except for share and per share data, unless otherwise noted):

Note E – GSME converted its unaudited income statement for the six months ended April 30, 2010, originally prepared in accordance with U.S. GAAP into IFRS as issued by the IASB and determined that no adjustments were necessary to accomplish the U.S. GAAP to IFRS conversion.

Note F – Plastec translated its unaudited income statement for the six months ended April 30, 2010 from Hong Kong Dollars into U.S. Dollars pursuant to the provisions of IAS 21 “The Effects of Changes in Foreign Exchange Rates”, as follows:

•	Assets and liabilities were translated using the exchange rate at the balance sheet date.
•	Amounts in the statement of operations were translated at the exchange rate in effect when those elements were recognized or at an appropriate weighted average rate for the period presented.
•	The translation adjustments resulting from translating the foreign entity’s financial statements are reported separately in Exchange Reserve as a separate component of shareholders equity.

Note G – Pro forma entries are recorded to the extent they are a direct result of the business combination and are expected to have continuing future impact.

Note H – As the merger is being reflected as if it has occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumed that the shares issuable relating to the merger have been outstanding for the entire period presented.

	For the six months ended April 30, 2010
	Assuming Minimum Conversion	Assuming Maximum Conversion
Actual number of ordinary shares outstanding	4,800,000	4,800,000
Pro forma shares:
Number of shares issuable in connection with the merger	16,788,571	16,788,571
Less Earnout Shares not considered outstanding	(9,723,988)	(9,723,988)
Shares converted by public shareholders'	—	(2,915,999)
Pro forma weighted average number of ordinary shares outstanding – Basic and Dilutive	11,864,583	8,948,584

For the six months ended April 30, 2010, potentially dilutive securities are excluded from the computation of fully diluted earnings per share as their effects are anti-dilutive

Potentially dilutive securities as of April 30, 2010 include:

Warrants	7,200,000
Underwriter's option	720,000
Total potentially dilutive securities	7,920,000

	For the Year ended October 31, 2009
	Assuming Minimum Conversion	Assuming Maximum Conversion
Actual number of ordinary shares outstanding	1,380,000	1,380,000
Pro forma shares:
Number of shares issuable in connection with the merger	16,788,571	16,788,571
Less Earnout Shares not considered outstanding	(9,723,988)	(9,723,988)
Shares converted by public shareholders'	—	(2,915,999)
Pro forma weighted average number of ordinary shares outstanding – Basic and Dilutive	8,444,583	5,528,584

ACTIONS THAT MAY BE TAKEN TO SECURE APPROVAL OF GSME’S SHAREHOLDERS

Based on recently completed business combinations by other similarly structured blank check companies, it is possible that holders of Public Shares may have the intention to vote against the merger and other proposals even though holders have the right to vote in favor of the merger and get their conversion proceeds. GSME does not believe that this will be the case in this transaction because holders of Public Shares seeking conversion can vote in favor of the merger proposal and receive $10.30 per share (which amount includes the additional $0.30 per eligible share pursuant to the letter of credit described elsewhere in this proxy statement) while holders voting against the merger proposal would only receive $10.00 per share. However, if such event were to occur, the merger may not be completed. To preclude such possibility, GSME, the GSME Founders and their respective affiliates may negotiate arrangements to provide for the purchase of the Public Shares from holders who indicate their intention to vote against the proposals. The maximum cash purchase price that will be offered to the holders of Public Shares by GSME, the GSME Founders and their respective affiliates for their shares will be the per-share conversion price at the time of the consummation of the business combination. In addition, in no event will any person be reimbursed by GSME for any amounts paid to holders of Public Shares in excess of the per-share conversion price at the time of the consummation of the business combination. Although holders of Public Shares that enter into these types of arrangements with GSME will not receive a higher purchase price than a holder that properly seeks conversion of his shares, entering into such arrangements (and agreeing to vote in favor of the merger) provides the holder with greater certainty that the transaction will be consummated, in which event such holder will receive his conversion proceeds promptly. If the transaction is not consummated because there are too many votes against the transaction, a holder may have to wait until GSME liquidates its trust account to receive such proceeds. GSME might not liquidate its trust account until after May 25, 2011.

The GSME Founders and their respective affiliates may also enter into transactions with potential investors or existing holders of Public Shares indicating an intention to convert their shares to cash (either by voting for or against the proposed merger) in order to induce them to purchase Public Shares and/or to remain a shareholder of GSME following consummation of the merger. There would be no limit on the consideration paid pursuant to these arrangements and such consideration could be cash or non-cash consideration (such as the transfer of shares held by the GSME Founders that were to be held in escrow following consummation of the transaction). The terms and timing of any such transactions, including what type of inducement would be given, will be solely within the discretion of the GSME Founders and their respective affiliates and, since no such transactions are currently contemplated, their terms cannot be indicated at this time. Because GSME will not enter into these types of transactions and GSME will not reimburse any of the GSME Founders or their respective affiliates who enter into these types of transactions, there will be no material economic cost to GSME or Plastec as a result of such arrangements. Although certain of the GSME Founders have fiduciary obligations in their positions as board members of GSME, when they are not acting on behalf of GSME, they may purchase shares and enter into transactions for their own benefit, just like any public shareholder, provided they comply with all applicable laws, including state laws and federal securities laws, and GSME’s Articles.

Any purchases would be made in private transactions in specific individual instances with institutional or sophisticated investors. It is anticipated that GSME would approach a limited number of large holders of GSME shares that have indicated an intention to vote against the merger proposal and engage in direct negotiations for the purchase of such holders’ positions. Arrangements of such nature would only be entered into and effected in accordance with applicable law at a time when GSME, the GSME Founders and/or their respective affiliates are not aware of any material nonpublic information regarding GSME and its securities or pursuant to agreements between the buyer and seller of such shares in a form that would not violate insider trading rules. Definitive arrangements have not yet been determined but might include:

•	Agreements between GSME and the holders of Public Shares pursuant to which GSME would agree to purchase Public Shares from such holders immediately after the closing of the merger.

•	Agreements with third parties to be identified pursuant to which the third parties would purchase Public Shares during the period beginning on the date that this proxy statement is first distributed to GSME’s shareholders. Such arrangements would also provide for GSME, immediately after the closing of the merger, to purchase from the third parties all of the Public Shares purchased by them for the price and fees specified in the arrangements.
•	Agreements with third parties pursuant to which the GSME Founders and their respective affiliates would borrow funds to make purchases of Public Shares for their own account. GSME would then purchase the shares from such parties upon closing of the merger and such parties would repay the borrowings with the funds received from GSME.

All such activity will be carried out in full compliance with applicable laws, including state laws and federal securities laws, as well as GSME’s Articles.

If holders refuse to enter into arrangements with GSME, the GSME Founders or their respective affiliates to sell their Public Shares, GSME may determine to engage a third party “aggregator” to buy Public Shares prior to the extraordinary general meeting from such holders that have already indicated an intention to sell their shares and/or vote against the merger proposal. In such a case, the aggregator would purchase the shares from the original holder and then subsequently sell such shares to GSME. The maximum purchase price that will be offered by such aggregators to holders of Public Shares for their shares will be the per-share conversion price at the time of the consummation of the business combination. GSME would, in addition to paying the purchase price of such shares (which would be the per-share conversion price at the time of the consummation of the business combination, together with the $0.30 per share from the letter of credit described elsewhere) to this aggregator, pay it a fee. Such fee would typically be a small percentage of the aggregator’s total purchase price for such shares. All Public Shares to be purchased pursuant to such arrangements would remain outstanding in the hands of the original holder until the closing of the transaction and would be voted in favor of the proposals. Any agreement between the parties will grant a proxy to GSME’s designees to vote such shares in favor of the proposals at the meeting.

GSME will furnish a Report of Foreign Private Issuer on Form 6-K to disclose arrangements entered into or significant purchases or transfers made by any of the aforementioned persons, including aggregators, that would affect the vote on the merger proposal or the conversion threshold. Any such report will include descriptions of any arrangements entered into or significant purchases or transfers by any of the aforementioned persons.

As a result of the purchases that may be effected through such arrangements, it is likely that the number of shares of GSME in its public float will be reduced and that the number of beneficial holders of GSME’s securities also will be reduced. This may make it difficult to obtain the quotation, listing or trading of GSME’s securities on any national securities exchange. Additionally, purchases pursuant to such arrangements ultimately paid for with funds in GSME’s trust account would diminish the funds available to GSME after the merger for working capital and general corporate purposes. Since there is no minimum amount of funds that must be left for GSME after such purchases are made, the parties could use all of the funds held in the trust account to make such purchases (and for conversions) and the parties could consummate the merger contemplated by this proxy statement leaving GSME and Plastec with no funds left from GSME’s trust account for additional working capital. Nevertheless, in all events there will be sufficient funds available to GSME from the trust account to pay the holders of all Public Shares that are properly converted.

OTHER INFORMATION RELATED TO GSME

Business of GSME

GSME was incorporated on March 27, 2008 for the purpose of acquiring, through a merger, share capital exchange, asset acquisition, share acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, an operating business, or control of such operating business through contractual arrangements, that has its principal operations located in the PRC. Prior to executing the merger agreement with Plastec, GSME’s efforts were limited to organizational activities, completion of its IPO and the evaluation of possible business combinations.

Offering Proceeds Held in Trust

On November 25, 2009, GSME consummated its IPO of 3,600,000 units with each unit consisting of one share and one warrant, each to purchase one share at an exercise price of $11.50 per share. The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $36,000,000. Simultaneously with the consummation of the IPO, GSME consummated the private sale of 3,600,000 Insider Warrants at a price of $0.50 per warrant, generating total proceeds of $1,800,000. The Insider Warrants were purchased by the GSME Founders.

An aggregate of $36,000,000 of the proceeds of the IPO and the private sale of the Insider Warrants was placed in a trust account at Morgan Stanley Smith Barney, maintained by Continental Stock Transfer & Trust Company, acting as trustee.

The remaining proceeds have been used by GSME in its pursuit of a business combination. In addition, GSME is entitled to draw any interest earned on the funds in the trust account (i) that it needs to pay its income or other tax obligations and (ii) any remaining interest that it needs for its working capital requirements. Through the record date, GSME has drawn approximately $19,000 of interest from the trust account. Except as set forth above, no funds in the trust account will be released until the earlier of the consummation of a business combination or the liquidation of GSME. The trust account contained approximately $36 million as of the record date.

At or after the closing of the merger, the funds in GSME’s trust account will be released to pay approximately $3.0 million of transaction fees and expenses to GSME’s professionals and consultants (including the $500,000 success fee payable to Cohen & Company upon consummation of the merger), $1.44 million of deferred underwriting discounts and commissions which will be owed to the underwriters in GSME’s IPO, tax liabilities, if any, to make purchases of Public Shares, if any, and to pay GSME shareholders who properly exercise their conversion rights. Additionally, in connection with GSME’s IPO, Cohen & Company caused a letter of credit to be issued to GSME in an amount equal to $0.30 per share sold in the IPO, or an aggregate of $1,080,000. GSME is generally entitled to draw on the letter of credit in order to distribute $0.30 per qualified share to each holder of Public Shares that is voted in favor of the merger and properly converted. The balance of the funds held in the trust account will be released to GSME after the closing of the merger for working capital and general corporate purposes of GSME and Plastec.

The holders of Public Shares will be entitled to receive funds from the trust account only in the event of the liquidation of such trust account or if they seek to convert their shares into cash or sell their shares to GSME upon consummation of the merger and the merger is actually completed. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account.

Shareholder Approval of Business Combination

GSME will proceed with the merger only if (i) a majority of the Public Shares present (in person or represented by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative) and entitled to vote on the merger proposal at the extraordinary general meeting is voted in favor of the merger proposal and (ii) the holders of fewer than 81% of the Public Shares properly exercise their conversion rights. The GSME Founders have agreed to vote their shares issued prior to the IPO on the merger proposal in accordance with the vote of holders of a majority of the Public Shares present (in person or represented by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative) and entitled to vote at the extraordinary general meeting and have agreed to vote any Public Shares acquired by them in the aftermarket in favor of the merger proposal.

Fair Market Enterprise Value of Target Business

Pursuant to the underwriting agreement for GSME’s IPO, the initial target business that GSME acquires must have a fair market enterprise value equal to at least 80% of the gross offering proceeds of the IPO at the time of the execution of the definitive agreement for the business combination. GSME’s board of directors determined that this test was met in connection with its merger with Plastec.

Automatic Liquidation and Subsequent Dissolution if No Business Combination

GSME’s Articles provide for the automatic termination of GSME’s corporate existence and mandatory liquidation of GSME’s trust account if GSME does not consummate a business combination by May 25, 2011. The Articles provide that GSME’s corporate purposes and powers will immediately thereupon be limited to acts and activities related to winding up its affairs, including distributing sums held in the trust account, and GSME will not be able to engage in any other business activities. This has materially the same effect as if GSME’s shareholders had formally voted to approve GSME’s voluntary winding up and dissolution and formally began a voluntary winding up procedure under the Companies Law. As a result, no vote would be required from GSME’s shareholders to commence such a voluntary winding up and dissolution. Upon the appointment of the liquidator, the powers of the directors and officers of GSME will be suspended, and the liquidator will control GSME. Under the Companies Law, in the case of a full voluntary liquidation procedure, the liquidator would give reasonable notice (in practice at least 21 days) of his intention to make a distribution by notifying known creditors (if any) who have not submitted claims and by placing a public advertisement in the Cayman Islands Official Gazette and in any other publications they considered appropriate. In practice, this notice requirement may not necessarily delay the distribution of assets if the liquidator is satisfied that no creditors would be adversely affected as a consequence of a distribution before this time period has expired. As soon as the affairs of the company are fully wound-up, the liquidator must lay his final report and accounts before a final general meeting which must be called by a public notice at least one month before it takes place. After the final meeting, the liquidator must make a return to the Cayman Islands Registrar of Companies confirming the date on which the meeting was held and three months after the date of such filing the company is dissolved.

GSME anticipates that the liquidator will notify the trustee of the trust account promptly after expiration of the 21-day period and anticipates it will take no more than 10 business days to effectuate such distribution. The timing of the distribution of the funds in the trust account to shareholders will ultimately be a matter for the discretion of the liquidator. If there are no funds remaining to pay the costs associated with the implementation and completion of the liquidation and distribution, Jing Dong Gao and Eli D. Scher have agreed to advance GSME the funds necessary to pay such costs and complete such liquidation (currently anticipated to be no more than approximately $15,000) and not to seek repayment for such expenses.

In connection with GSME’s IPO, Cohen & Company caused a letter of credit to be issued to GSME in an amount equal to $0.30 per share sold in the IPO, or an aggregate of $1,080,000. GSME is generally entitled to draw on the letter of credit in order to distribute $0.30 per qualified share to certain of its public shareholders as follows: (i) upon consummation of the proposed merger, to each of GSME’s public shareholders for each ordinary share voted in favor of the merger and properly converted or (ii) upon GSME’s liquidation in the event the merger is not consummated, to each of GSME’s public shareholders for each ordinary share voted in favor of the proposed merger.

In connection with liquidating the trust account, GSME will distribute to the holders of its Public Shares (i) that voted against the proposed merger of Plastec (or any subsequent business combination that is presented to shareholders for their consideration) $10.00 per ordinary share and (ii) that voted for the proposed merger of Plastec (or any subsequent business combination that is presented to shareholders for their consideration) a pro rata share of the trust account (which amount, when aggregated with the right to receive an additional $0.30 per eligible share pursuant to the letter of credit, is initially anticipated to be approximately $10.30 per share), subject in each case to GSME’s obligations under Cayman Islands law to provide for claims of creditors as described below. The GSME Founders have waived their rights to participate in any liquidation distribution with respect to their Founders’ Shares. As a consequence of such waivers, a liquidating distribution will be made only with respect to the Public Shares. There will be no distribution from the trust account with respect to GSME’s warrants, which will expire worthless.

If GSME liquidates prior to the consummation of a business combination, Jing Dong Gao and Eli D. Scher have contractually agreed that they will be personally liable to ensure that the proceeds in the trust account are not reduced below $10.00 per share by the claims of target businesses or claims of vendors or other entities that are owed money by GSME for services rendered or contracted for or products sold to it, but only if such a target business or vendor or other entity did not execute a valid and binding waiver. There is no assurance, however, that they would be able to satisfy those obligations. Accordingly, GSME cannot assure you that the per-share distribution from the trust account, if GSME liquidates, will not be less than $10.00 or $10.30, as the case may be, due to claims of creditors.

If GSME is wound up in circumstances where it is unable to pay its debts, the proceeds held in the trust account could be subject to applicable insolvency and other such laws, and may be subject to the claims of third parties with priority over the claims of GSME’s shareholders. To the extent any creditors’ or other claims deplete the trust account, GSME cannot assure you it will be able to return to its public shareholders at least $10.00 or $10.30 per share, as the case may be.

Legal Proceedings

There are no legal proceedings pending against GSME.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with GSME’s condensed financial statements and related notes thereto included elsewhere in this proxy statement.

GSME was formed on March 27, 2008 for the purpose of acquiring, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, an operating business, or control of such operating business through contractual arrangements, that has its principal operations located in the PRC.

For the six months ended April 30, 2010, GSME had a net loss of $109,264 derived from interest income of $6,706 offset by $115,970 of formation and operating costs.

For the six months ended April 30, 2009, GSME had a net loss of $2,533 attributable to formation and operating costs.

For the period from March 27, 2008 (inception) to April 30, 2010, GSME had a net loss of $136,210 derived from interest income of $6,706 offset by $142,916 of formation and operating costs.

Prior to the date of GSME’s IPO, Eli D. Scher advanced $125,000 to GSME for payment of offering expenses on GSME’s behalf. This loan was repaid following the IPO from the proceeds of the offering.

Off-Balance Sheet Arrangements

GSME does not have any obligations, assets or liabilities that would be considered off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K. GSME does not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

GSME has not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or acquired any non-financial assets.

Contractual Obligations

GSME does not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities.

Critical Accounting Policies

GSME’s significant accounting policies are more fully described in its financial statements. However, certain accounting policies are particularly important to the portrayal of financial position and results of operations and require the application of significant judgments by management. In applying those policies, management used its judgment to determine the appropriate assumptions to be used in determination of certain estimates. GSME’s accounting policy will be to use estimates based on its historical experience, terms of existing contracts, observance of trends in the industry and information available from outside sources, as appropriate.

BUSINESS OF PLASTEC

General

Plastec is a vertically integrated plastic manufacturing services provider that provides comprehensive precision plastic manufacturing services from mold design and fabrication, plastic injection manufacturing to secondary-process finishing as well as parts assembly. Plastec manufactures a wide range of plastic parts and components for:

•	consumer electronics, such as LCD and LED television sets, DVD players, DVD-VHS combos, Blu-ray disc players, speakers, MP3, remote controls and other consumer audio-visual products;
•	electrical home appliances, such as power tools, hair dryers, shavers, vacuum cleaners and other home-use electrical products;
•	telecommunication devices, such as modems, set-top boxes, cordless phone handsets, GPS devices and other telecommunication-related parts and components;
•	computer peripherals, such as LCD monitors, printers and other personal computer parts and components; and
•	other industries, such as precision plastic based toys and automobile audio systems.

Plastec manufactures its products solely on the basis of customer orders. Plastec’s major customers include leading international OEM, ODM and OBM manufacturers of consumer electronics, electrical home appliances, telecommunication devices and computer peripherals.

The Asia-Pacific region has been Plastec’s principal market, accounting for approximately 96.6%, 91.4% and 83.1% of Plastec’s turnover for the three years ended April 30, 2008, 2009 and 2010, respectively. Other markets, especially Europe and the United States, accounted for approximately 3.4%, 8.6% and 16.9% of Plastec’s turnover for the three years ended April 30, 2008, 2009 and 2010, respectively.

Plastec has six production facilities located in Dongguan, Shenzhen, Zhuhai, and Heyuan cities of Guangdong Province and Kunshan of Jiangsu Province, China. Plastec has carefully selected the locations of its production facilities in order to facilitate timely delivery of its products to customers to accommodate their just-in-time inventory control systems and production schedules. Plastec operates four manufacturing facilities, Heyuan Sun Line Manufacturing Plant, Dongguan Sun Chuen Manufacturing Plant, Zhuhai Sun Line Manufacturing Plant, Kunshan Broadway Manufacturing Plant, through its four wholly owned PRC subsidiaries. Plastec, together with PRC counterparties, manage the remaining two manufacturing facilities, Dongguan Sun Line Processing Factory and Shenzhen Broadway Processing Factory, pursuant to certain Processing Agreements Plastec entered into with the PRC counterparties and the practical arrangements between Plastec and the PRC counterparties.

Plastec’s business has grown significantly over the past few years. Driven by increasing orders from its customers, turnover increased from HK$463.0 million for the year ended April 30, 2005 to HK$966.8 million for the year ended April 30, 2010, representing a CAGR of 15.9%.

History and Development

Plastec’s business operations began in 1993 when its founder, Kin Sun Sze-To, together with a co-investor, an independent third party, established Sun Line (HK). In that same year, Sun Line (HK) entered into the Shenzhen Sun Line Processing Agreement to start its productions at the Shenzhen Sun Line Processing Factory. In November 2002, Sun Line (HK) expanded its operations by entering into the Dongguan Sun Line Processing Agreement to start its productions at the Dongguan Sun Line Processing Factory. In April 2004, Plastec was established by the owners of Sun Line (HK) under its former name, Sunbest Enterprises Limited (incorporated in the British Virgin Islands) to ultimately become the holding company of Sun Line (HK). To this end, in August 2004, all of the outstanding shares of Sun Line (HK) were transferred to Plastec in exchange for shares of Plastec through a restructuring and reorganization and Sun Line (HK) became a wholly owned subsidiary of Plastec.

In February 2004, Sun Line (HK) established Heyuan Sun Line Industrial, as a wholly foreign owned enterprise in China and its wholly owned subsidiary, for the purpose of constructing Heyuan Sun Line

Manufacturing Plant, one of Plastec’s wholly owned manufacturing plants in China, to cater to a major customer of Plastec that established a manufacturing plant in Heyuan. The construction of the first phase of Plastec’s Heyuan Sun Line Manufacturing Plant was subsequently completed in December 2005.

In July 2004, Plastec established Fast Achieve (incorporated in the British Virgin Islands) as its wholly owned subsidiary.

In August 2004, Plastec incorporated Sun Line (Macau) under the laws of Macau as a sales center.

In September 2004, Plastec established New Skill (incorporated in Samoa) as its wholly owned subsidiary. Also, in September 2004, Sun Ngai (BVI) (incorporated in the British Virgin Islands, the entity that operated the manufacturing services at Shenzhen Sun Ngai Processing Factory), became Plastec’s wholly owned subsidiary through a share acquisition for the purpose of expanding Plastec’s secondary-process finishing business. Plastec subsequently determined not to renew the Processing Agreement relating to this factory upon its expiration in August 2009.

In December 2004, Plastec established Dongguan Sun Chuen as a wholly foreign owned enterprise in China and wholly owned subsidiary of New Skill, to manage Plastec’s domestic sales in China.

In January 2005, Plastec established Sun Terrace (incorporated in the British Virgin Islands) as its wholly owned subsidiary.

In September 2005, Plastec established Broadway Industrial (BVI) as its wholly owned subsidiary and an overseas holding company to expand its manufacturing operations at Shenzhen Broadway Processing Factory as well as Broadway Manufacturing (incorporated in the BVI) as its wholly owned subsidiary and an overseas holding company to hold certain fixed assets in China.

On September 23, 2005, Plastec changed its name from Sunbest Enterprises Limited to its current name of Plastec International Holdings Limited.

In May 2006, Plastec established Sun Ngai (HK) and Broadway Industrial (HK) as its indirect wholly owned subsidiaries.

In August 2008, Plastec established Kunshan Broadway as a wholly foreign owned enterprise in China and wholly owned subsidiary of Broadway Industrial (HK), in order to expand Plastec’s operations to the Yangtze River delta under Kunshan Broadway Manufacturing Plant. To expedite the approval process for the establishment of Kunshan Broadway as a wholly foreign owned enterprise, there was a momentary transfer of Broadway Industrial (BVI)’s registered shareholding interest in Broadway Industrial (HK) to Plastec’s founder, Kin Sun Sze-To, in September 2008 at par and a re-transfer back of the same registered shareholding interest from Kin Sun Sze-To to Broadway Industrial (BVI), again at par, in October 2008 upon completion of the approval process.

With a view to expanding Plastec’s domestic sales in China, in October 2008 Zuhai Sun Line was established as a wholly foreign owned enterprise in China and wholly owned subsidiary of Allied Sun (incorporated in Hong Kong); which company was established by Plastec in September 2008 in the name of Kin Sun Sze-To.

In November 2008 and upon completion of the approval process for the establishment of Zhuhai Sun Line as a wholly foreign owned enterprise, Kin Sun Sze-To transferred his registered shareholding interest in Allied Sun, at par, to Sun Terrace thereby formally establishing Allied Sun as Plastec’s indirect wholly owned subsidiary.

In December 2009, Plastec determined not to renew the Processing Agreement of Shenzhen Sun Line Processing Factory, whereas its expiration date was July 2010.

Plastec’s Competitive Strengths

Plastec believes that its principal competitive strengths include the following:

Plastec’s ability to provide one-stop integrated manufacturing services

Plastec provides one-stop integrated services for the manufacture of precision plastic components used in various electronic devices, including mold design, precision mold fabrication, plastic injection manufacturing, secondary-process finishing and parts assembly. As an integrated plastic manufacturing services provider, Plastec is able to plan and undertake the entire plastic component manufacturing process for new products launched by its customers. With Plastec’s dedication and expertise in mold design and fabrication, plastic injection manufacturing and secondary-process finishing, Plastec is also able to assist its customers in moving their products from their conceptual design to mass production quickly and economically. Plastec’s integrated manufacturing ability allows its customers to focus on other aspects of the production and marketing of their products.

Plastec’s expertise and capabilities in high-precision mold design and fabrication

Plastec possesses considerable plastic manufacturing expertise and know-how and is able to provide quick and quality services to its customers, especially in high-precision mold design and fabrication. One of the strengths of Plastec’s mold fabrication division is its ability to assist its customers in accurately prototyping their product concepts and in designing and manufacturing precision toolings and molds. Plastec owns advanced design software and equipment necessary for such high-precision mold fabrication, including a fused deposition modeling, or FDM, system, which enhances the efficiency of its mold design and fabrication. Plastec also uses some of the most advanced mold fabrication machines and plastic injection machines available in the industry. Plastec believes its expertise and know-how in high-precision mold design and fabrication shortens the lead time it needs before it mass-produces such products and represents a significant advantage over Plastec’s competitors.

Plastec’s just-in-time delivery service

Plastec’s just-in-time delivery service is designed to meet its customers’ stringent inventory management systems and their demanding delivery schedules. Plastec has strategically established its manufacturing facilities in Dongguan, Shenzhen, Zhuhai and Heyuan of Guangdong Province and Kunshan of Jiangsu Province in order to stay close to its customers’ assembly plants, most of which are located in Guangdong Province of China. Plastec’s locations not only enable it to accommodate its customers’ just-in-time inventory management systems but also reduces its transportation costs and enhances its direct communications with customers.

Plastec’s stringent quality control

Plastec’s customers include major companies in their respective industries who are generally known for their high quality products sold throughout the world, and a majority of Plastec’s products are used in well-known brands. Plastec has imposed stringent quality control measures on each phase of its manufacturing process, including its raw materials, semi-finished products and finished products. Plastec’s quality control procedures are designed to enable it to promptly identify flaws or defects during the production process. The successful implementation of Plastec’s quality control system is demonstrated by the low rate of goods returned, which was approximately 0.89%, 0.57%, and 0.55% during the years ended April 30, 2008, 2009 and 2010, respectively, based on Plastec’s total turnover of HK$986.2 million, HK$913.4 million and HK$966.8 million for the three years, respectively. Both of the Processing Factories have been accredited ISO9001 and ISO14001 certifications. Plastec’s stringent quality control is highly regarded by its customers as one of the most important attributes that enables Plastec to retain its existing customers and to expand its customer base. Plastec’s dedication to the quality of its products and services has also won Plastec numerous certifications of satisfaction from its customers in respect of such products and services.

Plastec’s well established long-term customer relationships

Plastec has successfully established and maintained good long-term business relationships with many of its customers. Most of Plastec’s major customers have been doing business with Plastec for more than five years and some of them for over 10 years. Plastec believes its capability to design and fabricate high-precision mold and tooling, to manufacture high quality plastic components and its strategically located production facilities to accommodate the just-in-time inventory control systems of its customers and their demanding production schedules provide Plastec with a significant competitive advantage over its competitors. Plastec believes that it has earned the trust and confidence of its customers mainly due to its reliability in providing quality products and services at competitive prices on a timely basis.

Plastec’s experienced and dedicated management

Mr. Sze-To, Plastec’s Chairman and founder, and Mr. Tan, Plastec’s Executive Director, have over 20 years of experience each in the plastic injection and molding industry. Mr. Sze-To leads a professional management team that possesses extensive industry experiences and knowledge in the latest plastic technology. Guided by Plastec’s senior management, Plastec (via its precursor) entered the PRC market in 1993. As more and more global brands started to outsource component manufacturing from their China assembly plants over the years, Plastec has strategically established itself in the PRC market, with a diversified and growing customer base. Plastec believes that its extensive experience accumulated over the past 20 years and its familiarity with the PRC market, coupled with its scale of operations and cutting edge technology and equipment, are key competitive advantages that Plastec has over many of its competitors.

Plastec’s Business Strategy

Plastec’s principal business strategies and future plans include the following:

Expanding its product mix and customer base

As plastic is becoming an increasingly popular material in many industries, Plastec intends to capitalize on this trend by manufacturing plastic casings, components and utensils for products beyond the consumer electronics, electrical home appliances, telecommunication and computer equipment to include, for example, plastic parts used in automobiles and industrial applications. Plastec has already started manufacturing GPS, car audio and photo printer parts for its customers. As most of Plastec’s customers are multinational companies engaged in the production of a variety of products, Plastec believes that its efforts to keep its technology and manufacturing capabilities in line with industry trends and the confidence and trust Plastec has gained from its multinational customers will facilitate the realization of its strategy of seeking new business opportunities and expanding its product mix.

Continue to improve its production facilities and expand its production capacity

Plastec is devoted to continuously improving and expanding its existing production facilities in Guangdong Province while it seeks opportunities to further expand its production capacity in other parts of China. Plastec is planning to acquire additional advanced injection molding and mold fabrication machines and to install clean rooms for its processing services in its existing facilities in order to increase its capability of manufacturing plastic parts and components that demand higher and more stringent specifications. Plastec believes these improvements will enhance its competitiveness in the higher-end plastic production market and will also improve its overall profit margin in the long-run.

In order to provide prompt delivery services to accommodate its customers’ stringent just-in-time inventory control, Plastec intends to establish additional manufacturing facilities near the assembly plants of its major customers in other parts of China. Currently, 5 of the 6 production facilities run by Plastec are located in Guangdong Province to service the needs of its customers in southern China. Since Plastec’s production is entirely customer order based, and in order to meet demands of its customers in other regions of China, as a long-term plan, Plastec is planning to establish additional facilities in other parts of China, including the the Bohai Bay economic region. Well-selected strategic locations of production facilities will allow Plastec to shorten its delivery time, facilitate communications with customers and help customers reduce their inventory carrying costs.

Continue to focus on leading global brands in Plastec’s customer development efforts

Plastec will continue to devote significant marketing efforts to maintaining its existing customers and developing new customers from leading global brands in order to broaden its customer base. As Plastec’s manufacturing facilities are geared for high-end plastic products, Plastec will continue to focus on top global brands that demand higher product quality and more stringent product specifications. Global brands also tend to have a shorter product cycle and generally launch new products and product models to the market at shorter intervals. Plastec believes that it is uniquely positioned to cater to the needs of these customers with its technology, know-how and some of the most advanced production facilities available in the industry. In such pursuit, Plastec not only enjoys generally better profit margins associated with newly launched products and models, but also benefits from the generally better credit standings of such global customers in its efforts to reduce credit risk. Plastec believes that it is crucial for it to stay abreast with the global trend of manufacturing outsourcing and to be able to service needs of international manufacturers that decide to outsource their precision plastic products.

Continue to improve precision molding to cater to higher quality specifications

Capitalizing on Plastec’s expertise in precision mold design and fabrication, Plastec will continue to improve and enhance its high and stringent specification molding production. Plastec plans to purchase additional state-of-the-art computerized design systems and molding equipment so as to further distinguish itself as a precision molding specialist in the industry. Plastec expects that its high-end production approach will avoid or minimize competition from other PRC competitors and will increase its market share in high- precision component manufacturing.

Products and Services

Plastec produces a vast array of plastic casings, components and utensils for use in consumer electronics, electrical home appliances, telecommunication devices and computer peripherals. These high-precision molded plastic products are designed and made for different applications. Plastec also provides mold design and fabrication services, secondary-process finishing and parts assembly services to offer its customers with one-stop-shop services. Plastec’s sales to different categories of customers during the three years ended April 30, 2010 were approximately as follows:

Customer category	Year ended April 30, 2008	Year ended April 30, 2009	Year ended April 30, 2010
Consumer electronics	39.6%	53.7%	51.0%
Electrical home appliances	14.3	7.9	2.3
Telecommunication	9.8	10.7	14.9
Computer peripherals	15.7	6.3	5.5
Others	20.6	21.4	26.3
Total	100.0%	100.0%	100.0%

Plastec categorizes its sales as described in the table above on the basis of the primary industry to which the immediate customers belong, regardless of the actual goods Plastec ships to such customers. For example, if a consumer electronics customer orders goods for computer peripherals, Plastec generally groups such shipments under consumer electronics for the purpose of its sales analysis. While Plastec has maintained sales to its consumer electronics and electrical home appliances customers, Plastec has over the years made increasing amounts of sales to other customers, such as manufacturers of telecommunication devices, computer peripherals and other manufacturers. The foregoing sales analysis information is prepared by management and is not based on IFRS requirements or any other accounting standards.

Production Process

Plastec’s production process currently takes approximately six to eight weeks on average from the design stage to the delivery of products to the customers. Over the years, Plastec has implemented various measures to improve its efficiencies and to shorten lead-time. Accordingly, this time period has been reduced from the approximately 12 to 16 weeks it previously took in 2005. The foregoing timeframes exclude time used or needed by the customer during the interactive design process. Complexity of the product specifications tends to prolong the time needed by Plastec and the customer to finalize the product model. The stages of this production process where Plastec plays a crucial role include mainly:

•	mold design and fabrication;
•	plastic injection manufacturing;
•	secondary-process finishing; and
•	parts assembly.

Mold design and fabrication

Mold design and fabrication, or “tooling,” is a crucial step in the manufacturing process of molded precision plastic products. With Plastec’s sophisticated equipment and substantial experience and know-how relating to mold development, Plastec is capable of fabricating high precision molds for use in plastic injection machines of up to 850 tons in clamping force with parts dimension tolerance of up to 0.01 millimeters, which measures the changes in dimensions of molded plastic products before and after they are cooled. Molds with high precision are necessary for the production of high quality molded plastic products. Plastec’s design engineers closely collaborate with its customers throughout the mold design process in order to develop a mold that optimizes cost-efficiency, capacity and quality. Plastec believes that its mold design and fabrication capability represents a substantial competitive strength over its competitors and constitutes an indispensable part of its core competencies in this precision plastic products business.

Most of Plastec’s customers require it to undertake the entire plastic manufacturing services, including mold design and fabrication, for their products. Occasionally, some customers provide Plastec with their molds for carrying out the plastic injection process.

Mold design and fabrication is an interactive process between Plastec and its customers. Plastec has over 120 skilled design engineers and technicians in Shenzhen and Dongguan, assisted by computer-aided design, or CAD, and computer-aided manufacturing, or CAM, software systems to design the molds. Based on initial product designs and specifications provided by Plastec’s customers, Plastec’s design engineers use FDM to prototype the finished products in accordance with the designs of the customers and prepare detailed specifications for the molds. Through a consultation process known as “co-design” for the molds, Plastec’s design engineers would recommend improvements to the original product design and specifications, such as to increase durability of the molds and to enhance reliability of the products.

When Plastec finalizes the mold designs, it uses CAD to draw up the detailed specifications. Plastec then uses CAM to detail its manufacturing procedures in accordance with the detailed CAD specifications and start to manufacture with the assistance of its advanced machinery such as its computer-numerical controlled, or CNC, machining systems. Plastec’s CNC machining systems commence milling the mold prototypes from graphite or copper electrodes. Once the customers have verified the finished-product prototypes, Plastec commences fabrication of the molds via a combination of precision milling, grinding, wire-cutting and electro-discharge machining, or EDM.

Plastec then polishes, assembles and uses the molds to manufacture an initial batch of the plastic products for the first-article inspection by Plastec’s customers. Plastec also offers chemical treatment process for the molds, at the request of its customers, to produce special textured casings or high-gloss mirror finishing for products, such as LCD and LED television sets or audio-visual products.

Plastec begins mass production of plastic products upon final approval of the mold by the customers.

Plastec’s tooling division is able to produce approximately 100 to 120 molds on a monthly basis with competitive lead time ranging from 20 to 60 days. The length of the lead time primarily depends on the complexity and size requirements of the mold. Plastec produces molds that generally weigh up to 7.5 tons.

Mold design and fabrication requires specialized machines and is capital intensive. As of the date of this proxy statement, Plastec owned approximately 84 advanced mold-making machines, including CNCs, FDM system, EDMs and wire-cutting machines.

Plastec’s customers generally bear the costs of designing and producing customer-specific molds. Plastec generally maintains and stores the molds it has fabricated for its customers at its facilities for use in further productions. Sometimes Plastec also owns the molds, in which case it will bear the costs in designing and producing them. Through such additional services to its customers, Plastec seeks to create customer dependence on it to manufacture additional plastic parts and components when need arises.

Plastic injection manufacturing

To manufacture a molded plastic product, the mold is first mounted onto an injection molding machine and is clamped. Resin, in granular form, is then loaded into the machine, to be dehumidified and melted into viscous form. The viscous resin is then injected into the mold at high pressure. Coolant will then pass though the mold to solidify the resin into the shape required. When the plastic has cooled, the mold is unclamped and the product is ejected. Plastec then performs quality checks on the products for flaws and defects before forwarding them for secondary-process finishing or packaging for shipment. The entire injection molding process takes approximately 15 to 60 seconds.

Each of Plastec’s injection molding machines is capable of servicing a variety of applications and product configurations. Plastic injection molding machines are classified according to the clamping force, the maximum force/pressure an injection molding machine is capable of exerting in order to hold a mold in place during the injection molding process. As of the date of this proxy statement, Plastec owned over 500 plastic injection machines, with clamping forces between 50 to 1,000 tons.

Secondary-process finishing

Plastec provides a wide range of secondary-process finishing services, including smoothing and polishing, laser marking, silk-screening, pad printing, spraying, painting, ultra-violet coating, anti-fog coating, hot stamping and metallic coating in its production plants in Dongguan, Shenzhen, Heyuan, Zhuhai and Kunshan. Plastec carries out most of these secondary-process finishing services in its controlled environment production areas. Although Plastec automates some of its secondary-process finishing services, such as spray painting, a significant portion of its other secondary-process finishing services is labor-intensive due to the different secondary-process finishing requirements from its customers. Plastec’s secondary-process finishing enhances the appearance or external functionality of molded plastic products.

Parts assembly

In response to increasing demands for integrated manufacturing solutions from Plastec’s customers, Plastec also provides parts assembly services for its molded plastic products as a turn-key solution to its customers. Plastec usually assembles its plastic components into semi-finished parts before their delivery. Plastec’s customers will further incorporate their electronic or electrical components into Plastec’s products to produce their finished products. The parts assembly business has become an important part of Plastec’s integrated manufacturing services desired by its customers. Most of Plastec’s parts assembly services, however, are labor-intensive due to the different assembly requirements from its customers.

Quality Control

Commensurate with Plastec’s competitive capabilities in high-precision plastic product manufacturing, Plastec has established an in-house quality control, or QC, department that maintains stringent quality controls over all of Plastec’s products. Plastec strictly carries out all customer-required QC measures in addition to its routine quality control. Plastec’s fundamental QC principle is to build quality not only into its products and services but also into its processes at the earliest possible stage. Plastec’s QC procedures require quality control checks to be performed at each critical stage of its production process to meet Plastec’s own quality requirements and to conform to its customer’s specifications. Quality control checks are carried out, recorded and monitored by its QC department.

As integrated plastic manufacturing services are relatively labor intensive by nature, Plastec deploys staff members at various control check points to make sure that its customers’ numerous requirements in product designs, appearances and functionalities are properly observed. Plastec’s QC staffs are located at all of its Manufacturing Plants and Processing Factories in China.

In addition to its human quality controllers, Plastec also uses some of the most advanced machines to control and test its product quality. As of the date of this proxy statement, Plastec’s QC department also employs the following equipment to monitor its product quality:

•	Coordinate measuring machine. Plastec’s coordinate measuring machine measures the dimensions of the molds and the manufactured plastic components to ensure their conformance with the requisite specifications. Plastec’s coordinate measuring machine uses an electronic probing system to provide the three-dimensional measurements of the manufactured plastic component. It automates the measuring process and, therefore reduces human errors and manpower in taking measurements of a plastic component. Plastec’s coordinate measuring machine is particularly useful if the plastic component requires very precise dimensional tolerances.

•	Optical measuring system. Plastec’s optical measuring system utilizes complex optical mechanisms to measure or inspect tooling inserts and plastic components in three-dimensional perspectives. This system is suitable for very complex, small or delicate plastic components that cannot be readily measured or inspected using an electronic probing system.
•	Spectrophotometer. Plastec’s spectrophotometer is an electronic optical device designed for a broad range of color measurement applications. It measures the coloring and brightness level of incoming materials, in-process parts and painted surfaces of finished products to ensure that the precision plastic components Plastec manufactures are of consistent color quality.
•	RoHS analyzing system. RoHS is often referred to as the lead-free directive. It restricts the use of the following six substances: lead, mercury, cadmium, hexavalent chromium, polybrominated biphenyls, or PBB, and polybrominated diphenyl ether, or PBDE. Plastec’s RoHS analyzing system is an electronic device to measure whether there are any hazardous materials in Plastec’s incoming raw materials, especially resin, and Plastec’s completed products before delivering them to its customers.
•	Paint thickness tester. Plastec use paint thickness testers to test and control the thickness of paint that it uses in the spraying process.
•	UV analyzer. Plastec uses UV analyzers to test and check energy intensity in its curing system.

Plastec procures raw materials, including resins, chemicals, solvent and mold base, used in its productions from suppliers designated by customers. These suppliers are on the approved vendor list of its customers.

To ensure the quality of Plastec’s manufacturing processes, Plastec has subjected its Manufacturing Plants and the Processing Factories to various compliance standards and certifications available in the plastics industry, such as the following:

Award/certification	Award date	Manufacturing facility	Awarding/certifying organization
ISO9001:2000 Certification	October 2003	Dongguan Sun Line Processing Factory	SGS
Certificate of Compliance to Standard for Safety (UL-746D-fabricated parts)	August 2003	Dongguan Sun Line Processing Factory	UL
ISO14001:2004 Certification	October 2005	Dongguan Sun Line Processing Factory	SGS
ISO9001:2000 Certification	May 2009	Zhuhai Sun Line Manufacturing Plant	SGS
ISO9001:2008 Certification	August 2009	Kunshan Broadway Manufacturing Plant	Kaixin Certification (Beijing)
ICTI Code of Business Practices (2009 Version)	Nov. 2009	Shenzhen Broadway Processing Factory	ICTI
ISO9001:2000 Certification	July 2006	Shenzhen Broadway Processing Factory	SGS
ISO14001:2004 Certification	June 2007	Shenzhen Broadway Processing Factory	SGS

For plastic components, Plastec is required by its customers to have the procurement and manufacturing processes certified by UL.

Some of Plastec’s manufacturing processes and quality control systems are subject to semi-annual QC audit by SGS or other internationally recognized organizations. Such audit includes verification of personnel training, proper maintenance and calibration of equipment used in the manufacturing process as well as use of correct procedures for all operations.

Production Facilities and Capacity

As of the date of this proxy statement, Plastec had six production facilities to carry out its manufacturing operations:

•	Dongguan Sun Chuen Manufacturing Plant
•	Heyuan Sun Line Manufacturing Plant
•	Zhuhai Sun Line Manufacturing Plant
•	Kunshan Broadway Manufacturing Plant
•	Dongguan Sun Line Processing Factory
•	Shenzhen Broadway Processing Factory

All of these facilities are located in Guangdong Province, China, adjacent to Hong Kong, except for Kunshan Broadway Manufacturing Plant which is located in Jiangsu Province, China. Plastec has carefully selected the locations of its production facilities in order to facilitate timely delivery of its products to customers to accommodate their just-in-time inventory control systems and production schedules. Additionally, Plastec recently commenced construction on an eight-story industrial building at the Shenzhen site. This building would increase floor space by approximately 25,000 square meters upon its expected completion in September 2011. Plastec is also building an extension to its mold design and fabrication center in Shenzhen. This four-story, 9,000 square meter center, commenced construction in April 2010 and is expected to be completed by March 2011. The completion of this expansion in Shenzhen is not dependent on any financing from the merger and is expected to better enable Plastec to service increasing client requirements and attract new customers.

The average annual utilization rates and maximum annual production capacities of Plastec’s four wholly owned Manufacturing Plants and the two contractually based Processing Factories with respect to plastic injection machines and tooling machines over the periods shown below were as follows:

	Year ended April 30, 2008	Year ended April 30, 2009	Year ended April 30, 2010
Plastic injection machines
No. of Injection Machines	517	500	505
Max annual capacities (machine hours in thousand)	3,268	3,248	3,299
Utilisation	67.6%	62.1%	64.5%
Tooling machines
No. of Tooling Machines	76	79	84
Max annual capacities (machine hours in thousand)	483	501	543
Utilisation	101.7%	101.5%	101.0%

Plastec measures its maximum annual production capacities in terms of its machine hours. Plastec has computed its machine hours as follows: Number of machines x 22 hours x Number of working days in a year. Plastec has computed the average annual utilization rates as follows: Number of actual operating hours of machines/maximum annual production capacity of such machines. Factors such as the timing of acquisition and installation of machines during any particular year and the initial ramp-up of machines tend to affect the utilization rates of the machines. When Plastec calculates the average annual utilization rates for its plastic injection machines, Plastec also includes idle time during trial runs, when machines have lower actual operating hours than their normal production days.

Plastec operates four of the manufacturing facilities, Heyuan Sun Line Manufacturing Plant, Zhuhai Sun Line Manufacturing Plant, Kunshan Broadway Manufacturing Plant and Dongguan Sun Chuen Manufacturing Plant, through its four wholly owned PRC subsidiaries, Heyuan Sun Line Industrial, Zhuhai Sun Line, Kunshan Broadway and Dongguan Sun Chuen, respectively. Together with PRC counterparties, Plastec manages the remaining two production facilities, Dongguan Sun Line Processing Factory and Shenzhen Broadway Processing Factory, pursuant to the Processing Agreements and the practical arrangement between itself and the PRC counterparties.

Plastec owns approximately 72,993 square meters in site area at its Heyuan Sun Line Manufacturing Plant as well as the buildings, manufacturing equipment and other movable assets that constitute its Heyuan Sun Line Manufacturing Plant. Plastec also owns the manufacturing equipment and other movable assets of its Dongguan Sun Chuen Manufacturing Plant, Zhuhai Sun Line Manufacturing Plant, and Kunshan Broadway Manufacturing Plant and leases its land and premises under the Tenancy Agreements. While Plastec hires its own workers at the four Manufacturing Plants, it substantially relies on the PRC counterparties to provide manufacturing workers, utilities, plant management and other assistance for the two Processing Factories pursuant to the Processing Agreements. For the two Processing Factories, Plastec owns their manufacturing equipment and other movable assets and certain leasehold land lessors lease their land and premises to the PRC counterparties pursuant to three of the Tenancy Agreements. Certain of Plastec’s leasehold land lessors also do not possess the full qualification to lease such land and premises to Plastec. However, all of Plastec’s Manufacturing Plants and Processing Factories have been granted proper business licenses by the relevant PRC governmental authorities and have passed annual examinations and received annual renewals from the relevant PRC government licensing authorities.

The principal terms of Plastec’s Processing Agreements are as follows:

Dongguan Sun Line Processing Agreement.  This Processing Agreement that Sun Line (HK) entered into on November 5, 2002 with Dongguan City Dalingshan Township Foreign Economic Development Corporation was approved by Dongguan City Foreign Trade and Economic Cooperation Bureau on November 6, 2002. The Dongguan Sun Line Processing Factory received and is in possession of the following licenses:

•	business license, from Dongguan City Administration of Industry and Commerce, with a current term of operation from November 8, 2002 to November 5, 2012; and
•	Guangdong Province foreign processing business special permit, from Dongguan City Administration of Industry and Commerce, with a current validity period from November 8, 2002 to November 5, 2012.

This Processing Agreement contemplates a mutually beneficial venture between Sun Line (HK) and the PRC counterparty to this Processing Agreement, Dongguan City Dalingshan Township Foreign Economic Development Corporation, under the following terms:

•	Sun Line (HK) will provide all manufacturing equipment as well as all raw and other materials required in the manufacturing of its products without attributing a monetary value to such contribution by it to the venture;
•	Sun Line (HK) is responsible for transportation, installation, testing and technical management of its equipment;
•	Sun Line (HK) will hire employees through the relevant government-approved labor administrative agencies;
•	the PRC counterparty is responsible for providing the relevant manufacturing premises to the venture;
•	the PRC counterparty is responsible for assisting Sun Line (HK) in completing the necessary governmental approval process and in managing the daily operations of the Processing Factory;
•	the venture is subject to a three-month probation from the effective date of the Processing Agreement during which the parties will evaluate the viability of the venture, including the operating results;

•	Sun Line (HK) is responsible for accepting all products of acceptable quality for export;
•	Sun Line (HK) must pay the PRC counterparty an agreed monthly processing fee on the basis of the labor used, volume of products produced, size of the land parcel and the manufacturing premises involved;
•	any delay by Sun Line (HK) in its payment of the processing fee to the PRC counterparty is subject to interest compensation based on the prevailing interest rates of a Hong Kong bank for each delayed day and subject to suspension of delivery of products from the Processing Factory; and
•	Sun Line (HK)’s contractual counterparty is responsible for paying the rental tax to the relevant PRC taxing authorities with respect to the manufacturing premises used in the venture.

This Processing Agreement does not contain any termination clauses. Should the Dongguan Sun Line Processing Agreement be terminated pre-maturely due to a breach by the PRC counterparty to this Processing Agreement, the PRC counterparty will be required to compensate Sun Line (HK) for all losses and damages arising from such breach available under the PRC contract law.

Shenzhen Broadway Processing Agreement.  This Processing Agreement dated December 18, 1996, as amended and supplemented on June 22, 2006 and July 10, 2006, respectively, that Broadway Industrial (BVI) executed with Shenzhen City Shamin Industrial Co., Ltd. was approved by Shenzhen City Baoan District Economic Development Bureau on December 20, 1996, June 28, 2006 and July 11, 2006, respectively. The Shenzhen Broadway Processing Factory received and is in possession of the following licenses:

•	business license, from Shenzhen City Administration of Industry and Commerce Baoan Branch, with a current term of operation from December 20, 1996 to December 17, 2011; and
•	Guangdong Province foreign processing business special permit, from Shenzhen City Administration of Industry and Commerce Baoan Branch, with a current validity period from December 20, 1996 to December 17, 2011.

This Processing Agreement contemplates a mutually beneficial venture between Broadway Industrial (BVI) and the PRC counterparty to this Processing Agreement, Shenzhen City Shamin Industrial Co., Ltd., under the following terms:

•	Broadway Industrial (BVI) will provide all manufacturing equipment as well as all raw and other materials required in the manufacturing of its products without attributing a monetary value to such contribution by Plastec to the venture;
•	Broadway Industrial (BVI) is responsible for transportation, installation, testing and technical management of its equipment;
•	Broadway Industrial (BVI) will hire and fire employees through its contractual counterparty;
•	the PRC counterparty is responsible for providing the relevant manufacturing premises and manufacturing labor to the venture;
•	the PRC counterparty is responsible for making available water and electricity necessary for the manufacturing needs while Broadway Industrial (BVI) is responsible for paying such utilities;
•	the PRC counterparty is responsible for assisting Broadway Industrial (BVI) in completing the PRC customs clearance for the imports and exports of the venture;
•	the PRC counterparty will provide the factory manager, finance officer, warehouse personnel and other factory administrative personnel;
•	the venture is subject to a three-month probation from the effective date of the Processing Agreement during which the parties will evaluate the viability of the venture;
•	Broadway Industrial (BVI) is responsible for accepting all products of acceptable quality for export;

•	Broadway Industrial (BVI) must pay the PRC counterparty an agreed monthly processing fee on the basis of the labor used, volume of products produced and the land and manufacturing premises provided by its contractual counterparty;
•	any delay over 15 days by Broadway Industrial (BVI) in its payment of the processing fee to the PRC counterparty is subject to interest compensation based on the prevailing interest rates of a Hong Kong bank for each delayed day, and any such delay over 30 days is subject to suspension of delivery of products from the Processing Factory and other measures that its contractual counterparty may take; and
•	any dispute between the parties relating to the Processing Agreement is subject to arbitration by China International Economic and Trade Arbitration Commission Shenzhen Branch.

This Processing Agreement also contains the following termination clauses if:

•	Broadway Industrial (BVI) fails to start production for a continuous six-month period;
•	either party fails to perform its obligations under the Processing Agreement within two months after it came into force;
•	either party may unilaterally terminate the Processing Agreement upon payment by the terminating party of two-month processing fees pursuant to the Processing Agreement;
•	parties to the Processing Agreement mutually agree to terminate; or
•	the Processing Agreement is not extended by either party upon the expiry of the Processing Agreement.

Sales and Marketing

Plastec manufactures its products solely on the basis of customer orders. Plastec’s major customers include leading international OEM, ODM and OBM manufacturers of consumer electronics, electrical home appliances, telecommunication devices and computer peripherals. Plastec markets its manufacturing services largely through specific targeted client developments, rather than large-scale promotion efforts, such as various trade shows organized for the plastic industry. Plastec’s marketing personnel are mostly plastic industry engineers or technicians. They endeavor to identify appropriate potential customers and to qualify Plastec for the approved vendor status at these customers. A vendor qualification process typically takes six to 18 months in the plastics industry for precision plastic manufacturing services. Once a potential customer is identified and has expressed interest in exploring Plastec’s services, it will often involve an initial period of questions and answers, followed by various in-depth interactive investigations by the potential customer, including factory audit, technical capacity and capability audit, QC audit, supplier audit, attention-to-detail evaluation, environmental assessment, financial analysis and general industry reputation investigation.

Plastec’s products are sold principally to leading international OEM, ODM and OBM manufacturers of consumer electronics, electrical home appliances, telecommunication devices and computer peripherals. Plastec is committed to providing quality products and quality services to its customers. In addition to maintaining the solid working relationship with its current customers principally in Guangdong Province of China, Plastec is actively developing new clientele, not only with respect to leading international OEM, ODM and OBM manufacturers with whom Plastec has not had an opportunity to cooperate, but also with respect to its current multinational customers with operations in regions other than Guangdong Province in China.

Plastec’s marketing and sales staffs are able to understand the business and technical needs of its customers, to engage in in-depth discussions with its customers with respect to their requirements, and to assist its customers in enhancing and materializing the contemplated functionalities of the products they plan to launch. In addition to liaising with customers, securing sales orders and providing after-sales services, Plastec’s marketing and sales professionals also play an important role in promoting Plastec’s corporate image through its dedication and professionalism. In the past, Plastec has also developed important customers and generated significant sales through referrals from existing customers.

Credit Control Policy

Plastec usually requires its customers to pay an advance deposit for production of molds to cover the related development costs. Payment of the balance of the production of molds and manufacturing of plastic products is typically subject to normal credit terms ranging from approximately 60 to 120 days. However, the exact credit term granted to a customer is dependent on a number of criteria such as the length of business relationship, general market standing, past payment record and financial strength of the relevant customer. Plastec’s finance department reviews and approves the credit term of each customer before it is agreed and implemented.

The credit terms extended to Plastec by its trade suppliers are mostly between 30 to 90 days. Occasionally, Plastec’s trade suppliers extend credit terms to it for as long as 180 days.

Inventory Management

As Plastec’s production process is sales driven, it commences production only after it has received confirmation from its customers with respect to their purchase orders. Similarly, Plastec purchases raw materials in accordance with the pre-determined production schedules. Plastec’s production model, therefore, allows it to minimize its inventory level due to the fact that it purchases the majority of its raw materials only when they are needed to fulfill its customers’ orders. Plastec also maintains a minimum inventory of finished goods as it endeavors to manufacture its products in accordance with its customers’ “just-in-time” delivery production schedules.

As at April 30, 2008, 2009 and 2010, Plastec’s inventory level was approximately HK$100.1 million, HK$83.2 million, and HK$74.3 million, respectively. Plastec reviews its inventory level on an ongoing basis. Generally, it makes provision for any slow-moving inventory that is older than six months. Plastec may sell obsolete inventory as scrap and recognize income derived from such sales as part of Plastec’s other income.

Research and Development

Plastec does not have a dedicated research and development department. As a result, Plastec does not separately account for research and development expenditures, as they are included in Plastec’s cost of sales. However, in response to its customers’ technical requirements, Plastec launches various research and development initiatives as a part of its manufacturing process, to focus on enhancing mold design and fabrication, the overall manufacturing process and the secondary-process finishing. Plastec organizes its engineers and other technical personnel to undertake these efforts to improve the quality of its products and services and to widen its manufacturing capabilities and know-how. Plastec will continue to upgrade and expand its capabilities in mold design and fabrication and in its integrated manufacturing services in order to provide higher value-added services to its customers.

Major Customers

Plastec’s major customers consist of some of the leading international OEM, ODM and OBM manufacturers of consumer electronics, electrical home appliances, telecommunication devices and computer peripherals. Plastec believes that it has maintained good working relationships with its customers. Due to the nature of the plastics industry, Plastec has attached as much importance to customer maintenance as to customer development.

Plastec has five customers which accounted for 5.0% or more of its total turnover, who on aggregate, accounted for approximately 41.0%, 50.2% and 66.2% of Plastec’s turnover for the years ended April 30, 2008, 2009 2010, respectively. Historically, Plastec’s largest customer accounted for approximately 19.3%, 23.5% and 32.5% of Plastec’s turnover for the years ended April 30, 2008, 2009 and 2010, respectively.

Except as disclosed in the section on “Certain Relationships and Related Transactions” in this proxy statement, none of Plastec’s directors, executive officers or significant shareholders or any of their affiliates has any ownership interest, direct or indirect, in any of Plastec’s major customers.

Major Suppliers and Raw Materials

Plastec purchases a variety of raw materials, including resins, chemicals, solvent and mold base, from over 40 suppliers in China and Hong Kong. Plastec’s customers determine the suppliers of specific raw materials to be used in their products. With its customer’s approved suppliers, Plastec negotiates the price and quantity of raw materials with the suppliers. Plastec’s customers typically provide multiple suppliers for any specific raw material. To a significant extent, Plastec’s customers maintain control over the quality and pricing of raw materials used in their products and Plastec is generally allowed to pass through any significant raw material price increases or decreases to them.

Plastec had three suppliers which accounted for 5.0% or more or its total purchases, who on aggregate, accounted for approximately 27.2%, 30.2%, and 38.2% of Plastec’s turnover for the years ended April 30, 2008, 2009 2010, respectively. Historically, Plastec’s largest supplier accounted for approximately 16.9%, 18.1% and 22.7% of Plastec’s turnover for the years ended April 30, 2008, 2009 and 2010, respectively.

The settlement for Plastec’s purchases of raw materials are mostly denominated either in Hong Kong dollars or U.S. dollars on an open account basis with credit terms ranging from 30 to 90 days.

As disclosed in the section above titled “Inventory Management,” because Plastec’s production is customer driven, it commences production only upon receipt of a customer’s purchase orders. Similarly, Plastec purchases raw materials according to a pre-determined production schedule. Plastec endeavors to minimize its inventory risk by purchasing the majority of raw materials only when needed to fulfill customers’ orders.

Plastec has not experienced any difficulties in obtaining raw materials from its suppliers. Plastec has generally maintained a good business relationship with its suppliers and does not believe that it will experience any significant difficulties in sourcing raw materials from its existing suppliers or in finding alternative suppliers if necessary in the future.

Except as disclosed in the section on “Certain Relationships and Related Transactions” in this proxy statement, none of Plastec’s directors, executive officers or significant shareholders or any of their affiliates has any ownership interest, direct or indirect, in any of its major suppliers.

Competition

There are many precision plastic product manufacturing service providers in China and Hong Kong. Plastec’s industry is fragmented and Plastec is not aware of any independent published statistics on market share or industry ranking for its industry.

Plastec believes that its main competitors include the following:

Company	Competing activities
Deswell Industries	Mold design and fabrication; precision plastic injection molding; secondary-process finishing; parts assembly
Sunningdale Tech Ltd.	Mold design and fabrication; precision plastic injection molding; secondary-process finishing; parts assembly
Hi-P International Limited	Mold design and fabrication; precision plastic injection molding; secondary-process finishing; parts assembly
Fu Yu Corp. Ltd.	Mold design and fabrication; precision plastic injection molding; secondary-process finishing; parts assembly
Fischer Tech Ltd.	Mold design and fabrication; precision plastic injection molding
First Engineering Group	Mold design and fabrication; precision plastic injection molding; secondary-process finishing; parts assembly

Plastec believes that the key factors considered by customers when choosing a vendor for precision plastic products and services include the vendor’s overall capabilities, such as ability to provide integrated manufacturing and finishing services, mold design and fabrication capabilities, products quality, scope and flexibility of product offering, speed of supply, pricing, attention to details, financial strength, as well as the customer’s previous experience and relationships with the vendor. Plastec believes that its in-house mold design and fabrication capability, its integrated precision plastic manufacturing and finishing capability, its in-depth knowledge and know-how in this industry and its advanced machinery and equipment give it a competitive advantage over many of its competitors.

While most of the foreign manufacturers, including Plastec, with production sites in China currently dominate the higher-end sector of the PRC plastic OEM, ODM and OBM market, domestic PRC manufacturers, including various medium- and small-size companies, largely compete in the mid- to lower-end market. Domestic PRC manufacturers, however, often have wider sales networks in the country and lower production costs. In addition, they are quickly catching up in manufacturing technology and overall quality control. In addition, China has lifted its import restrictions, lowered import tariffs and relaxed foreign investment restrictions after its entry into the World Trade Organization in December 2001. This has led to increased competition from foreign imports. Plastec cannot assure that, as more foreign and domestic competitors establish PRC-based manufacturing facilities to lower their production costs, price competition will not further intensify in the marketplace.

Properties

At April 30, 2010, Plastec owned the following land use rights:

Plant	Location	Site area/ sq. m.	Land use rights certificate no.	Expiration	Gross floor area/ sq. m.	Building ownership certificate no.
Heyuan Sun Line Manufacturing Plant	Diaoyutai Hongyue Science & Technology Park, Heyuan City	72,993	He Guo Fu (2004) 555	March 26, 2054	6,912.2 2,726.0	C4074932 C4078389

At April 30, 2010, the Manufacturing Plants and the Processing Factories of Plastec also leased the following land use rights:

Plant	Location	Site area/ sq. m.	Status of Land	Gross floor area/ sq. m.	Leasehold Land and Premises Lessor	Lessee	Activities	Commencement Date	Expiration
Dongguan Sun Chuen Manufacturing Plant	Ailingkan Xiangdong Industrial Zone, Dalingshan Township, Dongguan City, Guanadong Province	N.A.	Collectively owned land	12,000	Dongguan Dalingshan Township Ailingkan Village 10th Economic Cooperation Organization	Dongguan Sun Chuen	Industrial	Dec./07	11/30/2015
Dongguan Sun Line Processing Plant	Daling Village, Dalingshan Township, Dongguan City, Guangdong Province	9,333	Collectively owned land	11,543	Yuan Xuemei and Ye Manzhi	Dongguan Sun Line Processing Factory	Industrial	Dec./02	05/31/2014
	Daling Village, Dalingshan Township, Dongguan City, Guangdong Province	8,540	State owned land	28,341	Dongguan Dalingshan Guangyi Furniture Factory	Dongguan Sun Line Processing Factory	Industrial	Dec./02	05/31/2015
Shenzhen Broadway Processing Factory	Shajing Township Xinqiao Village Furongmei Area, Bao’an District, Shenzhen City, Guangdong Province	47,190	Collectively owned land	60,150	Broadway Manufacturing Co. Ltd.	Shenzhen Broadway Processing Factory	Industrial	Apr./09	02/02/2014

Plant	Location	Site area/ sq. m.	Status of Land	Gross floor area/ sq. m.	Leasehold Land and Premises Lessor	Lessee	Activities	Commencement Date	Expiration
Kunshan Broadway Manufacturing Plant	88 Chang Shun Road, Chang Po Town, Kunshan City, Jiangsu Province	7,142	Collectively owned land	8,191	Kunshan Weixia Metal Products Co. Ltd.	Kunshan Broadway	Industrial	Aug./08	08/10/2018
Kunshan Broadway Manufacturing Plant	168 Chang Shun Road, Chang Po Town, Kunshan City, Jiangsu Province	3,500	Collectively owned land	4,500	Kunshan City, Chang Po Town, Jinhua Village Committee	Kunshan Broadway	Industrial	Mar./10	03/01/2019
Zhuhai Sun Line Manufacturing Plant	22 Shinhe No. 2 Road, Baijiao Scientific & Technological Industry Park, Zhuhai City, Guanadong Province	43,017	State owned land	24,480	Zhuhai Kaishinda Investment Co. Ltd.	Zhuhai Sun Line	Industrial	Nov./08	10/31/2018

Employees

As at the date of this proxy statement, Plastec had an aggregate of 4,696 employees either directly employed by it or employed pursuant to the Processing Agreements. Plastec considers its relationships with its employees to be good and expect that these relationships continue in the future. Plastec has not experienced any strikes or work stoppages by its employees since its inception.

PLASTEC’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Plastec’s financial condition and results of operations in conjunction with its audited combined financial statements and unaudited condensed combined interim financial statements included elsewhere in this proxy statement. The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the section titled “Risk Factors” and elsewhere in this proxy statement.

Overview

Plastec is a vertically integrated plastic manufacturing services provider that provides comprehensive precision plastic manufacturing services from mold design and fabrication, plastic injection manufacturing to secondary-process finishing as well as parts assembly. Plastec manufactures a wide range of plastic parts and components for:

•	consumer electronics, such as LCD and LED television sets, DVD players, DVD-VHS combos, Blu-ray disc players, speakers, MP3, remote controls and other consumer audio-visual products;
•	electrical home appliances, such as power tools, hair dryers, shavers, vacuum cleaners and other home-use electrical products;
•	telecommunication devices, such as modems, set-top boxes, cordless phone handsets, GPS devices and other telecommunication-related parts and components;
•	computer peripherals, such as LCD monitors, printers and other personal computer parts and components; and
•	other industries, such as precision plastic based toys and automobile audio systems.

Plastec manufactures its products solely on the basis of customer orders. Plastec’s major customers include leading international OEM, ODM and OBM manufacturers of consumer electronics, electrical home appliances, telecommunication devices and computer peripherals.

The Asia-Pacific region has been Plastec’s principal market, accounting for approximately 96.6%, 91.4% and 83.1% of its turnover for the three years ended April 30, 2008, 2009 and 2010, respectively. Other markets, especially Europe and the United States, accounted for approximately 3.4%, 8.6% and 16.9% of Plastec’s turnover for the three years ended April 30, 2008, 2009 and 2010, respectively.

Plastec has six production facilities located in Dongguan, Shenzhen, Zhuhai, and Heyuan cities of Guangdong Province and Kunshan of Jiangsu Province, China. Plastec has carefully selected the locations of its production facilities in order to facilitate timely delivery of its products to customers to accommodate their just-in-time inventory control systems and production schedules. Plastec operates four manufacturing facilities, Heyuan Sun Line Manufacturing Plant, Dongguan Sun Chuen Manufacturing Plant, Zhuhai Sun Line Manufacturing Plant, Kunshan Broadway Manufacturing Plant through its four wholly owned PRC subsidiaries. Plastec, together with the PRC counterparties, manage the remaining two manufacturing facilities, Dongguan Sun Line Processing Factory and Shenzhen Broadway Processing Factory, pursuant to certain Processing Agreements that were entered into with the PRC counterparties and the practical arrangements between Plastec and the PRC counterparties.

Plastec’s business has grown significantly over the past few years. Driven by increasing orders from its customers, turnover increased from HK$463.0 million for the year ended April 30, 2005 to HK$966.8 million for the year ended April 30, 2010, representing a CAGR of 15.9%.

Factors Affecting Plastec’s Performance

The following are the key factors that may affect Plastec’s financial condition and results of operations:

Plastec’s ability to stay current with the latest market trends and technology

Continued growth of Plastec’s business depends to a significant extent on its ability to enhance its existing products and services and to develop new ones in light of the latest market trends and technology. As a majority of Plastec’s customers make and sell consumer electronics and electrical home appliances, its industry is characterized by rapid technological changes and changing consumer preferences. Most of the consumer electronics and electrical home appliances tend to have short product life cycles, faster technology obsolescence and constantly evolving industry standards. In order to stay current with the latest market trends and technology, Plastec must continually invest in new machines and technologies to upgrade and expand its manufacturing capabilities and know-how. If Plastec is unable to remain up to date with respect to market trends and technology and correspondingly respond to its customers’ requirements on a timely basis, demand for Plastec’s products and services will be adversely affected.

Plastec’s ability to retain existing customers and compete for additional customers and new businesses

Plastec’s precision plastic manufacturing industry services principally a limited number of multinational corporations. Plastec depends on approximately five major customers, who on aggregate, accounted for approximately 41.0%, 50.2%, and 66.2% of Plastec’s turnover for the years ended April 30, 2008, 2009, 2010, respectively. Historically, Plastec’s largest customer accounted for approximately 19.3%, 23.5%, and 32.5% of its turnover for the years ended April 30, 2008, 2009 and 2010, respectively.

Plastec’s ability to retain its existing customers, to develop additional customers, and to secure new business opportunities from these existing and new customers is vital to Plastec’s ongoing success and future expansion. Plastec’s industry is competitive, and it expects to become more competitive as the plastic market becomes more globally integrated and as new entrants enter into this global market. If Plastec loses, or receives reduced orders from, one or more of its existing major customers, or if Plastec fails to develop additional customers, or if Plastec fails to execute its expansion plan to compete for new business opportunities from these existing or new customers in different jurisdictions or in additional product categories, Plastec’s results of operations will be adversely affected.

Changes in selling prices and gross margin

A majority of Plastec’s customers are manufacturers of consumer electronics, electronic home appliances, telecommunication devices or computer peripherals. As is typical in these industries, the selling prices of the end products tend to decline significantly over time. As a result, Plastec’s customers have also placed pricing pressure on its products over the life of the product. Plastec believes the selling prices of each of its products will continue to decline for the foreseeable future. To offset the declining selling prices, Plastec must receive orders for new products that command higher initial selling prices in a timely manner. In addition, because the higher initial selling prices of a product often result in a higher gross margin, if Plastec receives a large order of a new product or multiple orders of different new products in a short period of time, Plastec may experience an increase in its gross margin. Conversely, if Plastec does not receive orders for new products over time and cannot otherwise increase the selling prices of its products in a timely manner, its gross margins will decline.

Market demand for products made and sold by customers

Plastec does not sell its products directly to the mass consumer market. Instead, it sells its products, largely plastic components, to leading international OEM, ODM and OBM manufacturers for them to incorporate into their consumer electronics products, electrical home appliances, telecommunication devices and computer peripherals. Market demand for Plastec’s products is, therefore, derived from the demand for the products of its customers. Plastec’s customers market their products globally and any significant change in the global demand or preference for these consumer electronics products, electrical home appliances, telecommunication devices and computer peripherals will affect Plastec’s revenue. The ability of Plastec’s customers to compete successfully to increase their market share will indirectly affect its business prospects and results of operations.

Critical Accounting Policies

Plastec prepares its consolidated financial statements in accordance with IFRS, which requires it to make judgments, estimates and assumptions that affect:

•	the reported amounts of its assets and liabilities;
•	the disclosure of its contingent assets and liabilities at the end of each reporting period; and
•	the reported amounts of revenues and expenses during each reporting period.

Plastec continually evaluates these estimates based on its own experience, knowledge and assessment of current business and other conditions, its expectations regarding the future based on available information and reasonable assumptions, which together form its basis for making judgments about matters that are not readily apparent from other sources. Some of Plastec’s accounting policies require a higher degree of judgment than others in their application. When reading Plastec’s consolidated financial statements, you should consider:

•	its selection of critical accounting policies;
•	the judgment and other uncertainties affecting the application of such policies; and
•	the sensitivity of reported results to changes in conditions and assumptions.

Plastec believes the following accounting policies involve the most significant judgments and estimates used in the preparation of its financial statements:

Depreciation and amortization

Plastec’s long-lived assets include property, plant and equipment. Plastec amortizes its long-lived assets using the straight-line method over the estimated useful lives of the assets, taking into account the assets’ estimated residual values. Plastec estimates the useful lives and residual values at the time it acquires the assets based on its management’s knowledge on the useful lives of similar assets and replacement costs of similar assets having been used for the same useful lives respectively in the market, and taking into account anticipated technological or other changes. On this basis, Plastec has estimated the useful lives of its buildings to be 30 years, its leasehold improvements to be three to six years, its plants and machinery to be three to ten years, its furniture and office equipment to be three to six years, its computer equipment to be three to four years, its moulds to be two to five years and its motor vehicles to be five years. Plastec reviews the estimated useful life and residual value for each of its long-lived assets on a regular basis. If technological changes are to occur more rapidly than anticipated, Plastec may shorten the useful lives or lower the residual value assigned to these assets, which will result in the recognition of increased depreciation and amortization expense in future periods.

Turnover

Plastec derives revenues primarily from the sale of precision plastic parts and components in its role as an integrated plastic manufacturing service provider. Plastec’s sales and percentage sales to these different categories of customers for the periods described were approximately as follows:

	2008		2009		2010
	HK$’000%		HK$’000%		HK$’000%
Consumer electronics	390,590	39.6	490,810	53.7	492,511	51.0
Electrical home appliances	141,162	14.3	72,271	7.9	22,433	2.3
Telecom devices	97,068	9.8	97,463	10.7	144,496	14.9
Computer peripherals	154,487	15.7	57,723	6.3	53,468	5.5
Others	202,902	20.6	195,177	21.4	253,847	26.3
Total	986,209	100.0	913,444	100.0	966,755	100.0

Plastec categorizes its sales as described in the table above on the basis of the primary industry to which its immediate customers belong, regardless of the actual goods it ships to such customers. For example, if a consumer electronics customer orders its goods for computer peripherals, Plastec generally groups such shipments under consumer electronics for the purpose of its sales analysis. While Plastec has maintained sales to its consumer electronics and electrical home appliances customers, it has over the years made increasing amount of sales to other customers, such as manufacturers of telecommunication devices, computer peripherals and other manufacturers. Such sales analysis information is not based on IFRS requirements or any other accounting standards. You should not place undue reliance on such data.

The Asia-Pacific region, primarily including China, Hong Kong, Japan, Korea, Taiwan, Thailand and Vietnam on the basis of the immediate destination of sales, has been Plastec’s principal geographical market, contributing 96.6%, 91.4% and 83.1% for the three years ended April 30, 2008, 2009 and 2010, respectively. Other markets, especially Europe and United States, contributed 3.4%, 8.6% and 16.9% to Plastec’s turnover for each of the three years ended April 30, 2008, 2009 and 2010, respectively. Plastec determines the geographical market of its sales based on the immediate destination of its goods shipped.

Cost of Sales

The main components of Plastec’s cost of sales are raw materials, direct labor costs and factory overheads. Raw materials mainly include mold bases, resins, paints and solvents. Plastec’s direct labor cost relates to employees directly hired by it, indirect employees it hired from the PRC counterparties and temporary employees it hires from time to time. Plastec’s factory overhead includes machinery depreciation, rental expenses, utility consumed and other indirect factory overheads. Plastec’s cost of sales and percentage cost of sales for the periods presented were approximately as follows:

	Year ending April 30,
	2008		2009		2010
Component	HK$’000%		HK$’000%		HK$’000%
Raw materials	370,195	48.3	371,741	49.6	371,249	45.8
Factory overheads	278,181	36.3	245,192	32.7	293,367	36.2
Direct labor	117,530	15.4	132,716	17.7	145,571	18.0
Total	765,905	100.0	749,649	100.0	810,187	100.0

Approximately 61.5% of Plastec’s purchases of raw materials in the year ended April 30, 2010 were denominated in Hong Kong dollars, 32.6% in U.S. dollars and 5.9% in Renminbi. The main factor affecting the prices of Plastec’s raw materials is the supply and demand for resins, mold bases and paints. However, fluctuations in prices of raw materials have not significantly affected Plastec’s gross margins primarily because its quotations to its customers have been on a “cost-plus” basis that took into account the pre-determined prices of these raw materials as requested by its customers. In addition, Plastec’s quotations to customers are generally subject to revision in the event of any significant increase in raw material prices.

Gross Margin

In general, factors affecting Plastec’s revenue and cost of sales will affect its gross profit margin. The following factors tend to have a material effect on Plastec’s gross margins:

•	Stage of the product life cycle. Most of the plastic parts and components Plastec manufactures tend to experience price erosion over the life cycle of the end-products that its customers make and sell. Such products, especially consumer electronics and electrical home appliances, generally command a higher premium in the earlier stages of their life circle and tend to decline toward the end of their life cycles. This life cycle also affects the pricing of Plastec’s products. The pricing pressure is particularly acute and apparent during the time when products at the end of their life cycles are not replaced with new products, although such decline in margin is often compensated by larger volumes of orders subsequent to the start-up stage of a product.
•	Volume discount. Typically, Plastec’s customers with purchase orders exceeding a certain quantity will request and receive a volume discount from it. Such volume discounts will lead to a decrease in Plastec’s unit selling price and lower its profit margin as a result.
•	Market penetration strategy. From time to time, Plastec may price its products competitively to penetrate deeper into its target markets or to attract new customers. Such strategy will also lead to a decrease in Plastec’s unit selling price and lower its profit margin as a result.

Operating Costs

Plastec’s operating costs mainly comprise of administrative expenses and distribution costs, as well as finance costs. Plastec’s administrative expenses and distribution costs comprise mainly staff costs, including its directors’ fees and remuneration, general administrative expenses, marketing expenses and office expenses, and constituted approximately HK$68.0 million, HK$98.3 million and HK$104.2 million in the years ended April 30, 2008, 2009 and 2010, respectively. Included in the administrative expenses and distribution costs, Plastec recorded loss on disposals of and write offs of fixed assets for approximately HK$29.0 million and HK$40.3 million in the years ended April 30, 2009 and 2010, respectively.

Plastec’s finance costs include mainly bank interest and charges in relation to its bank borrowings and finance leases, and constituted approximately HK$8.1 million, HK$5.4 million and HK$2.7 million in the years ended April 30, 2008, 2009 and 2010, respectively.

Income Tax

Due to the various tax incentives available to Plastec, its effective corporate income tax rates for the years ended April 30, 2008, 2009 and 2010 were 5.9%, 1.2% and 19.7%, respectively. The comparatively lower effective tax rate in 2009 was due to a write back of an over-provided income tax provision in prior years.

Hong Kong.  Plastec is subject to income tax on its profits in Hong Kong at the prevailing corporate tax rate of 16.5%. Plastec makes provisions for its Hong Kong profit tax in its combined financial statements in reliance on the Departmental Interpretation and Practice Note No. 21 issued by the Hong Kong Inland Revenue Department regarding processing arrangements. Accordingly, Plastec’s relevant subsidiaries have made provisions at the prevailing Hong Kong profit tax rate on 50% of their estimated assessable profit from their sale of goods manufactured in China under their processing arrangements for each year.

China.  Dongguan Sun Chuen, Heyuan Sun Line Industrial, Zhuhai Sun Line and Kunshan Broadway are Plastec’s operating subsidiaries with operations in China. As a result, Plastec is subject to various PRC taxes as well as the benefits of various PRC tax incentives. The rate of income tax chargeable on companies in China varies depending on the availability of preferential tax treatment or subsidies based on their industry or location. Under PRC laws and regulations, prior to December 31, 2007, a company established in China was typically subject to a national enterprise income tax at the rate of 30% on its taxable income and a local enterprise income tax at the rate of 3% on its taxable income. The PRC government has provided various incentives to foreign-invested enterprises to encourage foreign investments. Foreign-invested enterprises that are determined by PRC tax authorities to be manufacturing companies with authorized terms of operation for more than ten years are eligible for:

•	a national enterprise income tax at the rate of 24% on its taxable income if such enterprises are located in coastal economic open zones or in the old urban districts of the Special Economic Zones or the Economic and Technological Development Zones in the PRC;
•	a two-year exemption from the national enterprise income tax beginning with their first profitable year; and
•	a 50% reduction of their applicable national enterprise income tax rate for the succeeding three years.

The local preferential enterprise taxation treatment is within the jurisdiction of the local provincial authorities as permitted under the current PRC tax laws relating to foreign-invested enterprises. The local tax authorities decide whether to grant any tax preferential treatment to foreign-invested enterprises on basis of their local conditions. Under such PRC laws and regulations, Plastec’s PRC subsidiary, Dongguan Sun Chuen, has been approved by the relevant PRC tax authorities for a reduced enterprise income tax rate of 15% from 2009 through 2011. When these tax benefits expire, the effective tax rate of Plastec’s PRC subsidiaries will increase, which will result in an increase in Plastec’s income tax expenses.

In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, which became effective on January 1, 2008; in December 2007, the State Council promulgated the Regulations on the Implementation of the Enterprise Income Tax Law of the PRC, which became effective on

January 1, 2008. The new tax law imposes a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify under certain limited exceptions, and the enterprise income tax will on longer be divided into the national enterprise income tax and the local enterprise income tax. The new PRC tax law also permits companies to continue to enjoy their existing preferential tax treatment until such treatment expires in accordance with its current terms. Under the new PRC tax law, as Zhuhai Sun Line and Kunshan Broadway were incorporated in 2008, they are subject to the unified income tax rate of 25% on all sales, while Dongguan Sun Chuen, will be subject to half of the unified income tax rate of 25%, i.e. 12.5%, from 2009 through 2011.

Under the PRC tax law effective prior to January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises such as its PRC subsidiaries are exempt from PRC withholding tax. Pursuant to the new PRC tax law, however, dividends payable by a foreign-invested enterprise to its foreign investors is subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Heyuan Sun Line Industrial is directly held by the Hong Kong-incorporated Sun Line (HK) and Dongguan Sun Chuen is directly held by Samoa-incorporated New Skill. While Hong Kong has a tax treaty with China to reduce such withholding tax to 5% for Hong Kong-incorporated holding companies, Samoa does not have any such treaty with China.

Macau.  Under Decree-Law No. 58/59/M, a Macau company incorporated under such 58/59/M law is exempt from Macau complementary tax, or Macau income tax, as long as such 58/59/M company does not sell its products to a Macau resident. Plastec’s subsidiary, Sun Line (Macau), was incorporated in Macau and is qualified as a 58/59/M company.

Review of Results of Operations

Year ended April 30, 2010 v. year ended April 30, 2009

Turnover.  Plastec’s turnover increased by approximately 5.8% to HK$966.8 million in the year ended April 30, 2010 from HK$913.4 million in the year ended April 30, 2009. During the year, the global economic environment became more stable compared to the prior year. Plastec continued to strengthen its production capabilities and capacities to cater to different product requirements of its customers. Some of the sales orders from its customers dropped because of such customers’ own internal reasons, although Plastec could still solicit more sales orders from its major customers to balance the effect. Additionally, Plastec’s Zhuhai and Kushan Manufacturing Plants started to provide contributions in this year.

Cost of sales.  Plastec’s cost of sales increased by approximately 8.1% to HK$810.2 million in the year ended April 30, 2010 from HK$749.6 million in the year ended April 30, 2009. The increase of cost of sales in the year ended April 30, 2010 primarily resulted from the increase in factory overhead and labor expenses during the fiscal year resulting from higher production levels. The cost of Plastec’s materials was HK$371.3 million, or approximately 45.8% of its total cost of sales, in the year ended April 30, 2010 compared to HK$371.7 million, or approximately 49.6%, in the year ended April 30, 2009. Plastec’s direct labor costs increased to HK$145.6 million, or approximately 18.0% of its cost of sales, in the year ended April 30, 2010 compared to HK$132.7million, or approximately 17.7%, in the year ended April 30, 2009. The increase in direct labor costs was in line with overall increased wages of local labor including other workers' benefits. Plastec’s factory overhead increased to HK$293.4 million, or approximately 36.2% of its total cost of sales, in the year ended April 30, 2010 as compared to HK$245.2 million, or approximately 32.7%, in the year ended April 30, 2009, as a result of increase in subcontracting for further processing in production and depreciation.

Gross profit.  Plastec’s gross profit decreased by approximately 4.4% to HK$156.6 million in the year ended April 30, 2010 from HK$163.8 million in the year ended April 30, 2009. Plastec’s gross profit margin decreased to 16.2% from 17.9% between the two fiscal years. This was primarily due to the increased direct labor costs and factory overhead during the year.

Other income.  Plastec’s other income increased by approximately 134.9% to HK$5.5 million in the year ended April 30, 2010 from HK$2.3 million in the year ended April 30, 2009. The increase was mainly due to net exchange gain and sales of scrap materials and fixed assets no longer in use.

Administrative expenses and distribution costs.  Plastec’s administrative expenses and distribution costs increased by approximately 6.0% to HK$104.2 million in the year ended April 30, 2010 from HK$98.3 million in the year ended April 30, 2009. Included in the administrative expenses was a loss on write off of fixed assets for a sum of HK$40.3 million in the year ended April 30, 2010 and HK$29.0 million in the year ended Apr 30, 2009. The write off resulted from the close down of the Shenzhen Sun Line Processing Factory and the Shenzhen Sun Ngai Processing Factory during the year.

Finance costs.  Plastec’s finance costs decreased by approximately 49.0% to HK$2.7 million in the year ended April 30, 2010 from HK$5.4 million in the year ended April 30, 2009. The decrease was primarily due to the lower balance in Plastec’s outstanding obligations under its finance leases bearing higher interest rate while average balance of its bank borrowings bearing lower interest rate were increased.

Profit before tax.  Plastec’s profit before tax decreased by approximately 11.8% to HK$55.2 million in the year ended April 30, 2010 from HK$62.5 million in the year ended April 30, 2009.

Income tax expense.  Plastec’s tax expenses increased by approximately 1,306.3% to HK$10.9 million, representing an effective tax rate of 19.7%, in the year ended April 30, 2010 from HK$0.8 million, representing an effective tax rate of 1.2%, in the year ended April 30, 2009. As there was a written back of the income tax being over-provided in prior years for the year ended April 30, 2009, Plastec’s effective tax rate increased for the year ended April 30, 2010.

Profit for the year.  Plastec’s net profit for the year decreased by approximately 28.2% to HK$44.3 million in the year ended April 30, 2010 from HK$61.7 million in the year ended April 30, 2009.

Year ended April 30, 2009 v. year ended April 30, 2008

Turnover.  Plastec’s turnover decreased by approximately 7.4% to HK$913.4 million in the year ended April 30, 2009 from HK$986.2 million in the year ended April 30, 2008. In the year ended April 30, 2009, Plastec was affected by the financial crisis from its second half year, whereas sales orders had been reduced and shipment schedules were postponed from both existing and new customers.

Cost of sales.  Plastec’s cost of sales decreased by approximately 2.1% to HK$749.6 million in the year ended April 30, 2009 from HK$765.9 million in the year ended April 30, 2008. The decrease of its cost of sales in the year ended April 30, 2009 primarily resulted from the decrease in its sales volume during the fiscal year. The cost of Plastec’s materials increased to HK$371.7 million, or approximately 49.6% of its total cost of sales, in the year ended April 30, 2009 as compared to HK$370.2 million, or 48.3% in the year ended April 30, 2008. On the other hand, its labor costs increased to HK$132.7 million, or 17.7% of its cost of sales, in the year ended April 30, 2009 as compared to HK$117.5 million, or 15.4%, in the year ended April 30, 2008 owing to commencing of the trial run in its newly established plants in Zhuhai and Kushan. Plastec’s factory overhead decreased to HK$245.2 million, or 32.7% of its cost of sales, in the year ended April 30, 2009 as compared to HK$278.2 million or 36.3% in the year ended April 30, 2008.

Gross profit.  Plastec’s gross profit decreased by approximately 25.7% to HK$163.8 million in the year ended April 30, 2009 from HK$220.3 million in the year ended April 30, 2008. Gross profit margin decreased to 17.9% from 22.3% between the two fiscal years primarily due to pressure of lower margin sales orders because of the effect of the financial crisis during the fiscal year.

Other income.  Plastec’s other income decreased by approximately 9.4% to HK$2.3 million in the year ended April 30, 2009 from HK$2.6 million in the year ended April 30, 2008 primarily due to a low deposits interest rate environment and less sales of scrapped materials no longer in use.

Administrative expenses and distribution costs.  Plastec’s administrative expenses and distribution costs increased by approximately 44.4% to HK$98.2 million in the year ended April 30, 2009 from HK$68.0 million in the year ended April 30, 2008. The increase in its administrative expense and distribution costs was primarily attributable to one-off loss on the disposal of fixed assets of HK$29.0 million in relation to close down of one block of Plastec’s factory in Shenzhen Sun Line Processing Plant.

Finance costs.  Plastec’s finance costs decreased by approximately 33.8% to HK$5.4 million in the year ended April 30, 2009 from HK$8.1 million in the year ended April 30, 2008. The decrease was primarily due to the decreased interest expenses and financial charges for the decreased average amount of outstanding obligations under its finance leases, as well as a lower level of bank borrowing.

Profit before tax.  As a result of Plastec’s decrease in its turnover and gross profit and the loss on the write off of fixed assets, Plastec’s profit before tax decreased by approximately 57.4% to HK$62.5 million in the year ended April 30, 2009 from HK$146.8 million in the year ended April 30, 2008.

Income tax expense.  Plastec’s tax expenses decreased by approximately 91.1% from HK8.6 million in the year ended April 30, 2008, representing an effective tax rate of 5.9%, to HK$0.8 million in the year ended April 30, 2009, representing an effective tax rate of 1.2%. The decrease was primarily due to the write back of an over-provided income tax provisions in the prior year for approximately HK$6.1 million in the year ended April 30, 2009.

Profit for the year.  Plastec’s profit after tax decreased by approximately 55.3% to HK$61.7 million in the year ended April 30, 2009 from HK$138.1 million in the year ended April 30, 2008.

Liquidity and Capital Resources

Plastec’s operations have been generally funded through a combination of net cash generated from its operations, equity capital and borrowings from financial institutions. Plastec believes that it has adequate working capital to finance its operations.

Summary of Cash Flows
(in HK dollars thousands)

	Year Ended April 30, 2008	Year Ended April 30, 2009	Year Ended April 30, 2010
Net Cash From Operating Activities	166,141	224,394	207,786
Net Cash From Investing Activities	(147,016)	(180,521)	(178,217)
Net Cash From Financing Activities	(11,814)	(64,128)	25,928
	7,311	(20,255)	55,497

For the year ended April 30, 2010

Net cash generated from operating activities.  In the year ended April 30, 2010, Plastec generated a net cash inflow from operating activities of approximately HK$207.8 million, which comprised operating cash flows before changes in working capital of HK$223.6 million, adjusted for net working capital outflows of HK$8.5 million and income tax paid of HK$7.3 million.

Net cash used in investing activities.  Plastec recorded a net cash outflow from investing activities of HK$178.2 million, which was primarily attributable to the purchase of property, plant and equipment related to Plastec’s capacity expansion including new plants in Zhuhai and Kunshan as well as facilities upgrading.

Net cash used in financing activities.  Plastec recorded a net cash inflow from financing activities of HK$25.9 million. This was mainly due to the new bank borrowings, including the drawdown of two long term bank loans, during the fiscal years.

For the year ended April 30, 2009

Net cash generated from operating activities.  In the year ended April 30, 2009, Plastec generated a net cash inflow from operating activities of approximately HK$224.4 million which comprised operating cash flows before change in working capital of HK$200.2 million, adjusted for net working capital inflows of HK$32.8 million and income tax paid of HK$8.6 million.

Net cash used in investing activities.  Plastec recorded a net cash outflow from investing activities of HK$180.5 million which was primarily attributable to the acquisition of property, plant and equipment.

Net cash from financing activities.  Plastec recorded a net cash outflow from financing activities of HK$64.1 million. This was mainly due to the repayment of bank borrowings and finance lease obligations of HK$317.4 million against new bank borrowings of HK$258.8 million.

For the year ended April 30, 2008

Net cash generated from operating activities.  In the year ended April 30, 2008, Plastec generated a net cash inflow from operating activities of approximately HK$166.1 million, which comprised operating cash flows before change in working capital of HK$234.0 million, adjusted for net working capital outflows of HK$60.0 million and tax payments of HK$7.8 million.

Net cash used in investing activities.  Plastec recorded a net cash outflow from investing activities of HK$147.8 million which was primarily attributable to the purchase of property, plant and equipment of HK$170.4 million.

Net cash used in financing activities.  Plastec recorded a net cash outflow from financing activities of HK$11.8 million. This was mainly due to the repayment of HK$96.9 million of bank borrowings and obligations under finance leases against new bank borrowings of HK$93.0 million.

Working capital

Plastec believes that it has adequate working capital for its present requirements and that its net cash generated from operating activities, together with cash and cash equivalents, its borrowing capacity and the net proceeds from the merger, will provide sufficient funds to satisfy its working capital requirements, planned capital expenditures and debt repayments for the period ending 12 months from the date of this proxy statement.

Indebtedness

The following table shows Plastec’s indebtedness as of April 30, 2010:

Actual HK$’000
Short-term debt:
Bank loans	81,240
Finance lease liabilities	9,762
Long-term debt:
Bank loans	32,736
Finance lease liabilities	5,570
Total Indebtedness	129,308

Plastec’s short-term debts as of April 30, 2010 included short term bank loans of HK$71.2 million, current portion of long term bank loans of HK$10.0 million and current portion of finance lease liabilities of HK$9.8 million.

Plastec’s long-term debts as of April 30, 2010 included non-current portion of long term bank loans of HK$32.7 million, and long term portion of finance lease liabilities of HK$5.6 million with fixed repayment schedules.

Contractual Obligations and Commitments

The following table sets forth in Plastec’s contractual cash commitments as of April 30, 2010.

Amounts for debt obligations are principal amounts only.

	Total	Payment Due Within 1 Year	Within 2 – 5 Years	After 5 Years
	HK$’000	HK$’000	HK$’000	HK$’000
Long-term debt obligations	42,800	10,064	32,736	0
Short-term debt obligations	71,176	71,176	0	0
Finance lease obligations	15,332	9,762	5,570	0
Operating lease obligations	52,047	15,151	36,108	788
Capital commitments	35,612	35,612	0	0
TOTAL	216,967	141,765	74,414	788

The long-term and short-term debt obligations in the above table included the long-term and short-term debts as disclosed in the above section “Plastec’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Indebtedness” of this proxy statement.

The operating lease obligations in the above table included the rents payable by Plastec for the leased properties as disclosed in the section “Business of Plastec — Properties” of this proxy statement.

The capital commitments in the above table included the contracted but not provided for acquisition of property, plant and equipment.

Order Book

Due to the nature of its business, Plastec does not maintain an order book. As consumer electronics, electrical home appliances and other end products to which Plastec provides its goods and services are relatively more sensitive to changes in consumer preference and to the impact of competing products, its customers tend to monitor the market demand and supply of their products and other competing products more closely and to time the introduction and inventorying of their products. These customers generally give Plastec purchase orders one to two months in advance. As a result, Plastec endeavors to maintain its competitive advantage by being able to meet its customers’ just-in-time inventory control requirements.

Off-Balance Sheet Arrangements

Plastec has not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. Plastec has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its combined financial statements. Furthermore, Plastec does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Plastec does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or that engages in leasing, hedging or research and development services with Plastec. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on Plastec’s financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investor.

Market Risks

Foreign exchange risk.  A significant portion of Plastec’s sales is denominated in U.S. dollars. Plastec’s costs and capital expenditures are largely denominated in Renminbi and other foreign currencies. Fluctuations in currency exchange rates, particularly among the U.S. dollar, Renminbi and Japanese yen, could have a significant impact on its financial condition and results of operations, affect its gross and operating profit margins and result in foreign exchange and operating losses. Plastec incurred a net foreign currency exchange loss of approximately HK$5,124,000 and HK$2,108,000 for the years ended April 30, 2008 and 2009, and a gain of approximately HK$997,000 for the year ended April 30, 2010 respectively. Plastec currently does not plan to enter into any hedging arrangements, such as forward exchange contracts and foreign currency option contracts, to reduce the effect of its foreign exchange risk exposure. Even if Plastec decides to enter into any such hedging activities in the future, it may not be able to effectively manage its foreign exchange risk exposure. In addition, Plastec’s financial statements are expressed in Hong Kong dollars but the functional currency of its principal operating subsidiaries in China is in Renminbi. To the extent its PRC subsidiaries hold assets denominated in foreign currencies, any appreciation of Renminbi against such foreign currencies could result in a charge to its income statement and decrease the value of Plastec’s foreign currency denominated assets.

Interest rate risk.  Plastec’s exposure to interest rate risk relates to interest expenses incurred by its short-term and long-term borrowings. Plastec has not used any derivative financial instruments to manage its interest rate risk exposure, except a four-year Interest Rate Swap contract for an amount of HK$21.6 million to fix the interest cost for its prevailing long-term bank loan in March 2010. Historically, Plastec has not been exposed to material risks due to changes in interest rates on any third-party debt. However, future interest expenses on Plastec’s borrowings may increase due to changes in interest rates. Plastec is currently not engaged in any interest rate hedging activities.

Seasonality

Market demand for Plastec’s products is derived from the demand for the products of its customers. Plastec’s customers market their products globally and any significant change in the global demand or preference for these consumer electronics, electrical home appliances, telecommunication devices and computer peripherals will affect Plastec’s revenue. Plastec has not been subject to any seasonality in its business operations in any material respect.

Inflation

Inflation in China has not materially impacted Plastec’s results of operations.

No Subsequent Material Change

There have been no material changes in Plastec’s financial condition and results of operations subsequent to April 30, 2010.

MANAGEMENT OF GSME FOLLOWING THE MERGER

General

Effective upon consummation of the merger, GSME’s board of directors will be increased from two members to seven members, of which five have been designated by the current board of directors of Plastec, one has been designated by Cathay and one has been designated by GSME’s board of directors. All other prior officers and directors of GSME will resign effective upon consummation of the merger. Each director will serve until GSME’s next annual general meeting and until his successor is elected and qualified.

The following sets forth certain information concerning the persons who are expected to serve as GSME’s directors and executive officers following the consummation of the merger:

Name	Age	Position with GSME
Kin Sun Sze-To	49	Chairman of the Board and Chief Executive Officer
Chin Hien Tan	51	Chief Operating Officer
Ho Leung Ning	50	Chief Financial Officer
Eli D. Scher	30	Director
J. David Selvia	34	Director
Chung Wing Lai	63	Director
Joseph Yiu Wah Chow	50	Director

Information About the Directors and Executive Officers

Kin Sun Sze-To has been the Chairman of Plastec’s Board and an Executive Director since its formation and will become Chairman of the Board and Chief Executive Officer of GSME upon consummation of the merger. Mr. Sze-To founded the precursor of the Plastec group in 1993. Mr. Sze-To is responsible for directing and reviewing Plastec’s long-term business development strategies, as well as establishing its operational objectives and assignments. Mr. Sze-To is also responsible for Plastec’s marketing and business expansion. Prior to founding Plastec, Mr. Sze-To started his career in the specialized field of spraying and silk screening of plastics products, before diversifying and accumulating over 20 years of experience in other areas of the plastic injection and molding industry. Mr. Sze-To graduated from the Third Kaiping High School of China in 1978.

Chin Hien Tan has been Plastec’s Executive Director since November 2005. Mr. Tan joined Plastec’s precursor in 1999 and is responsible for the administration and management of its PRC operations as well as its marketing development. He has over 24 years of experience in the manufacturing industry, with 19 years of experience in three manufacturing entities in Singapore. Mr. Tan will become Chief Operating Officer of GSME upon consummation of the merger. Mr. Tan graduated from the River Valley High School of Singapore with a General Certificate of Education, Advanced level, in 1977.

Ho Leung Ning has been an Executive Director of Plastec since November 2005 and will become Chief Financial Officer of GSME upon consummation of the merger. Mr. Ning joined Plastec as a deputy general manager in January 2005. Mr. Ning is responsible for Plastec’s corporate planning and financial activities, and he has over 20 years of experience in the banking and finance industry. Prior to joining Plastec, Mr. Ning was the Assistant General Manager of the Hong Kong branch of The Bank of Tokyo Mitsubishi UFJ Ltd. Mr. Ning graduated from the Hong Kong Baptist University with an Honors Diploma in Economics in 1984.

Eli D. Scher has served as GSME’s Chief Executive Officer and a member of its Board of Directors since its inception. Since July 2007, Mr. Scher has served as chief executive officer of GSME Capital Partners Inc., a principal investment business headquartered in Shanghai founded in July 2007. From July 2007 to February 2008, Mr. Scher served as chief development officer and a director of Media Communication Group (“MCG”), a high-technology, LED media business that is the exclusive operator of LED advertising screens in the subway systems of China’s major cities. Since February 2008, he has served as chief financial officer of MCG. Additionally, Mr. Scher is a co-founder, and serves as a director of Fundamental Films, a film distribution and production company, headquartered in Shanghai. From September 2003 to February 2007, Mr. Scher served as a principal at Daroth Capital Advisors LLC, which is involved in investing and advising clients on financings, mergers and acquisitions and restructurings, where he led the firm’s Asian business development efforts. From July 2002 to September 2003, he served as a vice president of Cohen Bros. & Co., a private investment bank. Mr. Scher received an A.B. from Princeton University. Mr. Scher is fluent in Mandarin Chinese.

J. David Selvia has been an Independent Non-Executive Director of Plastec since June 2010 and will become a Director of GSME upon consummation of the merger. Mr. Selvia was appointed to Plastec’s Board as a director nominated by Cathay. Mr. Selvia joined Cathay in July 2006 as Vice President and served in such capacity until April 2010 when he was appointed Managing Director. Mr. Selvia is currently responsible for analyzing new investment opportunities and investment execution. Prior to joining Cathay, from 2004 to 2006, Mr. Selvia attended The Wharton School of the University of Pennsylvania and the Lauder Institute at the University of Pennsylvania to obtain his Masters degree in Business Administration and Masters degree in International Relations. Previously, Mr. Selvia served as the Business Development Director for GE Capital (Asia) and Business Development Manager for GE Corporate Initiatives Group, both based in Shanghai, from 2000 to 2004. Mr. Selvia received a Bachelor of Arts degree in Economics and International Relations from Boston University and a Masters degree in Business Administration from The Wharton School of the University of Pennsylvania as well as a Masters degree in International Relations from the Lauder Institute at the University of Pennsylvania. Mr. Selvia speaks Mandarin.

Chung Wing Lai will become a Director of GSME upon consummation of the merger. Since 2002, Mr. Lai has been involved in business consultancy and advisory work in the Asia Pacific Region. From 1999 to February 2009, he was an independent non-executive director of Kingboard Copper Foil Holdings Ltd, a public listed company on The Stock Exchange of Singapore. He was previously the managing director of Seaunion Holdings Ltd (now known as South Sea Petroleum Holdings Ltd), an oil and gas company listed on The Stock Exchange of Hong Kong Ltd. He is an independent non-executive director of Kingboard Chemical Holdings Ltd and Kee Shing Holdings Ltd, both of which are public listed companies on The Stock Exchange of Hong Kong Ltd. Mr. Lai received a Bachelor-of-Laws (Honours) degree from the University of London in 1983.

Joseph Yiu Wah Chow will become a Director of GSME upon consummation of the merger. Mr. Chow has over 20 years experience in auditing, accounting, and financial management. He has been a senior partner of JYC & Company, an accounting firm, since 2005 and a practicing director of KTC Partners CPA Ltd. since 2008. Mr. Chow graduated from the University of Ulster with a Bachelor in Arts in 1989. Additionally, Mr. Chow is also admitted as a member of Association of Chartered Certified public Accountants in 1991 and a member of the Hong Kong Institute of Certified Public Accountants in 1992. Additionally, he is an associate member of the Taxation Institute of Hong Kong in 1992, Hong Kong Securities Institute in 1998 and Institute of Chartered Accountants in England and Wales in 2006.

Independence of Directors

GSME has applied to have its securities listed on the NASDAQ Stock Market upon consummation of the merger, although there is no assurance that the NASDAQ Stock Market will approve such listing. In anticipation of such listing, the board of directors of GSME will consult with its counsel to ensure that the board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The NASDAQ Stock Market requires that a majority of the board must be composed of “independent directors,” which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Although the NASDAQ Stock Market allows foreign private issuers like GSME to follow the rules of its home country, GSME has determined to voluntarily comply with the board independence requirements. Accordingly, consistent with the above-referenced considerations, the board of directors of GSME has affirmatively determined that, upon the closing of the merger, each of Eli D. Scher, J. David Selvia, Chung Wing Lai and Joseph Yiu Wah Chow will be an independent director of GSME, constituting a majority of GSME’s board of directors.

Board Committees

Upon consummation of the merger, GSME’s board of directors will form an audit committee, a compensation committee and a nominating and corporate governance committee and adopt charters for each of these committees. Each of these committees will have three directors and will be composed exclusively of independent directors, as defined by the listing standards of the NASDAQ Stock Market. Moreover, the compensation committee will be composed exclusively of individuals intended to be, to the extent required by Rule 16b-3 of the Exchange Act, non-employee directors and will, at such times as GSME is subject to Section 162(m) of the Internal Revenue Code, qualify as outside directors for purposes of Section 162(m) of the Internal Revenue Code.

Audit Committee Information

Upon the consummation of the merger, GSME will establish an audit committee of the board of directors and adopt a charter having material provisions described below. The initial members of GSME’s audit committee will be Joseph Yiu Wah Chow, Chung Wing Lai and Eli D. Scher, with Joseph Yiu Wah Chow serving as chairman. Each is an independent director under the NASDAQ listing standards. The audit committee will be responsible for engaging independent certified public accountants, preparing audit committee reports, reviewing with the independent certified public accountants the plans and results of the audit engagement, approving professional services provided by the independent certified public accountants, reviewing the independence of the independent certified public accountants, considering the range of audit and non-audit fees, reviewing the adequacy of GSME’s internal accounting controls and reviewing all related party transactions.

Financial Experts on Audit Committee

The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under NASDAQ listing standards. The definition of “financially literate” generally means being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, a listed company must certify to the exchange that the committee will have at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors of GSME has determined that Joseph Yiu Wah Chow satisfies the definition of financial sophistication and also qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Nominating and Corporate Governance Committee

Upon consummation of the merger, GSME will form a nominating and corporate governance committee which will initially consist of Chung Wing Lai, Joseph Yiu Wah Chow and Eli D. Scher, each of whom will be an independent director. Chung Wing Lai will chair GSME’s nominating and corporate governance committee. The nominating and corporate governance committee will be responsible for seeking, considering and recommending to the board qualified candidates for election as directors and will approve and recommend to the full board of directors the appointment of each of GSME’s executive officers. It also will periodically prepare and submit to the board of directors for adoption the committee’s selection criteria for director nominees. It will review and make recommendations on matters involving the general operation of the board and GSME’s corporate governance, and will annually recommend to the board nominees for each committee of the board. In addition, the committee will annually facilitate the assessment of the board of directors’ performance as a whole and of the individual directors and report thereon to the board.

Compensation Committee

Upon consummation of the merger, GSME will form a compensation committee which will initially consist of Joseph Yiu Wah Chow, Chung Wing Lai and J. David Selvia, each of whom will be an independent director. Joseph Yiu Wah Chow will chair GSME’s compensation committee. The principal functions of the compensation committee will be to:

•	evaluate the performance of GSME’s officers;
•	review any compensation payable to GSME’s directors and officers;
•	prepare compensation committee reports; and
•	administer the issuance of any ordinary shares or other equity awards issued to GSME’s officers and directors.

Director Compensation

Following consummation of the merger, GSME intends to compensate its non-executive independent directors. The exact amount and nature of this compensation, however, will not be determined until after the closing of the merger. Such compensation may consist of equity securities, cash or a combination of the two.

Executive Compensation

Each of Kin Sun Sze-To, Chin Hien Tan and Ho Leung Ning are and have been employed by certain of Plastec’s subsidiaries pursuant to certain employment agreements receiving aggregate annual base salary in the sums of HK$3.9 million (or approximately $500,000 based on the Exchange Rate), HK$1.69 million (or approximately $216,667 based on the Exchange Rate) and HK$1.56 million (or approximately $200,000 based on the Exchange Rate), respectively. These employment agreements will remain in effect following closing of the merger and will be amended to provide for their services be extended to cover GSME with no additional compensation in terms of base salary. The following table and summary set forth certain information about such employment agreements as they will be amended and become effective upon consummation of the merger:

Executive Officer	Position	Term	Employing entity
Kin Sun Sze-To	Chairman of the Board and Chief Executive Officer of GSME, Director of Sun Line (HK)	Three Years, commencing from the closing of the merger	Sun Line (HK)
Chin Hien Tan	Chief Operating Officer of GSME and General Manager of Sun Line (HK)	Three Years, commencing from the closing of the merger	Sun Line (HK)
Ho Leung Ning	Chief Financial Officer of GSME and Deputy General Manager of Sun Line (HK)	Three Years, commencing from the closing of the merger	Sun Line (HK)

Each executive officer is also entitled to paid vacation in accordance with HK’s Employment Ordinance.

Each of such employment agreement terminates upon the death or disability (as defined in the agreements) of the executive officer and may be terminated by either Sun Line (HK) or the executive officer with or without “cause” (as defined in the agreements). Upon termination for death, disability, for cause by Sun Line (HK) or without cause by the executive officer, the executive officer is entitled to all accrued and vested amounts due upon termination. Upon termination without cause by Sun Line (HK) or for cause by the executive officer, the executive officer is entitled to his compensation for the remainder of the term of the agreement as if the employment agreement had not been terminated.

The agreements provide that each of the executive officers, during the period of one year following termination of his employment, shall not, for himself or on behalf of, or in conjunction with, any other person, persons, company, partnership, limited liability company, corporation or business of whatever nature, (a) engage (as an officer, director, manager, member, shareholder, owner, partner, joint venturer, trustee, or in a managerial capacity, whether as an employee, independent contractor, agent, consultant or advisor, or as a sales representative) in any entity that designs, researches, develops, markets, sells or licenses products or services that are substantially similar to or competitive with the business of Plastec or its subsidiaries from time to time or at the date of termination of the executive officer’s employment, (b) call upon any person who is at that time, or within the preceding twelve (12) months has been, an employee of Plastec or its subsidiaries, for the purpose, or with the intent, of enticing such employee away from, or out of, the employ of Plastec or its subsidiaries or for the purpose of hiring such person for the executive officer or any other person or entity, unless any such person’s employment with respect to Plastec or its subsidiaries was terminated more than six (6) months prior thereto, (c) call upon any person or entity who is then or has been within one year prior to that time, a customer of Plastec or its subsidiaries, for the purpose of soliciting or selling products or services in competition with Plastec or its subsidiaries or (d) call upon any prospective acquisition or investment candidate, on the executive officer’s own behalf or on behalf of any other person or entity, which candidate was known by the executive officer to have, within the previous twelve (12) months, been called upon by Plastec or its subsidiaries or for which Plastec or its subsidiaries made an acquisition or investment analysis or contemplated a joint marketing or joint venture arrangement with, for the purpose of acquiring or investing or enticing such entity into a joint marketing or joint venture arrangement. The employment agreements provide for injunctive relief against the executive officers in the event of a breach of these non-competition provisions, in addition to other available remedies.

The future compensation of GSME’s executive officers at the Plastec subsidiaries level will be determined by reference to the operating results of Plastec and its subsidiaries as a whole, market environment, salary trends, tasks and responsibilities of the executive officers, and compensation packages offered by companies in the same industry in the PRC. The compensation of executive officers at the Plastec subsidaries level will be subject to performance reviews.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of GSME’s ordinary shares as of October 15, 2010 (pre-merger) and immediately following consummation of the merger (post-merger) by:

•	each person known by GSME to be the beneficial owner of more than 5% of GSME’s outstanding ordinary shares either on October 15, 2010 (pre-merger) or of ordinary shares of GSME outstanding after the consummation of the merger (post-merger);
•	each of GSME’s current executive officers and directors;
•	each person who will become an executive officer or director of GSME upon consummation of the merger;
•	all of GSME’s current executive officers and directors as a group; and
•	all of the executive officers and directors of GSME as a group after the consummation of the merger.

Information (pre-merger) does not reflect beneficial ownership of GSME’s outstanding warrants as these warrants are not currently exercisable and will not become exercisable until consummation of the merger. Information (post-merger) assumes that no Public Shares have been converted or purchased by GSME and that the Earnout Shares have not been earned.

At any time prior to the extraordinary general meeting, during a period when they are not then aware of any material nonpublic information regarding GSME or its securities, the GSME Founders, the Plastec Shareholders and/or their affiliates may enter into a written plan to purchase GSME securities pursuant to Rule 10b5-1 of the Exchange Act, and may engage in other public market purchases, as well as private purchases, of securities at anytime prior to the meetings. The ownership percentages listed below do not include any such shares that may be purchased after October 15, 2010.

	Pre-Merger			Post-Merger
Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Percent of Class	Amount and Nature of Beneficial Ownership		Percent of Class
Hartz Capital, Inc.(2)	377,500	(3)	7.9%	377,500		3.2%
Bulldog Investors General Partnership(4)	529,641		11.0%	529,641		4.4%
Polar Securities Inc.(5)	400,000	(6)	8.3%	400,000	(6)	3.3%
Barry Rubenstein(7)	250,000	(8)	5.2%	500,000	(9)	4.0%
Cathay Plastic Limited (BVI)(10)	0		0%	2,326,628		19.6%
Jing Dong Gao	1,044,000	(11)	21.8%	4,236,000	(12)	28.2%
Eli D. Scher	120,000	(13)	2.5%	420,000	(14)	3.5%
Zhong Wen Lin	0		0%	0		0%
Kin Sun Sze-To(15)	0		0%	3,725,155	(16)	31.4%
Chin Hien Tan(15)	0		0%	202,356	(17)	1.7%
Ho Leung Ning(15)	0		0%	98,342	(18)	*
J. David Selvia(19)	0		0%	0	(20)	0%
Chung Wing Lai(21)	0		0%	0		0%
Joseph Yiu Wah Chow(22)	0		0%	0		0%
All Pre-Merger directors and executive officers as a group (3 individuals)	1,164,000	(23)	24.3%	4,656,000	(24)	29.8%
All Post-Merger directors and executive officers as a group (7 individuals)	120,000	(13)	2.5%	4,445,853	(14)	36.6%

*	Represents less than 1% of outstanding.

(1)	Unless otherwise indicated, the business address of each of the individuals is 762 West Beijing Road, Shanghai, China 2000041.
(2)	The business address of Hartz Capital, Inc. is 400 Plaza Drive, Secaucus, NJ 07094.
(3)	Represents 755,000 shares held by Hartz Capital Investments, LLC. Hartz Capital, Inc. is the manager of Hartz Capital Investments, LLC and therefore exercises voting and dispositive power over such shares. The foregoing information is derived from a Schedule 13G filed with the Securities and Exchange Commission on September 28, 2010.
(4)	The business address of Bulldog is Park 80 West, Plaza Two, Saddle Brook, NJ 07663. Phillip Goldstein exercises voting and dispositive power over such shares. The foregoing information is derived from a Schedule 13G/A filed with the Securities and Exchange Commission on February 8, 2010.
(5)	The business address of Polar Securities Inc. is 372 Bay Street, 21st floor, Toronto, Ontario M5H 2W9, Canada.
(6)	Represents shares held by North Pole Capital Master Fund of which Polar Securities controls. The foregoing information is derived from a Schedule 13G filed with the Securities and Exchange Commission on March 4, 2010.
(7)	The business address of Barry Rubenstein is 68 Wheatley Road, Brookville, NY 11545.
(8)	Represents 150,000 shares held by Woodland Partners, of which Mr. Rubenstein is general partner, and 100,000 shares held in a joint account by Mr. Rubenstein and his wife. Does not include 250,000 shares issuable upon exercise of warrants that are not currently exercisable and may not become exercisable within 60 days. The foregoing information is derived from a Schedule 13G filed with the Securities and Exchange Commission on December 10, 2009.
(9)	Represents (i) 150,000 shares held by Woodland Partners, of which Mr. Rubenstein is general partner, (ii) 100,000 shares held in a joint account by Mr. Rubenstein and his wife and (iii) 250,000 shares issuable upon exercise of warrants that become exercisable upon consummation of the merger. The foregoing information is derived from a Schedule 13G filed with the Securities and Exchange Commission on December 10, 2009.
(10)	The business address of Cathay is c/o New China Capital Management, Ltd., 14/F, St. John’s Bldg., 33 Garden Road, Central, Hong Kong.
(11)	Represents shares held by MCK Capital Co., Limited, an entity controlled by Mr. Gao. Does not include 3,192,000 shares issuable upon exercise of insider warrants that are not currently exercisable and may not become exercisable within 60 days.
(12)	Includes 3,192,000 shares issuable upon exercise of insider warrants that become exercisable upon consummation of the merger.
(13)	Does not include 300,000 shares issuable upon exercise of insider warrants that are not currently exercisable and may not become exercisable within 60 days.
(14)	Includes 300,000 shares issuable upon exercise of insider warrants that become exercisable upon consummation of the merger.
(15)	The business address of this individual is Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong.
(16)	Represents shares to be held by Sun Yip and Tiger, which Mr. Sze-To controls.
(17)	Represents shares to be held by Fine Colour, of which Mr. Tan is a 50% owner.
(18)	Represents shares to be held by Expert, which is owned 100% by Mr. Ning.
(19)	The business address of this individual is c/o New China Capital Management, Ltd., 14/F, St. John’s Bldg., 33 Garden Road, Central, Hong Kong.
(20)	Does not include shares to be held by Cathay, of which Mr. Selvia is a Managing Director.
(21)	The business address of this individual is Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong.
(22)	The business address of this individual is Room 501, 502 and 508, Mirror Tower, 61 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.
(23)	Does not include an aggregate of 3,492,000 shares issuable upon exercise of insider warrants that are not currently exercisable and may not become exercisable within 60 days.
(24)	Includes an aggregate of 3,492,000 shares issuable upon exercise of insider warrants that become exercisable upon consummation of the merger.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Code of Ethics and Related Person Policy

GSME’s Code of Ethics requires it to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interest, except under guidelines approved by the board of directors (or the audit committee, if one exists). Related-party transactions with respect to smaller reporting companies such as GSME are defined under SEC rules as transactions in which (1) the aggregate amount involved will or may be expected to exceed the lesser of $120,000 or one percent of the average of the smaller reporting company’s total assets at year end for the last two completed years, (2) GSME or any of its subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5 percent beneficial owner of GSME’s shares, or (c) immediate family member of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10 percent beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

Upon consummation of the merger, GSME will form an audit committee. GSME’s audit committee, pursuant to its written charter, will be responsible for reviewing and approving related-party transactions to the extent GSME enters into such transactions. The audit committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. No director may participate in the approval of any transaction in which he is a related party, but that director is required to provide the audit committee with all material information concerning the transaction. Additionally, GSME will require each of its directors and executive officers to complete a directors’ and officers’ questionnaire on an annual basis that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

GSME Related Person Transactions

Prior Issuances

In March 2008, GSME issued 1,293,750 shares to the individuals set forth below for an aggregate of $25,000 in cash, at a purchase price of approximately $0.02 per share, as follows:

Shareholders	Number of Shares
Jing Dong Gao	1,125,563
Eli D. Scher	129,375
Lawrence S. Wizel	38,812

In July 2009, Mr. Gao transferred all his shares to MCK Capital Co., Limited, an entity he controls. In September 2009, GSME’s board of directors authorized a share dividend of approximately 0.067 shares for each outstanding ordinary share.

In connection with the IPO, the underwriters determined not to exercise any of their over-allotment option. As a result, the GSME Founders contributed to GSME an aggregate of 180,000 shares for no consideration. Upon receipt, such shares were immediately cancelled.

Inside Shareholder Escrow

All of the Founders’ Shares have been placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, until (i) with respect to 20% of such shares, upon consummation of GSME’s initial business combination, (ii) with respect to 20% of such shares, when the closing price of GSME’s ordinary shares exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of its initial business combination, (iii) with respect to 20% of such shares, when the closing price of GSME’s ordinary shares exceeds $14.00 for any 20 trading days within a 30-trading day period following the consummation of its initial business combination, (iv) with respect to 20% of such shares, when the closing price of GSME’s ordinary shares exceeds $16.00 for any 20 trading days within a 30-trading day period following the consummation of its initial business combination and (v) with respect to 20% of such shares, when the closing price of GSME’s ordinary shares exceeds $20.00 for any 20 trading days within a 30-trading day period following the consummation of its initial business combination. The Founders’ Shares may be released from escrow earlier than this date if, within those time periods, GSME consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of its shareholders having the right to exchange their shares for cash, securities or other property.

Initial Shareholder Warrant Purchase

In connection with the closing of the IPO, GSME sold an aggregate of 3,600,000 Insider Warrants to MCK Capital Co., Limited, Eli D. Scher and Larry Wizel at a purchase price of $0.50 per warrant. These purchases took place on a private placement basis simultaneously with the consummation of the IPO. The Insider Warrants are identical to the warrants underlying the units sold in the IPO except that the Insider Warrants are not transferable or salable by the holders (except in certain limited circumstances) until 60 days after GSME completes a business combination, and if GSME calls the warrants for redemption, the Insider Warrants are not redeemable so long as such warrants are held by the purchasers or their affiliates, including any permitted transferees.

Registration Rights

The holders of the majority of the Founders’ Shares and the holders of the majority of the Insider Warrants (or underlying shares) each will be entitled to make up to two demands that GSME register such shares or warrants (or underlying shares) pursuant to a registration rights agreement entered into with GSME in connection with the IPO. The holders of the majority of the Founders’ Shares can elect to exercise these registration rights at any time commencing 90 days prior to the date these shares are to be released from escrow. The holders of a majority of the Insider Warrants (or underlying shares) can elect to exercise these registration rights at any time commencing after GSME consummates the merger. In addition, these holders have certain “piggy-back” registration rights on registration statements filed subsequent to such date. GSME will bear the expenses incurred in connection with the filing of any such registration statements.

Other Transactions

GSME reimburses its officers and directors for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on GSME’s behalf such as identifying and investigating possible target businesses and business combinations. There is no limit on the amount of out-of-pocket expenses reimbursable by GSME, which are reviewed only by its board or a court of competent jurisdiction if such reimbursement is challenged, provided that no proceeds held in the trust account will be used to reimburse out-of-pocket expenses prior to the merger.

Other than reimbursable out-of-pocket expenses payable to the officers and directors of GSME, no compensation or fees of any kind, including finder’s fees, consulting fees or other similar compensation, has been or will be paid to any of the GSME Founders, including the officers and directors of GSME, or to any of their respective affiliates, prior to or with respect to the business combination (regardless of the type of transaction that it is).

Eli D. Scher loaned to GSME an aggregate of $125,000 to cover expenses related to the IPO. The loan was repaid from the proceeds of the IPO not placed in the trust account.

GSME requires that all ongoing and future transactions between itself and any of its officers and directors or their respective affiliates, including loans by its officers and directors, will be on terms that GSME believes to be no less favorable to it than are available from unaffiliated third parties. Such transactions or loans, including any forgiveness of loans, require prior approval by a majority of GSME’s uninterested “independent” directors or the members of its board who do not have an interest in the transaction, in either case who had access, at GSME’s expense, to GSME’s attorneys or independent legal counsel. GSME will not enter into any such transaction unless its disinterested directors determine that the terms of such transaction are no less favorable to GSME than those that would be available to GSME with respect to such a transaction from unaffiliated third parties.

Plastec Related Person Transactions

Personal guarantees provided by Kin Sun Sze-To

Kin Sun Sze-To has been providing personal guarantees to Plastec and its subsidiaries so that they could secure various credit facilities and the financing of its machinery. As at April 30, 2010, the total amount of personal guarantees outstanding for such purposes were HK$293,197,000 (or approximately US$37,589,359 based on the Exchange Rate) and HK$15,332,000 (or approximately US$1,965,641 based on the Exchange Rate), respectively.

Formation of Subsidiaries

Plastec is in the process of establishing two wholly-owned foreign enterprises in China as subsidiaries of Source Wealth Limited and Broadway Precision Co. Limited, both of which are incorporated in Hong Kong and the registered owner of each is currently Mr. Kin Sun Sze-To and the directors of each are currently Mr. Kin Sun Sze-To and Mr. Ho Leung Ning. These two companies will eventually become subsidiaries of Plastec, at which point in time, Kin Sun Sze-To will transfer his registered shareholding interests in both companies to Plastec at par.

DESCRIPTION OF SECURITIES

General

On November 25, 2009, GSME consummated its IPO of 3,600,000 units, with each unit consisting of one ordinary share and one warrant, each to purchase one ordinary share at an exercise price of $11.50 per share. The units were sold at an offering price of $10.00 per unit, generating total gross proceeds of $36,000,000.

GSME’s Articles authorize the issuance of 50,000,000 ordinary shares, par value $0.001 per share, and 1,000,000 preferred shares, par value $0.001 per share. As of the record date, 4,800,000 ordinary shares were outstanding and no preferred shares were outstanding.

GSME Units

Each GSME unit consists of one ordinary share and one warrant. The units began quotation on the OTC Bulletin Board on November 20, 2009 and the ordinary shares and warrants began separate trading on December 14, 2009.

GSME Ordinary Shares

GSME’s shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. In connection with the vote required for any business combination, all of the GSME Founders, including all of its officers and directors, have agreed to vote the Founders’ Shares owned by them in accordance with the majority of the Public Shares and have agreed to vote any shares purchased following the IPO in the open market in favor of the merger. The GSME Founders will vote all of their shares in any manner they determine, in their sole discretion, with respect to any other items that come before a vote of GSME’s shareholders.

GSME will proceed with the business combination only if a majority of the Public Shares is voted in favor of the business combination and holders owning less than 81% of the Public Shares exercise their conversion rights.

The board of directors of GSME is divided into two classes, each of which will generally serve for a term of two years with only one class of directors being elected in each year. Effective upon consummation of the merger, GSME’s board of directors will no longer be classified. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

If GSME is forced to liquidate, the holders of the Public Shares that voted against the transaction with Plastec (or a subsequently proposed business combination) will be entitled to receive only $10.00 per ordinary share and those holders of Public Shares that voted for the transaction with Plastec (or a subsequently proposed business combination) will be entitled to share ratably in the trust fund, including any interest, and any net assets remaining available for distribution to them after payment of liabilities (which amount, when aggregated with the right to receive an additional $0.30 per eligible share pursuant to the letter of credit, is initially anticipated to be approximately $10.30 per share). The GSME Founders have agreed to waive their rights to share in any distribution with respect to the Founders’ Shares.

GSME’s shareholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the ordinary shares, except that holders of the Public Shares (other than the GSME Founders) have the right to have their ordinary shares converted to cash as described above. Holders of Public Shares who convert their shares still have the right to exercise the warrants that they received as part of the units.

Preferred Shares

GSME’s Articles authorize the issuance of 1,000,000 preferred shares with such designation, rights and preferences as may be determined from time to time by its board of directors. No preferred shares are being issued or registered in the merger. Accordingly, the board of directors will be empowered, without shareholder approval, to issue preferred shares with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares. However, the underwriting agreement from its IPO prohibits GSME, prior to a business combination, from issuing preferred shares which participates in any manner in the proceeds of the trust account, or which votes as a class with the ordinary shares on a business combination. GSME may issue some or all of the preferred shares to effect a business combination. In addition, the preferred shares could be utilized as a method of discouraging, delaying or preventing a change in control of GSME. There are no preferred shares outstanding and GSME does not currently intend to issue any preferred shares.

Warrants

GSME currently has 7,200,000 redeemable ordinary share purchase warrants outstanding, including the Insider Warrants. Each warrant entitles the registered holder to purchase one ordinary share of GSME at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing after the completion of the merger. The public warrants are exercisable only if a registration statement relating to the ordinary shares issuable upon exercise of the warrants is effective and current, as described below. The warrants will expire on November 18, 2014 at 5:00 p.m., New York City time.

After the consummation of the merger, GSME may call the warrants for redemption (excluding any Insider Warrants still held by the original purchasers of such warrants or their affiliates but including any outstanding warrants issued upon exercise of the unit purchase option issued to the underwriters in GSME’s IPO), with the prior consent of Cohen & Company (which consent shall not be unreasonably withheld),

•	in whole and not in part,
•	at a price of $0.01 per warrant at any time after the warrants become exercisable,
•	upon not less than 30 days’ prior written notice of redemption to each warrant holder, and
•	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $17.50 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

The redemption criteria for the warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing ordinary share price and the warrant exercise price so that if the share price declines as a result of the redemption call, the redemption will not be expected to cause the share price to drop below the exercise price of the warrants.

The warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and GSME. You should review a copy of the warrant agreement, which has been filed as an exhibit to the Registration Statement on Form F-1 for GSME’s IPO (SEC File No. 333-162547), for a complete description of the terms and conditions applicable to the warrants. The warrant agreement provides that the terms of the warrants may be amended without consent of any holder to cure any ambiguity or correct any defective provision, but requires the written consent of the registered holders of a majority of the then outstanding warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of ordinary shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a dividend, recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of GSME ordinary shares at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to GSME, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive ordinary shares. After the issuance of ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No public warrants will be exercisable and GSME will not be obligated to issue ordinary shares unless, at the time a holder seeks to exercise such warrant, a prospectus relating to the ordinary shares issuable upon exercise of the warrants is current and the ordinary shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, GSME will use its best efforts to meet these conditions and to maintain a current prospectus relating to the ordinary shares issuable upon exercise of the warrants until the expiration of the warrants. However, GSME cannot assure you that it will be able to do so and, if it does not maintain a current prospectus relating to the ordinary shares issuable upon exercise of the warrants, holders will be unable to exercise their warrants and GSME will not be required to settle any such warrant exercise. If the prospectus relating to the ordinary shares issuable upon the exercise of the warrants is not current or if the ordinary shares are not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, GSME will not be required to net cash settle or cash settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, GSME will, upon exercise, round up or down to the nearest whole number of ordinary shares.

The Insider Warrants are identical to the public warrants except that they are not transferable or salable by the original purchasers (except in certain limited circumstances) until GSME completes a business combination and they are exercisable for cash or on a cashless basis, at the holder’s option, and will not be redeemable by GSME, in each case so long as they are still held by the original purchasers or their affiliates. In addition, they may be exercised for unregistered shares if a registration statement relating to the ordinary shares issuable upon exercise of the warrants is not effective and current.

Purchase Option

GSME sold to Cohen & Company, the representative of the underwriters in its IPO, and its designees, in connection with the IPO, options to purchase an aggregate of 360,000 units at $15.00 per unit. The units issuable upon exercise of these options are identical to those sold in the IPO.

Transfer Agent and Warrant Agent

The transfer agent for GSME’s securities and warrant agent is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

PRICE RANGE OF SECURITIES AND DIVIDENDS

GSME’s units, shares and warrants are quoted on the OTC Bulletin Board under the symbols “GSMEF,” “GSMXF” and “GSMWF,” respectively. The following table sets forth the range of high and low closing bid prices for the units, shares and warrants for the periods indicated since such units commenced public trading on November 20, 2009 and since such shares and warrants commenced public trading on December 14, 2009. The quotations listed below reflect interdealer prices, without retail markup, markdown or commission and may not necessarily represent actual transactions.

	Units		Shares		Warrants
	High	Low	High	Low	High	Low
FYE 2010:
Fourth Quarter*	10.48	10.20	10.28	10.05	0.35	0.20
Third Quarter	10.50	10.20	10.10	9.94	0.38	0.30
Second Quarter	10.50	9.96	10.10	9.65	0.40	0.30
First Quarter	10.00	9.95	9.67	9.65	0.325	0.25

*	Through October 15, 2010

The closing bid price for each share, warrant and unit of GSME on August 6, 2010, the last trading day before announcement of the execution of the original Agreement and Plan of Reorganization, was $10.12, $0.30 and $10.26, respectively. As of October 15, 2010, the record date for the GSME extraordinary general meeting, the closing bid price for each share, warrant and unit of GSME was $10.28, $0.20 and $10.40, respectively.

Holders of GSME shares, warrants and units should obtain current market quotations for their securities. The market price of GSME shares, warrants and units could vary at any time before the merger. The parties have applied to have the securities of GSME listed on the NASDAQ Stock Market upon consummation of the merger.

Holders

As of October 15, 2010, there was one holder of record of GSME units, four holders of record of GSME shares and four holders of record of GSME warrants. GSME believes that the aggregate number of beneficial holders of its units, shares and warrants is in excess of 150 persons.

Dividends

GSME has not paid any cash dividends on its ordinary shares to date. If the merger is consummated, GSME intends to declare regular annual cash dividends equal to 30% of Plastec’s yearly net income, although the actual payment of such future dividends will be entirely within the sole discretion of GSME’s board of directors at such times.

LEGAL MATTERS

Graubard Miller, The Chrysler Building, 405 Lexington Avenue, New York, New York, is acting as U.S. counsel for GSME and will pass upon certain legal matters related to this proxy statement and certain matters related to the U.S. federal income tax consequences of the merger. Maples and Calder is acting as Cayman Islands counsel for GSME.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The audited financial statements of Plastec as of April 30, 2010 and for the year then ended included in this proxy statement have been audited by Grant Thornton, an independent registered public accounting firm, as set forth in their report appearing elsewhere herein and are included herein upon their authority as experts in auditing and accounting. The audited financial statements of Plastec have not been prepared in accordance with the standards of the PCAOB. However, the audited financial statements of Plastec that will be presented in GSME’s Shell Company Report to be filed on Form 20-F with the SEC upon consummation of the merger will be prepared in accordance with the standards of the PCAOB. Accordingly, you should be aware that Plastec’s audited financial statements may be presented differently in such Form 20-F than they are presented in this proxy statement. The audited financial statements of Plastec as of April 30, 2009 and for the year then ended included in this proxy statement have been audited by Dominic K.F. Chan & Co., an independent registered public accounting firm, as set forth in their report appearing elsewhere herein and are included herein upon their authority as experts in auditing and accounting.

GSME’s balance sheets as of October 31, 2009 and 2008, and the related statements of operations, changes in shareholders’ equity, and cash flows for the year ended October 31, 2009 and the periods from March 27, 2008 (inception) to October 31, 2008 and March 27, 2008 (inception) to October 31, 2009 included in this proxy statement have been audited by Crowe Horwath LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere herein.

Representatives of Crowe Horwath will be present at the shareholder meeting or will be available by telephone with the opportunity to make statements and to respond to appropriate questions.

WHERE YOU CAN FIND MORE INFORMATION

GSME files annual reports on Form 20-F and furnishes certain reports and other information with the SEC as required by the Exchange Act for its status as a foreign private issuer. You may read and copy reports and other information filed or furnished by GSME with the SEC at the SEC public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549. You may access information on GSME at the SEC web site containing reports and other information at: http://www.sec.gov.

Information and statements contained in this proxy statement are qualified in all respects by reference to the copy of the relevant contract or other document included as an annex to this proxy statement.

If you would like additional copies of this proxy statement or if you have questions about the merger, you should contact via phone or in writing:

Eli D. Scher

GSME Acquisition Partners I
762 West Beijing Road
Shanghai, PRC
Tel: +86-21-6271-6777

Or

AdvantageProxy
24925 13th Place South
Des Moines, WA 98198
Tel: (206) 870-8565

INDEX TO FINANCIAL STATEMENTS

Page
Plastec International Holdings Limited
Independent Auditor’s Report	F-2
Consolidated Statement of Comprehensive Income for the fiscal years end April 30, 2010 and 2009	F-4
Consolidated Statement of Financial Position at April 30, 2010 and April 30, 2009	F-5
Statement of Financial Position at April 30, 2010 and April 30, 2009	F-6
Consolidated Statement of Cash Flows for the fiscal years end April 30, 2010 and 2009	F-7
Consolidated Statement of Changes in Equity for the period from May 1, 2008 to April 30, 2010	F-8
Notes to the Financial Statements	F-9
Report of Independent Registered Accounting Firm	F-36
Consolidated Income Statement for the Year Ended April 30, 2009	F-37
Consolidated Balance Sheet as at April 30, 2009 and April 30, 2008	F-38
Consolidated Statement of Changes in Equity for the Year Ended April 30, 2009	F-39
Consolidated Cash Flow Statement for the Year Ended April 30, 2009	F-40
Notes to the Financial Statements	F-41
GSME Acquisition Partners I
Balance Sheets as of April 30, 2010 (Unaudited) and October 31, 2009	F-62
Statements of Operations (Unaudited) for the period from November 1, 2009 to April 30, 2010, for the period from November 1, 2008 to April 30, 2009 and for the period from March 27, 2008 (inception) to April 30, 2010	F-63
Statement of Changes in Shareholders’ Equity (Unaudited) for the period from March 27, 2008 (Inception) to April 30, 2010	F-64
Statements of Cash Flows (Unaudited) for the period from November 1, 2009 to April 30, 2010, for the period from November 1, 2008 to April 30, 2009 and for the period from March 27, 2008 (inception) to April 30, 2010	F-65
Notes to Unaudited Financial Statements	F-66
Report of Independent Registered Public Accounting Firm	F-73
Balance Sheets as of October 31, 2009 and October 31, 2008	F-74
Statements of Operations for the year ended October 31, 2009, for the period from March 27, 2008 (inception) to October 31, 2008 and for the period from March 27, 2008 (inception) to October 31, 2009	F-75
Statement of Changes in Shareholders’ Equity for the period from March 27, 2008 (Inception) to October 31, 2009	F-76
Statements of Cash Flows for the year ended October 31, 2009, for the period from March 27, 2008 (inception) to October 31, 2008 and for the period from March 27, 2008 (inception) to October 31, 2009	F-77
Notes to Financial Statements	F-78

Member of Grant Thornton International Ltd

INDEPENDENT AUDITORS' REPORT

To the members of Plastec International Holdings Limited
(incorporated in the British Virgin Islands with limited liability)

We have audited the consolidated financial statements of Plastec International Holdings Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages 3 to 39, which comprise the consolidated and company statements of financial position as at 30 April 2010, and the consolidated statement of comprehensive income, the consolidated statement of cash flows and the consolidated statement of changes in equity for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with International Financial Reporting Standards. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error, selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express an opinion on these financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 30 April 2010 and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards.

Grant Thorton
Certified Public Accountants
6th Floor, Nexxus Building
41 Connaught Road Central
Hong Kong

3 September 2010

PLASTEC INTERNATIONAL HOLDINGS LIMITED

FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 APRIL 2010

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 30 APRIL 2010

	Notes	2010	2009
		HK$'000	HK$'000
Revenue	5	966,755	913,444
Cost of sales		(810,187)	(749,649)
Gross profit		156,568	163,795
Other revenue and net income	6	5,501	2,342
Selling and distribution costs		(17,227)	(14,431)
Administrative expenses		(86,945)	(83,841)
Finance costs	7	(2,733)	(5,355)
Profit before income tax	8	55,164	62,510
Income tax expense	9	(10,857)	(772)
Profit for the year		44,307	61,738
Other comprehensive income
Exchange gain (loss) on translation of financial statements of foreign operations		1,756	(58)
Total comprehensive Income for the year		46,063	61,680

PLASTEC INTERNATIONAL HOLDINGS LIMITED

FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 APRIL 2010

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 30 APRIL 2010

	Notes	2010	2009
		HK$'000	HK$'000
ASSETS AND LIABILITIES
Non-current assets
Property, plant and equipment	12	458,725	450,017
Prepaid lease payments	13	1,091	1,091
Deposits and prepayments	17	38,238	29,354
		498,054	480,462
Current assets
Inventories	15	74,298	83,163
Trade receivables	16	242,097	173,885
Deposits, prepayments and other receivables	17	11,714	11,523
Prepaid lease payments	13	25	25
Cash and cash equivalents	18	151,304	95,039
		479,438	363,635
Current liabilities
Trade and other payables and accruals	19	(188,258)	(133,166)
Borrowings	20	(91,002)	(62,584)
Dividend payable		(60,000)	(50,000)
Tax payable		(18,678)	(15,457)
		(357,938)	(261,207)
Net current assets		121,500	102,428
Total assets less current liabilities		619,554	582,890
Non-current liabilities
Borrowings	20	(38,306)	(18,063)
Deferred tax liabilities	21	(15,156)	(14,798)
		(53,462)	(32,861)
Net assets		566,092	550,029
EQUITY
Equity attributable to Company's owners
Share capital	22	98	98
Reserves	23	565,994	549,931
Total equity		566,092	550,029

Director	Director

PLASTEC INTERNATIONAL HOLDINGS LIMITED

FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 APRIL 2010

STATEMENT OF FINANCIAL POSITION
AS AT 30 APRIL 2010

	Notes	2010	2009
		HK$'000	HK$'000
ASSETS AND LIABILITIES
Non-current asset
Interests in subsidiaries	14	160,878	159,328
Current assets
Other receivables	17	13	—
Dividend receivable		5,000	75,000
Amounts due from subsidiaries	14	71,122	59,918
Cash and cash equivalents	18	30,205	190
		106,340	135,108
Current liabilities
Other payables and accruals	19	(10)	—
Amounts due to subsidiaries	14	—	(33,382)
Dividend payable		(60,000)	(50,000)
Tax payable		(119)	(119)
		(60,129)	(83,501)
Net current assets		46,211	51,607
Total assets less current liabilities/Net assets		207,089	210,935
EQUITY
Share capital	22	98	98
Reserves	23	206,991	210,837
Total equity		207,089	210,935

Director	Director

PLASTEC INTERNATIONAL HOLDINGS LIMITED

FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 APRIL 2010

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 APRIL 2010

	Notes	2010	2009
		HK$'000	HK$'000
Cash flows from operating activities
Profit before income tax		55,164	62,510
Adjustments for:
Amortisation of prepaid lease payments	8	25	25
Bad debt written off	8	—	324
Depreciation	8	120,850	103,162
Finance lease charges	7	1,631	2,816
Net (gain)/loss on disposal of property, plant and equipment	6/8	(1,077)	29,031
Written off of property, plant and equipment	8	40,348	—
Provision for impairment loss of inventories	8	5,571	—
Interest income	6	(60)	(240)
Interest expense	7	1,102	2,539
Operating profit before working capital changes		223,554	200,167
Decrease in Inventories		3,294	16,977
(Increase)/Decrease in trade receivables		(68,212)	66,850
Decrease/(Increase) In deposits, prepayments and other receivables		1,336	(31,349)
lncrease/(Decrease) in trade and other payables and accruals		55,092	(15,008)
Decrease in bills payable		—	(4,619)
Cash generated from operations		215,064	233,018
Income tax paid		(7,278)	(8,624)
Net cash generated from operating activities		207,786	224,394
Cash flows from investing activities
Deposits paid for acquisition of property, plant and equipment		(11,420)	(1,009)
Interest received		60	240
Proceeds from disposal of property, plant and equipment		6,456	3,850
Purchase of property, plant and equipment		(173,313)	(183,602)
Net cash used in investing activities		(178,217)	(180,521)
Cash flows from financing activities
Proceeds from finance lease		—	6,612
Capital element of finance lease payments		(18,674)	(23,826)
Proceeds from bank loans		254,656	252,197
Repayment of bank loans		(187,321)	(293,620)
Interest paid		(1,102)	(2,675)
Interest element of finance lease payments		(1,631)	(2,816)
Dividend paid to Company's owners		(20,000)	—
Net cash generated from /(used in) financing activities		25,928	(64,128)
Net increase/(decrease) In cash and cash equivalents		55,497	(20,255)
Effect of foreign exchange rate changes		768	(56)
Cash and cash equivalents at the beginning of the year		95,039	115,350
Cash and cash equivalents at the end of the year		151,304	95,039

PLASTEC INTERNATIONAL HOLDINGS LIMITED

FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 APRIL 2010

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 APRIL 2010

	Attributable to the owners of the Company
	Share capital	Share Premium*	Capital reserve*	Other reserve*	Exchange reserve*	Retained profits*	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Balance at 1 May 2008	98	104,744	8,592	34	6,190	418,691	538,349
Transactions with owners
Dividend declared and approved	—	—	—	—	—	(50,000)	(50,000)
Profit for the year	—	—	—	—	—	61,738	61,738
Other comprehensive income
Exchange loss on translation of financial statements of foreign operations	—	—	—	—	(58)	—	(58)
Total comprehensive income for the year	—	—	—	—	(58)	61,738	61,680
Balance at 30 April 2009 and at 1 May 2009	98	104,744	8,592	34	6,132	430,429	550,029
Transactions with owners
Dividend declared and approved	—	—	—	—	—	(30,000)	(30,000)
Profit for the year	—	—	—	—	—	44,307	44,307
Other comprehensive income
Exchange gain on translation of financial statements of foreign operations	—	—	—	—	1,756	—	1,756
Total comprehensive income for the year	—		—	—	1,756	44,307	46,063
Balance at 30 April 2010	98	104,744	8,592	34	7,888	444,736	566,092

*	These reserve accounts comprise the consolidated reserves of approximately HK$565,994,000 (2009: HK$549,931,000) in the consolidated statement of financial position as at 30 April 2010.

PLASTEC INTERNATIONAL HOLDINGS LIMITED

FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 APRIL 2010

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 APRIL 2010

1. GENERAL INFORMATION

Plastec International Holdings Limited (the “Company”) is a limited liability company incorporated in the British Virgin Islands (“BVI”) and domiciled in Hong Kong. The address of its registered office is Sea Meadow House, Blackburne Highway, P.O. Box 116, Road Town, Tortola, BVI and its principal place of business is Unit 01, 21/F., Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong.

The principal activity of the Company is investment holding. Details of the Company's subsidiaries are set out in Note 14 to the financial statements. The Company and its subsidiaries are referred to as the “Group” hereafter.

The financial statements for the year ended 30 April 2010 were approved for issue by the board of directors on 3 September 2010.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of preparation

The financial statements on pages F-4 to F-8 have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) which collective term includes all applicable individual International Financial Reporting Standards and Interpretations issued by the International Accounting Standards Board (“IASB”).

The significant accounting policies that have been used in the preparation of these financial statements are summarised below. These policies have been consistently applied to all the years presented unless otherwise stated.

The financial statements have been prepared on historical cost basis. The measurement bases are fully described in the accounting policies below. The adoption of new or amended IFRSs and the impacts on the Group's financial statements, if any, are disclosed in Note 3.

It should be noted that accounting estimates and assumptions are used in preparation of the financial statements. Although these estimates are based on management's best knowledge and judgement of current events and actions, actual results may ultimately differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

2.2 Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries (see Note 2.3 below) made up to 30 April.

Subsidiaries are consolidated from the date on which control is transferred to the Group. They are excluded from consolidation from the date that control ceases.

Intra-group transactions, balances and unrealised gains and losses on transactions between group companies are eliminated in preparing the consolidated financial statements. Where unrealised losses on intra-group asset sales are reversed on consolidation, the underlying asset is also tested for impairment from the Group's perspective. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

2.3 Subsidiaries

Subsidiaries are entities over which the Group has the power to control the financial and operating policies so as to obtain benefits from their activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

PLASTEC INTERNATIONAL HOLDINGS LIMITED

FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 APRIL 2010

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 APRIL 2010

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

2.3 Subsidiaries (continued)

In consolidated financial statements, acquisition of subsidiaries (other than those under common control) is accounted for by applying the purchase method. This involves the estimation of fair value of all identifiable assets and liabilities, including contingent liabilities of the subsidiary, at the acquisition date, regardless of whether or not they were recorded in the financial statements of the subsidiary prior to acquisition. On initial recognition, the assets and liabilities of the subsidiary are included in the consolidated statement of financial position at their fair values, which are also used as the bases for subsequent measurement in accordance with the Group's accounting policies.

In the Company's statement of financial position, subsidiaries are carried at cost less any impairment loss unless the subsidiary is held for sale or included in a disposal group. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable at the reporting date. All dividends whether received out of the investee's pre or post-acquisition profits are recognised in the Company's profit or loss.

2.4 Foreign currency translation

These financial statements are presented in Hong Kong dollars (HK$), which is also the functional currency of the Company.

In the individual financial statements of the consolidated entities, foreign currency transactions are translated into the functional currency of the individual entity using the exchange rates prevailing at the dates of the transactions. At the reporting date, monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the reporting date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the reporting date retranslation of monetary assets and liabilities are recognised in the profit or loss.

Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined and are reported as part of the fair value gain or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

In the consolidated financial statements, all individual financial statements of foreign operations, originally presented in a currency different from the Group's presentation currency, have been converted into Hong Kong dollars. Assets and liabilities have been translated into Hong Kong dollars at the closing rates at the reporting date. Income and expenses have been converted into the Hong Kong dollars at the exchange rates ruling at the transaction dates, or at the average rates over the reporting period provided that the exchange rates do not fluctuate significantly. Any differences arising from this procedure have been recognised in other comprehensive income and accumulated separately in the exchange reserve in equity.

When a foreign operation is sold, such exchange differences are reclassified from equity to profit or loss as part of the gain or loss on sale.

2.5 Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods, net of rebates and discounts. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised as follows:

•	Sales of goods are recognised upon transfer of the significant risks and rewards of ownership to the customer. This is usually taken as the time when the goods are delivered and the customer has accepted the goods.

PLASTEC INTERNATIONAL HOLDINGS LIMITED

FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 APRIL 2010

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 APRIL 2010

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

2.5 Revenue recognition (continued)

•	Interest income is recognised on a time-proportion basis using the effective interest method.
•	Dividend is recognised when the right to receive payment is established

2.6 Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at acquisition cost less accumulated depreciation and impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Depreciation is provided to write off the cost less their residual values over their estimated useful lives, using the straight-line method, at the following rates per annum:

Buildings	5%
Plant and machineries	10% – 33.5%
Furniture, fixtures and equipment	5% – 20%
Leasehold improvements	15% – 20%
Computer equipment	20% – 33.33%
Motor vehicles	20%
Moulds	20% – 50%

The assets' estimated residual values, depreciation methods and estimated useful Eves are reviewed, and adjusted if appropriate, at each reporting date.

Construction in progress represents assets in the course of construction for production or for its own use purpose. It is stated at cost less any impairment loss and is not depreciated. Cost includes direct costs incurred during the periods on construction, installation and testing plus interest charges arising from borrowings used to finance these assets during the construction period, if any. Construction in progress is reclassified to the appropriate category of property, plant and equipment and depreciation commences when the construction work is completed and the asset is ready for use.

The gain or loss arising on retirement or disposal is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the profit or loss.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other costs, such as repairs and maintenance are charged to the profit or loss during the financial period in which they are incurred.

2.7 Prepaid lease payments

Upfront payments made to acquire land held under an operating lease are stated at costs less accumulated amortisation and any accumulated impairment losses. The determination if an arrangement is or contains a lease and the lease is an operating lease is detailed in Note 2.9. Amortisation is calculated on a straight line basis over the term of the lease/right of use except where an alternative basis is more representative of the time pattern of benefits to be derived by the Group from use of the land.

2.8 Impairment of non-financial assets

The Group's property, plant and equipment, prepaid lease payments and the Company's interests in subsidiaries are subject to impairment testing.

PLASTEC INTERNATIONAL HOLDINGS LIMITED

FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 APRIL 2010

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 APRIL 2010

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

2.8 Impairment of non-financial assets (continued)

For the purposes of assessing impairment, where an asset does not generate cash inflows largely independent from those from other assets, the recoverable amount is determined for the smallest group of assets that generate cash inflows independently (i.e. a cash-generating unit). As a result, some assets are tested individually for impairment and some are tested at cash-generating unit level.

An impairment loss is recognised as an expense immediately for the amount by which the asset's or cash-generating unit's carrying amount exceeds its recoverable amount unless the relevant asset is carried at a revalued amount under another standard, in which case the impairment loss is treated as a revaluation decrease under that standard. The recoverable amount is the higher of fair value, reflecting market conditions less costs to sell and value in use, based on an internal discounted cash flow evaluation.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount and only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

2.9 Leases

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i)	Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

(ii)	Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments of such assets, are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligation under finance leases.

Subsequent accounting for assets held under finance lease agreements corresponds to those applied to comparable acquired assets. The corresponding finance lease liability is reduced by lease payments less finance charges.

Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

PLASTEC INTERNATIONAL HOLDINGS LIMITED

FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 APRIL 2010

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 APRIL 2010

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

2.9 Leases (continued)

(iii)	Operating lease charges as the lessee

Where the Group has the right to use of assets held under operating leases, payments made under the leases are charged to profit or loss on a straight line basis over the lease terms except where an alternative basis is more representative of the time pattern of benefits to be derived from the leased assets. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rental are charged to profit or loss in the accounting period in which they are incurred.

2.10 Financial assets

The Group's accounting policies for financial assets other than interests in subsidiaries are set out below. Financial assets are classified into the categories of loans and receivables and cash and cash equivalents.

Management determines the classification of its financial assets at initial recognition depending on the purpose for which the financial assets were acquired and where allowed and appropriate, re-evaluates this designation at every reporting date.

All financial assets are recognised when, and only when, the Group becomes a party to the contractual provisions of the instrument. When financial assets are recognised initially, they are measured at fair value, plus directly attributable transaction costs.

Derecognition of financial assets occurs when the rights to receive cash flows from the investments expire or are transferred and substantially all of the risks and rewards of ownership have been transferred.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market These are subsequently measured at amortised cost using the effective interest method, less any impairment losses. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction cost

Impairment of financial assets

At each reporting date, financial assets are reviewed to determine whether there is any objective evidence of impairment.

Objective evidence of impairment of individual financial assets includes observable data that comes to the attention of the Group about one or more of the following loss events:

•	Significant financial difficulty of the debtor;
•	A breach of contract, such as a default or delinquency in interest or principal payments;
•	It becoming probable that the debtor will enter bankruptcy or other financial reorganisation;
•	Significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and
•	A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost

PLASTEC INTERNATIONAL HOLDINGS LIMITED

FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 APRIL 2010

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 APRIL 2010

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

2.10 Financial assets (continued)

Impairment of financial assets (continued)

Loss events in respect of a group of financial assets include observable data indicating that there is a measurable decrease in the estimated future cash flows from the group of financial assets. Such observable data includes but not limited to adverse changes in the payment status of debtors in the group and, national or local economic conditions that correlate with defaults on the assets in the group.

If any such evidence exists, the impairment loss is measured and recognised as follows:

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The amount of the loss is recognised in profit or loss of the period in which the impairment occurs.

If, in subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed to the extent that it does not result in a carrying amount of the financial asset exceeding what the amortised cost would have been had the impairment not been recognised at the date the impairment is reversed. The amount of the reversal is recognised in profit or loss of the period in which the reversal occurs.

2.11 Inventories

Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials computed using the first-in first-out method, and in the case of work in progress and finished goods, comprise direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and applicable selling expenses.

2.12 Cash and cash equivalents

Cash and cash equivalents include cash at bank and in hand and demand deposits with banks with original maturities of three months or less that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

2.13 Accounting for Income taxes

Income tax comprises current tax and deferred tax.

Current income tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting period, that are unpaid at the reporting date. They are calculated according to the tax rates and tax laws applicable to the fiscal periods to which they relate, based on the taxable profit for the year. All changes to current tax assets or liabilities are recognised as a component of tax expense in the profit or loss.

Deferred tax is calculated using the liability method on temporary differences at the reporting date between the carrying amounts of assets and liabilities in the financial statements and their respective tax bases. Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are recognised for all deductible temporary differences, tax losses available to be carried forward as well as other

PLASTEC INTERNATIONAL HOLDINGS LIMITED

FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 APRIL 2010

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 APRIL 2010

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

2.13 Accounting for Income taxes (continued)

unused tax credits, to the extent that it is probable that taxable profit, including existing taxable temporary differences, will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilised.

Deferred tax assets and liabilities are not recognised if the temporary difference arises from goodwill or from initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither taxable nor accounting profit or loss.

Deferred tax liabilities are recognised for taxable temporary differences arising on interests in subsidiaries, except where the Group is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax is calculated, without discounting, at tax rates that are expected to apply in the period the liability is settled or the asset realised, provided they are enacted or substantively enacted at the reporting date.

Changes in deferred tax assets or liabilities are recognised in profit or loss, or in other comprehensive income or directly in equity if they relate to items that are charged or credited to other comprehensive income or directly to equity.

Current tax assets and current tax liabilities are presented in net if, and only if,

(a)	the Group has the legally enforceable right to set off the recognised amounts; and
(b)	intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The Group presents deferred tax assets and deferred tax liabilities in net if, and only if,

(a)	the entity has a legally enforceable right to set off current tax assets against current tax liabilities; and
(b)	the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either.
(i)	the same taxable entity; or
(ii)	different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

2.14 Share capital

Ordinary shares are classified as equity. Share capital is determined using the nominal value of shares that have been issued.

2.15 Employee benefits

Retirement benefits

Retirement benefits to employees are provided through defined contribution plans.

The Group operates a defined contribution retirement benefit plan under the Mandatory Provident Fund Schemes Ordinance, for all of its employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees' basic salaries.

PLASTEC INTERNATIONAL HOLDINGS LIMITED

FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 APRIL 2010

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 APRIL 2010

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

2.15 Employee benefits (continued)

The employees of the Company's subsidiaries which operate in the People's Republic of China (the “PRC”) are required to participate in a central pension scheme operated by the local municipal government. The subsidiary is required to contribute certain percentage of its payroll costs to the central pension scheme.

Contributions are recognised as an expense in profit or loss as employees render services during the year. The Group's obligations under these plans is limited to the fixed percentage contributions payable.

Short-term employee benefits

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the reporting date.

Non-accumulating compensated absences such as sick leave and maternity leave are not recognised until the time of leave.

2.16 Borrowing costs

All borrowing costs are expensed as incurred.

2.17 Financial liabilities

The Group's financial liabilities include trade and other payables and accruals, borrowings, dividend payable and amounts due to subsidiaries.

Financial liabilities are recognised when the Group becomes a party to the contractual provisions of the instrument. All interest related charges are recognised as an expense in finance costs in the profit or loss.

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amount is recognised in the profit or loss.

Trade and other payables and accruals, dividend payable and amounts due to subsidiaries are recognised initially at their fair value and subsequently measured at amortised cost, using the effective interest method

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in profit or loss over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Obligation under finance leases are measured at initial value less the capital element of lease repayments. (Note 2.9)

PLASTEC INTERNATIONAL HOLDINGS LIMITED

FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 APRIL 2010

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 APRIL 2010

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

2.18 Financial guarantees Issued

A financial guarantee contract is a contract that requires the issuer (or guarantor) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee is initially recognised as deferred income within other payables. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognised in accordance with the Group's policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognised in profit or loss on initial recognition of any deferred income.

2.19 Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future uncertain events not wholly within the control of the Group are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Contingent liabilities are recognised in the course of the allocation of purchase price to the assets and liabilities acquired in a business combination. They are initially measured at fair value at the date of acquisition and subsequently measured at the higher of the amount that would be recognised in a comparable provision as described above and the amount initially recognised less any accumulated amortisaton, if appropriate.

2.20 Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

(i)	the party has the ability, directly or indirectly through one or more intermediaries, to control the group or exercise significant influence over the group in making financial and operating policy decisions, or has joint control over the group;
(ii)	the group and the party are subject to common control;
(iii)	the party is an associate of the group or a joint venture in which the group is a venturer;
(iv)	the party is a member of key management personnel of the group or the group's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;
(v)	the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or
(vi)	the party is a post-employment benefit plan which is for the benefit of employees of the group or of any entity that is a related party of the group.

PLASTEC INTERNATIONAL HOLDINGS LIMITED

FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 APRIL 2010

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 APRIL 2010

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

2.20 Related parties (continued)

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

3. ADOPTION OF NEW OR AMENDED IFRSs

In the current year, the Group has applied for the first time the following new standards, amendments and interpretations (the “new IFRSs”) issued by the IASB, which are relevant to and effective for the Group's financial statements for the annual period beginning on 1 May 2009.

IAS 1 (Revised)	Presentation of Financial Statements
IFRS 7 (Amended)	Improving Disclosures about Financial Instruments
Various	Annual Improvements to IFRS 2008 (May 2008)

Other than as noted below, the adoption of the new IFRSs had no material impact on how the results and financial position for the current and prior periods have been prepared and presented.

IFRS 1 (Revised 2007) Presentation of financial statements

The adoption of IFRS 1 (Revised 2007) makes certain changes to the format and titles of the primary financial statements and to the presentation of some items within these statements. It also gives rise to additional disclosures. The measurement and recognition of the Group's assets, liabilities, income and expenses is unchanged However, some items that were recognised directly in equity are now recognised in other comprehensive income. IFRS 1 affects the presentation of owner changes in equity and introduces a “Statement of comprehensive income”. Comparatives have been restated to conform with the revised standard. The Group has applied changes to its accounting polices on presentation of financial statements retrospectively. However, the changes to the comparatives have not affected the consolidated or parent company statement of financial position at 1 May 2008 and accordingly the third statement of financial position as at 1 May 2008 is not presented.

At the date of authorisation of these financial statements, certain new and amended IFRSs have been published but are not yet effective, and have not been adopted early by the Group.

The directors anticipate that all of the pronouncements will be adopted in the Group's accounting policy for the first period beginning after the effective date of the pronouncement. The directors are of the opinion that the new and amended IFRSs have been issued are not expected to have material impact of the Group's financial statements.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

PLASTEC INTERNATIONAL HOLDINGS LIMITED

FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 APRIL 2010

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 APRIL 2010

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS  – (continued)

(i)	Depreciation and amortisation

The Group depreciates its property, plant and equipment and amortises its prepaid lease payments in accordance with the accounting policies stated in Notes 2.6 and 2.7 respectively. The estimated useful lives reflect the management's estimate of the periods that the Group intends to derive future economic benefits from the use of these assets.

(ii)	Net realisable value of inventories

These estimates are based on the current market condition and the historical experience of selling products of similar nature. It could change significantly as a result of competitor actions in response to severe industry cycles. Management will reassess the estimations at the reporting date.

(iii)	Impairment of receivables

The Group's management determines impairment of receivables on a regular basis. This estimate is based on the credit history of the Group's receivables and the current market condition. When the Group's management determines that there are indicators of significant financial difficulties of the receivables such as default or delinquency in payments, allowance for impairment are estimated. The Group's management reassesses the impairment of receivables at the reporting date.

(iv)	Provision for taxes

There are certain transactions in the ordinary course of business for which the ultimate tax determination is uncertain. Significant judgement is required in determining the amount of the provision for taxes and the timing of payment of related taxes. Should the final tax outcome be different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made.

In the opinion of the directors, the current tax position is a fair reflection of the judgement exercised by them with respect to such transactions.

(v)	Impairment of assets (other than financial assets)

The Group assesses whether there are any indicators of impairment of assets at each reporting date. They are tested for impairment when there are indicators that the carrying amounts may not be recoverable. When value in use calculations are undertaken, management estimates the expected future cash flows from the asset or cash-generating unit and determines a suitable discount rate in order to calculate the present value of those cash flows.

5. REVENUE

Revenue, which is also the Group's turnover, represents the total invoiced sales net of returns and discounts.

PLASTEC INTERNATIONAL HOLDINGS LIMITED

FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 APRIL 2010

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 APRIL 2010

5. REVENUE  – (continued)

6. OTHER REVENUE AND NET INCOME

	2010	2009
	HK$'000	HK$'000
Other revenue
Bank interest income	60	240
Net exchange gain	997	—
Sales of scrapped materials	1,141	161
Sundry income	2,226	1,941
	4,424	2,342
Net income
Net gain on disposal of property, plant and equipment	1,077	—
	5,501	2,342

7. FINANCE COSTS

	2010	2009
	HK$'000	HK$'000
Interest charges on:
Bank loans repayable within 5 years	1,102	2,539
Finance lease charges	1,631	2,816
	2,733	5,355

8. PROFIT BEFORE INCOME TAX

	2010	2009
	HK$'000	HK$'000
Profit before income tax is arrived at after charging:
Amortisation of prepaid lease payments	25	25
Bad debt written off	—	324
Cost of inventories recognised as an expense	810,187	749,649
Depreciation
– Owned assets	111,599	92,978
– Leased assets	9,251	10,184
Net exchange loss	—	2,108
Operating lease charges on premises	17,661	19,142
Provision for impairment loss of inventories	5,571	—
Loss on disposal of property, plant and equipment	—	29,031
Staff costs (including directors' remuneration and retirement benefit scheme contributions)	186,938	175,024
Written-off of property, plant and equipment	40,348	—

PLASTEC INTERNATIONAL HOLDINGS LIMITED

FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 APRIL 2010

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 APRIL 2010

9. INCOME TAX EXPENSE

Hong Kong Profits Tax has been provided at the rate of 16.5% (2009: 16.5%) on the estimated assessable profits for the year. The Group's certain subsidiaries established and operating in the PRC are exempted from enterprise income tax for the first two profitable years of operations, and thereafter, are eligible for a 50% relief from enterprise income tax for the following three years. Remaining subsidiaries operating in the PRC are subject to PRC enterprise income tax rate of 25%. No PRC enterprise income tax provided as the Group's subsidiaries established in the PRC have no assessable profits during the year (2009: Nil).

	2010	2009
	HK$'000	HK$'000
Hong Kong Profits Tax
Current year	10,499	3,285
Over provision in prior years	—	(6,064)
	10,499	(2,779)
Overseas Profits Tax
Current year	—	24
Deferred tax (note 21)
Current year	358	3,527
Income tax expense	10,857	772

Reconciliation between income tax expense and accounting profit at applicable tax rates :

	2010	2009
	HK$'000	HK$'000
Profit before income tax	55,164	62,510
Tax on profit before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned	10,205	10,444
Tax effect of non-deductible expenses	1,010	4,052
Tax effect of non-taxable income	(7,242)	(5,680)
Unrecognised temporary difference	3,730	(4,082)
Tax effect of unused tax losses not recognised	3,154	2,570
Tax effect of prior year's unrecognised tax losses utilised during the year	—	(468)
Under/(over) provision in respect of prior years	—	(6,064)
Income tax expense	10,857	772

10. EMPLOYEE BENEFIT EXPENSE (including directors' emoluments)

	2010	2009
	HK$'000	HK$'000
Wages and salaries and other allowances	174,895	162,886
Pension costs – defined contribution plans	12,043	12,138
	186,938	175,024

PLASTEC INTERNATIONAL HOLDINGS LIMITED

FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 APRIL 2010

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 APRIL 2010

11. DIVIDEND

Dividend attributable to the year

	2010	2009
	HK$'000	HK$'000
Interim dividend of HK$2,400 per ordinary share (2009: HK$4,000)	30,000	50,000

12. PROPERTY, PLANT AND EQUIPMENT

The Group

	Construction in progress	Buildings	Plant and machineries	Furniture, fixtures and equipment	Leasehold Improvements	Computer equipment	Motor vehicles	Moulds	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1 May 2008
Cost	21,163	18,855	493,344	35,797	7,856	5,075	8,355	38,992	629,937
Accumulated depreciation	—	(1,447)	(195,857)	(17,313)	(5,136)	(3,377)	(5,428)	(14,126)	(242,684)
Net book amount	21,163	17,408	297,987	18,484	2,720	1,698	2,927	24,866	387,253
Year ended 30 April 2009
Opening net book amount	21,163	17,408	297,987	18,484	2,720	1,698	2,927	24,866	387,253
Additions	4,731	702	168,390	19,858	127	1,695	1,354	1,950	198,807
Disposals	—	—	(33,443)	(897)	—	(7)	(84)	(15,956)	(50,387)
Depreciation	—	(982)	(78,205)	(13,104)	(755)	(1,176)	(1,302)	(7,638)	(103,162)
Write-back on disposals	—	—	10,579	672	—	2	84	6,169	17,506
Transfer	(21,207)	409	321	20,470	—	7	—	—	—
Closing net book amount	4,687	17,537	365,629	45,483	2,092	2,219	2,979	9,391	450,017
At 30 April 2009 and at 1 May 2009
Cost	4,687	19,966	629,112	75,228	7,983	6,770	9,625	24,986	778,357
Accumulated depreciation	—	(2,429)	(263,483)	(29,745)	(5,891)	(4,551)	(6,646)	(15,595)	(328,340)
Net book amount	4,687	17,537	365,629	45,483	2,092	2,219	2,979	9,391	450,017
Year ended 30 April 2010
Opening net book amount	4,687	17,537	365,629	45,483	2,092	2,219	2,979	9,391	450,017
Additions	10,488	508	119,533	31,968	161	2,274	1,130	8,260	174,322
Disposals	—	—	(25,092)	(169)	—	(39)	(1,077)	—	(26,377)
Written off	—	—	(30,372)	(9,875)	(68)	(33)	—	—	(40,348)
Depreciation	—	(1,040)	(91,843)	(17,504)	(455)	(1,279)	(1,349)	(7,380)	(120,850)
Write-back on disposals	—	—	20,281	118	—	39	560	—	20,998
Transfer	(10,482)	420	5,913	1,110	2,656	87	296	—	—
Exchange realignment	10	(7)	759	104	60	5	32	—	963
Closing net book amount	4,703	17,418	364,808	51,235	4,446	3,273	2,571	10,271	458,725
At 30 April 2010
Cost	4,703	20,940	683,607	93,558	10,724	9,025	10,018	33,246	865,821
Accumulated depreciation	—	(3,522)	(318,799)	(42,323)	(6,278)	(5,752)	(7,447)	(22,975)	(407,096)
Net book amount	4,703	17,418	364,808	51,235	4,446	3,273	2,571	10,271	458,725

PLASTEC INTERNATIONAL HOLDINGS LIMITED

FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 APRIL 2010

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 APRIL 2010

12. PROPERTY, PLANT AND EQUIPMENT  – (continued)

The Group (continued)

Plant and machineries of net book value of HK$50,90l,000 (2009: HK$63,661,000) were held under finance lease.

The buildings which were located outside Hong Kong were held under medium lease terms.

13. PREPAID LEASE PAYMENTS

The Group

	2010	2009
	HK$'000	HK$'000
Opening net carrying amount	1,116	1,141
Amortisation	(25)	(25)
Exchange difference	25	—
Closing net carrying amount	1,116	1,116
Less: current portion	(25)	(25)
Non-current portion	1,091	1,091

The analysis of the net carrying amounts of prepaid lease payments according to lease periods is as follows:

	2010	2009
	HK$'000	HK$'000
Outside Hong Kong, held on:
Leases of between 10 and 50 years	1,116	1,116

14. INTERESTS IN SUBSIDIARIES

The Company

	2010	2009
	HK$'000	HK$'000
Unlisted investments, at cost	130,931	130,931
Loan to a subsidiary	29,947	28,397
	160,878	159,328

PLASTEC INTERNATIONAL HOLDINGS LIMITED

FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 APRIL 2010

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 APRIL 2010

14. INTERESTS IN SUBSIDIARIES  – (continued)

The Company (continued)

Particulars of the subsidiaries at 30 April 2010 are as follows:-

Name	Place of incorporation/ registration and operations	Type of legal entity	Nominal value of issued ordinary/ registered share capital	Percentage of equity attributable to the Company		Principal activities
				Direct	Indirect
Fast Achieve Enterprises Limited	BVI	Limited liability company	1 ordinary share of US$1	100%	—	Dormant
Broadway Industrial Holdings Limited	BVI	Limited liability company	3,850,000 ordinary shares of US$1 each	100%	—	Manufacturing of plastic parts of electronic appliances
Broadway Industrial Holdings Limited	Hong Kong	Limited liability company	1 ordinary share of HK$1	—	100%	Investment holding
	The People's Republic of China	Wholly owned foreign enterprise	Registered capital ofUS$6,000,000	—	100%	Manufacturing of plastic parts of electronic appliances
Broadway Manufacturing Company Limited	BVI	Limited liability company	1 ordinary share of US$1	100%	—	Property investment
Sun Ngai Spraying and Silk Print Co. Ltd.	BVI	Limited liability company	100 ordinary shares of US$1 each	100%	—	Provision of spraying and silk printing services
Sun Ngai Spraying and Silk Print (HK) Co, Ltd.	Hong Kong	Limited liability company	1 ordinary share of HK$1	—	100%	Dormant
Sun Line Industrial Limited	Hong Kong	Limited liability company	100,000 ordinary shares of HK$1 each	100%	—	Manufacturing of plastic products and provision of silk printing service
	The People's Republic of China	Wholly owned foreign enterprise	Registered capital of US$5,000,000	—	100%	Manufacturing of plastic parts of electronic appliances
New Skill Holdings Limited	Samoa	Limited liability company	1 ordinary share of US$1	100%	—	Investment holding
	The People's Republic of China	Wholly owned foreign enterprise	Registered capital of HK$17,000,000	—	100%	Manufacturing of plastic parts of electronic appliances
Sun Line (Macao Commercial Offshore) Company Limited	Macau	Limited liability company	100,000 ordinary share of MOP 1 each	100%	—	Trading of plastic products
Sun Terrace Industries Limited	BVI	Limited liability company	1 ordinary share of US$1	100%	—	Investment holding
Allied Sun Corporation Limited	Hong Kong	Limited liability company	1 ordinary share of US$1	—	100%	Investment holding
	The People's Republic of China	Wholly owned foreign enterprise	Registered capital of US$5,600,000	—	100%	Manufacturing of plastic parts of electronic appliances

Loan to a subsidiary is unsecured, interest free and repayable on 31 May 2013.

PLASTEC INTERNATIONAL HOLDINGS LIMITED

FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 APRIL 2010

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 APRIL 2010

14. INTERESTS IN SUBSIDIARIES  – (continued)

The Company (continued)

The amounts due from/(to) subsidiaries are unsecured, interest free and repayable on demand.

The financial statements of the above subsidiaries are audited by Grant Thornton, for group consolidation purpose.

15. INVENTORIES

The Group

	2010	2009
	HK$'000	HK$'000
Raw materials	38,751	36,930
Work in progress	22,722	27,271
Finished goods	18,396	18,962
	79,869	83,163
Less: Provision for impairment loss of inventories	(5,571)	—
	74,298	83,163

The movement in the provision for impairment loss of inventories is as follows:

	2010	2009
	HK$'000	HK$'000
Balance at the beginning of the year	—	—
Provision for the year	5,571	—
Balance at the end of the year	5,571	—

16. TRADE RECEIVABLES

The Group

	2010	2009
	HK$'000	HK$'000
Trade receivables	242,097	174,209
Less: bad debt written off	—	(324)
Trade receivables – net	242,097	173,885

The directors of the Group consider that the fair values of trade receivables which are expected to be recovered within one year are not materially different from their carrying amounts because these balances have short maturity periods on their inception.

The credit terms of the Group's trade receivables range from 30 to 180 days. The Group normally applies credit terms to its customers according to industry practice together with consideration of their creditability, repayment history and years of establishment The Group seeks to maintain strict control over its outstanding receivables. Overdue balances are regularly reviewed by the management.

PLASTEC INTERNATIONAL HOLDINGS LIMITED

FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 APRIL 2010

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 APRIL 2010

16. TRADE RECEIVABLES  – (continued)

The Group (continued)

The aging analysis of the Group's trade receivables as at the reporting date, based on due date and net of provision, is as follows :

	2010	2009
	HK$'000	HK$'000
Neither past due nor impaired	240,353	168,098
0 - 180 days past due	1,744	5,781
181 - 365 days past due	—	6
	242,097	173,885

Trade receivables that were neither past due nor impaired relate to customers for whom there was no recent history of default.

Trade receivables past due but not impaired were related to customers that had a good track record with the Group. Based on past experience, the management believe that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group did not hold any collateral in respect of trade receivables.

17. DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES

The Group

	2010	2009
	HK$'000	HK$'000
Non-current assets
Deposits paid for acquisition of property, plant and equipment	11,420	1,009
Prepaid rental	26,818	28,345
	38,238	29,354
Current assets
Other receivables	704	1,525
Deposits and prepayments	11,010	9,998
	11,714	11,523

The Company

	2010	2009
	HK$'000	HK$'000
Other receivables	13	—

18. CASH AND CASH EQUIVALENTS

The Group

	2010	2009
	HK$'000	HK$'000
Cash at bank and in hand	116,719	63,799
Short-term bank deposits	34,585	31,240
	151,304	95,039

PLASTEC INTERNATIONAL HOLDINGS LIMITED

FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 APRIL 2010

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 APRIL 2010

18. CASH AND CASH EQUIVALENTS  – (continued)

The Group (continued)

The short-term bank deposits earn 0.01% to 0.04% (2009: 0.01%) interest per annum. They have a maturity less than 3 months and are eligible for immediate cancellation without receiving any interest for the last deposit period.

The directors of the Group considered that the fair value of the short-term bank deposits is not materially different from their carrying amount because of the short maturity period on their inception.

Included in bank and cash balances of the Group of approximately HK$7,315,000 (2009: HK$16,029,000) was denominated in Renminbi (`RMB`) placed with banks in the PRC. RMB is not a freely convertible currency. Under the PRC's Foreign Exchange Control Regulations and Administration of Settlement and Sales and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for foreign currencies through banks that are authorised to conduct foreign exchange business.

The Company

	2010	2009
	HK$'000	HK$'000
Cash at bank and in hand	205	190
Short-term bank deposits	30,000	—
	30,205	190

The short-term bank deposits earn 0.01% (2009: nil) interest per annum. They have a maturity less than 3 months and are eligible for immediate cancellation without receiving any interest for the last deposit period.

19. TRADE AND OTHER PAYABLES AND ACCRUALS

The Group

	2010	2009
	HK$'000	HK$'000
Trade payables	136,014	86,481
Other payables and accruals	52,244	46,685
	188,258	133,166

The Company

	2010	2009
	HK$'000	HK$'000
Other payables and accruals	10	—

PLASTEC INTERNATIONAL HOLDINGS LIMITED

FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 APRIL 2010

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 APRIL 2010

20. BORROWINGS

The Group

	2010	2009
	HK$'000	HK$'000
Non-current
Bank loans (a)	32,736	2,500
Finance lease liabilities (b)	5,570	15,563
	38,306	18,063
Current
Bank loans (a)	81,240	44,141
Finance lease liabilities (b)	9,762	18,443
	91,002	62,584
Total borrowings	129,308	80,647
(a)	Bank loans

Bank loans were supported by corporate and personal guarantees given jointly by the Company and a director of the Company.

Bank loans were dominated in Hong Kong dollars with interest rates ranging from 1.33% to 2.73% per annum (2009: from 1.40% to 5.70% per annum).

(b)	Finance lease liabilities

The analysis of the Group's obligations under finance leases are as follows:

	2010	2009
	HK$'000	HK$'000
Total minimum lease payments:
Due within one year	10,404	20,032
Due in the second to fifth years	5,725	16,402
	16,129	36,434
Future finance charges on finance leases	(797)	(2,428)
Present value of finance lease liabilities	15,332	34,006

	2010	2009
	HK$'000	HK$'000
Present value of minimum lease payments:
Due within one year	9,762	18,443
Due in the second to fifth years	5,570	15,563
	15,332	34,006
Less: portion due within one year included under current liabilities	(9,762)	(18,443)
Portion due after one year Included under non-current liabilities	5,570	15,563

The Group entered into finance leases for items of plant and machinery. The lease periods are for 4 to 5 years. The Group has the option to purchase the leased equipments at prices that are expected to be sufficiently lower than the fair values of the leased assets at the end of the lease. None of the leases include contingent rentals.

PLASTEC INTERNATIONAL HOLDINGS LIMITED

FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 APRIL 2010

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 APRIL 2010

20. BORROWINGS  – (continued)

The Group (continued)

Finance lease liabilities are effectively secured by the underlying assets as the rights to the leased asset would be reverted to the lessor in the event of default by repayment by the Group.

The carrying values of the Group's borrowings are considered to be reasonable approximation of fair values.

21. DEFERRED TAX

The Group

The movement in the deferred tax liabilities during the year is as follows:

HK$'000
Accelerated tax depreciation
At 1 May 2008	11,271
Recognised in profit or loss	3,527
At 30 April 2009 and 1 May 2009	14,798
Recognised in profit or loss	358
At 30 April 2010	15,156

The Group has unrecognised tax losses of HK$39,173,000 (2009: HK$16,264,000) to carry forward against future taxable income. These tax losses do not expire under current legislation.

22. SHARE CAPITAL

	2010	2009
	HK$'000	HK$'000
Authorised:
50,000 ordinary shares of US$1 (equivalent to HK$7.8) each	390	390
Issued and fully paid:
12,500 ordinary shares of US$1 (equivalent to HK$7.8) each	98	98

23. RESERVES

The Group

Movements of the Group's reserves are disclosed in the consolidated statement of changes in equity on page F-8.

PLASTEC INTERNATIONAL HOLDINGS LIMITED

FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 APRIL 2010

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 APRIL 2010

23. RESERVES  – (continued)

The Company

	Share premium	Contribution surplus	Retained profits	Total
	HK$'000	HK$'000	HK$'000	HK$'000
At 1 May 2008	104,744	46,029	27,712	178,485
Profit for the year and total comprehensive income for the year	—	—	82,352	82,352
Dividend declared	—	—	(50,000)	(50,000)
At 30 April 2009 and 1 May 2009	104,744	46,029	60,064	210,837
Profit for the year and total comprehensive income for the year	—	—	26,154	26,154
Dividend declared	—	—	(30,000)	(30,000)
At 30 April 2010	104,744	46,029	56,218	206,991

The contribution surplus of the Company arose as a result of the reorganisation in prior year and represented the excess of the consolidated net assets of the subsidiaries acquired over the nominal value of the Company's shares issued in exchange thereof.

24. OPERATING LEASE COMMITMENTS

The Group

At the reporting date, the total future minimum lease payments under non-cancellable operating leases are payable by the Group as follows:

	2010	2009
	HK$'000	HK$'000
Within one year	15,151	13,280
In the second to fifth years, inclusive	36,108	46,756
Over five years	788	2,197
	52,047	62,233

The Group leases a number of properties under operating leases. The leases run for an initial period of 2 to 10 years, with an option to renew the lease and renegotiate the terms at the expiry date or at dates as mutually agreed between the Group and respective lessors. None of the leases include contingent rentals.

25. CAPITAL COMMITMENTS

The Group

	2010	2009
	HK$'000	HK$'000
Contracted but not provided for
Property, plant and equipment	35,612	827

PLASTEC INTERNATIONAL HOLDINGS LIMITED

FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 APRIL 2010

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 APRIL 2010

26. CONTINGENT LIABILITIES

The Company

	2010	2009
	HK$'000	HK$'000
Guarantees of banking facilities granted to subsidiaries	306,824	307,635

As at 30 April 2010, the maximum contingent liability of the Company at the reporting date under the guarantees issued to subsidiaries is the outstanding amount of the banking facilities utilised by the subsidiaries of approximately HK$129,308,000 (2009: HK$80,647,000).

Under the guarantees, the Company would be liable to pay the banks if the banks are unable to recover the amount granted.

At the reporting date, no provision for the Company's obligation under the guarantee contract has been made as the directors consider that it is not probable that the amounts granted will be in default.

27. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group does not have written risk management policies and guidelines. However, the board of directors of the Company meets periodically to analyse and formulate measures to manage the Group's exposure to market risk (including principally changes in interest rates and currency exchange rates), credit risk and liquidity risk. Generally, the Group employs conservative strategies regarding its risk management. As the Group's exposure to market risk is kept at a minimum level, the Group has not used any derivative or other instruments for hedging purposes. The Group does not hold or issue derivative financial instruments for trading purposes.

As at 30 April 2010, the Group's financial instruments mainly consisted of cash and cash equivalents, trade receivables, other receivables, trade and other payables and accruals, borrowings, dividend payable and receivable and amounts due from/(to) subsidiaries.

(a) Interest rate risk

Interest rate risk relates to the risk that the fair value or cash flows of a financial instrument will fluctuate because of the changes in market interest rates. Financial instruments bearing variable rates and fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively.

The interest rates and terms of repayment of the Group's borrowings are disclosed in Note 20. The directors of the Company consider the Group does not have significant exposure to interest rate risk in respect of the Group's borrowings as they are mainly at fixed rates and stated at amortised cost The Group's exposure to interest rate risk arises on bank deposits is not significant The Group has not used any derivative contracts to hedge its exposure to interest rate risk. The Group has not formulated a policy to manage the interest rate risk.

The directors of the Company consider the Group's exposures to cash flow interest rate risk on bank balances as follows:

Sensitive analysis – Group

At 30 April 2010, it is estimated that a general increase/decrease of 25 basis points in interest rates, with all other variables held constant, would increase/decrease the Group's profit after tax and retained profits by approximately HK$93,000 (2009: HK$121,000). There would be no impact on other components of consolidated equity in response to the general increase/decrease in interest rates.

PLASTEC INTERNATIONAL HOLDINGS LIMITED

FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 APRIL 2010

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 APRIL 2010

27. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES  – (continued)

The assumed changes in interest rates are considered to be reasonably possible based on observation of current market conditions and represents management's assessment of a reasonably possible change in interest rate over the next twelve month period.

The policies to manage interest rate risk have been followed by the Group since prior years and are considered to be effective.

(b) Credit risk

Credit risk refers to the risk that the counterparty to a financial instrument would fail to discharge its obligation under the terms of the financial instrument and cause a financial loss to the Group. The Group's exposure to credit risk mainly arises from granting credit to customers in the ordinary course of its operating activities.

The Group's cash and bank balances as at 30 April 2010 are mainly maintained with authorised banks in Hong Kong and the PRC. The Group's management considers the credit risk associated with these bank balances is insignificant.

The carrying amounts of the trade and other receivables included in the consolidated statement of financial position represent the Group's maximum exposure to credit risk in relation to the Group's financial assets. No other financial assets carry a significant exposure to credit risk. The Group has no significant concentration of credit risk due to its large customer base. Further details about the trade receivables are disclosed in Note 16 to the financial statements.

The Company does not have significant exposure to credit risk as at 30 April 2010 (2009: Nil).

The credit policies have been followed by the Group since prior years and are considered to be effective in limiting the Group's exposure to credit risk to a desirable level.

(c) Liquidity risk

Liquidity risk relates to the risk that the Group will not be able to meet its obligations associated with its financial liabilities. The Group is exposed to liquidity risk in respect of settlement of trade payables and its financing obligations, and also in respect of its cash flow management. The Group's objective is to maintain an appropriate level of liquid assets and committed lines of funding to meet its liquidity requirements in the short and longer term.

The contractual maturity analysis below is based on the undiscounted cash flows of the financial liabilities:

The Group

	As at 30 April 2010
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 5 years
	HK$'000	HK$'000	HK$'000	HK$'000
Trade and other payables and accruals	188,258	186,258	188,258	—
Borrowings	129,308	138,257	92,908	45,349
Dividend payable	60,000	60,000	60,000	—
	377,566	386,515	341,166	45,349

PLASTEC INTERNATIONAL HOLDINGS LIMITED

FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 APRIL 2010

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 APRIL 2010

27. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES  – (continued)

	As at 30 April 2009
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 5 years	More than 5 years
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Trade and other payables and accruals	133,166	133,166	133,166	—	—
Borrowings	80,647	83,552	64,438	18,988	126
Dividend payable	50,000	50,000	50,000	—	—
	263,813	266,718	247,604	18,988	126

The Company

	As at 30 April 2010
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand
	HK$'000	HK$’000	HK$'000
Other payables and accruals	10	10	10
Dividend payable	60,000	60,000	60,000
	60,010	60,010	60,010

	As at 30 April 2009
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand
	HK$'000	HK$'000	HK$'000
Amounts due to subsidiaries	33,382	33,382	33,382
Dividend payable	50,000	50,000	50,000
	83,382	83,382	83,382

The liquidity policies have been followed by the Group since prior years and are considered to be effective in managing liquidity risks.

(d) Foreign currency risk

Currency risk refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Group does not have significant exposure to foreign currency risk, as the Group's transactions are mainly dominated in HK$ and US$. As HK$ is pegged to US$ at a fixed exchange rate, the Group does not use derivative financial instruments to hedge its foreign currency risk. The Group reviews its foreign currency exposures regularly and does not consider its foreign exchange risk to be significant.

The Company does not have significant exposure to foreign currency risk at the reporting date (2009: Nil).

PLASTEC INTERNATIONAL HOLDINGS LIMITED

FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 APRIL 2010

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 APRIL 2010

27. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES  – (continued)

(e) Summary of financial assets and liabilities by category

The carrying amounts of the Group's and the Company's financial assets and liabilities as recognised at the reporting dates are catergorised as follows. See Notes 2.10 and 2.17 for explanations about how the classification of financial instruments affects their subsequent measurements.

The Group

	2010	2009
	HK$'000	HK$'000
Financial assets
Loans and receivables:
– Trade receivables	242,097	173,885
– Other receivables (Note 17)	704	1,525
Cash and cash equivalents	151,304	95,039
	394,105	270,449

	2010	2009
	HK$'000	HK$'000
Financial liabilities
Financial liabilities measured at amortised cost:
– Trade and other payables and accruals	(188,258)	(133,166)
– Borrowings	(129,308)	(80,647)
– Dividend payable	(60,000)	(50,000)
	(377,566)	(263,813)

The Company

	2010	2009
	HK$'000	HK$'000
Financial assets
Loans and receivables:
– Other receivables	13	—
– Dividend receivable	5,000	75,000
– Amounts due from subsidiaries	71,122	59,918
Cash and cash equivalents	30,205	190
	106,340	135,108

	2010	2009
	HK$'000	HK$'000
Financial liabilities
Financial liabilities measured at amortised cost:
– Other payable and accruals	(10)	—
– Amounts due to subsidiaries	—	(33,382)
– Dividend payable	(60,000)	(50,000)
	(60,010)	(83,382)

PLASTEC INTERNATIONAL HOLDINGS LIMITED

FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 APRIL 2010

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 APRIL 2010

28. CAPITAL MANAGEMENT POLICIES AND PROCEDURES

The Group's capital management objectives are to ensure the Group's ability to continue as a going concern and to provide an adequate return to shareholders by pricing goods commensurately with the level of risk.

The Group actively and regularly reviews and manages its capital structure to ensure optimal capital structure and shareholder returns, taking into consideration the future capital requirements of the Group, prevailing and projected capital expenditures and projected strategic investment opportunities.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group regards total equity presented on the face of the consolidated statement of financial position as capital, for capital management purpose, which the management considers as optimal having considered the projected capital expenditures and the forecast strategic investment opportunities.

The Group is not subject to externally imposed capital requirements.

29. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Plastec International Holdings Limited

We have audited the accompanying consolidated balance sheets of Plastec International Holdings Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) as of April 30, 2009 and 2008, and the related consolidated income statement, the consolidated statement of changes in equity, and consolidated cash flows statement for the year then ended. These consolidated financial statements are the responsibility of the management of the Company and its subsidiaries. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of April 30, 2009 and 2008, and the results of their operations and their cash flows for the year ended April 30, 2009 and 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Dominic K.F. Chan & Co
Certified Public Accountants
Hong Kong

September 24, 2010

PLASTEC INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 30TH APRIL, 2009

	NOTES	2009	2008
		HK$’000	HK$’000
Turnover	6	913,444	986,209
Cost of sales		(749,649)	(765,905)
Gross profit		163,795	220,304
Other income		2,342	2,584
Administrative expenses		(83,841)	(56,660)
Selling and distribution costs		(14,431)	(11,378)
Finance costs	7	(5,355)	(8,084)
Profit before taxation	8	62,510	146,766
Income tax expense	9	(772)	(8,643)
Profit for the year		61,738	138,123
Basic earnings per share	10	HK$ 4,939	HK$ 11,050

PLASTEC INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEET
AS AT 30TH APRIL, 2009

	NOTES	2009	2008
		HK$’000	HK$’000
Non-current assets
Property, plant and equipment	11	450,017	387,253
Deposits paid for acquisition of property, plant and equipment	12	29,354	5,105
Prepaid lease payments – non-current portion	13	1,091	1,116
		480,462	393,474
Current assets
Inventories, at cost	14	83,163	100,140
Trade and other receivables	15a	185,408	249,578
Prepaid lease payments	13	25	25
Bank balances and cash	15b	95,039	115,350
		363,635	465,093
Current liabilities
Trade and other payables	16a	133,166	148,310
Bills payable	16b	—	4,619
Taxation payable		15,457	26,834
Borrowings	17	62,584	101,766
Dividend payable		50,000	—
		261,207	281,529
Net current assets		102,428	183,564
Total assets less current liabilities		582,890	577,038
Non-current liabilities
Non-current borrowings	18	18,063	27,418
Deferred tax liabilities	20	14,798	11,271
		32,861	38,689
Net assets		550,029	538,349
Capital and reserves
Share capital	21	98	98
Reserves		119,502	119,560
Retained profit		430,429	418,691
		550,029	538,349

PLASTEC INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30TH APRIL, 2009

	Attributable to equity holders of the Company
	Share capital	Share premium	Capital reserve	Special reserve	Exchange reserve	Retained profits	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
			(Note 1)	(Note 2)
At 1st May, 2007	98	104,744	8,592	34	1,101	280,568	395,137
Exchange difference arising on translation of financial statements	—	—	—	—	5,089	—	5,089
Recognition of equity settled share-based payments	—	—	—	—	—	—
Profit for the year	—	—	—	—	—	138,123	138,123
Balance at 30th April, 2008	98	104,744	8,592	34	6,190	418,691	538,349
Exchange difference arising on translation of financial statements	—	—	—	—	(58)	—	(50,000)
Profit for the year	—	—	—	—	—	61,738	61,680
Dividend declared and approved	—	—	—	—	—	(50,000)	—
Balance at 30th April, 2009	98	104,744	8,592	34	6,132	430,429	550,029

Notes:

1.	The capital reserve represents the capital contribution from the ultimate shareholder and the recognition of share-based payment.
2.	The special reserve of the Group represents the difference between the nominal value of the aggregate share capital of the subsidiaries acquired by the Company pursuant to the group reorganisation in 2004 and the nominal value of the Company’s shares issued for the acquisition.

PLASTEC INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 30TH APRIL, 2009

	2009	2008
	HK$’000	HK$’000
OPERATING ACTIVITIES
Profit before taxation	62,510	146,766
Adjustments for:
Bank interest income	(240)	(839)
Depreciation of property, plant and equipment	103,162	79,765
Finance lease charges	2,816	3,582
Interest expense	2,539	4,502
Loss on disposal of property, plant and equipment	29,031	153
Release of prepaid lease payments	25	23
Bad debt written off	324	—
Operating cash flows before movements in working capital	200,167	233,952
Increase/(decrease) in inventories	16,977	(21,374)
Increase/(decrease) in trade and other receivables	35,501	(30,023)
Decrease in trade and other payables	(15,008)	(2,923)
Decrease in bills payable	(4,619)	(5,712)
Cash generated from operations	233,018	173,920
Profits tax paid	(8,624)	(7,779)
NET CASH FROM OPERATING ACTIVITIES	224,394	166,141
INVESTING ACTIVITIES
Deposits paid for acquisition of property, plant and equipment	(1,009)	(5,105)
Interest received	240	839
Proceeds from disposal of property, plant and equipment and prepaid lease payments	3,850	27,634
Purchase of property, plant and equipment	(183,602)	(170,384)
NET CASH USED IN INVESTING ACTIVITIES	(180,521)	(147,016)
FINANCING ACTIVITIES
Proceed from obligations under finance leases	6,612	—
Repayments of obligations under finance leases	(23,826)	(24,283)
Proceed from borrowings	252,197	93,001
Repayment of borrowings	(293,620)	(72,584)
Interest paid	(2,675)	(4,366)
Interest element of finance lease payments	(2,816)	(3,582)
NET CASH USED IN FINANCING ACTIVITIES	(64,128)	(11,814)
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(20,255)	7,311
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	(56)	818
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	115,350	107,221
CASH AND CASH EQUIVALENTS AT END OF THE YEAR, represented by bank balances and cash	95,039	115,350

PLASTEC INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATION FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30TH APRIL, 2009

1. GENERAL INFORMATION

Plastec International Holdings Limited is a limited company incorporated in the British Virgin Islands (“BVI”) on 18th February, 2004. The Company’s ultimate holding company is Excel Trade Enterprises Limited (“Excel Trade”) and its immediate holding company is Sun Yip Industrial Company Limited (“Sun Yip”). Both Excel Trade and Sun Yip are private limited companies incorporated in BVI. The address of the registered office of the Company is Sea Meadow House, Blackburne Highway, P.O. Box 116, Road Town, Tortola, BVI. The principal place of business of the Company is Unit 01, 21st Floor, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Hong Kong.

The consolidated financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company.

The Company acts as an investment holding company and the principal activities of its subsidiaries are set out in note 27.

2. APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, a number of new standard, amendment and interpretations (“new IFRSs”) issued by the International Accounting Standard board (“IASB”) which are effective for the Group’s financial year beginning 1 May 2008.

IAS 39 & IFRS 7 (Amendments)	Reclassification of Financial Assets
IFRIC – Int 9 & IAS 39 (Amendments)	Embedded Derivatives
IFRIC – Int 12	Service Concession Arrangements
IFRIC – Int 13	Customer Loyalty Programmes
IFRIC – Int 14	IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The adoption of the new IFRS(s) had no material effect on how the results and financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

Up to the date of issue of these financial statements, the IASB have issued a number of amendments, new standards and interpretations which are not effective for the year ended April 30, 2009 and which have not been adopted in these financial statements.

The adoption of IFRS 3 (Revised) may affect the accounting for business combination for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. IAS 27 (Revised) will affect the accounting treatment for changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control, which will be accounted for as equity transactions.

The directors of the Company anticipate that the application of the other new and revised standards, amendments or interpretations will have no material effect on how the results and the financial position of the Group are prepared and presented.

3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared under the historical cost basis, except for certain financial instruments, which are measured at fair value at initial recognition, as explained in the principal accounting policies set out below.

PLASTEC INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATION FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30TH APRIL, 2009

3. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

In addition, the consolidated financial statements have been prepared in accordance with all applicable International Accounting Standards (“IAS”), IFRS and Interpretations issued by the IASB and the International Financial Reporting Interpretations Committee of the IASB.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities (including special purpose entities) controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal course of business, net of discounts and sales related taxes.

Sales of goods are recognised when goods are delivered and title has passed.

Service income is recognised when services are provided.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into the presentation currency of the Group (i.e. Hong Kong dollars) at the rate of exchange prevailing on the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Borrowing costs

All borrowing costs are recognised as and included in finance costs in the consolidated income statement in the period in which they are incurred.

PLASTEC INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATION FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30TH APRIL, 2009

3. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Retirement benefits costs

Payments to defined contribution retirement benefit plans, the Mandatory Provident Fund Scheme (“MPF Scheme”) and state-managed retirement benefit schemes are charged as an expense when employees have rendered services entitling them to the contributions.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The liability for current tax of the Group is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on the differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax base used in the computation of taxable profit, is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary differences arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction which affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled. Deferred tax is charged or credited to profit or loss, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment, other than construction in progress, over their estimated useful lives after taking into account of their estimated residual value, using the straight-line method.

Construction in progress represents property, plant and equipment in the course of construction for production or for its own use purposes. Construction in progress is carried at cost less any recognised impairment loss. Construction in progress is classified to the appropriate category of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets.

PLASTEC INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATION FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30TH APRIL, 2009

3. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to profit or loss.

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

Leasehold land and building

The land and building elements of a lease of land and building are considered separately for the purpose of lease classification, unless the lease payments cannot be allocated reliably between the land and building elements, in which case, the entire lease is generally treated as a finance lease and accounted for as property, plant and equipment. To the extent the allocation of the lease payments can be made reliably, leasehold interests in land are accounted for as operating leases.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.

Prepaid lease payments

Prepaid lease payments, which represents up-front payments to acquire leasehold land interest, are initially stated at cost and released to consolidated income statement over the period of the lease on a straight-line basis.

Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

Financial assets

The Group’s financial assets are mainly loans and receivables.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

PLASTEC INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATION FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30TH APRIL, 2009

3. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Income is recognised on an effective interest basis for debt instruments.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including trade and other receivables and bank balances) are carried at amortised cost using the effective interest method, less any identified impairment losses (see accounting policy on impairment loss on financial assets below).

Impairment of loans and receivables

Loans and receivable are assessed for indicators of impairment at each balance sheet date. Loans and receivables are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition, the estimated future cash flows of the financial assets have been impacted.

Objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or
•	default or delinquency in interest or principal payments; or
•	it becoming probable that the borrower will enter bankruptcy or financial re-organisation.

For certain loans and receivables, such as trade receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments and the delayed payments in the portfolio past the credit period of 180 days.

An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

The carrying amount of the loans and receivables is reduced by the impairment loss directly for all loans and receivables with the exception of trade receivables where the carrying amount is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

If, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

PLASTEC INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATION FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30TH APRIL, 2009

3. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Interest expense is recognised on an effective interest basis.

Financial liabilities

Financial liabilities including trade and other payables, bills payable and bank borrowings are subsequently measured at amortised cost, using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the assets’ carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised directly in equity is recognised in the consolidated income statement.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in the consolidated income statement.

Impairment losses on tangible assets

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

4. CAPITAL RISK MANAGEMENT

The Group’s equity capital management objectives are to safeguard the Group’s ability to continue as a going concern and to provide an adequate return to shareholders commensurably with level of risk. To meet these objectives, the Group manages the equity capital structure and makes adjustments to it in the light of changes in economic conditions by paying dividends to shareholders, issuing new equity shares, and raising or repaying debts as appropriate.

PLASTEC INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATION FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30TH APRIL, 2009

4. CAPITAL RISK MANAGEMENT  – (continued)

The Group’s equity capital management strategy, which was unchanged from the previous periods, was to maintain a reasonable proportion in total debts and equity capital. The Group monitors equity capital on the basis of the net debt-to-adjusted capital ratio, which is calculated as net debt over adjusted capital. Net debt is calculated as total debt (which includes trade and other payables, borrowings and derivative financial instruments) plus unaccrued proposed dividends, less time deposits with a maturity period of three months or less, cash and bank balances. Adjusted capital comprises all components of equity and redeemable preference shares, other than amounts recognised in equity relating to cash flow hedges, less unaccrued proposed dividends.

The net debt-to-adjusted capital ratios are as follows:

	2009	2008
	HK$’000	HK$’000
Total debts	213,813	277,494
Cash and bank balances	(95,039)	(115,350)
Net debts	118,774	162,144
Total adjusted capital	550,029	538,349
Net debt-to-adjusted capital ratio	0.22	0.30

5. FINANCIAL INSTRUMENTS

5a. Categories of financial instruments

	2009	2008
	HK$’000	HK$’000
Financial assets
Loans and receivables (including cash and cash equivalents)	270,449	364,928
Financial liabilities
Amortised cost	263,813	282,113

5b. Financial risk management objectives and policies

The Group’s major financial instruments include trade receivables, bank balances, trade payables, bills payable, borrowings, amount due to a director and obligations under finance leases. Details of the financial instruments are disclosed in respective notes. The risks associated with these financial instruments include market risk (currency risk and interest rate risk), credit risk and liquidity risk. The policies on how to mitigate these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Market risk

(i) Currency risk

Several subsidiaries of the Group have foreign currency sales and purchases, which expose the Group to foreign currency risk. Approximately 42.0% and 41.1% of the Group’s sales and purchase respectively are denominated in currencies other than the functional currency of the group entity making the relevant sale or purchase. At the balance sheet date, there are trade receivables, bank balances and trade payables denominated in currencies other than the functional currency of the group entity.

PLASTEC INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATION FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30TH APRIL, 2009

5. FINANCIAL INSTRUMENTS  – (continued)

The carrying amounts of the Group’s foreign currency denominated monetary assets and liabilities at the reporting date are as follows:

	Liabilities		Assets
	2009	2008	2009	2008
	HK$’000	HK$’000	HK$’000	HK$’000
RMB	—	—	4,688	11,606
US$	20,561	25,302	73,728	61,590
JPY	—	—	97	786

The Group does not have a foreign currency hedging policy. However, management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

Sensitivity analysis

The following table details the Group’s sensitivity to a 5% increase and decrease in Hong Kong dollars against RMB. Sensitivity rate of 5% represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year end for a 5% change in foreign currency rates. A 5% weakening of Hong Kong dollars against RMB will give rise to an exchange gain and a 5% strengthening of Hong Kong dollars against RMB will have an equal and opposite impact, as follows:

	2009	2008
	HK$’000	HK$’000
Increase in profit for the year	234	620(i)

(i) Currency risk – continued

(i)	This is mainly attributable to the exposure outstanding on RMB receivables and bank balances at year end in the Group.
(ii)	The effect of changes in HK$ and US$ is not analysed as HK$ is pegged to US$.

In management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year end exposure does not reflect the exposure during the year.

(ii) Interest rate risk

The Group is exposed to fair value interest rate risk in relation to fixed-rate finance leases (see Note 19 for details). In addition, the Group has exposure to cash flow interest rate risk due to fluctuation of variable interest rate on bank balances and bank borrowings (see Notes 15, 17 and 18 for details of these bank balances and borrowings). It is the Group’s policy to keep its borrowings at floating rate of interests so as to minimise the fair value interest rate risk.

The Group does not have an interest rate hedging policy. However, management monitors interest rate exposures and will consider hedging significant interest rate exposures should the need arise.

The Group’s exposures to interest rates on financial liabilities are detailed in the liquidity risk management section of this note. The Group’s cash flow interest rate risk is mainly concentrated on the fluctuation of HIBOR arising from the Group’s HK$ bank balances and HK$ borrowings.

PLASTEC INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATION FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30TH APRIL, 2009

5. FINANCIAL INSTRUMENTS  – (continued)

Sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for the non-derivative instruments at the balance sheet date. For variable-rate bank balances and bank borrowings, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year. A 50 basis point increase or decrease represents management’s assessment of the reasonably change in interest rates.

If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Group’s profit for the year ended 30th April, 2009 would increase/decrease by HK$242,000 (2008: increase/decrease by HK$6,000). This is mainly attributable to the Group’s exposure to interest rates on its variable-rate bank balances and bank borrowings.

Credit risk

As at 30th April, 2009, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties is arising from the carrying amount of the respective recognised financial assets as stated in the consolidated balance sheet.

The Group trades only with recognised, creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is significantly reduced.

With respect to credit risk arising from other financial assets of the Group which comprise cash and cash equivalents, the Group’s exposure to credit risk arising from default of the counterparties is limited as the counterparties have good credit standing and the Group does not expect to have any significant loss for cash and cash equivalents.

At 30th April, 2009, approximately 43% (2008: 36.7%) of the Group’s trade receivables were due from the five largest customers. Management is currently seeking to expand the Group’s customer base in the market in order to reduce the reliance on a few major customers, and to mitigate the exposure from concentration of credit risk.

Liquidity risk

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of borrowings from financial institutions. In managing its liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by management to finance the Group’s operations and mitigate the effects of the fluctuation in cash flows. The management monitors the utilisation of bank borrowing and ensure compliance with loan covenants.

PLASTEC INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATION FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30TH APRIL, 2009

5. FINANCIAL INSTRUMENTS  – (continued)

The following table details the Group’s remaining contractual maturity for its financial liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

Liquidity table

	Weighted average effective interest rate	Less than 3 month	3 – 6 months	6 months to 1 year	1 – 3 years	Total undiscounted cash flows	Carrying amount at 30.4.2009
	%	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
2009
Trade and other payables	—	133,166	—	—	—	133,166	133,166
Dividend payable	—	50,000	—	—	—	50,000	50,000
Obligations under finance leases	5.4	5,415	5,214	9,426	16,366	36,421	34,006
Bank borrowings	—
- variable rate	1.8	18,604	10,967	14,811	2,749	47,131	46,641
		207,185	16,181	24,237	19,115	266,718	263,813

	Weighted average effective interest rate	Less than 3 month	3 – 6 months	6 months to 1 year	1 – 3 years	Total undiscounted cash flows	Carrying amount at 30.4.2008
	%	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
2008
Trade and other payables	—	148,310	—	—	——	148,310	148,310
Bills payable	—	—	4,619	—	—	4,619	4,619
Obligations under finance leases	5.4	5,414	5,267	10,375	23,750	44,806	41,119
Bank borrowings
- variable rate	5.2	77,667	5,261	1,315	5,650	89,893	88,065
		231,391	15,147	11,690	29,400	287,628	282,113

5c. Fair Value

The fair values of financial assets and financial liabilities of the Group are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using rates from observable current market transactions as input.

The directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the consolidated financial statements approximate their fair values.

6. TURNOVER AND BUSINESS AND GEOGRAPHICAL SEGMENTS

Turnover

Turnover represents revenue received or receivable for the manufacturing and trading of plastic products and provision of silk printing services, in the normal course of business, net of discount and sales related taxes.

PLASTEC INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATION FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30TH APRIL, 2009

6. TURNOVER AND BUSINESS AND GEOGRAPHICAL SEGMENTS  – (continued)

Business and geographical segments

The Group is solely engaged in the business of manufacturing and trading of plastic products and provision of silk printing services. For segment reporting purpose, management selected geographical segment based on location of customers as the primary segment. For the year ended 30th April, 2009, over 77% (2008: over 90%) of the Group’s revenue were from customers located in Hong Kong, irrespective of the origin of the goods/services.

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Additions to property, plant and equipment
	2009	2008	2009	2008
	HK$’000	HK$’000	HK$’000	HK$’000
The People’s Republic of China (the “PRC”)	568,027	504,986	198,807	190,000
Hong Kong	124,015	221,276	—	—
Others	57,016	16,957	—	—
	749,058	743,219	198,807	190,000

7. FINANCE COSTS

	2009	2008
	HK$’000	HK$’000
Interest on bank borrowings wholly repayable within five years	2,539	4,366
Imputed interest expense on non-current interest-free loan from a director	—	136
Interest on obligations under finance leases	2,816	3,582
	5,355	8,084

8. PROFIT BEFORE TAXATION

	2009	2008
	HK$’000	HK$’000
Profit before taxation has been arrived at after charging:
Directors’ remuneration
- fees	—	—
- other emoluments	7,155	7,139
- retirement benefit scheme contributions	42	42
	7,197	7,181
Other staff costs	155,731	142,070
Retirement benefit scheme contributions, excluding contributions for directors	12,096	10,831
Total staff costs	175,024	160,082
Auditors’ remuneration	607	1,820
Depreciation of property, plant and equipment	103,162	79,765
Release of prepaid lease payments	25	23
Net foreign exchange losses	2,108	5,124
Loss on disposal of property, plant and equipment	29,031	153
Cost of inventories recognised as expense	749,649	765,905
Professional fees incurred for postponed offering exercise	7,326	9,966
and after crediting:
Bank interest income	240	839
Bad debt written off	324	—

PLASTEC INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATION FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30TH APRIL, 2009

9. INCOME TAX EXPENSE

	2009	2008
	HK$’000	HK$’000
Current year
Hong Kong	3,285	8,784
Other regions in the PRC	—	1,618
Overseas	24	—
	3,309	10,402
(Over)underprovision in prior years
Hong Kong	(6,064)	(2,767)
Other regions in the PRC	—	—
	(6,064)	(2,767)
Deferred taxation (note 20)	3,527	1,008
	772	8,643

Taxation is calculated at the rates prevailing in the relevant jurisdictions.

In the opinion of the Directors, Hong Kong Profits Tax is provided for in the consolidated financial statements with reliance on the Departmental Interpretation and Practice Note No. 21 issued by the Hong Kong Inland Revenue Department regarding processing arrangements. The relevant subsidiaries have therefore made a provision at the prevailing Hong Kong Profits Tax rate on 50% of its estimated assessable profit from the sale of goods manufactured in the PRC under processing agreements for the year.

In the 2008 – 09 Financial Budget delivered on 27th February, 2008, the Financial Secretary of the Government of the Hong Kong Special Administrative Region proposed to lower the Hong Kong Profits Tax rate from 17.5% to 16.5%. The proposal was formally enacted on 26th June, 2008.

The subsidiaries in the PRC are entitled to an exemption from PRC Foreign Enterprise Income Tax for two years from their first profit-making year, followed by a 50% relief for the three years thereafter. After the exemption period, the subsidiaries in the PRC are subject to PRC Foreign Enterprise Income Tax at a rate of 33%.

On 16th March, 2007, the PRC promulgated the Law of the People’s Republic of China on Enterprise Income Tax (the “Tax Law”) by Order No. 63 of the President of the PRC. On 6th December, 2007, the State Council of the PRC issued Implementation Regulations of the New Law. The New Law and Implementation Regulations has changed the tax rate from 33% to 25% for the Company’s PRC subsidiaries after the tax exemption period as mentioned above.

Under Decree-Law No. 58/99/M, a Macau company incorporated under that Law (called “58/99/M Company”) is exempted from Macau complementary tax (Macau income tax) as long as the 58/99/M Company does not sell its products to a Macau resident company. The subsidiary incorporated in Macau is qualified as a 58/99/M Company.

PLASTEC INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATION FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30TH APRIL, 2009

9. INCOME TAX EXPENSE  – (continued)

The tax expense for the year can be reconciled to the profit before taxation per the consolidated income statement as follows:

	2009	2008
	HK$’000	HK$’000
Profit before taxation	62,510	146,766
Tax at the applicable tax rate	10,444	26,081
Non-assessable income	(5,680)	(12,511)
Non-deductible expenses	4,052	2,832
Tax losses of which no deferred income tax asset was recognised	—	(1,526)
Effect of tax exemption granted to the PRC subsidiaries	—	(1,564)
(Over)underprovision in prior years	(6,064)	(2,767)
Others	(1,980)	(1,902)
Tax expense for the year	772	8,643

Details of deferred taxation are set out in note 20.

10. BASIC EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit for the year of HK$61,738,000 (2008: HK$138,123,000) and on the weighted average number of 12,500 (2008: 12,500) shares in issue during the year.

No diluted earnings per share were presented as there was no potential ordinary share in issue during the year.

PLASTEC INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATION FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30TH APRIL, 2009

11. PROPERTY, PLANT AND EQUIPMENT

	Construction in progress	Buildings	Plant and machinery	Furniture, fixtures and equipment	Leasehold improvements	Computer equipment	Motor vehicles	Moulds	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
COST
At 1st May, 2007	—	12,376	350,986	32,720	7,775	3,928	7,515	22,119	437,419
Exchange adjustments	—	2,317	1,934	196	—	30	54	—	4,531
Additions	24,283	1,097	142,839	2,853	81	1,117	857	16,873	190,000
Disposals	—	—	(1,942)	—	—	—	(71)	—	(2,013)
Reclassification	(3,120)	3,065	27	28	—	—	—	—	—
At 30th April, 2008	21,163	18,855	493,844	35,797	7,856	5,075	8,355	38,992	629,937
Exchange adjustments
Additions	4,731	702	168,390	19,858	127	1,695	1,354	1,950	198,807
Disposals	—	—	(33,443)	(897)	—	(7)	(84)	(15,956)	(50,387)
Reclassification	(21,207)	409	321	20,470	—	7	—	—	—
At 30th April, 2009	4,687	19,966	629,112	75,228	7,983	6,770	9,625	24,986	778,357
DEPRECIATION
At 1st May, 2007	—	530	135,255	11,075	4,230	2,312	4,197	5,818	163,417
Exchange adjustments	—	158	479	59	—	14	18	—	728
Provided for the year	—	759	61,292	6,179	906	1,051	1,270	8,308	79,765
Eliminated on disposals	—	—	(1,169)	—	—	—	(57)	—	(1,226)
At 30th April, 2008	—	1,447	195,857	17,313	5,136	3,377	5,428	14,126	242,684
Exchange adjustments
Provided for the year	—	982	78,205	13,104	755	1,176	1,302	7,638	103,162
Written back on disposal	—	—	(10,579)	(672)	—	(2)	(84)	(6,169)	(17,506)
At 30th April, 2009	—	2,429	263,483	29,745	5,891	4,551	6,646	15,595	328,340
CARRYING VALUE
At 30th April, 2009	4,687	17,537	365,629	45,483	2,092	2,219	2,979	9,391	450,017
At 30th April, 2008	21,163	17,408	297,987	18,484	2,720	1,698	2,927	24,866	387,253

The above items of property, plant and equipment, other than construction in progress, are depreciated on a straight-line basis at the following rates per annum:

Buildings	3 1/3
Leasehold improvements	15%
Plant and machinery	15% – 20%
Furniture, fixtures and equipment	15% – 20%
Computer equipment	20% – 33 1/3%
Motor vehicles	20%
Moulds	20% – 50%

At 30th April, 2009, the carrying value of the Group’s property, plant and equipment included an amount of approximately HK$63,705,000 (2008: HK$70,832,000) in respect of assets held under finance leases.

The buildings of the Group are situated on properties held under medium term land use rights.

PLASTEC INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATION FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30TH APRIL, 2009

12. DEPOSITS PAID FOR ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT

The deposits were paid in connection with the acquisition of property, plant and equipment for new production facilities in the PRC. The amounts outstanding are shown as capital commitments in note 24.

13. PREPAID LEASE PAYMENTS

The Group’s prepaid lease payments represent prepaid operating lease payments and their net book values are analysed as follows:

	2009	2008
	HK$’000	HK$’000
Balance b/f	1,141	1,031
Additions/(Disposals)	—	133
Amortisation	(25)	(23)
Balance c/f	1,116	1,141

The prepaid lease payments, in respect of land and building situated outside of Hong Kong, are held under lease of between 10 and 50 years, analysed for reporting purposes as:

	2009	2008
	HK$’000	HK$’000
Non-current asset	1,091	1,116
Current asset	25	25
	1,116	1,141

14. INVENTORIES, AT COST

	2009	2008
	HK$’000	HK$’000
Raw materials	36,930	46,395
Work in progress	27,271	32,649
Finished goods	18,962	21,096
	83,163	100,140

15. OTHER FINANCIAL ASSETS

15a. Trade and other receivables

	2009	2008
	HK$’000	HK$’000
Trade receivables	173,885	241,059
Other receivables	11,523	8,519
Total trade and other receivables	185,408	249,578

PLASTEC INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATION FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30TH APRIL, 2009

15. OTHER FINANCIAL ASSETS  – (continued)

The Group generally allows as average credit period ranging from 60 to 120 days to its customers. An aged analysis of the trade receivables is as follows:

	2009	2008
	HK$’000	HK$’000
Less than 30 days	67,561	82,751
31 – 60 days	63,053	76,630
61 – 90 days	23,796	23,584
91 – 120 days	10,388	33,936
121 – 180 days	7,147	24,098
Over 180 days	1,940	60
	173,885	241,059

Included in the Group’s trade receivable balance are debtors with an aggregate carrying amount of HK$1,940,000 (2008: HK$60,000) which were past due at the reporting date for which the Group has not provided for impairment loss. The Group does not hold any collateral over these balances. As at 30th April, 2009, management assessed and considered the Group’s outstanding trade receivables of good credit quality.

15b. Bank balances and cash

Bank balances and cash comprised short-term bank deposits with an original maturity of three months or less which carry interest at prevailing market rates from 0.01% to 1.28% per annum (2008: 0.1% to 4.5%) per annum.

16. OTHER FINANCIAL LIABILITIES

16a. Trade and other payables

	2009	2008
	HK$’000	HK$’000
Trade creditors	86,481	106,607
Other creditors and accruals	46,685	41,703
	133,166	148,310

Included in trade and other payables are trade payables of HK$86,481,000 and other payables of HK$46,685,000 (2008: HK$ 106,607,000 and HK$41,703,000) and the trade payables’ aged analysis is as follows:

	2009	2008
	HK$’000	HK$’000
Less than 30 days	31,909	55,181
31 – 60 days	21,784	33,235
61 – 90 years	12,259	12,794
91 – 180 days	6,079	5,397
Over 180 days	14,450	—
	86,481	106,607

16b. Bills payable

At both balance sheet dates, the bills payable were aged less than 180 days.

PLASTEC INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATION FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30TH APRIL, 2009

17. BORROWINGS

	Notes	2009	2008
		HK$’000	HK$’000
Current portion of non-current borrowings	18	18,443	21,201
Bank loans		44,141	80,565
		62,584	101,766

18. NON-CURRENT BORROWINGS

	Notes	2009	2008
		HK$’000	HK$’000
Bank loans, unsecured		2,500	7,500
Obligations under finance lease	19	34,006	41,119
		36,506	48,619
Less: current portion	17	(18,443)	(21,201)
		18,063	27,418

All the above bank borrowings were unsecured, variable-rate borrowings denominated in Hong Kong Dollars. The borrowings carried interest at contractual rates ranged from HIBOR plus 1.25% per annum to 2.0% per annum (2008: HIBOR plus 1.25% per annum to 2.0% per annum), which would be repriced when HIBOR was charges. The average effective interest rate was 3.5% (2008: 5.2%) per annum.

19. SIGNIFICANT OBLIGATIONS UNDER FINANCE LEASES

As at the balance sheet date, the Group had significant obligations under finance leases repayable as follows:

	Notes	2009	2008
		HK$’000	HK$’000
Present value of the lease payments:
Within 1 year	17	18,443	18,701
Between 1 and 5 years		15,563	22,418
		34,006	41,119
Interest expenses relating to future years:
Within 1 year		1,589	2,355
Between 1 and 5 years		839	1,332
		2,428	3,687

	2009	2008
	HK$’000	HK$’000
Total lease payments:
Within 1 year	20,032	21,056
Between 1 and 5 years	16,402	23,750
	36,434	44,806

PLASTEC INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATION FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30TH APRIL, 2009

19. SIGNIFICANT OBLIGATIONS UNDER FINANCE LEASES  – (continued)

The Group has leased certain of its plant and machinery and motor vehicles finance leases. The lease terms ranged from three to five years. The effective borrowing rates are ranged from 4.5% to 7.1% (2008: 3.7% to 7.1%) per annum. Interest rates underlying all obligations under finance leases are fixed at respective contract dates. All leases are on a fixed repayment basis and no arrangements have been entered in to for contingent rental payments.

The obligations under finance leases are secured by lessors’ charge over the leased assets and are guaranteed by Mr. Sze-to Kin Sun.

20. DEFERRED TAXATION

The following are the deferred tax liabilities / (assets) recognised and movements thereon during the current and prior year:

	Accelerated tax depreciation	Tax losses	Total
	HK$’000	HK$’000	HK$’000
At 1st May, 2007	15,511	(5,248)	10,263
Charge (credit) to consolidated income statement for the year	1,458	(450)	1,008
At 30th April, 2008	16,969	(5,698)	11,271
Charge (credit) to consolidated income statement for the year	4,009	(482)	3,527
At 30th April, 2009	20,978	(6,180)	14,798

For the purpose of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

	2009	2008
	HK$’000	HK$’000
Deferred tax assets	(358)	(358)
Deferred tax liabilities	15,156	11,629
	14,798	11,271

At 30th April, 2009, the Group had unused tax losses of approximately HK$16,264,000 available for offset against future assessable profits and a deferred tax has been recognised in respect of these tax losses.

21. SHARE CAPITAL

	Number of ordinary shares	Amount
		US$
Ordinary shares of US$1 each
Authorised:
At 1st May, 2007, 30th April, 2008 and 30th April, 2009	50,000	50,000
Issued and fully paid:
At 1st May, 2007, 30th April, 2008 and 30th April, 2009	12,500	12,500
Shown in the consolidated financial statements:
At 30th April, 2008 and 30th April, 2009		HK$97,500

PLASTEC INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATION FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30TH APRIL, 2009

22. MAJOR NON-CASH TRANSACTIONS

During the year, the Group entered into finance lease arrangements in respect of property, plant and equipment with a total capital value at the inception of the finance leases of HK$18,791,976 (2008: HK$17,936,000).

During the year, deposits paid for property, plant and equipment amounting to HK$5,105,000 (2008: HK$2,537,000) were transferred to property, plant and equipment.

During the year, HK$8,754,000 (2008: HK$2,501,000) were outstanding in relation to purchase of property, plant and equipment in the year.

23. OPERATING LEASE COMMITMENTS

The Group as lessee

During the year, the Group made minimum lease payments under operating leases of approximately HK$19,014,000 (2008: HK$18,080,000) in respect of rented premises.

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	2009	2008
	HK$’000	HK$’000
Within one year	13,280	17,661
In the second to fifth year inclusive	46,756	45,654
Over five years	2,197	2,934
	62,233	66,249

Operating lease payments represent rentals payable by the Group for certain of its factory and office premises. Leases are negotiated for terms ranging from one to ten years and rentals are fixed during the lease periods.

24. CAPITAL COMMITMENTS

	2009	2008
	HK$’000	HK$’000
Capital expenditure in respect of the acquisition of property, plant and equipment contracted for but not provided in the consolidated financial statements	827	13,095

25. RETIREMENT BENEFIT SCHEMES

The Group operates a MPF Scheme for all qualifying employees in Hong Kong. The assets of the Scheme are held separately from those of the Group, in funds under the control of trustees. The Group contributes the lower of 5% of the relevant payroll costs or HK$l,000, for each of the employees every month, to the MPF Scheme, which contribution is matched by employees.

The employees in the Group’s subsidiaries in the PRC are members of the state-managed retirement benefit scheme operated by the government in the PRC. The subsidiaries in the PRC are required to contribute a certain percentage of the employees’ payroll to the retirement benefit scheme to fund the benefits. The only obligation of the Group with respect to the state-managed retirement benefit scheme is to make the required contributions under the scheme.

The total cost charged to the consolidated income statement of approximately HK$12,138,000 (2008: HK$10,873,000) represents contributions payable to these schemes by the Group for the year.

PLASTEC INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATION FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30TH APRIL, 2009

26. RELATED PARTY DISCLOSURES

(I) Related party transactions

The remuneration of directors and key management personnel of the Group during the year was as follows:

	2009	2008
	HK$’000	HK$’000
Short-term benefits	8,969	8,713
Retirement benefits scheme contribution	66	64
	9,035	8,777

(II) Banking facilities

In addition to the personal guarantee given in respect for the obligations under finance leases as set out in note 19, Mr. Sze-to Kin Sun has also provided personal guarantees in respect of banking facilities granted to the Group.

27. SUBSIDIARIES

Details of the Company’s subsidiaries as at 30th April, 2009 and 30th April, 2008 are as follows:

Name of subsidiary	Place and date of incorporation/ establishment	Place of operation	Nominal value of issued and fully paid share capital/ registered capital	Attributable equity interest of the Group		Principal activities
				Directly	Indirectly
Sun Line Industrial Limited	Hong Kong 27th April, 1993	Hong Kong	HK$100,000	100%	—	Manufacturing of plastic products and provision of silk printing services
Sun Ngai Spraying and Silk Print Co., Ltd.	BVI 25th July, 1995	Hong Kong	US$100	100%	—	Provision of spraying and silk printing services
Sun Ngai Spraying and Silk Print (HK) Co., Limited	Hong Kong 22nd March, 2006	Hong Kong	HK$1	—	100%	Inactive
Fast Achieve Enterprises Limited	BVI 10th March, 2004	Hong Kong	US$1	100%	—	Inactive
Sun Terrace Industries Limited	BVI 2nd March, 2004	Hong Kong	US$1	100%	—	Inactive
New Skill Holdings Limited	Samoa 29th March, 2004	Hong Kong	US$1	100%	—	Investment holding
Sun Line (Macao Commercial Offshore) Company Limited	Macau 13th August, 2004	Macau	MOP$100,000	100%	—	Trading of plastic products
	The PRC 20th February, 2004	The PRC	US$5,000,000 (note (ii))	—	100%	Manufacturing of plastic parts of electronic appliances

PLASTEC INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATION FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30TH APRIL, 2009

27. SUBSIDIARIES  – (continued)

Name of subsidiary	Place and date of incorporation/ establishment	Place of operation	Nominal value of issued and fully paid share capital/ registered capital	Attributable equity interest of the Group		Principal activities
				Directly	Indirectly
	The PRC 8th December, 2004	The PRC	HK$l7,000,000 (note (iii))	—	100%	Manufacturing of plastic parts of electronic appliances
Broadway Industrial Holdings Limited	BVI 17th August, 2005	The PRC	US$3,850,000	100%	—	Manufacturing of plastic parts of electronic appliances
Broadway Industrial Holdings Limited	Hong Kong 22nd March, 2006	Hong Kong	HK$1	—	100%	Inactive
	The PRC 26th August, 2008	The PRC	US$3,500,000 (note (iv))	—	100%	Manufacturing of plastic parts of electronic appliances
Broadway Manufacturing Company Limited	BVI 17th August, 2005	The PRC	US$1	100%	—	Inactive
Allied Sun Corporation Limited	Hong Kong 21st August, 2008	Hong Kong	US$1	—	100%	Investment holding
	The PRC l0th October, 2008	The PRC	US$5,600,000 (note (v))	—	100%	Manufacturing of plastic parts of electronic appliances

Notes:

(i)	, , and were established as wholly-owned foreign enterprises in the PRC.
(ii)	The registered capital of is US$5,000,000. At the balance sheet date, US$5,000,000 was fully paid up. (2008: US$5,000,000).
(iii)	The registered capital of is HK$I7,000,000. At the balance sheet date, HK$17,000,000 was fully paid up (2008: HK$14,049,800).
(iv)	The registered capital of is US$3,500,000. At the balance sheet date, only US$644,712 was paid up. (2008: US$Nil).
(v)	The registered capital of is US$5,600,000. At the balance sheet date, only US$840,050 was paid up. (2008: US$Nil).

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

BALANCE SHEETS

	April 30, 2010	October 31, 2009
	(unaudited)
ASSETS
Cash and cash equivalents	$94,048	$2,036
Investments held in trust at amortized cost	36,006,706	—
Prepaid expenses	32,674	—
Deferred offering costs	—	489,991
Total assets	$36,133,428	$492,027
LIABILITIES and SHAREHOLDERS’ EQUITY
Liabilities:
Accounts payable and accrued liabilities	$76,832	$368,973
Due to related party	—	125,000
Deferred underwriter’s commission	1,440,000	—
Total Liabilities	1,516,832	493,973
Common stock, subject to possible conversion, 2,915,999 shares stated at conversion value	29,159,990	—
Shareholders’ equity:
Ordinary shares, $.001 par value
Authorized 50,000,000 shares:
4,800,000 and 1,380,000 shares issued and outstanding, respectively	1,884	1,380
Additional Paid-in capital	5,590,932	23,620
Deficit accumulated during the development stage	(136,210)	(26,946)
Total shareholders’ equity	5,456,606	(1,946)
Total liabilities and shareholders’ equity	$36,133,428	$492,027

The accompanying notes are an integral part of these financial statements

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

STATEMENTS OF OPERATIONS
(Unaudited)

	For the Period from November 1, 2009 to April 30, 2010	For the Period from November 1, 2008 to April 30, 2009	For the Period from March 27, 2008 (inception) to April 30, 2010
Revenue	$—	$—	$—
Formation and operating costs	115,970	2,533	142,916
Loss from operations	(115,970)	(2,533)	(142,916)
Interest income	6,706	—	6,706
Net Loss	$(109,264)	$(2,533)	$(136,210)
Weighted average shares outstanding	4,800,000	1,380,000
Basic and diluted net loss per share	$(0.02)	$—

The accompanying notes are an integral part of these financial statements

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Period from March 27, 2008 (Inception) to April 30, 2010
(Unaudited)

	Ordinary Shares		Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Shareholders’ Equity
	Shares	Amount
Ordinary shares issued at inception at $0.02 per share	1,380,000	$1,380	$23,620	$—	$25,000
Net loss for the period from March 27, 2008 (inception) to October 31, 2008	—	—	—	(8,967)	(8,967)
Balance at October 31, 2008	1,380,000	1,380	23,620	(8,967)	16,033
Net loss for the period from November 1, 2008 to October 31, 2009	—	—	—	(17,979)	(17,979)
Balance at October 31, 2009	1,380,000	1,380	23,620	(26,946)	(1,946)
Founders’ Shares Forefeited	(180,000)	(180)	180	—	—
Sale of 3,600,000 units, net of underwriter’s commissions and offering expenses (includes 2,915,999 shares subject to possible conversion)	3,600,000	3,600	32,924,206	—	32,927,806
Proceeds subject to possible conversion of 2,915,999 shares	—	(2,916)	(29,157,074)	—	(29,159,990)
Proceeds from issuance of private placement warrants	—	—	1,800,000	—	1,800,000
Net loss for the period from November 1, 2009 to April 30, 2010	—	—	—	(109,264)	(109,264)
Balance at April 30, 2010	4,800,000	$1,884	$5,590,932	$(136,210)	$5,456,606

The accompanying notes are an integral part of these financial statements

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Period from November 1, 2009 to April 30, 2010	For the Period from November 1, 2008 to April 30, 2009	For the Period from March 27, 2008 (inception) to April 30, 2010
Cash flows from operating activities
Net loss	$(109,264)	$(2,533)	$(136,210)
Changes in operating assets and liabilities:
Prepaid expenses	(32,674)	—	(32,674)
Deferred offering costs	489,991	—	—
Accounts payable	(292,141)	—	76,832
Net cash provided (used in) operating activities	55,912	(2,533)	(92,052)
Cash flows from investing activities
Interest reinvested in trust account	(6,706)	—	(6,706)
Cash placed in trust	(36,000,000)	—	(36,000,000)
Net cash used by investing activities	(36,006,706)	—	(36,006,706)
Cash flows from financing activities
Proceeds from sale of ordinary shares to founding Shareholders	—	—	25,000
Proceeds from due to shareholder	—	—	125,000
Repayment of due to shareholder	(125,000)	—	(125,000)
Proceeds from sale of warrants in private placement	1,800,000	—	1,800,000
Proceeds from initial public offering	36,000,000	—	36,000,000
Payment of underwriters discount and offering costs	(1,632,194)	—	(1,632,194)
Net cash provided by financing activities	36,042,806	—	36,192,806
Net increase (decrease) in cash and cash equivalent	92,012	(2,533)	94,048
Cash and cash equivalents at beginning of period	2,036	15,516	—
Cash and cash equivalents at end of period	$94,048	$12,983	$94,048
Supplemental disclosures of non-cash financing activities
Deferred underwriter commissions included in proceeds from initial public offering	$1,440,000	$—	$1,440,000

The accompanying notes are an integral part of these financial statements

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Plan of Business Operations

GSME Acquisition Partners I (the “Company”) was incorporated in the Cayman Islands on March 27, 2008 as a blank check company whose objective is to acquire an operating business, or control of such operating business through contractual arrangements, that has its principal operations located in the People’s Republic of China.

At April 30, 2010, the Company had not yet commenced any operations. All activity from March 27, 2008 (inception) to April 30, 2010 relates to the Company’s formation and the public offering described below. On November 25, 2009, the Company changed its fiscal year end from December 31 to October 31.

The registration statement for the Company’s initial public offering (the “Offering”) was declared effective on November 19, 2009. The Company consummated the Offering on November 25, 2009 and received net proceeds of $36,000,000 and $1,800,000 from the private placement sale of insider warrants (Note 3). Substantially, all of the net proceeds of the Offering are intended to be generally applied toward consummating a business combination (“Business Combination”). The Company’s management has complete discretion in identifying and electing the target business. There is no assurance that the Company will be able to successfully effect a Business Combination. Management agreed that at least $10 per unit sold in the Offering (or $36,000,000) would be held in a trust account (“Trust Account”) and invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 until the earlier of (i) the consummation of its first Business Combination and (ii) liquidation of the Company. The placing of funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, prospective target businesses and other entities it engages execute agreements with the Company waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. Two of the Company’s officers have agreed that they will be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced below $10.00 per share by the claims of target businesses or by vendors or other entities that are owed money by the Company for services rendered contracted for or products sold to the Company. However, there can be no assurance that they will be able to satisfy those obligations. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Additionally, any interest earned on the Trust Account may be released to the Company to fund working capital and to pay the Company’s tax obligations.

The Company, after signing a definitive agreement for the acquisition of a target business, is required to submit such transaction for shareholder approval. In the event that shareholders owning more than 80.99% of the total number of shares sold in the Offering exercise their conversion rights, regardless of whether they vote for or against the Business Combination, the Business Combination will not be consummated. All of the Company’s shareholders prior to the Offering, including all of the officers and directors of the Company (“Initial Shareholders”), have agreed to vote their founding ordinary shares in accordance with the vote of the majority in interest of all other shareholders of the Company (“Public Shareholders”) with respect to any Business Combination and have agreed to vote any ordinary shares acquired in the Offering or in the aftermarket in favor of any Business Combination. After consummation of a Business Combination, these voting safeguards will no longer be applicable.

With respect to a Business Combination which is approved and consummated, any Public Shareholder may demand that the Company convert his or her shares. If a Public Shareholder votes against a proposed Business Combination, the per share conversion price will equal $10.00 per share. Any Public Shareholder will have the right to vote for the proposed Business Combination and demand that such shareholder’s shares be converted into a pro rata share of the Trust Account (which amount, when aggregated with the right to receive an additional $0.30 per eligible share pursuant to the letter of credit, is initially anticipated to be approximately $10.30 per share).

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Plan of Business Operations  – (continued)

The Company’s Memorandum and Articles of Association provides that the Company will continue in existence only until November 25, 2010 or until May 25, 2011 if the Company has signed a letter of intent, memorandum of understanding or definitive agreement by November 25, 2010. On August 6, 2010 the Company entered into an Agreement and Plan of Reorganization with Plastec International Holdings Limited (see Note 9) which extended the Company’s existence until May 25, 2011 in accordance with the Company’s Memorandum and Articles of Association. If the Company has not completed a Business Combination by such date, its corporate existence will cease and it will dissolve and liquidate for the purposes of winding up its affairs.

Note 2 — Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Geographical Risk

The Company’s operations, if a Business Combination is consummated outside the United States, will be subject to local government regulations and to the uncertainties of the economic and political conditions of those areas.

Income Taxes

The Company was incorporated as a Cayman Island exempted company and management does not foresee any taxable income imposition.

Investments held in trust

As of April 30, 2010, the Company’s investments held in trust were invested in short term U.S. Treasury Bills. The Company recognized interest income of $6,706 and $0 on these investments for the six months ended June 30, 2010 and 2009 respectively, and $6,706 for the period March 27, 2008 (inception) through April 30, 2010.

The Company classifies its investments held in trust as held-to-maturity. Held-to-maturity securities are recorded at amortized cost and adjusted for the amortization or accretion of premium or discounts. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Such amortization is included in interest income on the statements of operations.

Redeemable common stock:

The Company accounts for redeemable common stock in accordance with Accounting Standards Codification 480-10-S99-3A,which provides that securities that are redeemable for cash or other assets are classified outside of permanent equity if they are redeemable at the option of the holder. In addition, if the redemption causes a liquidation event, the redeemable securities should not be classified outside of permanent equity. As discussed in Note 1, the Business Combination will only be consummated if 80.99% (2,915,999) of common stock sold in the Offering exercise their conversion rights. As further discussed in Note 1, if a

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies  – (continued)

Business Combination is not consummated by November 25, 2010, or May 25, 2011 if certain extension criteria have been satisfied, the Company will liquidate. Accordingly, 2,915,999 shares of common stock have been classified outside of permanent equity at redemption value. The Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the redeemable common stock to equal its redemption value at the end of each reporting period.

Earnings per Share

The Company computes basic earnings per common share by dividing the net income available to common shareholders by the weighted-average number of shares outstanding. Diluted earnings per common share is computed by dividing the net income available to common shareholders by the weighted average number of common shares and dilutive common share equivalents then outstanding.

The 1,200,000 ordinary shares issued to the Company’s Initial Shareholders were issued for considerably less than the Offering per share price; such shares have been assumed to be retroactively outstanding for the period since inception. As of April 30, 2010 and October 31, 2009, potentially dilutive securities are excluded from the computation of fully diluted earnings per share as their effects are anti-dilutive.

Potentially dilutive securities include:

	April 30, 2010	October 31, 2009
Warrants	7,200,000	—
Underwriter’s option	720,000	—
Total potentially dilutive securities	7,920,000	—

Recent Accounting Pronouncements

Management does not believe that any of the recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Initial Public Offering

On November 25, 2009, the Company sold 3,600,000 Units at an offering price of $10.00 per Unit. Each Unit consists of one ordinary share, $.001 par value, of the Company and one Redeemable Purchase Warrant (“Warrants”). Each Warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of $11.50 commencing upon the completion of a Business Combination and expiring November 18, 2014. The Company may redeem the Warrants, at a price of $.01 per Warrant upon 30 days notice while the Warrants are exercisable, only in the event that the last sale price of the ordinary shares is at least $17.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. If the Company redeems the Warrants as described above, management will have the option to require any holder that wishes to exercise his Warrant to do so on a “cashless basis.” In such event, the holder would pay the exercise price by surrendering his Warrants for that number of ordinary shares equal to the quotient obtained by dividing (X) the product of the number of ordinary shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (Y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of Warrants. In accordance with the warrant agreement relating to the Warrants sold and issued in the Offering, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration is not effective at the time of exercise, the holder of such Warrant shall not be

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 3 — Initial Public Offering  – (continued)

entitled to exercise such Warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the warrant exercise. Consequently, the Warrants may expire unexercised and unredeemed.

The Company paid the underwriters in the Offering an underwriting discount of 7.0% of the gross proceeds of the Offering. However, the underwriters have agreed that 4.0% of the underwriting discounts will not be payable unless and until the Company completes a Business Combination and have waived their right to receive such payment upon the Company’s liquidation if it is unable to complete a Business Combination. The deferred underwriting discount has been reflected as a liability in the amount of $1,440,000 as of April 30, 2010. The Company also issued a unit purchase option, for $100, to Cohen & Company Securities, LLC (“Cohen Securities”), the representative of the underwriters in the Offering, and its designees to purchase 360,000 Units (10% of the total number of units sold in the Offering) at an exercise price of $15.00 per Unit (150% of the public offering price). The Units issuable upon exercise of this option are identical to the Units in the Offering. This option is exercisable commencing on the later of the consummation of a Business Combination and November 19, 2010 and expiring November 18, 2014. The Company accounted for the fair value of the unit purchase option, net of the receipt of the $100 cash payment, as an expense of the Offering resulting in a charge directly to shareholders’ equity. The Company estimates the fair value of this unit purchase option is approximately $2.14 per unit using a Black-Scholes option-pricing model.

The fair value of the unit purchase option granted to the underwriter was estimated as of the date of grant using the following assumptions: (1) expected volatility of 35%, (2) risk-free interest rate of 2.59% and (3) expected life of 5 years. The unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option (except in the case of a forced cashless exercise upon the Company’s redemption of the Warrants, as described above), such that the holder may use the appreciated value of the unit purchase option (the difference between the exercise prices of the unit purchase option and the underlying Warrants and the market price of the Units and underlying ordinary shares) to exercise the unit purchase option without the payment of cash.

The Company will have no obligation to net cash settle the exercise of the unit purchase option or the Warrants underlying the unit purchase option. The holder of the unit purchase option will not be entitled to exercise the unit purchase option or the Warrants underlying the unit purchase option unless a registration statement covering the securities underlying the unit purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the unit purchase option or underlying Warrants, the unit purchase option or Warrants, as applicable, will expire worthless.

Note 4 — Deferred Offering Costs

Deferred offering costs consist principally of legal and underwriting fees incurred through the balance sheet date that are directly related to the Offering and were charged to shareholders’ equity upon the receipt of the capital raised.

Note 5 — Related Party Transactions

The Company issued an unsecured promissory note to an officer of the Company in an aggregate principal amount of $125,000. The note does not bear interest. The note was repaid upon consummation of the Offering from the proceeds of the Offering. Due to the short-term nature of the note, the fair value of the note approximates its carrying amount.

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 6 — Shareholder’s Equity

Preferred Stock

The Company is authorized to issue up to 1,000,000 shares of preferred stock, par value $0.001 per share. As of April 30, 2010 and October 31, 2009, no shares were issued or outstanding.

Common Stock

The Company is authorized to issue up to 50,000,000 ordinary shares, par value $0.001 per share. The holders of the ordinary shares are entitled to one vote for each ordinary share. In addition, the holders of the ordinary shares are entitled to receive dividends when, as and if declared by the board of directors. In September 2009, the Company’s board of directors authorized a share dividend of approximately 0.067 shares for each outstanding ordinary share for a total of 86,250 additional shares. All references to share and per share amounts have been restated to retroactively reflect this transaction.

As of December 31, 2008, 1,380,000 ordinary shares were issued and outstanding, of which 180,000 ordinary shares were subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full.

At April 30, 2010, there were 7,920,000 shares of common stock reserved for issuance upon exercise of the Company’s outstanding unit purchase options and warrants.

Note 7 — Insider Warrants

The Initial Shareholders executed letter agreements with the Company waiving their rights to receive distributions with respect to their founding ordinary shares upon the Company’s liquidation. The Initial Shareholders and/or their designees have purchased 3,600,000 Warrants (“Insider Warrants”) at $0.50 per Warrant (for an aggregate purchase price of $1,800,000) privately from the Company. This purchase took place simultaneously with the consummation of the Offering. All of the proceeds received from this purchase were placed in the Trust Account. The Insider Warrants purchased are identical to the Warrants sold in the Offering except that the Insider Warrants may be exercisable for cash or on a cashless basis, at the holder’s option, and will not be redeemable by the Company, in each case so long as such securities are held by the Initial Shareholders or their affiliates. Furthermore, the purchasers of the Insider Warrants have agreed that the Insider Warrants and underlying securities will not be sold or transferred until 60 days after the Company has completed a Business Combination.

The Initial Shareholders and the holders of the Insider Warrants will be entitled to registration rights with respect to their founding shares pursuant to an agreement to be signed prior to or on the effective date of the Offering. The holders of the majority of the founding shares are entitled to make up to two demands that the Company register such shares. The holders of the majority of the founding shares and the holders of the majority of the Insider Warrants can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from escrow. The holders of the Insider Warrants (or underlying securities) are entitled to demand that the Company register these securities at any time after the Company consummates a Business Combination. In addition, the Initial Shareholders have certain “piggy-back” registration rights on registration statements filed after the Company’s consummation of a Business Combination.

Note 8 — Letter of Credit

Upon closing of the offering, Cohen & Company Securities, LLC issued a letter of credit from an internationally recognized bank to the Company in an amount equal to $0.30 per share sold in the Offering. The proceeds of the letter of credit shall not be held in trust or comprise any portion of any pro-rata distribution of the Company’s Trust Account. The Company shall draw on the letter of credit in order to distribute $0.30 per qualified share to certain of its Public Shareholders, which amount shall be in addition to any pro-rata distribution from the Trust Account. The $0.30 per share amount provided by the letter of credit

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 8 — Letter of Credit  – (continued)

shall be distributed upon (i) the consummation of a Business Combination to each of the Public Shareholders for each ordinary share voted in favor of the Business Combination and properly converted, (ii) the Company’s liquidation, in the event that a Business Combination was presented to the Company’s Public Shareholders for approval but not consummated, to each of the Public Shareholders for each ordinary share voted in favor of such proposed Business Combination, or (iii) the Company’s liquidation, in the event that no Business Combination is presented to the Public Shareholders for a vote, to each of the Public Shareholders. The Company may draw on the letter of credit solely to the extent necessary to pay each eligible holder an additional $0.30 per eligible share upon the earlier to occur of a Business Combination or liquidation. After the Company draws on the letter of credit, it shall be cancelled and, in the event the Company has completed a Business Combination, the Company will issue to Cohen & Company Securities, LLC a demand secured first priority promissory note in an amount equal to the amount the Company draws on the letter of credit bearing annual interest at the rate of 8%, payable quarterly, with a default interest rate of 13%.

Note 9 — Proposed Business Combination

On August 6, 2010, the Company entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) with GSME Acquisition Partners I Sub (“GSME Sub”), Plastec International Holdings Limited (“Plastec”), and each of Sun Yip Industrial Company Limited (BVI) (“Sun Yip”), Tiger Power Industries Limited (BVI) (“Tiger”), Expert Rank Limited (BVI) (“Expert”), Fine Colour Limited (BVI) (“Fine Colour” and together with Sun Yip, Tiger and Expert, collectively the “Insiders”), Cathay Plastic Limited (BVI) (“Cathay”), Greatest Sino Holdings Limited (BVI) (“Greatest”), Colourful Asia International Limited (BVI) (“Colourful”) and Top Universe Management Limited (BVI) (“Top” and together with Greatest and Colourful, collectively the “Investors”). The Insiders, Cathay and the Investors are the sole shareholders of Plastec (together, the “Plastec Shareholders”). Upon the consummation of the transactions contemplated by the Merger Agreement, GSME Sub will be merged with and into Plastec, with Plastec surviving as a wholly-owned subsidiary of the Company (the “Merger”).

Upon consummation of the Merger, the Plastec Shareholders will be entitled to receive up to an aggregate of 16,948,053 ordinary shares of the Company, valued at $10.00 per share and based on 15.0 times Plastec’s estimated 2010 Net Income (as defined in the Merger Agreement) as set forth in its draft financial statements provided to GSME prior to the date of the Merger Agreement. Of the 16,948,053 ordinary shares of the Company that may be issued in the transaction, 7,344,156 shares shall be issued to the Plastec Shareholders on the consummation of the Merger and the remaining 9,603,897 shares (the “Earnout Shares”) will be issued to the Plastec Shareholders as follows: up to an aggregate of 2,824,675 Earnout Shares will be issued if Plastec’s 2011 Net Income equals or exceeds HKD$130,700,000, which is the equivalent of approximately US$16,756,410 based on the exchange rate of 7.8:1 on the date the Merger Agreement was executed (the “Exchange Rate”); up to an aggregate of 3,389,610 Earnout Shares will be issued if Plastec’s 2012 Net Income equals or exceeds HKD$176,000,000, which is the equivalent of approximately US$22,564,103 based on the Exchange Rate; and up to an aggregate of 3,389,612 Earnout Shares will be issued if Plastec’s 2013 Net Income equals or exceeds HKD$250,000,000, which is the equivalent of approximately US$32,051,282 based on the Exchange Rate. If Plastec’s Net Income for fiscal year 2011 or 2012 is 80% or more of the Net Income target for 2011 or 2012, respectively, or if its Net Income for fiscal year 2013 is 70% or more of the Net Income target for 2013, the Plastec Shareholders will be entitled to be issued a portion of the applicable Earnout Shares based on a pro-rating mechanism set forth in the Merger Agreement, with the balance of any unearned Earnout Shares being deferred to a subsequent year to be earned in the event the subsequent applicable Net Income targets are met (including by way of the pro-rating mechanism, if Plastec comes within specified percentages of the applicable Net Income targets set forth above). Additionally, Earnout Shares allocated to a later year will be issued in an earlier year if the Net Income target for the later year is achieved in the earlier year (again, including by way of the pro-rating mechanism set forth above), and Earnout Shares allocated to an earlier year but not issued in such earlier year

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 9 — Proposed Business Combination  – (continued)

may be issued in a later year if the later year’s Net Income target is achieved (again, including by way of the pro-rating mechanism set forth above). The aggregate number of ordinary shares of the Company to be issued to the Plastec Shareholders in the transaction, including the Earnout Shares, is derived from Plastec’s estimated 2010 Net Income as set forth in its draft financial statements. If Plastec’s actual 2010 Net Income, as set forth in Plastec’s audited financial statements for its fiscal year ended April 30, 2010, which are to be completed and delivered to the Company on or prior to September 15, 2010, is less than 97% of Plastec’s estimated 2010 Net Income as set forth in its draft financial statements, then the aggregate number of shares that may be issued to the Plastec Shareholders in the transaction will be adjusted downward, so that the aggregate value of such shares, at an assumed value of $10.00 per share, is equal to Plastec’s actual 2010 Net Income multiplied by 15.0.

The Merger is expected to be consummated in the third or fourth quarter of 2010, subject to such conditions as are customary for acquisitions of such type, including without limitation, obtaining the required approval by the Company’s shareholders and the fulfillment of certain other conditions, as described in the Merger Agreement.

Report of Independent Registered Public Accounting Firm

GSME Acquisition Partners I
Shanghai, China

We have audited the accompanying balance sheets of GSME Acquisition Partners I (a development stage company) as of October 31, 2009 and 2008, and the related statements of operations, changes in shareholders’ equity, and cash flows for the year ended October 31, 2009 and the periods from March 27, 2008 (inception) to October 31, 2008 and March 27, 2008 (inception) to October 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GSME Acquisition Partners I as of October 31, 2009 and 2008, and the results of its operations and its cash flows for the year ended October 31, 2009 and the periods from March 27, 2008 (inception) to October 31, 2008 and March 27, 2008 (inception) to October 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP

New York, New York
May 24, 2010

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

BALANCE SHEETS

	October 31, 2009	October 31, 2008
ASSETS
Cash and cash equivalent	$2,036	$15,516
Deferred offering costs	489,991	145,517
Total assets	$492,027	$161,033
LIABILITIES and SHAREHOLDERS’ EQUITY
Liabilities:
Accounts payable and accrued liabilities	$368,973	$20,000
Due to related party	125,000	125,000
Total Liabilities	493,973	145,000
Shareholders’ equity:
Ordinary shares, $.001 par value Authorized 50,000,000 shares: 1,380,000 shares issued and outstanding	1,380	1,380
Additional Paid-in capital	23,620	23,620
Deficit accumulated during the development stage	(26,946)	(8,967)
Total shareholders’ equity	(1,946)	16,033
Total liabilities and shareholders’ equity	$492,027	$161,033

The accompanying notes are an integral part of these financial statements

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

STATEMENTS OF OPERATIONS

	Year ended October 31, 2009	For the period from March 27, 2008 (inception) to October 31, 2008	For the period from March 27, 2008 (inception) to October 31, 2009
Formation and operating costs	$17,979	$8,967	$26,946
Net loss	$(17,979)	$(8,967)	$(26,946)
Weighted average shares outstanding	1,380,000	1,380,000
Basic and diluted net loss per share	$(0.01)	$(0.01)

The accompanying notes are an integral part of these financial statements

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Period from March 27, 2008 (Inception) to October 31, 2009

	Ordinary Shares		Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Shareholders’ Equity
	Shares	Amount
Ordinary shares issued at inception at $0.02 per share	1,380,000	$1,380	$23,620	$—	$25,000
Net loss for the period from March 27, 2008 (inception) to December 31, 2008	—	—	—	(8,967)	(8,967)
Balance at October 31, 2008	1,380,000	1,380	23,620	(8,967)	16,033
Net loss for the year ended October 31, 2009	—	—	—	(17,979)	(17,979)
Balance at October 31, 2009	1,380,000	$1,380	$23,620	$(26,946)	$(1,946)

The accompanying notes are an integral part of these financial statements

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

STATEMENTS OF CASH FLOWS

	Year ended October 31, 2009	For the period from March 27, 2008 (inception) to October 31, 2008	For the period from March 27, 2008 (inception) to October 31, 2009
Cash flows from operating activities
Net loss	$(17,979)	$(8,967)	$(26,946)
Changes in operating assets and liabilities
Deferred offering costs	(344,474)	(145,517)	(489,991)
Accounts payable and accrued liabilities	348,973	20,000	368,973
Net cash used in operating activities	(13,480)	(134,484)	(147,964)
Cash flows from financing activities
Proceeds from sale of ordinary shares to founding Shareholders	—	25,000	25,000
Proceeds from due to related party	—	125,000	125,000
Net cash provided by financing activities	—	150,000	150,000
Net (decrease) increase in cash	(13,480)	15,516	2,036
Cash at beginning of period	15,516	—	—
Cash at end of period	$2,036	$15,516	$2,036

The accompanying notes are an integral part of these financial statements

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Plan of Business Operations

GSME Acquisition Partners I (the “Company”) was incorporated in the Cayman Islands on March 27, 2008 as a blank check company whose objective is to acquire an operating business, or control of such operating business through contractual arrangements, that has its principal operations located in the People’s Republic of China.

At October 31, 2009, the Company had not yet commenced any operations. All activity from March 27, 2008 (inception) to October 31, 2009 relates to the Company’s formation and the public offering described below. On November 25, 2009, the Company changed its fiscal year end from December 31 to October 31.

The registration statement for the Company’s initial public offering (the “Offering”) was declared effective on November 19, 2009. The Company consummated the Offering on November 25, 2009 and received net proceeds of $34,367,806 and $1,800,000 from the private placement sale of insider warrants (Note 3). Substantially, all of the net proceeds of the Offering are intended to be generally applied toward consummating a business combination (“Business Combination”). The Company’s management has complete discretion in identifying and electing the target business. There is no assurance that the Company will be able to successfully effect a Business Combination. Management agreed that at least $10 per unit sold in the Offering (or $36,000,000) would be held in a trust account (“Trust Account”) and invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 until the earlier of (i) the consummation of its first Business Combination and (ii) liquidation of the Company. The placing of funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, prospective target businesses and other entities it engages execute agreements with the Company waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. Two of the Company’s officers have agreed that they will be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced below $10.00 per share by the claims of target businesses or by vendors or other entities that are owed money by the Company for services rendered contracted for or products sold to the Company. However, there can be no assurance that they will be able to satisfy those obligations. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Additionally, any interest earned on the Trust Account may be released to the Company to fund working capital and to pay the Company’s tax obligations.

The Company, after signing a definitive agreement for the acquisition of a target business, is required to submit such transaction for shareholder approval. In the event that shareholders owning more than 80.99% of the total number of shares sold in the Offering exercise their conversion rights, regardless of whether they vote for or against the Business Combination, the Business Combination will not be consummated. All of the Company’s shareholders prior to the Offering, including all of the officers and directors of the Company (“Initial Shareholders”), have agreed to vote their founding ordinary shares in accordance with the vote of the majority in interest of all other shareholders of the Company (“Public Shareholders”) with respect to any Business Combination and have agreed to vote any ordinary shares acquired in the Offering or in the aftermarket in favor of any Business Combination. After consummation of a Business Combination, these voting safeguards will no longer be applicable.

With respect to a Business Combination which is approved and consummated, any Public Shareholder may demand that the Company convert his or her shares. If a Public Shareholder votes against a proposed Business Combination, the per share conversion price will equal $10.00 per share. Any Public Shareholder will have the right to vote for the proposed Business Combination and demand that such shareholder’s shares be converted into a pro rata share of the Trust Account (which amount, when aggregated with the right to receive an additional $0.30 per eligible share pursuant to the letter of credit, is initially anticipated to be approximately $10.30 per share).

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Plan of Business Operations  – (continued)

The Company’s Memorandum and Articles of Association provides that the Company will continue in existence only until November 25, 2010 or until May 25, 2011 if the Company has signed a letter of intent, memorandum of understanding or definitive agreement by November 25, 2010. If the Company has not completed a Business Combination by such date, its corporate existence will cease and it will dissolve and liquidate for the purposes of winding up its affairs.

Note 2 — Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Geographical Risk

The Company’s operations, if a Business Combination is consummated outside the United States, will be subject to local government regulations and to the uncertainties of the economic and political conditions of those areas.

Income Taxes

The Company was incorporated as a Cayman Island exempted company and management does not foresee the imposition of any income tax.

Redeemable common stock:

The Company accounts for redeemable common stock in accordance with Emerging Issue Task Force D-98 “Classification and Measurement of Redeemable Securities” which provides that securities that are redeemable for cash or other assets are classified outside of permanent equity if they are redeemable at the option of the holder. In addition, if the redemption causes a liquidation event, the redeemable securities should not be classified outside of permanent equity. As discussed in Note 1, the Business Combination will only be consummated if 80.99% (2,915,999) or less of ordinary shares sold in the Offering exercise their conversion rights. As further discussed in Note 1, if a Business Combination is not consummated by November 25, 2010, or May 25, 2011 if certain extension criteria have been satisfied, the Company will liquidate. Accordingly, 2,915,999 shares of common stock sold in the offering will be classified outside of permanent equity at redemption value. The Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the redeemable common stock to equal its redemption value at the end of each reporting period.

Earnings per Share

The Company computes basic earnings per common share by dividing the net income available to common shareholders by the weighted-average number of shares outstanding. Diluted earnings per common share is computed by dividing the net income available to common shareholders by the weighted average number of common shares and dilutive common share equivalents then outstanding.

The 1,380,000 ordinary shares issued to the Company’s Initial Shareholders were issued for $0.02 per share, which is considerably less than the Proposed Offering per share price. Under the provisions of Staff Accounting Bulletin Topic 4:D such shares have been assumed to be retroactively outstanding for the period since inception.

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies  – (continued)

There are no potentially dilutive securities as of October 31, 2009 and 2008 respectively.

Recent Accounting Pronouncements

Management does not believe that any of the recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Initial Public Offering

On November 25, 2009, the Company sold 3,600,000 Units at an offering price of $10.00 per Unit. Each Unit consists of one ordinary share, $.001 par value, of the Company and one Redeemable Purchase Warrant (“Warrants”). Each Warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of $11.50 commencing upon the completion of a Business Combination and expiring November 18, 2014. The Company may redeem the Warrants, at a price of $.01 per Warrant upon 30 days notice while the Warrants are exercisable, only in the event that the last sale price of the ordinary shares is at least $17.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. If the Company redeems the Warrants as described above, management will have the option to require any holder that wishes to exercise his Warrant to do so on a “cashless basis.” In such event, the holder would pay the exercise price by surrendering his Warrants for that number of ordinary shares equal to the quotient obtained by dividing (X) the product of the number of ordinary shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (Y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of Warrants. In accordance with the warrant agreement relating to the Warrants sold and issued in the Offering, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the warrant exercise. Consequently, the Warrants may expire unexercised and unredeemed.

The Company paid the underwriters in the Offering an underwriting discount of 7.0% of the gross proceeds of the Offering. However, the underwriters have agreed that 4.0% of the underwriting discounts will not be payable unless and until the Company completes a Business Combination and have waived their right to receive such payment upon the Company’s liquidation if it is unable to complete a Business Combination. The Company also issued a unit purchase option, for $100, to Cohen & Company Securities, LLC (“Cohen Securities”), the representative of the underwriters in the Offering, and its designees to purchase 360,000 Units (10% of the total number of units sold in the Offering) at an exercise price of $15.00 per Unit (150% of the public offering price). The Units issuable upon exercise of this option are identical to the Units in the Offering. This option is exercisable commencing on the later of the consummation of a Business Combination and November 19, 2010 and expiring November 18, 2014. The Company accounted for the fair value of the unit purchase option, net of the receipt of the $100 cash payment, as an expense of the Offering resulting in a charge directly to shareholders’ equity. The Company estimates the fair value of this unit purchase option is approximately $2.14 per unit using a Black-Scholes option-pricing model.

The fair value of the unit purchase option granted to the underwriter was estimated as of the date of grant using the following assumptions: (1) expected volatility of 35%, (2) risk-free interest rate of 2.59% and (3) expected life of 5 years. The unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option (except in the case of a forced cashless exercise upon the Company’s redemption of the Warrants, as described above), such that the holder may use the appreciated value of the unit purchase option

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 3 — Initial Public Offering  – (continued)

(the difference between the exercise prices of the unit purchase option and the underlying Warrants and the market price of the Units and underlying ordinary shares) to exercise the unit purchase option without the payment of cash.

The Company will have no obligation to net cash settle the exercise of the unit purchase option or the Warrants underlying the unit purchase option. The holder of the unit purchase option will not be entitled to exercise the unit purchase option or the Warrants underlying the unit purchase option unless a registration statement covering the securities underlying the unit purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the unit purchase option or underlying Warrants, the unit purchase option or Warrants, as applicable, will expire worthless.

Note 4 — Deferred Offering Costs

Deferred offering costs consist principally of legal, underwriting and other professional fees incurred through the balance sheet date that are directly related to the Offering and were charged to shareholders’ equity on November 25, 2009 upon the receipt of the capital raised.

Note 5 — Related Party Transactions

The Company issued an unsecured promissory note to an officer of the Company in an aggregate principal amount of $125,000. The note does not bear interest. The note was repaid upon consummation of the Offering from the proceeds of the Offering. Due to the short-term nature of the note, the fair value of the note approximates its carrying amount.

Note 6 — Shareholder’s Equity

Preferred Stock

The Company is authorized to issue up to 1,000,000 shares of preferred stock, par value $0.001 per share. As of October 31, 2009 and 2008, no shares were issued or outstanding.

Common Stock

The Company is authorized to issue up to 50,000,000 ordinary shares, par value $0.001 per share. The holders of the ordinary shares are entitled to one vote for each ordinary share. In addition, the holders of the ordinary shares are entitled to receive dividends when, as and if declared by the board of directors. In September 2009, the Company’s board of directors authorized a share dividend of approximately 0.067 shares for each outstanding ordinary share for a total of 86,250 additional shares. All references to share and per share amounts have been restated to retroactively reflect this transaction.

As of October 31, 2009 and 2008, 1,380,000 ordinary shares were issued and outstanding, of which 180,000 ordinary shares were subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full.

Note 7 — Insider Warrants

The Initial Shareholders executed letter agreements with the Company waiving their rights to receive distributions with respect to their founding ordinary shares upon the Company’s liquidation. The Initial Shareholders and/or their designees purchased 3,600,000 Warrants (“Insider Warrants”) at $0.50 per Warrant (for an aggregate purchase price of $1,800,000) privately from the Company simultaneously with the consummation of the Offering. All of the proceeds received from this purchase were placed in the Trust Account. The Insider Warrants purchased are identical to the Warrants sold in the Offering except that the Insider Warrants may be exercisable for cash or on a cashless basis, at the holder’s option, and will not be redeemable by the Company, in each case so long as such securities are held by the Initial Shareholders or

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 7 — Insider Warrants  – (continued)

their affiliates. Furthermore, the purchasers of the Insider Warrants have agreed that the Insider Warrants and underlying securities will not be sold or transferred until 60 days after the Company has completed a Business Combination.

The Initial Shareholders and the holders of the Insider Warrants will be entitled to registration rights with respect to their founding shares pursuant to an agreement to be signed prior to or on the effective date of the Offering. The holders of the majority of the founding shares are entitled to make up to two demands that the Company register such shares. The holders of the majority of the founding shares and the holders of the majority of the Insider Warrants can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from escrow. The holders of the Insider Warrants (or underlying securities) are entitled to demand that the Company register these securities at any time after the Company consummates a Business Combination. In addition, the Initial Shareholders have certain “piggy-back” registration rights on registration statements filed after the Company’s consummation of a Business Combination.

Note 8 — Letter of Credit

Upon closing of the Offering, Cohen & Company Securities, LLC issued a letter of credit from an internationally recognized bank to the Company in an amount equal to $0.30 per share sold in the Offering. The proceeds of the letter of credit shall not be held in trust or comprise any portion of any pro-rata distribution of the Company’s Trust Account. The Company shall draw on the letter of credit in order to distribute $0.30 per qualified share to certain of its Public Shareholders, which amount shall be in addition to any pro-rata distribution from the Trust Account. The $0.30 per share amount provided by the letter of credit shall be distributed upon (i) the consummation of a Business Combination to each of the Public Shareholders for each ordinary share voted in favor of the Business Combination and properly converted, (ii) the Company’s liquidation, in the event that a Business Combination was presented to the Company’s Public Shareholders for approval but not consummated, to each of the Public Shareholders for each ordinary share voted in favor of such proposed Business Combination, or (iii) the Company’s liquidation, in the event that no Business Combination is presented to the Public Shareholders for a vote, to each of the Public Shareholders. The Company may draw on the letter of credit solely to the extent necessary to pay each eligible holder an additional $0.30 per eligible share upon the earlier to occur of a Business Combination or liquidation. After the Company draws on the letter of credit, it shall be cancelled and, in the event the Company has completed a Business Combination, the Company will issue to Cohen & Company Securities, LLC a demand secured first priority promissory note in an amount equal to the amount the Company draws on the letter of credit bearing annual interest at the rate of 8%, payable quarterly, with a default interest rate of 13%.

Annex A

EXECUTION FORM

AMENDED AND RESTATED

AGREEMENT AND PLAN OF REORGANIZATION

by and among

GSME ACQUISITION PARTNERS I
(“GSME”)

and

GSME ACQUISITION PARTNERS I SUB LIMITED
(“GSME Sub”)

and

PLASTEC INTERNATIONAL HOLDINGS LIMITED
(“Plastec”)

and each of

SUN YIP INDUSTRIAL COMPANY LIMITED (BVI)
TIGER POWER INDUSTRIES LIMITED (BVI)
EXPERT RANK LIMITED (BVI)
FINE COLOUR LIMITED (BVI)
CATHAY PLASTIC LIMITED (BVI)
GREATEST SINO HOLDINGS LIMITED (BVI)
COLOURFUL ASIA INTERNATIONAL LIMITED (BVI)
TOP UNIVERSE MANAGEMENT LIMITED (BVI)
(each a “Plastec Shareholder” and collectively the “Plastec Shareholders”)

Dated September 13, 2010

i

ii

iii

iv

v

AGREEMENT AND PLAN OF REORGANIZATION

This AMENDED AND RESTATED AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) dated September 13, 2010, is made and entered into by GSME ACQUISITION PARTNERS I, a Cayman Islands exempted company (“GSME”), GSME ACQUISITION PARTNERS I SUB LIMITED, a British Virgin Islands company and wholly owned subsidiary of GSME (“GSME Sub”), PLASTEC INTERNATIONAL HOLDINGS LIMITED, a British Virgin Islands company (“Plastec”), and each of SUN YIP INDUSTRIAL COMPANY LIMITED (BVI) (“Sun Yip”), TIGER POWER INDUSTRIES LIMITED (BVI) (“Tiger”), EXPERT RANK LIMITED (BVI) (“Expert”), FINE COLOUR LIMITED (BVI) (“Fine Colour” and together with Sun Yip, Tiger and Expert, collectively the “Insiders”), CATHAY PLASTIC LIMITED (BVI) (“Cathay”), GREATEST SINO HOLDINGS LIMITED (BVI) (“Greatest”), COLOURFUL ASIA INTERNATIONAL LIMITED (BVI) (“Colourful”) and TOP UNIVERSE MANAGEMENT LIMITED (BVI) (“Top” and together with Greatest and Colourful, collectively the “Investors”). The Insiders, Cathay and the Investors are collectively referred to herein as the “Plastec Shareholders.” GSME, GSME Sub, Plastec and each of the Plastec Shareholders are sometimes referred to herein individually as a “Party” and collectively as the “Parties.” Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in Section 11.2 hereof.

RECITALS:

WHEREAS, GSME is a special purpose acquisition company formed to effect a business combination with an operating entity;

WHEREAS, each of the Parties intends to effect the merger of GSME Sub with and into Plastec (the “Merger”), with Plastec continuing as the surviving company following the Merger, as a result of which all of the issued and outstanding Plastec Shares (as defined in Section 2.3(a)) will automatically be exchanged into the right of the Plastec Shareholders to receive the Merger Consideration (as defined in Section 1.3(a)) upon the terms and subject to the conditions set forth in this Agreement and in accordance with the British Virgin Islands Business Companies Act, 2004 (the “BVI Act”), as amended;

WHEREAS, as a result of the Merger, on the Closing Date (as defined in Section 1.2(a)) (i) GSME Sub will be merged with and into Plastec and (ii) subject to the conditions set forth in this Agreement, the Plastec Shareholders will receive up to 16,778,571 ordinary shares, par value $0.001 per share, of GSME (“GSME Shares”), valued at $10.00 per share;

WHEREAS, the Board of Directors of Plastec has approved this Agreement and the Merger and has determined that this Agreement, the Merger and the other transactions contemplated hereby are advisable and in the best interests of Plastec;

WHEREAS, the Board of Directors of each of GSME and GSME Sub has approved this Agreement and the Merger and has determined that this Agreement, the Merger and the other transactions contemplated hereby are advisable and in the respective best interests of GSME and GSME Sub as applicable; and

WHEREAS, in accordance with GSME’s articles of association the Board of Directors of GSME has resolved to recommend that its shareholders approve and adopt the Merger and the other transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the Parties, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

TERMS OF THE MERGER

1.1  The Merger.  Upon the terms and subject to the conditions of this Agreement and in accordance with the BVI Act, at the Effective Time (as defined in Section 1.2(b)), GSME Sub shall be merged with and into Plastec. Upon consummation of the Merger, the separate existence of GSME Sub shall thereupon cease, and Plastec, as the surviving company in the Merger (“Merged Plastec”), shall continue its corporate existence under the laws of the British Virgin Islands as a wholly-owned subsidiary of GSME.

1.2  The Closing.

(a)  Unless this Agreement shall have been terminated and the transactions contemplated hereby shall have been abandoned pursuant to Section 9.1, and subject to the satisfaction or waiver of the conditions set forth in Article VII hereof, the closing of the Merger (the “Closing”) shall take place at the offices of Graubard Miller, The Chrysler Building, 405 Lexington Avenue, 19th Floor, New York, New York 10174-1901 at 10:00 a.m., local time, on the fourth (4th) Business Day after the date on which the last of the conditions to Closing set forth in Article VII is fulfilled, or at such other time, date or place as the Parties may agree upon in writing. The date on which the Closing takes place is referred to herein as the “Closing Date.”

(b)  Subject to the terms and conditions hereof, concurrently with the Closing, GSME, GSME Sub and Plastec shall file with the Registrar of Corporate Affairs of the British Virgin Islands (the “Registrar”) a plan of merger and articles of merger in a customary form acceptable to GSME, Plastec and the Registrar, which shall implement the terms of this Agreement (collectively the “Articles of Merger”), executed in accordance with the relevant provisions of the BVI Act, and shall make all other filings or recordings required under the BVI Act in order to effect the Merger. The Merger shall become effective upon the approval by the Registrar of the filing of the Articles of Merger or at such other time as is agreed by the Parties hereto in the Articles of Merger, in accordance with the BVI Act and as specified in the Articles of Merger. The time when the Merger shall become effective is herein referred to as the “Effective Time.”

(c)  From and after the Effective Time, Merged Plastec shall possess all properties, rights, privileges, powers and franchises of Plastec and GSME Sub, and all of the claims, obligations, liabilities, debts and duties of Plastec and GSME Sub shall become the claims, obligations, liabilities, debts and duties of Merged Plastec.

1.3  Exchange of Securities.

(a)  At the Effective Time, by virtue of the Merger and without any action on the part of GSME or GSME Sub, all of the Plastec Shares issued and outstanding immediately prior to the Effective Time shall automatically be converted into the right to receive an aggregate of up to 16,778,571 GSME Shares (subject to adjustment pursuant to Section 1.7) (the “Merger Consideration”), which shall be issued and distributed to the Plastec Shareholders as follows:

(i)  An aggregate of 7,054,583 GSME Shares shall be issued to the Plastec Shareholders on the Closing Date of which (I) an aggregate of 4,025,853 GSME Shares shall be issued to the Insiders with Expert receiving 98,342 GSME Shares, Sun Yip receiving 3,174,348 GSME Shares, Fine Colour receiving 202,356 GSME Shares and Tiger receiving 550,807 GSME Shares, (II) 2,326,628 GSME Shares shall be issued to Cathay and (III) an aggregate of 702,102 GSME Shares shall be issued to the Investors, with Top receiving 378,237 GSME Shares, Greatest receiving 71,865 GSME Shares and Colourful receiving 252,000 GSME Shares; and

(ii)  Up to an additional 9,723,988 GSME Shares (“Earnout Shares”) shall be issued as provided in Section 1.8 below.

(b)  At the Effective Time, all issued and outstanding shares, par value $0.001, of GSME Sub shall be exchanged into a single issued and outstanding share of Merged Plastec, and such share of Merged Plastec shall constitute the only outstanding common share or common share equivalent of Merged Plastec following the Effective Time. From and after the Effective Time, any certificate representing the shares of GSME Sub shall be deemed for all purposes to represent the common share of Merged Plastec into which such shares of GSME Sub represented thereby were exchanged in accordance with the immediately preceding sentence.

(c)  At the Effective Time, all of the Plastec Shares other than the one (1) share issued pursuant to Section 1.3(b), shall, by virtue of the Merger and without any action on the part of Plastec, be automatically cancelled and shall cease to exist, and the Plastec Shareholders shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and the other rights and benefits under this Agreement and the ancillary documents hereto.

1.4  Tender and Payment.

(a)  Surrender of Certificates.  At the Closing, the Plastec Shareholders and Plastec shall deliver to GSME the certificates for all of the issued and outstanding Plastec Shares owned by the Plastec Shareholders.

(b)  Transfer Books; No Further Ownership Rights in the GSME Sub Shares.  At the Effective Time, the transfer books of GSME Sub shall be closed, and thereafter there shall be no further registration of transfers of GSME Sub shares on the records of GSME Sub. From and after the Effective Time, the GSME Sub shares outstanding immediately prior to the Effective Time shall be cancelled and it shall cease to have any rights, except as otherwise provided for herein or by applicable law.

1.5  Memorandum and Articles of Association.  At and after the Effective Time and by virtue of the Merger, and until the same have been duly amended, the memorandum and articles of association of Plastec, as in effect immediately prior to the Effective Time, shall be the memorandum and articles of association of Merged Plastec.

1.6  Directors and Officers.  The Parties shall take all necessary actions so that the persons listed in Schedule 1.6 are elected or appointed to the positions of officers and/or directors of GSME and/or Merged Plastec as set forth in Schedule 1.6, and the size of the Board of Directors of GSME shall be set at seven (7) persons, in each case, effective on or immediately after the Effective Time; provided, however, that, subsequent to the Effective Time, the Boards of Directors of GSME and Merged Plastec shall have the right to remove and replace officers (including those that appear in Schedule 1.6) of GSME and Merged Plastec at their respective discretion in accordance with their respective Charter Documents (as defined in Section 2.1(a)), subject to the provisions of the Employment Agreements (as defined in Section 6.16).

1.7  Certain Adjustments.  If, between the date of this Agreement and the Effective Time, the outstanding GSME Shares are changed into a different number of shares or different class by reason of any reclassification, recapitalization, stock split, split-up, combination or exchange of shares or a stock dividend, extraordinary cash dividend, or dividend payable in any other securities occurs or is declared with a record date within such period, or any similar event occurs, the Merger Consideration to be delivered to the Plastec Shareholders on the Closing Date shall be appropriately adjusted to provide the Plastec Shareholders with the same economic effect as contemplated by this Agreement prior to such event.

1.8  Earnout Shares.

(a)  In accordance with Section 1.3(a)(ii) and subject to Section 1.7, if Merged Plastec meets all of the Net Income Targets (as defined in Section 11.2(l)), an aggregate of up to 9,723,988 Earnout Shares shall be issued to the Plastec Shareholders, of which 7,784,695 Earnout Shares will be issued to the Insiders, 581,657 Earnout Shares will be issued to Cathay and 1,357,636 Earnout Shares will be issued to the Investors, as follows:

(i)  Subject to Sections 1.8(b) and 1.8(c) below, an aggregate of 2,944,767 Earnout Shares shall be issued to the Plastec Shareholders if Merged Plastec’s 2011 Net Income equals or exceeds one hundred thirty million seven hundred thousand Hong Kong dollars (HK$130,700,000) (the “2011 Net Income Target”), of which (I) an aggregate of 2,012,188 Earnout Shares will be issued to the Insiders with Expert receiving 49,153 Earnout Shares, Sun Yip receiving 1,586,592 Earnout Shares, Fine Colour receiving 101,141 Earnout Shares and Tiger receiving 275,302 Earnout Shares, (II) 581,657 Earnout Shares will be issued to Cathay and (III) an aggregate of 350,922 Earnout Shares will be issued to the Investors with Top receiving 189,049 Earnout Shares, Greatest receiving 35,919 Earnout Shares and Colourful receiving 125,954 Earnout Shares (collectively, the “2011 Earnout Shares”);

(ii)  Subject to Sections 1.8(b) and 1.8(c) below, an aggregate of 3,389,610 Earnout Shares shall be issued to the Plastec Shareholders if Merged Plastec’s 2012 Net Income equals or exceeds one hundred seventy six million Hong Kong dollars (HK$176,000,000) (the “2012 Net Income Target”), of which (I) an aggregate of 2,886,253 Earnout Shares will be issued to the Insiders with Expert receiving 70,504 Earnout Shares, Sun Yip receiving 2,275,784 Earnout Shares, Fine Colour receiving 145,075 Earnout Shares and Tiger receiving 394,890 Earnout Shares and (II) an aggregate of 503,357 Earnout Shares will be issued to the Investors with Top receiving 271,169 Earnout Shares, Greatest receiving 51,522 Earnout Shares and Colourful receiving 180,666 Earnout Shares (collectively, the “2012 Earnout Shares”); and

(iii)  Subject to Sections 1.8(b) and 1.8(c) below, an aggregate of 3,389,611 Earnout Shares shall be issued to the Plastec Shareholders if Merged Plastec’s 2013 Net Income equals or exceeds two hundred fifty million Hong Kong dollars (HK$250,000,000) (the “2013 Net Income Target”), of which (I) an aggregate of 2,886,254 Earnout Shares will be issued to the Insiders with Expert receiving 70,504 Earnout Shares, Sun Yip receiving 2,275,785 Earnout Shares, Fine Colour receiving 145,075 Earnout Shares and Tiger receiving 394,890 Earnout Shares and (II) an aggregate of 503,357 Earnout Shares will be issued to the Investors with Top receiving 271,169 Earnout Shares, Greatest receiving 51,521 Earnout Shares and Colourful receiving 180,667 Earnout Shares (collectively, the “2013 Earnout Shares”).

(iv)  If the Net Income of Merged Plastec equals or exceeds: (I) the amount of the 2012 Net Income Target for Fiscal Year 2011, the 2011 Earnout Shares and 2012 Earnout Shares shall be issued together on the date in which the 2011 Earnout Shares are scheduled to be issued pursuant to Section 1.8(e); (II) the amount of the 2013 Net Income Target for Fiscal Year 2011, the 2011 Earnout Shares, 2012 Earnout Shares and 2013 Earnout Shares shall be issued together on the date in which the 2011 Earnout Shares are scheduled to be issued pursuant to Section 1.8(e); or (III) the 2013 Net Income Target for Fiscal Year 2012, to the extent that such Earnout Shares have not already been issued to the Plastec Shareholders, the 2012 Earnout Shares and 2013 Earnout Shares (including, if applicable, Earnout Shares that have been deferred to a subsequent Fiscal Year pursuant to Sections 1.8(b) and 1.8(c)) shall be issued together on the date in which the 2012 Earnout Shares are scheduled to be issued pursuant to Section 1.8(e).

(v)  If the Net Income of Merged Plastec equals or exceeds: (I) the 2011 Net Income Target for Fiscal Year 2011 and the amount of 2011 Net Income is at least eighty percent (80%) of the 2012 Net Income Target but does not equal or exceed the 2012 Net Income Target, in addition to the issuance of the 2011 Earnout Shares, a pro-rata portion (as determined by the pro-rating mechanism appearing in Section 1.8(d) (the “Pro-rating Mechanism”)) of the 2012 Earnout Shares shall be issued on the date in which the 2011 Earnout Shares are scheduled to be issued pursuant to Section 1.8(e); (II) the amount of the 2012 Net Income Target for Fiscal Year 2011 and the amount of 2011 Net Income is at least seventy percent (70%) of the 2013 Net Income Target but does not equal or exceed the 2013 Net Income Target, in addition to the Earnout Shares to be issued pursuant to Section 1.8(iv)(I) above, a pro-rata portion (as determined by the Pro-rating Mechanism) of the 2013 Earnout Shares shall be issued on the date in which the 2011 Earnout Shares are scheduled to be issued pursuant to Section 1.8(e); or (III) the 2012 Net Income Target for Fiscal Year 2012 and the amount of 2012 Net Income is at least seventy percent (70%) of the 2013 Net Income Target but does not equal or exceed the 2013 Net Income Target, in addition to the issuance of any unearned 2011 Earnout Shares and any unearned 2012 Earnout Shares, a pro-rata portion (as determined by the Pro-rating Mechanism) of the 2013 Earnout Shares shall be issued on the date in which the 2012 Earnout Shares are scheduled to be issued pursuant to Section 1.8(e). In each case, any Earnout Shares that are not issued pursuant to the terms of this Section 1.8(a)(v) shall be (x) earned by the Plastec Shareholders in the Fiscal Year in which such Earnout Shares were originally allocated, subject to possible acceleration as set forth in this Section 1.8(a)(v), or (y) deferred in accordance with Section 1.8(b) mutatis mutandis.

(b)  If the Net Income of Merged Plastec (x) fails to achieve the 2011 Net Income Target for Fiscal Year 2011 or the 2012 Net Income Target for Fiscal Year 2012, but is at least eighty percent (80%) of the 2011 Net Income Target or the 2012 Net Income Target, as applicable, for the relevant Fiscal Year, or (y) fails to achieve the 2013 Net Income Target for Fiscal Year 2013 but is at least seventy percent (70%) of the 2013 Net Income Target for Fiscal Year 2013, the Plastec Shareholders shall be entitled to be issued a pro rata amount (as determined by the Pro-rating Mechanism) of the Earnout Shares initially allocated for the Fiscal Year in question. The Earnout Shares initially allocated for the Fiscal Year in question that were not issued pursuant to the Pro-rating Mechanism shall be deferred and added to the amount of Earnout Shares that may be earned at the conclusion of the immediately succeeding Fiscal Year to be earned in full by the Plastec Shareholders if Merged Plastec achieves the applicable Net Income Target in such immediately succeeding Fiscal Year or in part as determined by the application of the Pro-rating Mechanism if Merged Plastec comes within the relevant percentage of the applicable Net Income Target as set forth above; provided, however, that if (x) the Pro-rating Mechanism is triggered pursuant to the terms of this Section 1.8(b) in Fiscal Year 2011 and Fiscal Year 2012 or (y) the 2011 Net Income of Merged Plastec is less than eighty percent (80%) of the 2011 Net Income Target, but the Pro-rating Mechanism is triggered pursuant to the terms of this Section 1.8(b) in Fiscal Year 2012, the Pro-rating Mechanism as applied to the 2012 Net Income Target shall treat the deferred 2011 Earnout Shares in the same manner as the 2012 Earnout Shares; and provided further that if, as a result of the Pro-rating Mechanism, there are 2011 Earnout Shares and/or 2012 Earnout Shares that have not been earned, the Pro-rating Mechanism as applied to the 2013 Net Income Target shall treat the deferred 2011 Earnout Shares and the deferred 2012 Earnout Shares in the same manner as the 2013 Earnout Shares.

(c)  If the 2011 Net Income of Merged Plastec is less than eighty percent (80%) of the 2011 Net Income Target, all of the 2011 Earnout Shares will be deferred to Fiscal Year 2012 and added to the amount of 2012 Earnout Shares and, subject to the remainder of this paragraph, will be earned in full if Merged Plastec achieves the 2012 Net Income Target for Fiscal Year 2012 or earned in part as determined by the Pro-rating Mechanism (if triggered in accordance with this Section 1.8). If the 2012 Net Income of Merged Plastec is less than eighty percent (80%) of the 2012 Net Income Target, all of the 2012 Earnout Shares will be deferred to Fiscal Year 2013 and added to the amount of 2013 Earnout Shares and will be earned in full if Merged Plastec achieves the 2013 Net Income Target for Fiscal Year 2013 or earned in part as determined by the Pro-rating Mechanism (if triggered in accordance with this Section 1.8); provided, however, that if the Net Income of Merged Plastec is less than eighty percent (80%) of both the (x) the 2011 Net Income Target and (y) the 2012 Net Income Target in the relevant Fiscal Years, then all of the 2011 Earnout Shares and the 2012 Earnout Shares shall be deferred and added to the amount of 2013 Earnout Shares, with all such Earnout Shares being earned in full if Merged Plastec achieves the 2013 Net Income Target or earned in part as determined by the Pro-rating Mechanism (if triggered in accordance with this Section 1.8). At the conclusion of Fiscal Year 2013, the Plastec Shareholders shall be entitled to be issued the Earnout Shares that are earned pursuant to this Section 1.8, if any, based upon Merged Plastec’s Fiscal Year 2013 Net Income, and no further Earnout Shares shall be issued to the Plastec Shareholders.

(d)  The Pro-rating Mechanism, as applied to each Plastec Shareholder individually, will be calculated as follows:

As applied to a failure to meet the 2011 Net Income Target in Fiscal Year 2011

(2011 Net Income – 2010 Actual Net Income) (2011 Net Income Target – 2010 Actual Net Income)	*	(such Plastec Shareholder’s share of the 2011 Earnout Shares)

As applied to (x) a failure to meet the 2012 Net Income Target in Fiscal Year 2012 or
(y) accelerated receipt of a portion of the 2012 Earnout Shares

(2012 Net Income – 2011 Net Income Target) HK$45,300,000	*	(such Plastec Shareholder’s share of all 2011 Earnout Shares plus 2012 Earnout Shares not earned by such Plastec Shareholder in Fiscal Year 2011

As applied to (x) a failure to meet the 2013 Net Income Target in Fiscal Year 2013 or
(y) accelerated receipt of a portion of the 2013 Earnout Shares

(2013 Net Income – 2012 Net Income Target) HK$74,000,000	*	(such Plastec Shareholder’s share of Earnout Shares for all Fiscal Years minus those Earnout Shares actually earned by such Plastec Shareholder in Fiscal Year 2011 and Fiscal Year 2012)

Solely for purposes of illustration, an example of the foregoing is set forth in Schedule 1.8.

(e)  Within thirty (30) days after delivery of the audit report on Merged Plastec’s financial statements for the Fiscal Years ending April 30 of 2011, 2012 and 2013, Merged Plastec shall deliver to the GSME Committee (as defined in Section 1.10) and the Shareholders’ Committee (as defined in Section 1.11) a notice (each a “Notice”) setting forth (i) Merged Plastec’s Net Income for such Fiscal Year, (ii) the number of Earnout Shares that shall be issued pursuant to the terms of Section 1.8(a) through (d) as a result of Merged Plastec’s Net Income in such Fiscal Year and (iii) the allocation thereof to each Plastec Shareholder pursuant to the terms of Section 1.8(a), (b) and (d). Unless the GSME Committee or the Shareholders’ Committee disagrees with the Notice, each shall counter-sign such Notice and deliver it to GSME, which shall take all necessary actions so that any Earnout Shares that have been earned by the Plastec Shareholders are immediately issued. If either the GSME Committee or the Shareholders’ Committee disagrees with the Notice, the Parties shall attempt to resolve such dispute by voluntary settlement. If a voluntary settlement is reached within thirty (30) days after the date on which the GSME Committee and the Shareholders’ Committee have received the Notice, the GSME Committee, the Shareholders’ Committee and Merged Plastec shall execute a revised Notice with the agreed upon figures and GSME shall take all necessary actions so that any Earnout Shares that have been earned by the Plastec Shareholders are immediately issued. If the GSME Committee and the Shareholders’ Committee cannot resolve a dispute prior to the expiration of thirty (30) days after receipt of the Notice, then the dispute shall be submitted (at the direction of either the GSME Committee, the Shareholders’ Committee or both) for arbitration as provided for in Section 11.13 hereof. The arbitrator shall render a decision within ninety (90) days of being appointed and such decision and award (“Decision”) shall be in writing (with copies delivered to Merged Plastec, the GSME Committee and the Shareholders’ Committee) and shall be final and conclusive on GSME, the GSME Committee and the Shareholders’ Committee and, promptly after receiving a copy of the Decision, GSME shall take all necessary actions so that any Earnout Shares that have been earned by the Plastec Shareholders are immediately issued. Each approved and executed Notice or Decision shall be referred to as a “Final Notice.” All fees and costs of such arbitrator shall be borne by GSME.

(f)  The number of Earnout Shares issuable to the Plastec Shareholders pursuant to this Section 1.8 shall be proportionately increased or decreased, or subject to such other adjustment, in the event of any reclassification, recapitalization, stock split, split-up, combination or exchange of shares or a stock dividend, extraordinary cash dividend or dividend payable in any other securities is declared prior to such

Earnout Shares being issued, as may be necessary or appropriate so that the Earnout Shares or other consideration issued to the Plastec Shareholders with respect to achieving any Net Income Target shall provide the Plastec Shareholders with the same economic and other benefits of ownership as the Plastec Shareholders would have received if the number of Earnout Shares issued with respect to achieving such Net Income Target had been issued to the Plastec Shareholders at Closing.

1.9  Indemnity Escrow.  To provide a contingent fund for the payment of amounts, if any, due to GSME pursuant to the indemnity obligations of the Insiders and the Investors set forth in Article VIII, at the Closing, ten percent (10%) of the GSME Shares (“Indemnity Escrow Shares”) to be issued and delivered to the Insiders and the Investors pursuant to Section 1.3(a)(i) at the Closing (the “Escrow Fund”) shall be deposited into escrow, to be held for the period ending on the thirtieth (30th) day after the date GSME has filed with the SEC its Annual Report on Form 20-F for the Fiscal Year ending April 30, 2011 (the “Escrow Period”), all in accordance with the terms and conditions of the Escrow Agreement in the form of Exhibit B to be entered into among GSME, the Insiders, the Investors and Continental Stock Transfer & Trust Company (“Continental”), as Escrow Agent (the “Indemnity Escrow Agreement”).

1.10  GSME Committee.  A committee (the “GSME Committee”), consisting of Jing Dong Gao and Eli D. Scher, shall represent the interests of, and act on behalf of, GSME and the other GSME Indemnitees (as defined in Section 8.1(a)) for the purposes of the Indemnity Escrow Agreement and the sale restrictions described in Section 5.3 and making those determinations hereunder and thereunder that are specifically reserved to the GSME Committee by the terms hereof. If either Jing Dong Gao or Eli D. Scher ceases to serve as a member of the GSME Committee for any reason, the other member of the GSME Committee shall designate a successor. All decisions of the GSME Committee shall be made by unanimous vote or consent of its members.

1.11  Plastec Shareholders’ Committee.  The Plastec Shareholders hereby designate Kin Sun Sze-To and J. David Selvia to represent the interests of the Plastec Shareholders in approving, challenging or effecting any Notice in accordance with Section 1.8(e) (the “Shareholders’ Committee”). If Kin Sun Sze-To ceases to serve in such capacity, Sun Yip shall designate a successor. If J. David Selvia ceases to serve in such capacity, Cathay shall designate a successor. The Plastec Shareholders that are parties to the Indemnity Escrow Agreement hereby designate Kin Sun Sze-To and Ho Leung Ning to represent the interests of the Plastec Shareholders that are parties to the Indemnity Escrow Agreement for purposes of the Indemnity Escrow Agreement (such designee and any successor collectively referred to as the “Representative”). If either Kin Sun Sze-To or Ho Leung Ning ceases to serve as the Representative, Sun Yip shall designate a successor.

1.12  Other Effects of the Merger.  The Merger shall have all further effects as specified in the applicable provisions of the BVI Act.

1.13  Additional Actions.  If, at any time after the Effective Time, Merged Plastec, the Plastec Shareholders or GSME, as applicable, shall consider or be advised that any deeds, bills of sale, assignments, transfers, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm, of record or otherwise, in Merged Plastec or GSME its right, title or interest in, to or under any of the rights, properties or assets of GSME or Plastec or otherwise carry out this Agreement, the officers and directors of Merged Plastec, Plastec, GSME or any of the Plastec Shareholders, as applicable, shall be authorized to execute and deliver, in the name and on behalf of GSME, Plastec, GSME Sub, or any of the Plastec Shareholders, as applicable, all such deeds, bills of sale, assignments, transfers and assurances and to take and do, in the name and on behalf of GSME, Plastec, GSME Sub or any of the Plastec Shareholders, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in Merged Plastec or otherwise to carry out this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF PLASTEC

Subject to the exceptions set forth in Schedule 2 (the “Plastec Schedule”), Plastec hereby represents and warrants to, and covenants with, GSME as of the date hereof and as of the Closing as follows (as used in this Article II, and elsewhere in this Agreement, the term “Plastec” includes the Subsidiaries (as defined in Section 2.2(a)) unless the context otherwise indicates):

2.1  Organization and Qualification.

(a)  Plastec is a company limited by shares, duly incorporated, validly existing and in good standing under the laws of the British Virgin Islands and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being or currently planned by Plastec to be conducted. Plastec is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders (“Approvals”) necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being or currently planned by Plastec to be conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Plastec. Complete and correct copies of the memorandum and articles of association (or other comparable governing instruments with different names) (collectively referred to herein as “Charter Documents”) of Plastec, as amended and currently in effect, have been heretofore delivered to GSME or GSME’s counsel. Plastec is not in violation of any of the provisions of its Charter Documents.

(b)  Plastec is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Plastec. Each jurisdiction in which Plastec is so qualified or licensed is listed in Schedule 2.1.

(c)  The minute books of Plastec contain true, complete and accurate records of all meetings and consents in lieu of meetings of its Board of Directors (and any committees thereof), similar governing bodies and shareholders (“Corporate Records”) since the date of Plastec’s inception. Copies of such Corporate Records of Plastec have been heretofore delivered to GSME or GSME’s counsel.

(d)  The share transfer, warrant and option transfer and ownership records of Plastec contain true, complete and accurate records of the securities ownership as of the date of such records and the transfers involving the shares and other securities of Plastec since the time of Plastec’s organization. Copies of such records of Plastec have been heretofore delivered to GSME or GSME’s counsel.

2.2  Subsidiaries.

(a)  Plastec has no direct or indirect subsidiaries or participations in joint ventures other than those listed in Schedule 2.2 (each such entity listed in Schedule 2.2 is referred to as a “Subsidiary” and collectively, as the “Subsidiaries”). Except as set forth in Schedule 2.2, Plastec or another Subsidiary that is wholly-owned by Plastec owns all of the outstanding equity securities of each Subsidiary, free and clear of all Liens. Except for the Subsidiaries, Plastec does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person (as defined in Section 11.2(m)), has no agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan, commitment or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.

(b)  Each Subsidiary is duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation (as listed in Schedule 2.2) and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being or currently planned by Plastec to be conducted. Each Subsidiary is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being or currently planned by Plastec to be conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Plastec or such Subsidiary. Complete and correct copies of the Charter Documents of each Subsidiary, as amended and currently in effect, have been heretofore delivered to GSME or GSME’s counsel. No Subsidiary is in violation of any of the provisions of its Charter Documents.

(c)  Each Subsidiary is duly qualified or licensed to do business as a foreign corporation or foreign limited liability company and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Plastec or such Subsidiary. Each jurisdiction in which each Subsidiary is so qualified or licensed is listed in Schedule 2.2 ..

(d)  The minute books of each Subsidiary contain true, complete and accurate records of all meetings and consents in lieu of meetings of its Board of Directors (and any committees thereof), similar governing bodies and shareholders since the date of the Subsidiary’s inception. Copies of the Corporate Records of each Subsidiary have been heretofore delivered to GSME or GSME’s counsel.

(e)  The authorized and outstanding capital stock or other equity interests of each Subsidiary are set forth in Schedule 2.2. There are no outstanding options, warrants or other rights to purchase securities of any Subsidiary.

2.3  Capitalization.

(a)  The maximum authorized number of shares of Plastec consists of 50,000 ordinary shares, par value $1.00 per share (the “Plastec Shares”), of which 12,500 shares are issued and outstanding as of the date of this Agreement, all of which are validly issued, fully paid and nonassessable.

(b)  No Plastec Shares are reserved for issuance upon the exercise of outstanding options to purchase Plastec Shares granted to employees of Plastec or other parties, and no Plastec Shares are reserved for issuance upon the exercise of outstanding warrants or other rights to purchase Plastec Shares. All outstanding Plastec Shares have been issued and granted in compliance with all applicable securities laws and other applicable laws and regulations.

(c)  Except as contemplated by this Agreement and except as set forth in Schedule 2.3, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights except such preemptive rights as may be set forth in applicable Charter Documents or relevant law of its jurisdiction), commitments or agreements of any character to which Plastec is a party or by which it is bound obligating Plastec to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock or similar ownership interests of Plastec or obligating Plastec to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.

(d)  Except as contemplated by this Agreement and except as set forth in Schedule 2.3, there are no registration rights, and there is no voting trust, proxy, rights plan, antitakeover plan or other agreement or understanding to which Plastec is a party or by which Plastec is bound with respect to any equity security of any class of Plastec.

(e)  Except as set forth in Schedule 2.3, no outstanding Plastec Shares are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable agreement with Plastec.

2.4  Authority Relative to this Agreement.  Plastec has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by Plastec of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Plastec (including the approval by its Board of Directors and shareholders, subject in all cases to the satisfaction of the terms and conditions of this Agreement, including the conditions set forth in Article VII), and no other corporate proceedings on the part of Plastec or its shareholders are necessary to authorize this Agreement or to consummate the transactions contemplated hereby pursuant to applicable law and the terms and conditions of this Agreement. This Agreement has been duly and validly executed and delivered by Plastec and, assuming the due authorization, execution and delivery thereof by the other Parties hereto, constitutes the legal and binding obligation of Plastec, enforceable against Plastec in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

2.5  No Conflict; Required Filings and Consents.

(a)  The execution and delivery of this Agreement by Plastec does not, and the performance of this Agreement by Plastec shall not, (i) conflict with or violate the Charter Documents of Plastec or any Subsidiary or any Legal Requirements (as defined in Section 11.2(h)), (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair Plastec’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Plastec pursuant to, any Plastec Contracts (as defined in Section 2.19(a)), or (iii) result in the triggering, acceleration or increase of any payment to any Person pursuant to any Plastec Contract, including any “change in control” or similar provision of any Plastec Contract, except for any such conflicts, violations, breaches, defaults, triggerings, accelerations, increases or other occurrences that would not, individually and in the aggregate, reasonably be expected to have a Material Adverse Effect on Plastec.

(b)  The execution and delivery of this Agreement by Plastec does not, and the performance of its obligations hereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any court, administrative agency, commission, governmental or regulatory authority, domestic or foreign (a “Governmental Entity”) or other third party (including, without limitation, lenders and lessors) except (i) for applicable requirements, if any, of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (“Exchange Act”) or state securities laws (“Blue Sky Laws”), and the rules and regulations thereunder, and appropriate documents received from or filed with the relevant authorities of other jurisdictions in which Plastec is licensed or qualified to do business, (ii) the consents, approvals, authorizations and permits described in Schedule 2.5 and (iii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Plastec or, after the Closing, GSME, or prevent consummation of the transactions contemplated by this Agreement or otherwise prevent the Parties hereto from performing their obligations under this Agreement.

2.6  Compliance.  Plastec has complied with and is not in violation of any Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect on Plastec. Except as set forth in Schedule 2.6, no written notice of non-compliance with any Legal Requirements has been received by Plastec (and Plastec has no Knowledge of any such notice delivered to any other Person). Plastec is not in violation of any term of any Plastec Contract, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect on Plastec.

2.7  Financial Statements.

(a)  Plastec has provided to GSME a correct and complete copy of the audited consolidated financial statements (including any related notes thereto) of Plastec for the Fiscal Years ended April 30, 2010, April 30, 2009 and April 30, 2008 (the “Financial Statements”)). The Financial Statements have been prepared in accordance with the rules and regulations of IFRS (as defined in Section 11.2(f)) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and fairly presents in all material respects the financial position of Plastec at the respective dates thereof and the results of its operations and cash flows for the periods indicated.

(b)  The books of account, and other similar books and records of Plastec, for Fiscal Years 2010, 2009 and 2008 are complete and correct in all material respects and there have been no material transactions required to be set forth therein that have not been so set forth.

(c)  The accounts and notes receivable of Plastec reflected on the balance sheet included in the Financial Statements as of April 30, 2010 which remain outstanding on the date hereof (i) arose from bona fide sales transactions in the ordinary course of business, (ii) are legal, valid and binding obligations of the respective debtors enforceable in accordance with their terms, except as such may be limited by bankruptcy, insolvency, reorganization, or other similar laws affecting creditors’ rights generally, and by general equitable principles, (iii) are not to Plastec’s Knowledge subject to any valid set-off or counterclaim except to the extent set forth in such balance sheet contained therein, (iv) are entitled to be collected in the aggregate recorded amounts thereof, net of any applicable reserve reflected in such balance sheet referenced above and (v) are not the subject of any actions or proceedings brought by or on behalf of Plastec.

2.8  No Undisclosed Liabilities.  Plastec has no liabilities (absolute, accrued, contingent or otherwise) of a nature required under IFRS to be disclosed on a balance sheet or in the related notes to financial statements that are, individually or in the aggregate, material to the business, results of operations or financial condition of Plastec, except: (i) liabilities provided for in or otherwise disclosed in the notes to the Financial Statements, and (ii) such liabilities arising in the ordinary course of Plastec’s business since April 30, 2010, which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Plastec.

2.9  Absence of Certain Changes or Events.  Except as set forth in Schedule 2.9, since April 30, 2010, there has not been: (i) any Material Adverse Effect on Plastec, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Plastec’s shares, or any purchase, redemption or other acquisition by Plastec of any of Plastec’s shares or any other securities of Plastec or any options, warrants, calls or rights to acquire any such shares or other securities, (iii) any split, combination or reclassification of any of Plastec’s share structure, (iv) (A) any granting by Plastec of any increase in compensation or fringe benefits, except for normal increases of cash compensation in the ordinary course of business consistent with past practice, or (B) any payment by Plastec of any bonus, except for bonuses made in the ordinary course of business consistent with past practice, or (C) any granting by Plastec of any increase in severance or termination pay or any entry by Plastec into any currently effective employment, severance, termination or indemnification agreement or any other agreement the benefits of which are contingent or the terms of which are materially altered adversely to Plastec upon the occurrence of a transaction involving Plastec of the nature contemplated hereby, except in the case of clause (C) for such employment, severance, termination, indemnification or other agreements made in the ordinary course of business consistent with past practice, (v) entry by Plastec into any licensing or other agreement with regard to the acquisition or disposition of any Intellectual Property (as defined in Section 2.18) other than licenses in the ordinary course of business consistent with past practice or any amendment or consent with respect to any licensing agreement filed or required to be filed by Plastec with respect to any Governmental Entity, (vi) any material change by Plastec in its accounting methods, principles or practices except for those changes required under IFRS, (vii) any change in the auditors of Plastec, except for the engagement of Grant Thornton in May 2010, (viii) any issuance of shares of Plastec, (ix) any revaluation by Plastec of any material portion of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable or any sale of assets of Plastec other than in the ordinary course of business or (x) any agreement, whether written or oral, to do any of the foregoing.

2.10  Litigation.  There are no claims, suits, actions or proceedings pending or, to the Knowledge of Plastec, threatened against Plastec before any Governmental Entity, or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement or which would reasonably be expected, either individually or in the aggregate with all such claims, actions or proceedings, to have a

Material Adverse Effect on Plastec or have a Material Adverse Effect on the ability of the Parties hereto to consummate the transactions contemplated by this Agreement.

2.11  Employee Benefit Plans.

(a)  There are no material employee incentive, fringe or benefit plans, programs, policies, commitments or other arrangements (whether or not set forth in a written document), and any employee compensation plan not made in the ordinary course of business, covering any active or former employee, director or consultant of Plastec, or any trade or business (whether or not incorporated) which is under common control with Plastec, with respect to which Plastec has a material liability (individually, a “Plan” and, collectively, the “Plans”).

(b)  Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any shareholder, director or employee of Plastec under any Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Plan, or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

2.12  Labor Matters.  Plastec is not a party to any collective bargaining agreement or other labor union contract applicable to persons employed by Plastec and Plastec does not know of any activities or proceedings of any labor union or other labor organization to organize any such employees. Plastec is not the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it to bargain with any labor organization which, if successful, would reasonably be expected to have a Material Adverse Effect upon Plastec.

2.13  Restrictions on Business Activities.  There is no agreement, commitment, judgment, injunction, order or decree binding upon Plastec or its assets or to which Plastec is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Plastec, any acquisition of property by Plastec or the conduct of business by Plastec as currently conducted other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a Material Adverse Effect on Plastec.

2.14  Title to Property.

(a)  All real property owned by Plastec (including improvements and fixtures thereon, easements and rights of way) is shown or reflected on the balance sheets of Plastec included in the Financial Statements. Plastec has good, valid and marketable title to the real property owned by it, and except as set forth in the Financial Statements, all of such real property is held free and clear of (i) all leases, licenses and other rights to occupy or use such real property and (ii) all Liens, rights of way, easements, restrictions, exceptions, variances, reservations, covenants or other title defects or limitations of any kind, other than liens for Taxes (as defined in Section 2.15(a)) not yet due and payable and such liens or other imperfections of title, if any, as do not materially detract from the value of or materially interfere with the present use of the real property affected thereby. There are no options or other contracts under which Plastec has a right to acquire or the obligation to sell any interest in real property. Plastec neither owns, nor has any other interest in, real property located in the United States.

(b)  All capitalized material leases of real property owned or held for use by Plastec in connection with the business of Plastec are shown or reflected on the balance sheets included in the Financial Statements as of the dates of such Financial Statements, other than those entered into or acquired on or after the date of the Financial Statements in the ordinary course of business. All material personal property and assets of Plastec have been previously disclosed or furnished to GSME in connection with GSME’s due diligence review of Plastec. Plastec has good and marketable title to the real property leases owned by it and all such real property leases are in each case held free and clear of all Liens, except for Liens and failures to hold good and marketable title disclosed in the Financial Statements or Schedule 2.14(b) hereto or that would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Plastec.

(c)  Except as set forth in Schedule 2.14(c) hereto, all material leases, other than those leases referred to in the first sentence of Section 2.14(b), pursuant to which Plastec leases from others material real property are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default of Plastec or, to Plastec’s Knowledge, with respect to any other party (or any event which with notice or lapse of time, or both, would constitute a material default), except where the lack of such validity and effectiveness or the existence of such default or event of default would not reasonably be expected to have a Material Adverse Effect on Plastec.

(d)  Plastec is in possession of, or has valid and effective rights to, all properties, assets and rights required for the effective conduct of its business taken as a whole, as it is currently operated and expected to be operated in the future, in the ordinary course.

2.15  Taxes.

(a)  Definition of Taxes.  For the purposes of this Agreement, “Tax” or “Taxes” refers to all taxes levied or imposed by any Governmental Entity, including, without limitation, gross receipts, income, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, assessments, governmental charges and duties together with all interest, penalties and additions imposed with respect to any such amounts and any obligations under any agreements or arrangements with any other Person with respect to any such amounts and including any liability of a predecessor entity for any such amounts.

(b)  Tax Returns and Audits.

(i)  Plastec has duly filed all returns, estimates, information statements and reports relating to Taxes (“Returns”) required to be filed by Plastec with any Tax authority prior to the date hereof, except such Returns which are not material to Plastec. All such Returns are true, correct and complete in all material respects. Plastec has paid all Taxes shown to be due and payable on such Returns.

(ii)  All material amounts of Taxes that Plastec is required by law to withhold or collect have been duly withheld or collected, and have been timely paid over to the proper governmental authorities to the extent due and payable.

(iii)  Plastec is not delinquent in the payment of any material Tax nor is there any material amount of Tax deficiency outstanding, proposed or assessed against Plastec, nor has Plastec executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any material amount of Tax which waiver or extension is presently in effect.

(iv)  To the Knowledge of Plastec, no audit or other examination of any Return of Plastec by any Tax authority is presently in progress nor has Plastec been notified of any request for such an audit or other examination.

(v)  No adjustment relating to any Return filed by Plastec has been proposed in writing, formally or informally, by any Tax authority to Plastec or any representative thereof.

(vi)  Plastec has no liability for any material amount of unpaid Taxes which have not been accrued for or reserved on Plastec’s balance sheets included in the Financial Statements, whether asserted or unasserted, contingent or otherwise, which is material to Plastec, other than any liability for unpaid Taxes that may have accrued since the end of the most recent Fiscal Year in connection with the operation of the business of Plastec in the ordinary course of business.

(vii)  This Section 2.15 contains the sole and exclusive representations and warranties of Plastec with respect to any matter relating to Taxes or Returns.

2.16  Environmental Matters.

(a)  Except for such matters that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect, to Plastec’s Knowledge, it has no liability under any applicable law existing and in effect on the date hereof relating to pollution or protection of the environment (an “Environmental Law”) or under any Plastec Contract with respect to or as a result of the presence, discharge, generation, treatment, storage, handling, removal, disposal, transportation or release of any substance defined as hazardous, toxic or a pollutant under any Environmental Law (“Hazardous Material”) applicable to Plastec’s activities.

(b)  Other than with regard to customary filings and notice obligations, Plastec has not received any notice of violation or potential liability under any Environmental Laws from any Person or Governmental Entity or any inquiry, request for information, or demand letter under any Environmental Law relating to operations or properties of Plastec.

(c)  Plastec is not subject to any order arising under any Environmental Law nor is there any administrative, civil or criminal action, suit, proceeding or investigation pending or, to the knowledge of Plastec, threatened, against Plastec under any Environmental Law. Plastec has not entered into any agreement pursuant to which it has assumed or will assume any liability under Environmental Laws, including, without limitation, any obligation for costs of remediation, of any other Person.

(d)  There have been no environmental studies or investigations undertaken or completed, and there are no such studies or investigations currently in process, with respect to Plastec and/or its Subsidiaries or their respective properties or assets.

2.17  Brokers; Third Party Expenses.  Plastec has not incurred, nor will it incur, directly or indirectly, any liability for brokerage, finders’ fees, agent’s commissions or any similar charges in connection with this Agreement or any transactions contemplated hereby which will become the liability of GSME or will be a liability of Merged Plastec to be paid after Closing.

2.18  Intellectual Property.  Schedule 2.18 contains a description of all material Intellectual Property of Plastec. For the purposes of this Agreement, the following terms have the following definitions:

“Intellectual Property” shall mean any or all of the following and all worldwide common law and statutory rights in, arising out of, or associated therewith: (i) patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof (“Patents”); (ii) inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto throughout the world (“Copyrights”); (iv) software and software programs; (v) domain names, uniform resource locators and other names and locators associated with the Internet; (vi) industrial designs and any registrations and applications therefor; (vii) trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor (collectively, “Trademarks”); (viii) all databases and data collections and all rights therein; (ix) all moral and economic rights of authors and inventors, however denominated, and (x) any similar or equivalent rights to any of the foregoing (as applicable).

“Plastec Intellectual Property” shall mean any Intellectual Property that is owned by, or exclusively licensed to, Plastec, including software and software programs developed by or exclusively licensed to Plastec (specifically excluding any off the shelf or shrink-wrap software).

“Registered Intellectual Property” means all Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any Governmental Entity or other legal authority.

“Plastec Registered Intellectual Property” means all of the Registered Intellectual Property owned by, or filed in the name of, Plastec.

“Plastec Products” means all current versions of products or service offerings of Plastec.

(a)  Except as disclosed in Schedule 2.18, no Plastec Intellectual Property or Plastec Product is subject to any material proceeding or outstanding decree, order, judgment, contract, license or stipulation restricting in any manner the use, transfer or licensing thereof by Plastec, or which may affect the validity, use or enforceability of such Plastec Intellectual Property or Plastec Product, which in any such case would reasonably be expected to have a Material Adverse Effect on Plastec.

(b)  Plastec owns or has enforceable rights to use all Intellectual Property required for the conduct of its business as presently conducted or as presently contemplated to be conducted. Except as disclosed in Schedule 2.18, Plastec owns and has good and exclusive title to each material item of Plastec Intellectual Property owned by it free and clear of any Liens (excluding non-exclusive licenses and related restrictions granted by it in the ordinary course of business); and Plastec is the exclusive owner of all material registered Trademarks and Copyrights used in connection with the operation or conduct of the business of Plastec including the sale of any products or the provision of any services by Plastec.

(c)  To the Knowledge of Plastec, the material operation of the business of Plastec as such business currently is conducted, including Plastec’s use of any product, device or process material to its operations, has not and does not infringe or misappropriate the Intellectual Property of any third party or constitute unfair competition or trade practices under the laws of any jurisdiction applicable to Plastec. Plastec has not received any claims or threats from third parties alleging any such infringement, misappropriation or unfair competition or trade practices that are not resolved.

2.19  Agreements, Contracts and Commitments.

(a)  Schedule 2.19 sets forth a complete and accurate list of all Material Plastec Contracts (as hereinafter defined), specifying the parties thereto. For purposes of this Agreement, (i) the term “Plastec Contracts” shall mean all contracts, agreements, leases, mortgages, indentures, notes, bonds, licenses, permits, franchises, purchase orders, sales orders, and other understandings, commitments and obligations (including without limitation outstanding offers and proposals) of any kind, whether written or oral, to which Plastec (including its Subsidiaries) is a party and has continuing material obligations to the other parties thereto, or by or to which any of the properties or assets of Plastec are bound, subject or affected as of the date hereof (including without limitation notes or other instruments payable to Plastec); and (ii) the term “Material Plastec Contracts” shall mean (x) each Plastec Contract (I) providing for remaining payments (present or future) to Plastec in excess of one million dollars ($1,000,000) in the aggregate or (II) under which or in respect of which Plastec presently has any remaining liability or obligation of any nature whatsoever (absolute, contingent or otherwise) in excess of one million dollars ($1,000,000), and (y) without limitation of subclause (x), each of the following Plastec Contracts:

(i)  any mortgage, indenture, note, installment obligation or other instrument, agreement or arrangement for or relating to any borrowing of money from Plastec by any officer, director, shareholder or holder of derivative securities of Plastec (each such person, a “Plastec Insider”);

(ii)  any mortgage, indenture, note, installment obligation or other instrument, agreement or arrangement for or relating to any borrowing of money from a Plastec Insider by Plastec;

(iii)  any guaranty, direct or indirect, by Plastec, a Subsidiary or any Plastec Insider of any obligation for borrowings, or otherwise, excluding endorsements made for collection in the ordinary course of business;

(iv)  any Plastec Contract of employment or management or for consulting services in excess of $250,000 per year;

(v)  any Plastec Contract made other than in the ordinary course of business or (I) providing for the grant of any preferential rights to purchase or lease any asset of Plastec in excess of $250,000 in value or (II) providing for any right (exclusive or non-exclusive) to sell or distribute, or otherwise relating to the sale or distribution of, any product or service of Plastec in excess of $250,000 in value;

(vi)  any obligation to register any shares or other securities of Plastec with any Governmental Entity;

(vii)  any obligation to make payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons;

(viii)  any collective bargaining agreement with any labor union;

(ix)  any lease or similar arrangement for the use by Plastec of real property or personal property (other than any lease of vehicles, office equipment or operating equipment made in the ordinary course of business where the annual lease payments are less than one million dollars ($1,000,000));

(x)  any Plastec Contract granting or purporting to grant, or otherwise in any way relating to, any mineral rights or any other interest (including, without limitation, a leasehold interest) in real property;

(xi)  any Plastec Contract to which any Plastec Insider is a party; and

(xii)  any outstanding offer or proposal which, if accepted, would constitute any of the foregoing.

(b)  Each Material Plastec Contract was entered into at arms’ length, is in full force and effect and, to Plastec’s Knowledge, is valid and binding upon and enforceable against each of the parties thereto (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies). True, correct and complete copies of all Material Plastec Contracts and outstanding offers and proposals, which, if accepted, would constitute Material Plastec Contracts (or written summaries in the case of oral Material Plastec Contracts or oral offers and proposals, which if accepted, would constitute Material Plastec Contracts), have been heretofore delivered to GSME or GSME’s counsel.

(c)  Neither Plastec nor, to the best of Plastec’s Knowledge, any other party thereto with material obligations thereunder is in breach of or in default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any Plastec Contract, and no party to any Plastec Contract has given any written notice of any claim of any such breach, default or event, which, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Plastec. Each Material Plastec Contract that has not expired or been terminated by its terms is in full force and effect, subject to all of the terms and conditions of each such Material Plastec Contract, and except as may be further limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally and by general principles of equity.

2.20  Insurance.  Schedule 2.20 sets forth Plastec’s material all risk, auto liability, general comprehensive liability and product liability insurance policies currently in force and covering the assets, business, equipment, properties and operations of Plastec (collectively, the “Insurance Policies”). The insurances provided by such Insurance Policies are to Plastec’s Knowledge adequate in amount and scope for Plastec’s business and operations, including any insurance required to be maintained by Plastec Contracts.

2.21  Governmental Actions/Filings.

(a)  Plastec has been granted and holds, and has made, all Governmental Actions/Filings (as defined in Section 2.21(c)) necessary to the conduct by Plastec of any material portion of its business (as presently conducted and as presently proposed to be conducted) or used or held for use by Plastec, and true, complete and correct copies of which have heretofore been delivered to GSME or GSME’s counsel. Each such Governmental Action/Filing is in full force and effect and no such Governmental Action/Filing must be renewed prior to April 30, 2011, and Plastec is in compliance with all of its obligations with respect thereto except where the failure to be in compliance would not reasonably be expected to have a Material Adverse Effect upon Plastec. No event has occurred and is continuing which requires or permits, or after notice or lapse of time or both would require or permit, and, except as may result from the status of GSME as a holder of the shares of Merged Plastec, consummation of the transactions contemplated by this Agreement or any ancillary documents will not require or permit (with or without notice or lapse of time, or both), any modification or termination of any such Governmental Actions/Filing except such events which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect upon Plastec.

(b)  No Governmental Action/Filing is necessary to be obtained, secured or made by Plastec that has not already been obtained, secured or made to enable it to continue to conduct any material portion of its businesses and operations and use any material portion of its properties after the Closing through April 30, 2011 in a manner which is consistent with current practice.

(c)  For purposes of this Agreement, the term “Governmental Action/Filing” shall mean any franchise, license, certificate of compliance, authorization, consent, order, permit, approval, consent or other action of, or any filing, registration or qualification with, any federal, state, municipal, foreign or other governmental, administrative or judicial body, agency or authority.

2.22  Interested Party Transactions.  No employee, officer or director of Plastec or immediate family member thereof is indebted to Plastec, nor is Plastec indebted (or committed to make loans or extend or guarantee credit) to any such Person, other than (i) for payment of salary and bonus for services rendered, (ii) reimbursement for expenses incurred on behalf of or otherwise authorized by Plastec or in connection with such Person’s duties as an officer, director or employee of Plastec, and (iii) for other employee benefits in the ordinary course of business. To Plastec’s Knowledge, none of such individuals has any direct or indirect material ownership interest in any Person which is an Affiliate of Plastec or with which Plastec has a material contractual relationship, or in any Person that competes with Plastec, except that each employee, shareholder, officer or director of Plastec and members of their respective immediate families may own less than five percent (5%) of the outstanding stock in publicly traded companies that may compete with Plastec. To the Knowledge of Plastec, no Plastec Shareholder, officer, director or other Affiliate of the Plastec Shareholders is, directly or indirectly, interested in any Material Plastec Contract with Plastec (other than such contracts as relate to any such Person’s ownership of capital stock or other securities of Plastec or such Person’s employment with Plastec).

2.23  Plastec Shareholder Indebtedness.  Except as set forth in Schedule 2.23 hereto, there are no outstanding direct or indirect indebtedness or other similar obligations owed by the Plastec Shareholders to Plastec.

2.24  Board Approval.  The Board of Directors of Plastec (including any required committee or subgroup thereof) has, as of the date of this Agreement, duly approved this Agreement and the transactions contemplated hereby.

2.25  No Illegal or Improper Transactions.  Neither Plastec nor, to the Knowledge of Plastec, any officer, director, employee, agent or Affiliate of Plastec has (a) used any funds of Plastec for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made any payment in violation of applicable law to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (c) made any other payment in violation of applicable law.

2.26  No United States Operations or Assets.  Plastec does not conduct any operations in the United States, its territories or possessions and has no assets (including bank accounts) located therein.

2.27  Representations and Warranties Complete.  To Plastec’s Knowledge, the representations and warranties of Plastec included in this Agreement and any list, statement, document or information set forth in, or attached to, any Schedule provided pursuant to this Agreement or delivered hereunder, are true and complete in all material respects and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading, under the circumstance under which they were made.

2.28  Survival of Representations and Warranties.  The representations and warranties of Plastec set forth in this Agreement shall survive the Closing until the end of the Escrow Period or such later date as may be set forth in Section 8.4(a).

2.29  No Other Representations.  Except for the representations and warranties set forth in Article IV, subject to the exceptions set forth in the applicable disclosure schedules, none of GSME or GSME Sub, or any other Person on its or any of their behalf, makes any express or implied representation or warranty with respect to the GSME or GSME Sub or the transactions contemplated herein. Notwithstanding any representation made in this Agreement, none of GSME, GSME Sub nor any other Person on its or their behalf, makes any representation, warranty or covenant of any kind in respect of future revenues, expenses, expenditures, results of operations or prospects, or any other projections or other forward-looking information.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PLASTEC SHAREHOLDERS

Subject to the exceptions set forth in Schedule 3 (the “Plastec Shareholders Schedule”), each Plastec Shareholder represents and warrants to, and covenants with, GSME and GSME Sub, as of the date hereof and as of the Closing, as follows:

3.1  Authority Relative to this Agreement.  Such Plastec Shareholder has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by such Plastec Shareholder of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of such Plastec Shareholder (including the approval by its Board of Directors and shareholders, subject in all cases to the satisfaction of the terms and conditions of this Agreement, including the conditions set forth in Article VII), and no other corporate proceedings on the part of such Plastec Shareholder or its respective shareholders are necessary to authorize this Agreement or to consummate the transactions contemplated hereby pursuant to applicable law and the terms and conditions of this Agreement. This Agreement has been duly and validly executed and delivered by such Plastec Shareholder and, assuming the due authorization, execution and delivery thereof by the other Parties, constitutes the legal and binding obligation of such Plastec Shareholder, enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

3.2  Investor Representations.  Such Plastec Shareholder: (i) is acquiring the GSME Shares it shall receive pursuant to this Agreement for its account and not with a view towards distribution thereof; (ii) understands that it must bear the economic risk of the investment in the GSME Shares, which cannot be sold by it unless they are registered under the Securities Act, or an exemption therefrom is available thereunder; (iii) has had both the opportunity to ask questions and receive answers from the officers and directors of GSME and all persons acting on GSME’s behalf concerning the business and operations of GSME and to obtain any additional information to the extent GSME possesses or may possess such information or can acquire it without unreasonable effort or expense necessary to verify the accuracy of such information; and (iv) has had access to the GSME SEC Reports (as defined in Section 4.7(a)) filed prior to the date of this Agreement; (v) is either (A) an “accredited investor” as such term is defined in Rule 501(a) promulgated under the Securities Act or (B) an entity possessing sufficient knowledge and experience in financial and business matters to enable it to evaluate the merits and risks of an investment in GSME; and (vi) understands that the certificates representing the GSME Shares to be received by it may bear legends to the effect that such GSME Shares may not be transferred except upon compliance with (1) the registration requirements of the Securities Act (or an exemption therefrom) and (2) the provisions of this Agreement.

3.3  Consents.  The execution and delivery of this Agreement by such Plastec Shareholder does not, and the performance of its obligations hereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, Blue Sky Laws, and the rules and regulations thereunder, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Plastec Shareholders or Plastec or, after the Closing, GSME or Merged Plastec, or prevent consummation of the transactions contemplated by this Agreement or otherwise prevent the Parties from performing their respective obligations under this Agreement.

3.4  Liens.  Each Plastec Shareholder owns its respective Plastec Shares free and clear of all Liens.

3.5  Representations and Warranties Complete.  To each Plastec Shareholder’s Knowledge, the representations and warranties of such Plastec Shareholder included in this Agreement and any Schedule provided by such Plastec Shareholder pursuant to this Agreement or delivered hereunder, are true and complete in all material respects and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading, under the circumstances under which they were made.

3.6  Survival of Representations and Warranties.  The representations and warranties of each Plastec Shareholder set forth in this Agreement shall survive the Closing until the end of the Escrow Period or such later date as may be set forth in Section 8.4(a).

3.7  No Other Representations.  Except for the representations and warranties set forth in Article IV, subject to the exceptions set forth in the applicable disclosure schedules, none of GSME or GSME Sub, or any other Person on its or any of their behalf, makes any express or implied representation or warranty with respect to GSME or GSME Sub or the transactions contemplated herein. Notwithstanding any representation made in this Agreement, none of GSME, GSME Sub nor any other Person on its or their behalf, makes any representation, warranty or covenant of any kind in respect of future revenues, expenses, expenditures, results of operations or prospects, or any other projections or other forward-looking information.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF GSME

Subject to the exceptions set forth in Schedule 4 (the “GSME Schedule”), each of GSME and GSME Sub represent and warrant to, and covenant with, Plastec, as of the date hereof and as of the Closing, as follows:

4.1  Organization and Qualification.

(a)  GSME is a corporation duly incorporated, validly existing and in good standing under the law of the Cayman Islands and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being or currently planned by GSME to be conducted. GSME Sub is a company duly formed, validly existing and in good standing under the law of the British Virgin Islands and has the requisite company power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being or currently planned by GSME to be conducted. Each is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, lease or operate and to carry on its business as it is now being or currently planned by it to be conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on GSME or GSME Sub. Complete and correct copies of the Charter Documents of each of them, as amended and currently in effect, have been heretofore delivered to Plastec. Neither is in violation of any of the provisions of its Charter Documents.

(b)  Each is duly qualified or licensed to do business as a foreign corporation and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on GSME or GSME Sub. At or prior to the Closing, GSME will be duly qualified or licensed to do business as a foreign corporation and in good standing in each jurisdiction where the character of the properties acquired by it pursuant to this Agreement makes such qualification or licensing necessary.

4.2  Subsidiaries.  Other than GSME’s ownership of GSME Sub, neither GSME nor GSME Sub owns, directly or indirectly, any ownership, equity, profits or voting interest in any other Person nor has any agreement or commitment to purchase any such interest. Neither GSME nor GSME Sub has agreed to make, and neither is obligated or bound to make, any future investment in or capital contribution to any other entity

(whether such obligation or binding be by any written, oral or other agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan, commitment or undertaking of any nature, as of the date hereof or as may hereafter be in effect).

4.3  Capitalization.

(a)  As of the date of this Agreement, the authorized share capital of GSME consists of 50,000,000 GSME Shares and 1,000,000 preference shares, par value $0.001 per share (the “GSME Preference Shares”), of which 4,800,000 GSME Shares and no GSME Preference Shares are issued and outstanding, all of which are validly issued, fully paid and nonassessable.

(b)  As of the date of this Agreement, the authorized share capital of GSME Sub consists of 100 shares, par value $0.001 per share (the “GSME Sub Stock”). Fifty (50) shares of GSME Sub Stock have been issued to GSME, representing all of the issued and outstanding shares of GSME Sub Stock. There are no options, warrants, voting agreements or other rights outstanding with respect to the GSME Sub Stock.

(c)  Except as set forth in Schedule 4.3: (i) no GSME Shares or GSME Preference Shares are reserved for issuance upon the exercise of outstanding options to purchase GSME Shares or GSME Preference Shares granted to employees of GSME or other parties (the “GSME Shares Options”) and there are no outstanding GSME Shares Options; (ii) no GSME Shares or GSME Preference Shares are reserved for issuance upon the exercise of outstanding warrants to purchase GSME Shares or GSME Preference Shares (the “GSME Warrants”) and there are no outstanding GSME Warrants; and (iii) no GSME Shares or GSME Preference Shares are reserved for issuance upon the conversion of GSME Preference Shares or any outstanding convertible notes, debentures or securities (the “GSME Convertible Securities”). All GSME Shares and GSME Preference Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. All outstanding GSME Shares and all outstanding GSME Warrants have been issued and granted in compliance with (x) all applicable securities laws and (in all material respects) other applicable laws and regulations, and (y) all requirements set forth in any applicable GSME Contracts (as defined in Section 4.19(a)). GSME has heretofore delivered to Plastec true, complete and accurate copies of the GSME Warrants, including any and all documents and agreements relating thereto.

(d)  The GSME Shares to be issued by GSME pursuant to this Agreement, upon issuance in accordance with the terms of this Agreement, will be duly authorized and validly issued and such GSME Shares will be fully paid and nonassessable.

(e)  Except as set forth in Schedule 4.3 or as contemplated by this Agreement or the GSME SEC Reports, there are no registration rights, and there is no voting trust, proxy, rights plan, agreement to repurchase or redeem, anti-takeover plan or other agreements or understandings to which GSME or GSME Sub is a party or by which GSME or GSME Sub is bound with respect to any equity security of any class of GSME or GSME Sub.

(f)  Except as provided for in this Agreement or as set forth in Schedule 4.3, as a result of the consummation of the transactions contemplated hereby, no shares, warrants, options or other securities of GSME or GSME Sub are issuable and no rights in connection with any shares, warrants, options or other securities of GSME or GSME Sub accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

4.4  Authority Relative to this Agreement.  GSME and GSME Sub have full corporate power and authority, respectively, to: (i) execute, deliver and perform this Agreement, and each ancillary document executed or delivered, or to be executed or delivered pursuant to this Agreement, and (ii) carry out their obligations hereunder and thereunder and, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by GSME and GSME Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of GSME (including the approval by its Board of Directors) and all necessary company action on the part of GSME Sub (including the approval by its Board of Directors), and no other corporate or company proceedings on the part of GSME or GSME Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than the GSME Shareholder Approval (as defined in Section 6.1(a)). This Agreement has been duly and validly executed and delivered by GSME and GSME Sub and, assuming the due authorization, execution and delivery thereof by the other Parties, constitutes the legal and binding obligation of GSME and GSME Sub, enforceable against them in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

4.5  No Conflict; Required Filings and Consents.

(a)  The execution and delivery of this Agreement by GSME and GSME Sub do not, and the performance of this Agreement by them shall not,: (i) conflict with or violate GSME’s or GSME Sub’s Charter Documents, (ii) conflict with or violate any Legal Requirements, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair GSME’s or GSME Sub’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of GSME or GSME Sub pursuant to, any GSME Contracts, except, with respect to clauses (ii) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, have a Material Adverse Effect on GSME or GSME Sub.

(b)  The execution and delivery of this Agreement by GSME and GSME Sub do not, and the performance of their respective obligations hereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, Blue Sky Laws, and the rules and regulations thereunder, and appropriate documents with the relevant authorities of other jurisdictions in which GSME is qualified to do business and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on GSME or GSME Sub, or prevent consummation of the transactions contemplated by this Agreement or otherwise prevent the Parties from performing their obligations under this Agreement.

4.6  Compliance.  GSME and GSME Sub have complied with, and are not in violation of, any Legal Requirements with respect to the conduct of their respective business, or the ownership or operation of such business, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect on GSME or GSME Sub. The business and activities of GSME and GSME Sub have not been and are not being conducted in violation of any Legal Requirements. Neither GSME nor GSME Sub is in default or violation of any term, condition or provision of its Charter Documents. No written notice of non-compliance with any Legal Requirements has been received by GSME or GSME Sub.

4.7  SEC Filings; Financial Statements.

(a)  GSME has made available to Plastec and the Plastec Shareholders a correct and complete copy of each report and registration statement filed by GSME (the “GSME SEC Reports”) with the SEC, which are all the forms, reports and documents required to be filed by GSME with the SEC prior to the date of this Agreement. All GSME SEC Reports required to be filed by GSME since its inception were filed in a timely manner in accordance with the rules and regulations of the SEC. As of their respective dates GSME SEC Reports: (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such GSME SEC Reports, and (ii) did not at the time they were filed (and if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing and as so amended or superseded) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent set forth in the preceding sentence, neither GSME nor GSME Sub makes any representation or warranty whatsoever concerning any GSME SEC Report as of any time other than the date or period with respect to which it was filed.

(b)  Except as set forth in Schedule 4.7, each set of financial statements (including, in each case, any related notes thereto) contained in any GSME SEC Report, including each GSME SEC Report filed after the date hereof until the Closing, complied or will comply as to form in all material respects with the rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, do not contain footnotes as permitted by the rules and regulations of the SEC promulgated under the Exchange Act) and each fairly presents or will fairly present in all material respects the financial position of GSME at the respective dates thereof and the results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were, are or will be subject to normal adjustments which were not or are not expected to have a Material Adverse Effect on GSME or GSME Sub taken as a whole.

(c)  GSME Sub has never made any filing with the SEC and it neither is, nor ever has been, required to make any such filing.

4.8  No Undisclosed Liabilities.  GSME and GSME Sub have no liabilities (absolute, accrued, contingent or otherwise) that are, individually or in the aggregate, material to the business, results of operations or financial condition of GSME or GSME Sub, except (i) liabilities provided for in or otherwise disclosed in GSME SEC Reports filed prior to the date hereof, and (ii) liabilities incurred since November 25, 2009 in the ordinary course of business, which would not, individually or in the aggregate, have a Material Adverse Effect on GSME. GSME Sub has had no operations or activities except those incidental to its formation and the transactions contemplated by this Agreement.

4.9  Absence of Certain Changes or Events.  Except as set forth in the GSME SEC Reports filed prior to the date of this Agreement, and except as contemplated by this Agreement, since November 25, 2009, there has not been: (i) any Material Adverse Effect on GSME or GSME Sub, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of GSME’s or GSME Sub’s capital stock, or any purchase, redemption or other acquisition by GSME or GSME Sub of any of GSME’s or GSME Sub’s capital stock or any other securities of GSME or GSME Sub or any options, warrants, calls or rights to acquire any such shares or other securities, (iii) any split, combination or reclassification of any of GSME’s or GSME Sub’s capital stock, (iv) any granting by GSME or GSME Sub of any increase in compensation or fringe benefits, except for normal increases of cash compensation in the ordinary course of business consistent with past practice, or any payment by GSME or GSME Sub of any bonus, except for bonuses made in the ordinary course of business consistent with past practice, or any granting by GSME or GSME Sub of any increase in severance or termination pay or any entry by GSME or GSME Sub into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving GSME or GSME Sub of the nature contemplated hereby, (v) entry by GSME or GSME Sub into any licensing or other agreement with regard to the acquisition or disposition of any Intellectual Property other than licenses in the ordinary course of business consistent with past practice or any amendment or consent with respect to any licensing agreement filed or required to be filed by GSME or GSME Sub with respect to any Governmental Entity, (vi) any material change by GSME or GSME Sub in its accounting methods, principles or practices, except as required by concurrent changes in U.S. GAAP, (vii) any change in the auditors of GSME or GSME Sub, (viii) any issuance of capital stock of GSME or GSME Sub, or (ix) any revaluation by GSME or GSME Sub of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable or any sale of assets of GSME or GSME Sub other than in the ordinary course of business.

4.10  Litigation.  There are no claims, suits, actions or proceedings pending or to GSME’s or GSME Sub’s Knowledge, threatened against GSME or GSME Sub, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement or which would reasonably be expected, either singularly or in the aggregate with all such claims, actions or proceedings, to have a Material Adverse Effect on GSME or GSME Sub or have a Material Adverse Effect on the ability of the Parties to consummate the transactions contemplated by this Agreement.

4.11  Employee Benefit Plans.  Neither GSME nor GSME Sub maintains, or has any liability under, any Plan, and neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any shareholder, director or employee of GSME or GSME Sub, or (ii) result in the acceleration of the time of payment or vesting of any such benefits.

4.12  Labor Matters.  Neither GSME nor GSME Sub is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by GSME or GSME Sub and neither GSME nor GSME Sub knows of any activities or proceedings of any labor union to organize any such employees.

4.13  Restrictions on Business Activities.  Since their organization, GSME and GSME Sub have not conducted any business activities other than activities directed toward the accomplishment of a business combination. Except as set forth in GSME’s or GSME Sub’s Charter Documents, there is no agreement, commitment, judgment, injunction, order or decree binding upon GSME or GSME Sub or to which GSME or GSME Sub is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of GSME or GSME Sub, any acquisition of property by GSME or GSME Sub or the conduct of business by GSME or GSME Sub as currently conducted other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have, a Material Adverse Effect on GSME or GSME Sub.

4.14  Title to Property.  Neither GSME nor GSME Sub owns or leases any real property or personal property. There are no options or other contracts under which GSME or GSME Sub has a right or obligation to acquire or lease any interest in real property or personal property.

4.15  Taxes.  Except as set forth in Schedule 4.15:

(a)  GSME and GSME Sub have timely filed all Returns required to be filed by them with any Tax authority prior to the date hereof, except such Returns which are not material to GSME or GSME Sub. All such Returns are true, correct and complete in all material respects. GSME and GSME Sub have paid all Taxes shown to be due on such Returns.

(b)  All Taxes that GSME and GSME Sub are required by law to withhold or collect have been duly withheld or collected, and have been timely paid over to the proper governmental authorities to the extent due and payable.

(c)  Neither GSME nor GSME Sub has been delinquent in the payment of any material Tax that has not been accrued for in GSME’s or GSME Sub’s books and records of account for the period for which such Tax relates nor is there any material Tax deficiency outstanding, proposed or assessed against GSME or GSME Sub, nor has GSME or GSME Sub executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(d)  No audit or other examination of any Return of GSME or GSME Sub by any Tax authority is presently in progress, and neither GSME nor GSME Sub has been notified of any request for such an audit or other examination.

(e)  No adjustment relating to any Return filed by GSME or GSME Sub has been proposed in writing, formally or informally, by any Tax authority to GSME, GSME Sub or any representative of either of them.

(f)  GSME and GSME Sub have no liability for any material unpaid Taxes which have not been accrued for or reserved on GSME’s or GSME Sub’s balance sheets included in the audited financial statements for the most recent fiscal year ended, whether asserted or unasserted, contingent or otherwise, which are material to GSME or GSME Sub, other than any liability for unpaid Taxes that may have accrued since the end of the most recent fiscal year in connection with the operation of the business of

GSME or GSME Sub in the ordinary course of business, none of which is material to the business, results of operations or financial condition of GSME or GSME Sub.

(g)  This Section 4.15 contains the sole and exclusive representations and warranties of GSME and GSME Sub with respect to any matter relating to Taxes or Returns.

4.16  Environmental Matters.  Except for such matters that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect: (i) GSME and GSME Sub have complied with all applicable Environmental Laws; (ii) GSME and GSME Sub are not subject to liability for any Hazardous Material disposal or contamination on any third party property; (iii) GSME and GSME Sub have not been associated with any release or threat of release of any Hazardous Material; (iv) GSME and GSME Sub have not received any notice, demand, letter, claim or request for information alleging that GSME or GSME Sub may be in violation of or liable under any Environmental Law; and (v) GSME and GSME Sub are not subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Material.

4.17  Brokers.  Except as set forth in Schedule 4.17, neither GSME nor GSME Sub has incurred, nor will either of them incur, directly or indirectly, any liability for brokerage or finder’s fees or agent’s commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

4.18  Intellectual Property.  GSME and GSME Sub do not own, license or otherwise have any right, title or interest in any material Intellectual Property or material Registered Intellectual Property.

4.19  Agreements, Contracts and Commitments.

(a)  Except as set forth in the GSME SEC Reports filed prior to the date of this Agreement, and with respect to confidentiality and nondisclosure agreements, there are no contracts, agreements, leases, mortgages, indentures, notes, bonds, liens, licenses, permits, franchises, purchase orders, sales orders or other understandings, commitments or obligations (including without limitation outstanding offers or proposals) of any kind, whether written or oral, to which GSME or GSME Sub is a party or by or to which any of the properties or assets of GSME or GSME Sub may be bound, subject or affected, which either (a) create or impose a liability greater than twenty-five thousand dollars ($25,000), or (b) may not be cancelled by GSME or GSME Sub on thirty (30) days’ or less prior notice (“GSME Contracts”). All GSME Contracts are listed in Schedule 4.19 other than those that are exhibits to GSME SEC Reports.

(b)  Except as set forth in the GSME SEC Reports filed prior to the date of this Agreement, each GSME Contract was entered into at arms’ length and in the ordinary course, is in full force and effect and is valid and binding upon and enforceable against each of the parties thereto. True, correct and complete copies of all GSME Contracts (or written summaries in the case of oral GSME Contracts) and of all outstanding offers or proposals of GSME or GSME Sub have been heretofore delivered to or otherwise made available to Plastec.

(c)  Neither GSME, GSME Sub nor, to the Knowledge of GSME or GSME Sub, any other party thereto is in breach of or in default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any GSME Contract, and no party to any GSME Contract has given any written notice of any claims of any such breaches, defaults or events, which, individually or in the aggregate, are reasonably likely to have a Material Adverse Effect on GSME or GSME Sub. Each agreement, contract or commitment to which GSME or GSME Sub is a party or by which it is bound that has not expired by its terms is in full force and effect, except where such failure to be in full force and effect is not reasonably likely to have a Material Adverse Effect on GSME or GSME Sub.

4.20  Insurance.  Except for directors’ and officers’ liability insurance, neither GSME nor GSME Sub maintains any Insurance Policies.

4.21  Interested Party Transactions.  Except as set forth in the GSME SEC Reports filed prior to the date of this Agreement: (a) no employee, officer, director or shareholder of GSME or GSME Sub or a member of his or her immediate family is indebted to GSME or GSME Sub nor is GSME or GSME Sub indebted (or committed to make loans or extend or guarantee credit) to any of them, other than reimbursement for reasonable expenses incurred on behalf of GSME or GSME Sub; (b) to GSME’s or GSME Sub’s Knowledge, none of such individuals has any direct or indirect ownership interest in any Person with whom GSME or GSME Sub is affiliated or with whom GSME or GSME Sub has a material contractual relationship, or any Person that competes with GSME or GSME Sub, except that each employee, shareholder, officer or director of GSME or GSME Sub and members of their respective immediate families may own less than five percent (5%) of the outstanding stock in publicly traded companies that may compete with GSME or GSME Sub; and (c) to GSME’s or GSME Sub’s Knowledge, no officer, director or shareholder or any member of their immediate families is, directly or indirectly, interested in any material contract with GSME or GSME Sub (other than such contracts as relate to any such individual’s ownership of capital stock or other securities of GSME).

4.22  Indebtedness.  Except as set forth in Schedule 4.22, GSME and GSME Sub have no indebtedness for borrowed money or owed to any Affiliate.

4.23  GSME Shares Listing.  GSME Shares are quoted on the Over-the-Counter Bulletin Board (“OTC BB”). There is no action or proceeding pending or, to GSME’s or GSME Sub’s Knowledge, threatened against GSME by the OTC BB or the Financial Industry Regulation Authority (“FINRA”) with respect to any intention by such entities to prohibit or terminate such quotation.

4.24  Board Approval.  The Board of Directors of GSME (including any required committee or subgroup of the Board of Directors of GSME) has, as of the date of this Agreement, unanimously (i) declared the advisability of the transactions contemplated by this Agreement and approved this Agreement and the transactions contemplated hereby, (ii) determined that the transactions contemplated by this Agreement are in the best interests of the shareholders of GSME from a financial point of view and (iii) determined that the fair market enterprise value of Plastec is equal to at least eighty percent (80%) of the gross offering proceeds raised in GSME’s initial public offering of securities which occurred in November 2009 (the “IPO”). The Board of Directors of GSME, by resolution duly adopted unanimously at a meeting duly called and held, has duly (i) determined that this Agreement and the respective transactions contemplated by this Agreement are fair to and in the best interests of GSME and its shareholders, (ii) approved this Agreement and the respective transactions contemplated by this Agreement and declared their advisability, and (iii) recommended that GSME’s shareholders adopt this Agreement and directed that this Agreement be submitted for consideration by GSME’s shareholders at the Special Meeting (as defined in Section 6.1). The affirmative vote of the holders of a majority of the GSME Shares issued in GSME’s IPO that are present and entitled to vote at the Special Meeting is the only vote of the holders of any class or series of capital stock of GSME necessary to adopt or approve this Agreement and the respective transactions contemplated by this Agreement, provided that, in addition to such affirmative vote, holders of eighty-one percent (81%) or more in interest of the GSME Shares issued in GSME’s IPO and outstanding immediately before the Closing shall not have exercised their rights to convert their shares into a pro rata share of the Trust Fund (as defined in Section 4.25) in accordance with GSME’s Charter Documents for the transactions contemplated hereby to proceed.

4.25  Trust Fund.  As of the date hereof, GSME has no less than thirty-six million dollars ($36,000,000) invested in a trust account administered by Continental (the “Trust Fund”); provided that a portion of the Trust Fund may be utilized in accordance with Sections 6.14 and 6.18 hereof.

4.26  Governmental Actions/Filings.  Except as set forth in Schedule 4.26, GSME and GSME Sub have been granted and hold, and have made, all Governmental Actions/Filings necessary to the conduct by GSME and GSME Sub of their business (as presently conducted) or used or held for use by GSME or GSME Sub, and true, complete and correct copies of which have heretofore been delivered to Plastec. Each such Governmental Action/Filing is in full force and effect and, except as disclosed in Schedule 4.26, will not expire prior to April 30, 2011, and GSME and GSME Sub are in compliance with all of their obligations with respect thereto. No event has occurred and is continuing which requires or permits, or after notice or lapse of time or both would require or permit, and consummation of the transactions contemplated by this Agreement or any ancillary documents will not require or permit (with or without notice or lapse of time, or both), any modification or termination of any such Governmental Actions/Filings except such events which, either individually or in the aggregate, would not have a Material Adverse Effect upon GSME or GSME Sub.

4.27  Investment Company Act.  Neither GSME nor GSME Sub is, and neither will be after the Closing, an “investment company” or a person directly or indirectly “controlled” by or acting on behalf of an “investment company,” in each case within the meaning of the Investment Company Act of 1940, as amended.

4.28  GSME Sub.  Since the date of its formation, GSME Sub has not carried on any business or conducted any operations other than the execution of this Agreement and the performance of its obligations hereunder. GSME Sub was formed solely for the consummation of the transactions contemplated hereby.

4.29  Representations and Warranties Complete.  To GSME’s Knowledge, the representations and warranties of GSME and GSME Sub included in this Agreement and any list, statement, document or information set forth in, or attached to, any Schedule provided pursuant to this Agreement or delivered hereunder, are true and complete in all material respects and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading, under the circumstances under which they were made.

4.30  Survival of Representations and Warranties.  The representations and warranties of GSME and GSME Sub set forth in this Agreement shall survive until the Closing or such later date as may be set forth in Section 8.4(a).

4.31  No Other Representations.  Except for the representations and warranties set forth in Article II, subject to the exceptions set forth in the applicable disclosure schedules, and with respect to each Plastec Shareholder severally and not jointly, in Article III, subject to the exceptions set forth in the applicable disclosure schedules, none of the Plastec Shareholders, Plastec and/or its Subsidiaries, or any other Person on its or any of their behalf, makes any express or implied representation or warranty with respect to the Plastec Shareholders, Plastec and/or its Subsidiaries or the transactions contemplated herein. Notwithstanding any representation made in this Agreement, none of the Plastec Shareholders, Plastec and/or its Subsidiaries, nor any other Person on its or their behalf, makes any representation, warranty or covenant of any kind in respect of future revenues, expenses, expenditures, results of operations or prospects, or any other projections or other forward-looking information.

ARTICLE V

COVENANTS

5.1  Conduct of Business by Plastec, the Subsidiaries, GSME and GSME Sub.  During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the later of the Effective Time or the Closing, each of Plastec, the Subsidiaries, GSME and GSME Sub shall, except to the extent that the other Parties shall otherwise consent in writing, carry on its business in the usual, regular and ordinary course consistent with past practices, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations (except where noncompliance would not have a Material Adverse Effect), pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to (i) preserve substantially intact its present business organization, (ii) keep available the services of its present officers and employees and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has significant business dealings. In addition, except as required or permitted by the terms of this Agreement, without the prior written consent of GSME, with respect to consents given to actions of Plastec and the Subsidiaries, and Plastec, with respect to consents given to actions of GSME or GSME Sub, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the later of the Effective Time or the Closing, each of Plastec, the Subsidiaries, GSME and GSME Sub shall not do any of the following:

(a)  Waive any stock repurchase rights, accelerate, amend or (except as specifically provided for herein) change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

(b)  Grant any severance or termination pay to any officer or employee except pursuant to applicable law, written agreements outstanding, or policies existing on the date hereof and as previously or concurrently disclosed in writing or made available to the other Parties, or adopt any new severance plan, or except as required by applicable laws, amend or modify or alter in any manner any severance plan, agreement or arrangement existing on the date hereof;

(c)  Transfer or license to any person or otherwise extend, amend or modify any material rights to any Intellectual Property of Plastec or GSME, as applicable, or enter into grants to transfer or license to any person future patent rights, other than in the ordinary course of business consistent with past practices provided that in no event shall Plastec or GSME license on an exclusive basis or sell any Intellectual Property of Plastec, or GSME as applicable;

(d)  Except for special dividends issued, currently declared, declared prior to the Closing or accrued or payable prior to the Closing by Plastec to the Plastec Shareholders out of Plastec’s retained earnings of up to an aggregate of fifty million Hong Kong dollars (HK$50,000,000), declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

(e)  Except as set forth in Section 6.18, purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Plastec or GSME, as applicable, including repurchases of unvested shares at cost in connection with the termination of the relationship with any employee or consultant pursuant to agreements in effect on the date hereof;

(f)  Issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or any securities convertible into or exchangeable for shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into or exchangeable for shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible or exchangeable securities;

(g)  Except as contemplated by this Agreement or as required by applicable law, amend any of its Charter Documents;

(h)  Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of GSME or Plastec as applicable, or enter into any joint ventures, strategic partnerships or alliances or other arrangements that provide for exclusivity of territory or otherwise restrict such Party’s ability to compete or to offer or sell any products or services;

(i)  Sell, lease, license, encumber or otherwise dispose of any properties or assets, except (A) sales of inventory in the ordinary course of business consistent with past practice, and (B) the sale, lease or disposition (other than through licensing) of property or assets that are not material, individually or in the aggregate, to the business of such Party;

(j)  Except with respect to GSME as permitted by Section 6.13 or in the ordinary course of business of Plastec or any of the Subsidiaries, incur any indebtedness for borrowed money in excess of two million dollars ($2,000,000) in the aggregate or bearing interest at a rate in excess of ten percent (10%) per annum or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of GSME or Plastec, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing;

(k)  Except as required by applicable law, adopt or amend any employee benefit plan, policy or arrangement, any employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will”), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants, except in the ordinary course of business consistent with past practices;

(l)  Pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or litigation (whether or not commenced prior to the date of this Agreement) other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practices or in accordance with their terms, or liabilities recognized or disclosed in the most recent financial statements included in (i) the GSME SEC Reports filed prior to the date of this Agreement or (ii) Plastec’s financial statements provided to GSME prior to the date of this Agreement, as applicable, or incurred since the date of such financial statements, as applicable, or waive the benefits of, agree to modify in any manner, terminate, release any person from or knowingly fail to enforce any confidentiality or similar agreement to which Plastec is a party or of which Plastec is a beneficiary or to which GSME is a party or of which GSME is a beneficiary, as applicable;

(m)  Except in the ordinary course of business consistent with past practices, modify, amend or terminate any Plastec Contract or GSME Contract, as applicable, or waive, delay the exercise of, release or assign any material rights or claims thereunder;

(n)  Except as required by U.S. GAAP or IFRS, as applicable, revalue any of its assets or make any change in accounting methods, principles or practices;

(o)  Except in the ordinary course of business consistent with past practices or as provided for in this Agreement, incur or enter into, (i) with respect to Plastec, any agreement for financial advisory, investment banking or other similar services, or, (ii) with respect to Plastec, GSME or GSME Sub, any other agreement, contract or commitment requiring such Party to pay in excess of fifty thousand dollars ($50,000) in any twelve (12) month period;

(p)  Settle any litigation to which a Plastec Insider is a party or where the consideration given by Plastec is other than monetary;

(q)  Make or rescind any Tax elections that, individually or in the aggregate, would be reasonably likely to adversely affect in any material respect the Tax liability or Tax attributes of such Party, settle or compromise any material income tax liability or, except as required by applicable law, materially change any method of accounting for Tax purposes or prepare or file any Return in a manner inconsistent with past practice;

(r)  Form, establish or acquire any subsidiary except as contemplated by this Agreement or indicated in the Disclosure Schedules;

(s)  Permit any Person to exercise any of its discretionary rights under any Plan to provide for the automatic acceleration of any outstanding options, the termination of any outstanding repurchase rights or the termination of any cancellation rights issued pursuant to such plans;

(t)  Make material capital expenditures except in accordance with prudent business and operational practices consistent with past practice;

(u) Take or omit to take any action which would be reasonably anticipated to have a Material Adverse Effect;

(v)  Enter into any transaction with or distribute or advance any assets or property to any of its officers, directors, partners, shareholders or other Affiliates other than the payment of salary and benefits in the ordinary course of business consistent with past practice;

(w)  Solely as applied to GSME Sub, carry on any business or conduct any operations other than in performance of its obligations hereunder; or

(x)  Agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 5.1 (a) through (w) above.

5.2  No Transfer of Plastec Shares.  Between the date hereof and the later of the Effective Time and the Closing Date, none of the Plastec Shareholders shall, without the consent of GSME, Sell (as defined below) any Plastec Shares or any interest therein. “Sale” shall mean any sale, offer, contract to sell, transfer, pledge, hypothecation or other disposition of, or entrance into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the United States Securities Exchange Commission (“SEC”) in respect of, or establishing or increasing a put equivalent position or liquidating or decreasing a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder with respect to, any GSME Shares received on the Closing Date or any Earnout Shares received pursuant to Section 1.8, but shall not include any transfer (A) by a partnership transferring such interests owned by it to its partners or former partners pro rata in accordance with partnership interests, (B) by a corporation transferring such interests to a wholly owned subsidiary or a parent corporation that owns all of the capital stock of the transferor, (C) by a limited liability company transferring such interests to its members or former members pro rata in accordance with their interest in the limited liability company, (D) by an individual transferring such interests to such individual’s family member or trust for the benefit of such individual or such family member, or (E) of such interests to any Affiliate of the transferor; provided, that the transferee in each such case agrees in writing to be subject to the restrictions applicable to the transferor. Beneficial ownership shall be calculated in accordance with Rule 13d-3 under the Exchange Act. In connection with this covenant, GSME may give stop-transfer instructions to its transfer agent preventing its transfer agent from effecting any actions in violation of this Agreement through the end of the relevant restriction period. “Sell” shall have a correlative meaning.

5.3  Sale Restriction.

(a)  Subject to Section 5.3(c) and Section 5.4, each of the Plastec Shareholders agrees to the following restrictions on the sale of GSME Shares and Earnout Shares that it receives hereunder:

(i)  For a period of one hundred and eighty (180) days from the Closing Date, Sun Yip and Tiger shall not Sell any GSME Shares they receive hereunder; provided, however, that Sun Yip and Tiger shall be required to hold until April 30, 2013, a minimum of the lesser of (A) 20% of the outstanding GSME Shares on the Closing Date (after taking into account all conversions or purchases of GSME Shares in accordance with Sections 6.14 and 6.18 and the issuance of all GSME Shares constituting the Merger Consideration, including the Earnout Shares), which amount shall not exceed 4,315,714 shares (the “Outstanding GSME Shares ”) or (B) the aggregate number of GSME Shares that are actually delivered to Sun Yip and Tiger pursuant to this Agreement (including any Earnout Shares);

(ii)  For a period of one hundred and eighty (180) days from the Closing Date, Cathay shall not Sell any GSME Shares it receives hereunder. On the one hundred eighty first (181st) day after the Closing Date through and including the three hundredth (300th) day after the Closing Date, Cathay shall have the right to Sell fifty percent (50%) of the GSME Shares it was issued on the Closing Date under Section 1.3(a)(i). On the date that is three hundred and one (301) days after the Closing Date, Cathay shall have the right to Sell one hundred percent (100%) of the GSME Shares it was issued on the Closing Date under Section 1.3(a)(i). For a period of four hundred and twenty (420) days from the Closing Date, Cathay shall not Sell any Earnout Shares it is issued under Section 1.8. At any point thereafter, Cathay may Sell Earnout Shares at its discretion. Notwithstanding the foregoing and to the extent not already sold, Cathay shall be permitted to Sell up to twenty-five percent (25%) of the GSME Shares it receives pursuant to this Agreement at any time once the Average Closing Price (defined in Section 5.3(a)(iv)) of the GSME Shares equals or exceeds twelve dollars ($12.00) in any continuous thirty (30) trading day period (“Period”), up to an additional twenty-five percent (25%) of the GSME Shares it receives pursuant to this Agreement at any time once the Average Closing Price of the GSME Shares equals or exceeds fourteen dollars

($14.00) in any Period, with respect to an additional twenty-five percent (25%) of the GSME Shares it receives pursuant to this Agreement at any time when the Average Closing Price of the GSME Shares equals or exceeds sixteen dollars ($16.00) in any Period, and with respect to the final twenty-five percent (25%) of the GSME Shares it receives pursuant to this Agreement at any time when the Average Closing Price of the GSME Shares equals or exceeds twenty dollars ($20.00) in any Period; and

(iii)  For a period of one hundred and eighty (180) days from the Closing Date, Expert, Fine Colour and each Investor shall not Sell any GSME Shares it is issued on the Closing Date under Section 1.3(a)(i). For a period of one hundred and eighty (180) days from each date any tranche of Earnout Shares is delivered to Expert, Fine Colour and each Investor under Section 1.8, such holder shall not Sell such Earnout Shares.

(iv)  “Average Closing Price” shall mean the average closing price of GSME Shares on its principal trading exchange.

(b)  Certificates representing GSME Shares issued pursuant to this Agreement shall bear a prominent legend to the effect of the foregoing provisions of this Section 5.3.

(c)  The GSME Committee shall have the right, in its sole discretion, to consent, in writing, to any Sale in excess of the limits set forth in this Section 5.3. If a Plastec Shareholder desires to Sell GSME Shares in excess of the amounts set forth above, such Plastec Shareholder shall notify the GSME Committee in writing of such intent (the “Sale Request”). The GSME Committee shall respond to such Plastec Shareholder’s Sale Request, in the affirmative or the negative, within ten (10) Business Days of its receipt of the Sale Request.

5.4  Transfer Restrictions.  Any offers and Sales of the GSME Shares or Earnout Shares by the Plastec Shareholders will be made only pursuant to a registration of GSME Shares or Earnout Shares under the Securities Act and any other applicable laws or pursuant to an exemption from such registration requirements. Any transfer pursuant to a registration exemption will be made only after delivery to GSME of an opinion of counsel, reasonably satisfactory to GSME, that the transaction is exempt from such registration requirements and otherwise in accordance with the legend on such certificate.

5.5  Legend.  Each Plastec Shareholder agrees that in addition to the legend required pursuant to Section 5.3(b), the certificates representing the GSME Shares and the Earnout Shares issued pursuant to this Agreement shall contain a legend to the following effect:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY OTHER APPLICABLE STATE OR OTHER SECURITIES LAWS AND NEITHER SUCH SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND OTHER APPLICABLE SECURITIES LAWS OR (2) PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND OTHER APPLICABLE SECURITIES LAWS, IN WHICH CASE THE HOLDER MUST, PRIOR TO SUCH TRANSFER, FURNISH TO PLASTEC AN OPINION OF COUNSEL, WHICH COUNSEL AND OPINION ARE REASONABLY SATISFACTORY TO PLASTEC, THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR OTHERWISE TRANSFERRED IN THE MANNER CONTEMPLATED PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER OR AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND OTHER APPLICABLE SECURITIES LAWS. HEDGING TRANSACTIONS INVOLVING THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.

ARTICLE VI

ADDITIONAL COVENANTS OF THE PARTIES

6.1  Proxy Statement; Special Meeting.

(a)  As soon as is reasonably practicable after the date hereof, GSME shall prepare proxy materials for the purpose of soliciting proxies from holders of GSME Shares to vote, at a meeting of holders of GSME Shares to be called and held for such purpose (the “Special Meeting”), in favor of (i) the approval of the Merger and the transactions contemplated by this Agreement (the “GSME Shareholder Approval”), (ii) the change of the name of GSME to “Plastec Technologies, Ltd.”, (iii) an increase in the number of authorized ordinary GSME Shares to one hundred million (100,000,000), (iv) an adjournment of the Special Meeting if, at the time it is called to order, there are insufficient votes to obtain GSME Shareholder Approval or the holders of eighty-one percent (81%) or more in interest of the GSME Shares issued in GSME’s IPO and outstanding immediately before the Closing shall have exercised their rights to convert their shares into a pro rata share of the Trust Fund in accordance with GSME’s Charter Documents and (v) such other matters necessary for the consummation of the transactions contemplated hereby. Such proxy materials shall be in the form of a proxy statement to be used for the purpose of soliciting such proxies from holders of GSME Shares for the matters to be acted upon at the Special Meeting (the “Proxy Statement”). Plastec shall furnish to GSME all information concerning Plastec as GSME may reasonably request in connection with the preparation of the Proxy Statement. Plastec and its counsel shall be given a reasonable opportunity to review and comment on such proxy materials prior to their distribution to GSME’s shareholders and GSME will not distribute any documents containing information that Plastec has reasonably determined is incorrect or misleading and notified GSME in writing thereof.

(b)  As soon as practicable following the preparation of the definitive Proxy Statement, GSME shall distribute the Proxy Statement to the holders of GSME Shares and, pursuant thereto, shall call the Special Meeting in accordance with the Companies Law (Revised) of the Cayman Islands (the “Companies Law”) and GSME’s Charter Documents and, subject to the other provisions of this Agreement, solicit proxies from such holders to vote in favor of the approval of the Merger and the other transactions contemplated by this Agreement and the other matters presented for approval or adoption at the Special Meeting.

(c)  GSME shall use its best efforts to ensure that the Proxy Statement (i) includes the information GSME believes would have been required to be provided to shareholders had GSME not been a “foreign private issuer” (as defined in the Exchange Act) but still had a class of equity securities registered under Section 12 of the Exchange Act and (ii) complies with all applicable provisions of the Companies Law and GSME’s Charter Documents in the preparation, filing and distribution of the Proxy Statement, the solicitation of proxies thereunder, and the calling and holding of the Special Meeting. Without limiting the foregoing, GSME shall ensure that the Proxy Statement does not, as of the date on which the Proxy Statement is first distributed to the shareholders of GSME, and as of the date of the Special Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided that GSME shall not be responsible for the accuracy or completeness of any information relating to Plastec or any other information furnished by Plastec for inclusion in the Proxy Statement). Plastec represents and warrants that so long as GSME is in compliance with the terms of this Section 6.1, the information relating to Plastec supplied by Plastec for inclusion in the Proxy Statement will not, as of the date on which the Proxy Statement is first distributed to the shareholders of GSME or at the time of the Special Meeting, contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omits to state any material fact required to be stated therein or necessary in order to make the statement therein not false or misleading.

(d)  GSME, acting through its Board of Directors, shall include in the Proxy Statement the unanimous recommendation of its Board of Directors that the holders of GSME Shares vote in favor of the approval of the transactions contemplated by this Agreement, and shall otherwise use reasonable best efforts to obtain the GSME Shareholder Approval.

(e)  Plastec and each of the Plastec Shareholders shall cooperate with GSME and use commercially reasonable efforts to provide all information reasonably requested by GSME in connection with any application or other filing made to secure listing for trading or quotation of GSME’s securities on the Nasdaq Stock Market following the Effective Time.

6.2  Public Disclosure.  From the date of this Agreement until (a) the later of (x) the Closing or (y) the Effective Time or (b) the termination of this Agreement, the Parties shall cooperate in good faith to jointly prepare all press releases and public announcements pertaining to this Agreement and the transactions governed by it, and no Party shall issue or otherwise make any public announcement or communication pertaining to this Agreement or the Merger without the prior consent of GSME (in the case of Plastec and the Plastec Shareholders) or Plastec (in the case of GSME or GSME Sub), except as required by any legal requirement or by the rules and regulations of, or pursuant to any agreement of, a stock exchange or trading system. Each Party will not unreasonably delay, withhold or condition approval from the others with respect to any press release or public announcement. If any Party determines with the advice of counsel that it is required to make this Agreement and the terms of the transaction public or otherwise issue a press release or make public disclosure with respect thereto, it shall, at a reasonable time before making any public disclosure, consult with the other Parties regarding such disclosure, seek such confidential treatment for such terms or portions of this Agreement or the transaction as may be reasonably requested by the other Parties and disclose only such information as is legally compelled to be disclosed. This provision will not apply to communications by any Party to its counsel, accountants and other professional advisors.

6.3  Other Actions.

(a)  As promptly as practicable after execution of this Agreement, GSME will prepare and file with the SEC a Report of Foreign Private Issuer on Form 6-K pursuant to the Exchange Act to report the execution of this Agreement (“Signing Form 6-K”), which Plastec shall have the right and reasonable opportunity to review and comment upon prior to filing. Any language included in such Signing Form 6-K that reflects Plastec’s comments, as well as any text as to which Plastec has not commented upon being given a reasonable opportunity to comment, shall, notwithstanding the provisions of this Section 6.3, be deemed to have been approved by Plastec and may henceforth be used by GSME in other filings made by it with the Commission and in other documents distributed by GSME in connection with the transactions contemplated by this Agreement without further review or consent of Plastec. Promptly after the execution of this Agreement, GSME and Plastec shall also issue a press release announcing the execution of this Agreement (“Signing Press Release”).

(b)  At least five (5) days prior to Closing, GSME shall prepare a draft Form 20-F announcing the Closing, together with, or incorporating by reference, the financial statements prepared by Plastec and its accountant, and such other information that may be required to be disclosed with respect to the transactions contemplated herein in any report or form to be filed with the SEC (“Closing Report”), which shall be in a form reasonably acceptable to Plastec. Prior to Closing, GSME and Plastec shall prepare the press release announcing the consummation of the transactions contemplated by this Agreement (“Closing Press Release”). Concurrently with the Closing, GSME shall distribute the Closing Press Release. Concurrently with the Closing, or as soon as practicable thereafter, GSME shall file the Closing Report with the SEC.

6.4  Required Information.  In connection with the preparation of the Signing Form 6-K, the Signing Press Release, the Closing Report and the Closing Press Release, or any other statement, filing, notice or application made by or on behalf of GSME, GSME Sub and/or Plastec to any third party and/or any Governmental Entity in connection with the transactions contemplated by this Agreement, and for such other reasonable purposes, GSME, GSME Sub and Plastec each shall, upon request by any other of them, use commercially reasonable efforts to furnish the others with all information concerning themselves, their respective directors, officers and shareholders (including the directors of GSME and Plastec to be elected effective as of the Closing pursuant to Section 1.6) and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated by this Agreement. Each of GSME, GSME Sub and Plastec represents and warrants to each other that all such information shall be true and correct in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they are made, not misleading.

6.5  Confidentiality; Access to Information.

(a)  Confidentiality.  Any confidentiality agreement previously executed by the Parties shall be superseded in its entirety by the provisions of this Agreement. Each Party agrees to maintain in confidence any non-public information received from any other Party, and to use such non-public information only for purposes of consummating the transactions contemplated by this Agreement. Such confidentiality obligations will not apply to (i) information which was known to the one Party or its respective agents prior to receipt from any other Party; (ii) information which is or becomes generally known without the breach of this Section 6.5 by any Party; (iii) information acquired by a Party or its respective agents from a third party who was not bound to an obligation of confidentiality; and (iv) disclosure required by law. In the event this Agreement is terminated as provided in Article IX hereof, each Party (i) will destroy or return or cause to be returned to the relevant Parties all documents and other material obtained from such Parties in connection with the transactions contemplated by this Agreement, and (ii) will use its reasonable best efforts to delete from its computer systems all documents and other material obtained from the relevant Parties in connection with the transactions contemplated by this Agreement.

(b)  Access to Information.

(i)  Plastec will afford GSME and its financial advisors, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of Plastec during the period prior to the Closing to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of Plastec, as GSME may reasonably request. No information or knowledge obtained by GSME in any investigation pursuant to this Section 6.5 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the Parties to consummate the transactions contemplated by this Agreement.

(ii)  GSME will afford Plastec and its financial advisors, underwriters, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of GSME and GSME Sub during the period prior to the Closing to obtain all information concerning the business, including the status of business or product development efforts, properties, results of operations and personnel of GSME and GSME Sub, as Plastec may reasonably request. No information or knowledge obtained by Plastec in any investigation pursuant to this Section 6.5 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the Parties to consummate the transactions contemplated by this Agreement.

6.6  Commercially Reasonable Efforts.  Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using commercially reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions to the transaction set forth in Article VII to be satisfied, (ii) the obtaining of all necessary actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all consents, approvals or waivers from third parties required as a result of the transactions contemplated in this Agreement, including without limitation the consents referred to in Schedule 2.5 of the Plastec Schedule, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (v) the execution or delivery of any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. This obligation shall include, on the part of GSME, sending a termination letter to Continental in substantially the form of the exhibit attached to the Investment Management Trust Account Agreement by and between GSME and Continental dated as of November 19, 2009. In connection therewith and without limiting the foregoing, GSME and its Board of Directors and Plastec and its Board of Directors shall, if any takeover statute or similar statute or regulation is or becomes applicable to this Agreement or any of the transactions contemplated by this Agreement, use their commercially reasonable efforts to enable the transactions contemplated by this Agreement to be consummated as promptly as practicable on the terms contemplated by this Agreement. Notwithstanding anything herein to the contrary, nothing in this Agreement shall be deemed to require GSME or Plastec to agree to any divestiture by itself or any of its Affiliates of shares of capital stock or of any business, assets or property, or the imposition of any material limitation on the ability of any of them to conduct their business or to own or exercise control of such stock, assets or properties.

6.7  No Securities Transactions.  Neither Plastec nor any of the Plastec Shareholders or any of their respective Affiliates shall, directly or indirectly, engage in any transactions involving the securities of GSME prior to the time of the making of a public announcement of the transactions contemplated by this Agreement. Plastec shall use its best efforts to require each of its officers, directors, employees, agents and representatives to comply with the foregoing requirement.

6.8  No Claim Against Trust Fund.  Notwithstanding anything else in this Agreement, Plastec and each of the Plastec Shareholders acknowledge that they have read GSME’s final prospectus dated November 19, 2009 and understand that GSME has established the Trust Fund, and may draw upon a letter of credit to be provided by Cohen & Company (“L/C”), each for the benefit of GSME’s public shareholders and that GSME may disburse monies from (X) the Trust Fund only (i) to the public shareholders in the event they elect to convert their shares in accordance with GSME’s Charter Documents, (ii) to GSME’s public shareholders upon GSME’s liquidation if GSME fails to consummate a business combination or (iii) to GSME after, or concurrently with, the consummation of a business combination and (Y) the L/C to certain shareholders that vote in favor of any proposed business combination. Plastec and each of the Plastec Shareholders, for itself and its subsidiaries, directors, officers, employees, shareholders, representatives, advisors and all other associates and Affiliates, hereby waives all rights, title, interest or claim of any kind against GSME to collect from the Trust Fund or the L/C any monies that may be owed to it by GSME for any reason whatsoever, including but not limited to a breach of this Agreement by GSME or any negotiations, agreements or understandings with GSME (whether in the past, present or future), and will not seek recourse against the Trust Fund or the L/C at any time for any reason whatsoever. This paragraph will survive this Agreement and will not expire and will not be altered in any way without the express written consent of GSME, Plastec and each of the Plastec Shareholders.

6.9  Disclosure of Certain Matters.  Each of GSME, GSME Sub, Plastec and each of the Plastec Shareholders will provide the others with prompt written notice of any event, development or condition that (a) would cause any of such Party’s representations and warranties to become untrue or misleading or which may affect its ability to consummate the transactions contemplated by this Agreement, (b) had it existed or been known on the date hereof would have been required to be disclosed under this Agreement, (c) gives such Party any reason to believe that any of the conditions set forth in Article VII will not be satisfied, (d) is of a nature that would be reasonably likely to have a Material Adverse Effect on Plastec, or (e) would require any amendment or supplement to the Proxy Statement. The Parties shall have the obligation to supplement or amend the Plastec Schedule, the Plastec Shareholders Schedule and GSME Schedule (the “Disclosure Schedules”) being delivered concurrently with the execution of this Agreement and annexed hereto with respect to any matter hereafter arising or discovered which, if existing or known at the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedules. The obligations of the Parties to amend or supplement the Disclosure Schedules being delivered herewith shall terminate on the

Closing Date. Notwithstanding any such amendment or supplementation, for purposes of Sections 7.2(a), 7.3(a), 8.1(a)(i), 9.1(d) and 9.1(e), the representations and warranties of the Parties shall be made with reference to the Disclosure Schedules as they exist at the time of execution of this Agreement, subject to changes expressly contemplated by this Agreement or which are set forth in the Disclosure Schedules as they exist on the date of this Agreement.

6.10  Certain Claims.  As additional consideration for the payment of the Merger Consideration pursuant to this Agreement, each of the Plastec Shareholders hereby releases and forever discharges, effective as of the Closing Date, Plastec and each of its directors, officers, employees and agents, from any and all rights, claims, demands, judgments, obligations, liabilities and damages, whether accrued or unaccrued, asserted or unasserted, and whether known or unknown arising out of or resulting from such Plastec Shareholder’s status as a holder of equity securities of Plastec.

6.11  Certain Financial Information.  Within sixty (60) Business Days after the end of each fiscal quarter between the date hereof and the earlier of the Closing Date and the date on which this Agreement is terminated, Plastec shall deliver to GSME unaudited consolidated financial statements of Plastec for such quarter, including a balance sheet and a statement of operations, that are certified as correct and complete by the Chief Executive Officer and Chief Financial Officer of Plastec, prepared in accordance with IFRS applied on a consistent basis to prior periods (except as may be indicated in the notes thereto) and fairly present in all material respects the financial position of Plastec at the date thereof and the results of its operations for the period indicated, except that such statements need not contain notes and may be subject to normal adjustments that are not expected to have a Material Adverse Effect on Plastec.

6.12  Access to Financial Information.  Plastec will, and will cause its auditors to, (a) continue to provide GSME and its advisors full access to all of Plastec’s financial information used in the preparation of its Financial Statements and the financial information furnished pursuant to Section 6.11 and (b) use commercially reasonable efforts to cooperate with any reviews performed by GSME or its advisors of any such financial statements or information.

6.13  GSME Borrowings.  Through the Closing, GSME shall be allowed to borrow funds from its directors, officers and/or shareholders to meet its reasonable operating expenses, with any such loans to be made only as reasonably required by the operation of GSME in due course and repayable at Closing. The proceeds of such loans shall not be disbursed to or otherwise used for the payment of salaries, bonuses or other compensation to any of GSME’s directors, officers or shareholders or any of their respective Affiliates. GSME shall within two (2) Business Days prior to the Closing (or promptly if there are less than two (2) Business Days prior to the Closing), provide Plastec and the Plastec Shareholders with notice and copies (if written) of any such loan. Such notice shall include the amount and terms of, and the use of, any such loan.

6.14  Trust Fund Disbursement.  Within two (2) Business Days from the Closing (or promptly if there are less than two (2) Business Days prior to the Closing), GSME shall disclose to Plastec all liabilities and obligations of GSME due and owing or incurred at or prior to the Closing that are to be paid from the Trust Fund immediately upon Closing, including all amounts payable (i) in connection with any of the arrangements or transactions contemplated by Section 6.18 (including all costs and expenses in connection therewith), (ii) as deferred underwriters’ compensation in connection with GSME’s IPO, (iii) for income tax or other tax obligations of GSME prior to Closing, (iv) as repayment of loans and reimbursement of expenses to directors, officers and founding shareholders of GSME, (v) to third parties (e.g., professionals, printers, etc.) who have rendered services to GSME in connection with its operations and efforts to effect a business combination, including the transactions contemplated by this Agreement and (vi) to shareholders who elect to have their shares converted to cash in accordance with the provisions of GSME’s Charter Documents. The balance, if any, shall be released to GSME. If and only if the Closing occurs, to the extent the funds in the Trust Fund are insufficient to pay all outstanding deferred liabilities of GSME, Plastec shall pay such remaining expenses on behalf of GSME upon the Closing, up to a maximum of one million one hundred thousand dollars ($1,100,000) for professional services such as accounting or legal fees, five hundred thousand dollars ($500,000) for advisory fees and up to one million four hundred forty thousand dollars ($1,440,000) for underwriting discounts and commissions.

6.15  Financial Advisory Agreements.  GSME shall cause all agreements for financial advisory, investment banking and other similar services to which it is a party to be terminated no later than the Closing with no obligations of GSME, GSME Sub or Merged Plastec thereunder to remain in effect after the Closing.

6.16  Employment Agreements.  As soon as practicable after the execution of this Agreement, GSME shall execute employment agreements mutually acceptable to Plastec and GSME to be effective upon the Closing with each of the executives and employees of Plastec listed in Schedule 1.6 (collectively, the “Employment Agreements”).

6.17  Investor Relations Team.  As soon as practicable after the Closing, Plastec shall hire suitable experienced persons mutually satisfactory to both GSME and Plastec to comprise an internal public relations team for Plastec and GSME.

6.18  Certain Actions with Respect to GSME Securities.  Notwithstanding anything to the contrary contained in this Agreement, from and after the date of this Agreement until the Closing, for purposes of enhancing the likelihood of and securing GSME Shareholder Approval, GSME and its Affiliates may, and shall be permitted to, seek, negotiate and enter into arrangements for the purchase, redemption, tender or assignment of currently outstanding securities of GSME or enter into similar or related arrangements and engage in related undertakings that would be consummated at, prior to or immediately following Closing and which may utilize a portion of the funds in the Trust Fund. GSME may secure a bridge loan or loans or similar credit facilities to finance the foregoing activities, in which case GSME’s obligations under such facilities shall be repaid at Closing from amounts in the Trust Fund. GSME shall promptly provide Plastec with notice and copies (if written) of any such arrangements, undertakings, loans and credit facilities.

6.19  Securities Listing.  GSME and Plastec shall use commercially reasonable efforts to obtain the listing of GSME’s securities on the Nasdaq Stock Market. If such listing is not obtained by the Closing Date, GSME and Merged Plastec shall continue to use their commercially reasonable efforts after the Effective Time to obtain such listing.

6.20  Equity Incentive Plan.  After the Effective Time, GSME will adopt an equity incentive plan, subject to approval of GSME’s shareholders, covering a number of shares customary for similar companies that complies with all necessary Cayman Islands law and SEC regulations and provides for a pool from which GSME may grant equity awards (including stock options and restricted stock) to all employees, officers, directors and consultants of GSME and its Subsidiaries, including Merged Plastec.

6.21  Charter Protections; Directors’ and Officers’ Liability Insurance.

(a)  All rights to indemnification for acts or omissions occurring through the Closing Date now existing in favor of the current directors and officers of GSME as provided in the Charter Documents of GSME or in any indemnification agreements shall survive the Closing and shall continue in full force and effect in accordance with their terms.

(b)  For a period of six (6) years after the Closing Date, GSME shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by GSME (or policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous), with respect to claims arising from facts and events that occurred prior to the Closing Date.

(c)  If GSME or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of GSME assume the obligations set forth in this Section 6.21.

(d)  The provisions of this Section 6.21 are intended to be for the benefit of, and shall be enforceable by, each Person who will have been a director or officer of GSME for all periods ending on or before the Closing Date and may not be changed without the consent of the Person who served as the GSME Committee.

6.22  Registration Rights Agreement.  The Parties hereto agree to enter into a registration rights agreement (the “Registration Rights Agreement”) at the Closing pursuant to which GSME will agree to register for resale under applicable United States securities laws the GSME Shares, including the Earnout Shares, issued, or scheduled to be issued, to the Plastec Shareholders pursuant to the terms of this Agreement in accordance with the terms of the Registration Rights Agreement. The rights granted under the Registration Rights Agreement shall (a) include each of the rights granted to those Persons who were shareholders of GSME immediately prior to GSME’s IPO (the “Original GSME Shareholders”) pursuant to that certain Registration Rights Agreement between GSME and the Original GSME Shareholders dated November 19, 2009 (the “Existing Registration Rights Agreement”) and (b) be no less favorable and no more favorable to the Plastec Shareholders than the registration rights granted to the Original GSME Shareholders. The Registration Rights Agreement may be in the form of an amendment to the Existing Registration Rights Agreement making the Plastec Shareholders party thereto.

6.23  Tax Treatment.  For U.S. federal income tax purposes, the Merger is intended to be a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986 (the “Code”), and this Agreement is intended to be a “plan of reorganization” within the meaning of the regulations promulgated under Section 368(a) of the Code and for the purpose of qualifying the Merger as a Tax-free transaction for U.S. federal income Tax purposes. Each of the Parties shall use commercially reasonable efforts to cause the Merger to qualify as a “reorganization” under the provisions of Section 368(a) of the Code and will not take any action inconsistent with the Merger qualifying as a reorganization under Section 368(a) of the Code. Each of GSME and Plastec covenants and agrees to use its commercially reasonable efforts to defend in good faith all challenges to the treatment of the Merger as a reorganization as described in this Section 6.23, and none of the Parties will take or cause to be taken any action which would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under Section 368(a). Each of GSME and Plastec agree that if such Party becomes aware of any fact or circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization described in Section 368(a) of the Code, it will promptly notify the other Parties in writing of such fact or circumstance. If applicable, each of GSME and Plastec will comply with all reporting and record-keeping obligations set forth in the Code and the U.S. Department of Treasury regulations that are consistent with the Merger qualifying as a “reorganization” under the provisions of Section 368(a) of the Code. Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, the Parties acknowledge and agree that no Party is making any representation or warranty as to the qualification of the Merger as a reorganization under Section 368 of the Code or as to the effect, if any, that any transaction consummated prior to the Closing Date has or may have on any such reorganization status. The Parties acknowledge and agree that each: (i) has had the opportunity to obtain independent legal and Tax advice with respect to the transaction contemplated by this Agreement, and (ii) is responsible for paying its own Taxes, including without limitation, any adverse Tax consequences that may result if the transaction contemplated by this Agreement is not determined to qualify as a reorganization under Section 368 of the Code.

6.24  Continuing Business.  For a period of one (1) year from the Effective Time, GSME will continue at least one (1) significant historic business line of Plastec, or use at least a significant portion of Plastec’s historic business assets in a business, each within the meaning of U.S. Department of Treasury Regulation 1.368-1(d).

6.25  Fiscal Year End.  On or prior to the Closing, GSME shall change its fiscal year end to April 30.

6.26  Termination of Shareholders Agreements.  Plastec and the Plastec Shareholders shall use commercially reasonable efforts to cause the termination, effective as of the Effective Time, of (a) the Subscription and Shareholders’ Agreement, dated as of October 28, 2005, relating to Plastec among Plastec and certain of the Plastec Shareholders (the “2005 Shareholder Agreement”), and (b) any other voting or shareholder agreements involving Plastec under which any of the Plastec Shareholders or any other person has the right to vote, purchase or subscribe for shares of Plastec or any of the Subsidiaries (“Other Shareholder Agreements” and together with the 2005 Shareholder Agreement, the “Shareholder Agreements”), in each case without payment of any kind of consideration except as contemplated by this Agreement.

ARTICLE VII

CONDITIONS TO THE TRANSACTION

7.1  Conditions to Obligations of Each Party.  The respective obligations of each Party to effect the transactions contemplated by this Agreement shall be subject to the satisfaction on or prior to the Closing Date of the following conditions:

(a)  GSME Shareholder Approval.  GSME Shareholder Approval shall have been obtained by the requisite vote under the law of the Cayman Islands and GSME’s Charter Documents by May 25, 2011.

(b)  Conversion of GSME Shares.  Holders of fewer than eighty-one percent (81%) in interest of the GSME Shares issued in GSME’s IPO and outstanding immediately before the Closing shall have exercised their rights to convert their shares into a pro rata share of the Trust Fund in accordance with GSME’s Charter Documents.

(c)  No Order.  No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the transactions contemplated by this Agreement illegal or otherwise prohibiting consummation of such transactions, substantially on the terms contemplated by this Agreement.

7.2  Additional Conditions to Obligations of Plastec and the Plastec Shareholders.  The obligations of Plastec and the Plastec Shareholders to consummate and effect the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived by a writing executed by Plastec:

(a)  Representations and Warranties.  Each representation and warranty of GSME and GSME Sub contained in this Agreement that is (i) qualified as to materiality shall have been true and correct (A) as of the date of this Agreement and (B) subject to the provisions of the last sentence of Section 6.9, on and as of the Closing Date, with the same force and effect as if made on the Closing Date and (ii) not qualified as to materiality shall have been true and correct (A) as of the date of this Agreement and (B) subject to the provisions of the last sentence of Section 6.9, on and as of the Closing Date in all material respects, with the same force and effect as if made on the Closing Date. Plastec shall have received a certificate with respect to the foregoing signed on behalf of GSME by an authorized officer of GSME and GSME Sub (the “GSME Closing Certificate”).

(b)  Agreements and Covenants.  GSME and GSME Sub shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by them on or before the Closing Date, except to the extent that any failure to perform or comply (other than a willful failure to perform or comply or failure to perform or comply with an agreement or covenant reasonably within the control of GSME) does not, or will not, constitute a Material Adverse Effect with respect to GSME or GSME Sub, and the GSME Closing Certificate shall include a provision to such effect.

(c)  No Litigation.  No action, suit or proceeding against GSME or GSME Sub shall be pending or threatened before any Governmental Entity which is (i) reasonably likely to prevent consummation of any of the transactions contemplated by this Agreement, (ii) reasonably likely to cause any of the transactions contemplated by this Agreement to be rescinded following consummation, (iii) reasonably likely to affect materially and adversely or otherwise encumber the title of the GSME Shares to be issued by GSME pursuant to this Agreement and no order, judgment, decree, stipulation or injunction to any such effect shall be in effect or (iv) in the reasonable opinion of Plastec, likely to have a Material Adverse Effect with respect to GSME or GSME Sub.

(d)  Consents.  GSME and GSME Sub shall have obtained all consents, waivers and approvals required to be obtained by them in connection with the consummation of the transactions contemplated hereby, other than consents, waivers and approvals the absence of which, either alone or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on GSME or GSME Sub and the GSME Closing Certificate shall include a provision to such effect.

(e)  Material Adverse Effect.  No Material Adverse Effect with respect to GSME or GSME Sub shall have occurred since the date of this Agreement.

(f)  Opinions.  Plastec shall have received from Graubard Miller an opinion of counsel substantially in for the form of Exhibit D and from Maples and Calder opinions of counsel substantially in the forms of Exhibit E and Exhibit F.

(g)  Resignations.  The persons listed in Schedule 7.2(g) shall have resigned from all of their positions, offices and directorships with GSME and GSME Sub.

(h)  Trust Fund.  GSME shall have made appropriate arrangements to have the Trust Fund, which shall contain no less than the amount referred to in Section 4.25, disbursed to GSME immediately upon the Closing and in accordance with Section 6.14.

(i)  Employment Agreements.  The Employment Agreements shall be in full force and effect and the executives thereunder shall be ready, willing and able to serve in the capacities provided for therein.

(j)  Directors.  GSME and its Board of Directors shall have taken such necessary action so that the persons listed in Schedule 1.6 as intended directors shall be appointed as directors of GSME and Merged Plastec effective at Closing or immediately after the Effective Time, and the size of the Board of Directors of GSME shall be set at seven (7) persons.

(k)  SEC Reports.  Immediately prior to Closing, GSME shall be in compliance with all reporting requirements under the Exchange Act.

(l)  Board Approval.  Plastec’s Board of Directors shall have reconfirmed its approval of the consummation by Plastec of the transactions contemplated hereby, such reconfirmation to be based solely on an evaluation of (i) the funds remaining in the Trust Fund after taking into account all payments to be made pursuant to Section 6.14, and (ii) any pending litigation or other disputes involving shareholders of GSME.

(m)  Secretary’s Certificate.  Plastec shall have received a certificate from GSME and GSME Sub, signed by the Secretary of each of them, certifying (i) that the attached copies of the Charter Documents of GSME and GSME Sub and resolutions of the GSME Board of Directors and GSME Sub Board of Directors approving this Agreement and the transactions contemplated hereby are all true, complete and correct and remain in full force and effect, (ii) the results of the votes taken at GSME’s Special Meeting, and (iii) the holders of GSME’s share capital who have exercised their redemption rights and the number of shares of GSME’s share capital with respect to which redemption rights have been exercised.

(n)  Transaction Documents.  Each of the transaction documents contemplated hereunder to which GSME or GSME Sub is a Party shall have been executed and delivered by GSME and GSME Sub, as applicable.

(o)  Certificate of Good Standing.  Plastec shall have received a certificate of good standing for GSME under the law of the Cayman Islands and for GSME Sub under the law of the British Virgin Islands.

(p)  Injunctions or Restraints on Conduct of Business.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting any GSME or GSME Sub conduct or operation of the business of GSME or GSME Sub following the transactions contemplated hereunder shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Governmental Entity, domestic or foreign, seeking the foregoing be pending.

(q)  SEC Actions.  No formal or informal SEC investigation or proceeding shall have been initiated by the SEC against GSME or any of its officers or directors.

(r)  Other Deliveries.  At or prior to Closing, GSME shall have delivered to Plastec (i) copies of resolutions and actions taken by the GSME Board of Directors and shareholders in connection with the approval of this Agreement and the transactions contemplated hereunder, and (ii) such other documents or certificates as shall reasonably be required by Plastec and its counsel in order to consummate the transactions contemplated hereunder.

7.3  Additional Conditions to the Obligations of GSME and GSME Sub.  The obligations of GSME and GSME Sub to consummate and effect the transactions contemplated by this Agreement shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by GSME:

(a)  Representations and Warranties.  Each representation and warranty of Plastec and each of the Plastec Shareholders contained in this Agreement that is (i) qualified as to materiality shall have been true and correct (A) as of the date of this Agreement and (B) subject to the provisions of the last sentence of Section 6.9, on and as of the Closing Date, with the same force and effect as if made on the Closing Date and (ii) not qualified as to materiality shall have been true and correct (A) as of the date of this Agreement and (B) subject to the provisions of the last sentence of Section 6.9, on and as of the Closing Date in all material respects, with the same force and effect as if made on the Closing Date. GSME shall have received a certificate with respect to the foregoing signed on behalf of Plastec by an authorized officer of Plastec (with respect to the representations and warranties of Plastec) (the “Plastec Closing Certificate”) and by each of the Plastec Shareholders (with respect to the representations and warranties of such Plastec Shareholder (each, a “Plastec Shareholder Closing Certificate”).

(b)  Agreements and Covenants.  Plastec and each of the Plastec Shareholders shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by them on or before the Closing Date except to the extent that any failure to perform or comply (other than a willful failure to perform or comply or failure to perform or comply with an agreement or covenant reasonably within the control of Plastec) does not, or will not, constitute a Material Adverse Effect on Plastec, and the Plastec Closing Certificate and each Plastec Shareholder Closing Certificate shall include a provision to such effect with respect to Plastec or such Plastec Shareholder, as appropriate.

(c)  No Litigation.  No action, suit or proceeding against Plastec or the Plastec Shareholders shall be pending or threatened before any Governmental Entity which is (i) reasonably likely to prevent consummation of any of the transactions contemplated by this Agreement, (ii) reasonably likely to cause any of the transactions contemplated by this Agreement to be rescinded following consummation, (iii) reasonably likely to affect materially and adversely the right of GSME to own, operate or control any of the assets and operations of Merged Plastec following the Effective Time and no order, judgment, decree, stipulation or injunction to any such effect shall be in effect or (iv) in the reasonable opinion of GSME, likely to have a Material Adverse Effect with respect to Plastec.

(d)  Consents.  Plastec shall have obtained all consents, waivers, permits and approvals required to be obtained by Plastec and the Subsidiaries in connection with the consummation of the transactions contemplated hereby, other than consents, waivers and approvals the absence of which, either alone or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Plastec and the Plastec Closing Certificate shall include a provision to such effect.

(e)  Material Adverse Effect.  No Material Adverse Effect with respect to Plastec shall have occurred since the date of this Agreement.

(f)  Opinions.  GSME shall have received from Jingtian & Gongcheng and Maples and Calder opinions of counsel substantially in the forms of Exhibit G and Exhibit H, respectively.

(g)  Plastec Shareholders’ Obligations.  The Plastec Shareholders shall have repaid to Plastec, on or before the Closing, all direct and indirect indebtedness and obligations owed by them to Plastec, including the indebtedness and other obligations described in Schedule 2.22 and all other amounts owed by them to Plastec.

(h)  Derivative Securities.  There shall be outstanding no options, warrants or other derivative securities or rights entitling the holders thereof to acquire Plastec Shares or other securities of Plastec, other than GSME’s rights under this Agreement which shall be satisfied at Closing.

(i)  Governmental Action/Filings; Approvals.  All Governmental Action/Filings shall have been taken and made and all Approvals shall have been received that are necessary for consummation of the transactions contemplated by this Agreement and the operation of the businesses of Plastec and shall be in full force and effect.

(j)  Officer’s Certificate.  GSME shall have received a certificate from Plastec, signed by a duly authorized officer, certifying that the copies of the Charter Documents of Plastec and resolutions of Plastec’s Board of Directors approving this Agreement and the transactions contemplated hereby attached thereto are all true, complete and correct and remain in full force and effect.

(k)  Certificate of Good Standing.  GSME shall have received a certificate of good standing for Plastec under British Virgin Islands Law.

(l)  Injunctions or Restraints on Conduct of Business.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting any Plastec conduct or operation of the business of Merged Plastec following the transactions contemplated hereunder shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Governmental Entity, domestic or foreign, seeking the foregoing be pending.

(m)  Transaction Documents.  Each of the transaction documents contemplated hereunder to which Plastec and the Plastec Shareholders are a Party shall have been executed and delivered by Plastec and the Plastec Shareholders.

(n)  Termination of Shareholder Agreements.  Agreements or other instruments providing for the termination of the Shareholder Agreements, effective as of the Effective Time, shall be in full force and effect.

(o)  Other Deliveries.  At or prior to Closing, Plastec shall have delivered to GSME: (i) copies of resolutions and actions taken by the Plastec Board of Directors or the Plastec Shareholders in connection with the approval of this Agreement and the transactions contemplated hereunder, and (ii) such other documents or certificates as shall reasonably be required by GSME and its counsel in order to consummate the transactions contemplated hereunder.

ARTICLE VIII

INDEMNIFICATION

8.1  Indemnification of GSME and the Plastec Shareholders.

(a)  Subject to the terms and conditions of this Article VIII (including without limitation the limitations set forth in Section 8.4), GSME, Plastec and their respective representatives, successors and permitted assigns (each a “GSME Indemnitee” and collectively, the “GSME Indemnitees”) shall be indemnified, defended and held harmless by each of the Insiders and the Investors, jointly and not severally, but only to the extent of the Indemnity Escrow Shares, from and against all Losses asserted against, resulting to, imposed upon, or incurred by any GSME Indemnitee by reason of, arising out of or resulting from:

(i)  the inaccuracy or breach of any representation or warranty of the Plastec Shareholders or Plastec contained in or made pursuant to this Agreement, any Schedule or any certificate delivered by the Plastec Shareholders or Plastec to GSME pursuant to this Agreement with respect hereto or thereto in connection with the Closing; and

(ii)  the non-fulfillment or breach of any covenant or agreement of the Plastec Shareholders or Plastec contained in this Agreement.

(b)  Subject to the terms and conditions of this Article VIII (including without limitation the limitations set forth in Section 8.4), the Plastec Shareholders and their respective representatives, successors and permitted assigns (each a “Plastec Shareholder Indemnitee” and collectively, the “Plastec Shareholder Indemnitees”) shall be indemnified, defended and held harmless by GSME, but only to the extent of the value of the initial number of Indemnity Escrow Shares multiplied by $10.00, from and against all Losses asserted against, resulting to, imposed upon, or incurred by any Plastec Shareholder Indemnitee by reason of, arising out of or resulting from:

(i)  the inaccuracy or breach of any representation or warranty of GSME or GSME Sub contained in or made pursuant to this Agreement, any Schedule or any certificate delivered by GSME or GSME Sub to the Plastec Shareholders pursuant to this Agreement with respect hereto or thereto in connection with the Closing; and

(ii)  the non-fulfillment or breach of any covenant or agreement of GSME or GSME Sub contained in this Agreement.

(c)  As used in this Article VIII, the term “Losses” shall include all losses, liabilities, damages, judgments, awards, orders, penalties, settlements, costs and expenses (including, without limitation, interest, penalties, court costs and reasonable legal fees and expenses) including those arising from any demands, claims, suits, actions, costs of investigation, notices of violation or noncompliance, causes of action, proceedings and assessments whether or not made by third parties or whether or not ultimately determined to be valid. Solely for the purpose of determining the amount of any Losses (and not for determining any breach) for which a GSME Indemnitee or a Plastec Shareholder Indemnitee (each of the GSME Indemnitees and the Plastec Shareholder Indemnitees referred to herein individually as an “Indemnitee” and collectively as the “Indemnitees”) may be entitled to indemnification pursuant to Article VIII, any representation or warranty contained in this Agreement that is qualified by a term or terms such as “material,” “materially,” or “Material Adverse Effect” shall be deemed made or given without such qualification and without giving effect to such words.

8.2  Indemnification of Third Party Claims.  The indemnification obligations and liabilities under this Article VIII with respect to actions, proceedings, lawsuits, investigations, demands or other claims brought against an Indemnitee by a Person other than GSME, the Plastec Shareholders or Plastec (a “Third Party Claim”) shall be subject to the following terms and conditions (for purposes of this Agreement, “Indemnified Representative” means GSME, acting through the GSME Committee, with respect to an indemnification claim by a GSME Indemnitee, and the Plastec Shareholders, acting through the Shareholders’ Committee, with respect to an indemnification claim by a Plastec Shareholder Indemnitee, and “Indemnifying Representative”

means GSME, acting through the GSME Committee, with respect to an indemnification claim by a Plastec Shareholder Indemnitee, and the Insiders and the Investors, acting through the Representative, with respect to an indemnification claim by a GSME Indemnitee):

(a)  Notice of Claim.  The Indemnified Representative will give the Indemnifying Representative prompt written notice after receiving written notice of any Third Party Claim or discovering the liability, obligation or facts giving rise to such Third Party Claim (a “Notice of Claim”) which Notice of Claim shall set forth (i) a brief description of the nature of the Third Party Claim, (ii) the total amount of the actual out-of-pocket Loss or the anticipated potential Loss (including any costs or expenses which have been or may be reasonably incurred in connection therewith), and (iii) whether such Loss may be covered (in whole or in part) under any insurance and the estimated amount of such Loss which may be covered under such insurance, and the Indemnifying Representative shall be entitled to participate in the defense of Third Party Claim at its expense.

(b)  Defense.  The Indemnifying Representative shall have the right, at its option (subject to the limitations set forth in Section 8.2(c)) and at its own expense, by written notice to the Indemnified Representative, to assume the entire control of, subject to the right of the Indemnified Representative to participate (at its expense and with counsel of its choice) in, the defense, compromise or settlement of the Third Party Claim as to which such Notice of Claim has been given, and shall be entitled to appoint a recognized and reputable counsel reasonably acceptable to the Indemnified Representative to be the lead counsel in connection with such defense. If the Indemnifying Representative is permitted and elects to assume the defense of a Third Party Claim:

(i)  the Indemnifying Representative shall diligently and in good faith defend such Third Party Claim and shall keep the Indemnified Representative reasonably informed of the status of such defense; provided, however, that the Indemnified Representative shall have the right to approve any settlement, which approval will not be unreasonably withheld, delayed or conditioned; and

(ii)  the Indemnified Representative shall cooperate fully in all respects with the Indemnifying Representative in any such defense, compromise or settlement thereof, including, without limitation, the selection of counsel, and the Indemnified Representative shall make available to the Indemnifying Representative all pertinent information and documents under its control.

(c)  Limitations of Right to Assume Defense.  The Indemnifying Representative shall not be entitled to assume control of such defense if (i) the Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation; (ii) the Third Party Claim seeks an injunction or equitable relief against the applicable Indemnitee(s); or (iii) there is a reasonable probability that a Third Party Claim may materially and adversely affect the applicable Indemnitee(s) other than as a result of money damages or other money payments.

(d)  Other Limitations.  Failure to give prompt Notice of Claim or to provide copies of relevant available documents or to furnish relevant available data shall not constitute a defense (in whole or in part) to any Third Party Claim by any Indemnitee against the Indemnifying Representative and shall not affect the Indemnifying Representative’s duty or obligations under this Article VIII, except to the extent (and only to the extent that) such failure shall have adversely affected the ability of the Indemnifying Representative to defend against or reduce its liability or caused or increased such liability or otherwise caused the damages to the applicable Indemnitee(s) to be greater than such damages would have been had the applicable Indemnitee(s) given the Indemnifying Representative prompt notice hereunder. So long as the Indemnifying Representative is defending any such action actively and in good faith, the Indemnified Representative shall not settle such action without the consent of the Indemnifying Representative, such consent not to be unreasonably withheld or delayed. The Indemnified Representative shall make available to the Indemnifying Representative all relevant records and other relevant materials required by them and in the possession or under the control of the Indemnified Representative, for the use of the Indemnifying Representative and its representatives in defending any such action, and shall in other respects give reasonable cooperation in such defense.

(e)  Failure to Defend.  If the Indemnifying Representative, promptly after receiving a Notice of Claim, fails to defend such Third Party Claim actively and in good faith, the Indemnified Representative will (upon further written notice) have the right to undertake the defense, compromise or settlement of such Third Party Claim as it may determine in its reasonable discretion, provided that the Indemnifying Representative shall have the right to approve any settlement, which approval will not be unreasonably delayed, withheld or conditioned.

(f)  Indemnitee Rights.  Anything in this Section 8.2 to the contrary notwithstanding, the Indemnifying Representative shall not, without the written consent of the Indemnified Representative, settle or compromise any action or consent to the entry of any judgment which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to each of the applicable Indemnitee(s) a full and unconditional release from all liability and obligation in respect of such action without any payment by any Indemnitee.

(g)  Representative Consent.  Unless the Indemnifying Representative has consented to a settlement of a Third Party Claim, the amount of the settlement shall not be a binding determination of the amount of the Loss and such amount shall be determined in accordance with the provisions of the Indemnity Escrow Agreement.

8.3  Insurance Effect.  To the extent that any Losses that are subject to indemnification pursuant to this Article VIII are covered by insurance, the applicable Indemnitee(s) shall use commercially reasonable efforts to obtain the maximum recovery under such insurance; provided that the applicable Indemnitee(s) shall nevertheless be entitled to bring a claim for indemnification under this Article VIII in respect of such Losses and the time limitations set forth in Section 8.4 hereof for bringing a claim of indemnification under this Agreement shall be tolled during the pendency of such insurance claim. The existence of a claim by an Indemnitee for monies from an insurer or against a third party in respect of any Loss shall not, however, delay any payment pursuant to the indemnification provisions contained herein and otherwise determined to be due and owing by the Indemnifying Representative. If an Indemnitee has received the payment required by this Agreement from the Indemnifying Representative in respect of any Loss and later receives proceeds from insurance or other amounts in respect of such Loss, then it shall hold such proceeds or other amounts in trust for the benefit of the Indemnifying Representative and shall pay to the Indemnifying Representative, as promptly as practicable after receipt, a sum equal to the amount of such proceeds or other amount received, up to the aggregate amount of any payments received from the Indemnifying Representative pursuant to this Agreement in respect of such Loss. Notwithstanding any other provisions of this Agreement, it is the intention of the Parties that no insurer or any other third party shall be (i) entitled to a benefit it would not be entitled to receive in the absence of the foregoing indemnification provisions, or (ii) relieved of the responsibility to pay any claims for which it is obligated.

8.4  Limitations on Indemnification.

(a)  Survival; Time Limitation.  The representations, warranties, covenants and agreements in this Agreement or in any writing delivered by Plastec or the Plastec Shareholders to GSME, or by GSME to the Plastec Shareholders, in connection with this Agreement (including the GSME Closing Certificate, the Plastec Closing Certificate and the Plastec Shareholder Closing Certificates) and the obligation of GSME, the Insiders and the Investors to indemnify the applicable Indemnitee(s) pursuant to Sections 8.1(a) and 8.1(b) shall survive the Closing until the expiration of the Escrow Period. Notwithstanding the foregoing, (i) the representations, warranties and covenants of Plastec in each of Section 2.1(a) (Organization), Section 2.2(b) (Subsidiaries), Section 2.3 (Capitalization) and Section 2.4 (Authority Relative to this Agreement) and of the Plastec Shareholders in Article III shall survive without limitation as to time, (ii) the representations, warranties and covenants of Plastec in each of Sections 2.14 (Title to Property) and 2.15 (Taxes) shall survive the Closing until the sixtieth (60th) day following the expiration of the applicable statute of limitations, (iii) the representations, warranties and covenants of GSME in each of Section 4.1(a) (Organization), Section 4.2 (Subsidiaries), Section 4.3 (Capitalization) and Section 4.4 (Authority Relative to this Agreement) shall survive without limitation as to time and (iv) the representations, warranties and covenants of GSME in each of Sections 4.14 (Title to Property) and 4.15 (Taxes) shall survive the Closing until the sixtieth day following the expiration of the applicable statute of limitations

(b)  No claim for indemnification under this Article VIII shall be brought after the end of the relevant period specified in Section 8.4(a). Any claim made by an Indemnitee that is required to be made and is made prior to the expiration of the Escrow Period or other relevant period specified in Section 8.4(a) shall be preserved despite the subsequent expiration of the Escrow Period or such other relevant period and any such claim set forth in a Notice of Claim sent prior to the expiration of the Escrow Period or such other relevant period shall survive until final resolution thereof.

(c)  Deductible.  No amount shall be payable under Article VIII unless and until the aggregate amount of all indemnifiable Losses otherwise payable exceeds five hundred thousand dollars ($500,000) (the “Deductible”) but thereafter shall be required to indemnify the applicable Indemnitee(s) to the full extent of their Losses from the first dollar thereof. Notwithstanding the foregoing, Losses resulting with respect to the representations, warranties and covenants referred to in the last sentence of Section 8.4(a) (“Surviving Matters”) and payments required to be made pursuant to Section 8.1(a) and Section 8.1(b) shall not be included in the calculation of the Deductible and an Indemnitee shall be entitled to indemnification with respect to such Losses and payments as though there were no Deductible.

(d)  Exclusive Remedy.  The Parties acknowledge and agree that, from and after the Closing, the sole remedy of the Indemnities with respect to any and all claims for damages arising out of or relating to this Agreement shall be pursuant and subject to the requirements of the indemnification provisions set forth in this Article VIII. Notwithstanding any of the foregoing, nothing contained in this Article VIII shall in any way impair, modify or otherwise limit an Indemnitee’s right to bring any claim, demand or suit against the other Parties based upon such other Parties’ actual fraud.

8.5  Adjustment to Purchase Consideration.  Amounts paid for indemnification under Article VIII shall be deemed to be an adjustment to the Merger Consideration paid to the Plastec Shareholders, except as otherwise required by a Legal Requirement.

8.6  Representative Capacities.  The Parties acknowledge that the Representative’s obligations under this Article VIII are solely as a representative of the Insiders and the Investors in the manner set forth in the Indemnity Escrow Agreement with respect to the obligations to indemnify GSME under this Article VIII and that the Representative shall have no responsibility for any expenses incurred by it in such capacity and that all payments to GSME as a result of such indemnification obligations shall be made solely from, and to the extent of, the Indemnity Escrow Shares. Out-of-pocket expenses of the Representative for attorneys’ fees and other costs shall be borne in the first instance by GSME, which may make a claim for reimbursement thereof against the Indemnity Escrow Shares upon the claim with respect to which such expenses are incurred becoming an Established Claim (as defined in the Indemnity Escrow Agreement). The Parties further acknowledge that all actions to be taken by GSME pursuant to this Article VIII shall be taken on its behalf by the GSME Committee in accordance with the provisions of the Indemnity Escrow Agreement. The Escrow Agent, pursuant to the Indemnity Escrow Agreement after the Closing, may apply all or a portion of the Indemnity Escrow Shares to satisfy any claim for indemnification pursuant to this Article VIII. The Escrow Agent will hold the remaining portion of the Indemnity Escrow Shares until final resolution of all claims for indemnification or disputes relating thereto.

8.7  Indemnification of Plastec Shareholder Indemnitee.  In the event that a Plastec Shareholder Indemnitee is entitled to be indemnified by GSME pursuant to this Article VIII for Losses incurred by such Plastec Shareholder Indemnitee, GSME shall issue to such Plastec Shareholder Indemnitee GSME Shares with a Fair Market Value (as defined in the Indemnity Escrow Agreement) equal to the amount of such Losses. In the event that Losses suffered by a Plastec Shareholder Indemnitee and paid to the shareholders of GSME are as a result of Losses suffered by GSME (by virtue of their ownership interest in GSME), then each Plastec Shareholder Indemnitee shall be entitled to recover a percentage of such Losses equal to such Plastec Shareholder Indemnitee’s percentage ownership of all issued and outstanding GSME Shares.

ARTICLE IX

TERMINATION

9.1  Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)  by mutual written agreement of GSME and Plastec at any time;

(b)  by either GSME or Plastec if the transactions contemplated by this Agreement shall not have been consummated by May 25, 2011 (the “Termination Date”) for any reason; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose action or failure to act has been a principal cause of or resulted in the failure of such consummation to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c)  by either GSME or Plastec if a Governmental Entity shall have issued an order, decree, judgment or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, which order, decree, ruling or other action is final and nonappealable;

(d)  by Plastec, upon a material breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of GSME or GSME Sub, or if any representation or warranty of GSME or GSME Sub shall have become untrue, in either case such that the conditions set forth in Article VII would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach by GSME or GSME Sub is curable by GSME or GSME Sub prior to the Closing Date, then Plastec may not terminate this Agreement under this Section 9.1(d) for thirty (30) days after delivery of written notice from Plastec to GSME or GSME Sub of such breach, provided GSME or GSME Sub continues to exercise commercially reasonable efforts to cure such breach (it being understood that Plastec may not terminate this Agreement pursuant to this Section 9.1(d) if it shall have materially breached this Agreement or if such breach by GSME is cured during such thirty (30)-day period);

(e)  by GSME, upon a material breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of Plastec or any of the Plastec Shareholders, or if any representation or warranty of Plastec or any of the Plastec Shareholders shall have become untrue, in either case such that the conditions set forth in Article VII would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach is curable by Plastec or any such Plastec Shareholder prior to the Closing Date, then GSME may not terminate this Agreement under this Section 9.1(e) for thirty (30) days after delivery of written notice from GSME to Plastec or such Plastec Shareholder of such breach, provided Plastec or such Plastec Shareholder continue to exercise commercially reasonable efforts to cure such breach (it being understood that GSME may not terminate this Agreement pursuant to this Section 9.1(e) if it shall have materially breached this Agreement or if such breach by Plastec or the Plastec Shareholders is cured during such thirty (30)-day period); and

(f)  by either GSME or Plastec, if, at the Special Meeting (including any adjournments thereof), this Agreement and the transactions contemplated thereby shall fail to be approved and adopted by the affirmative vote of the holders of GSME Shares required under GSME’s Charter Documents, or the holders of eighty one percent (81%) or more in interest of the holders of GSME Shares issued in GSME’s IPO and outstanding as of the date of the record date of the Special Meeting exercise their rights to convert the GSME Shares held by them into cash in accordance with GSME’s Charter Documents.

9.2  Notice of Termination; Effect of Termination.  Any termination of this Agreement under Section 9.1 will be effective immediately upon (or, if the termination is pursuant to Section 9.1(d) or Section 9.1(e) and the proviso therein is applicable, thirty (30) days after) the delivery of written notice of the terminating Party to the other Parties hereto. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect and the transactions contemplated by this Agreement shall be abandoned, except for and subject to the following: (i) Sections 6.5(a), 6.8, 9.2 and 9.3 and Article XI (General Provisions) shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from liability for any breach of this Agreement, including a breach by a Party electing to terminate this Agreement pursuant to Section 9.1(b) caused by the action or failure to act of such Party constituting a principal cause of or resulting in the failure of the Closing to occur on or before the date stated therein.

9.3  Fees and Expenses.  Except as set forth in Section 6.14, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses whether or not the transactions contemplated by this Agreement are consummated.

ARTICLE X

DEFINED TERMS

Terms defined in this Agreement are organized alphabetically as follows, together with the Section and, where applicable, paragraph, number in which definition of each such term is located:

“$”	Section 11.2(a)
“2005 Shareholder Agreement”	Section 6.26
“2010 Actual Net Income”	Section 11.2(n)
“2011 Earnout Shares”	Section 1.8(a)(i)
“2011 Net Income Target”	Section 1.8(a)(i)
“2012 Earnout Shares”	Section 1.8(a)(ii)
“2012 Net Income Target”	Section 1.8(a)(ii)
“2013 Earnout Shares”	Section 1.8(a)(iii)
“2013 Net Income Target”	Section 1.8(a)(iii)
“AAA”	Section 11.13
“Affiliate”	Section 11.2(b)
“Agreement”	Heading
“Approvals”	Section 2.1(a)
“Articles of Merger”	Section 1.2(b)
“Average Closing Price”	Section 5.3(a)(iv)
“Blue Sky Laws”	Section 2.5(b)
“Business Day”	Section 11.2(c)
“BVI Act”	Recitals
“Cathay”	Heading
“Charter Documents”	Section 2.1(a)
“Closing”	Section 1.2(a)
“Closing Date”	Section 1.2(a)
“Closing Press Release”	Section 6.3(b)
“Closing Report”	Section 6.3(b)
“Code”	Section 6.23
“Colourful”	Heading
“Companies Law”	Section 6.1(b)
“Continental”	Section 1.9
“Copyrights”	Section 2.18
“Corporate Records”	Section 2.1(c)
“Decision”	Section 1.8(e)
“Deductible”	Section 8.4(c)
“Disclosure Schedules”	Section 6.9
“Earnout Shares”	Section 1.3(a)(ii)
“Effective Time”	Section 1.2(b)
“Employment Agreements”	Section 6.16
“Environmental Law”	Section 2.16(a)
“Escrow Fund”	Section 1.9
“Escrow Period”	Section 1.9
“Exchange Act”	Section 2.5(b)
“Existing Registration Rights Agreement”	Section 6.22
“Expert”	Heading
“Final Notice”	Section 1.8(e)
“Financial Statements”	Section 2.7(a)
“Fine Colour”	Heading
“FINRA”	Section 4.23
“Fiscal Year”	Section 11.2(d)

“Governmental Action/Filing”	Section 2.21(c)
“Governmental Entity”	Section 2.5(b)
“Greatest”	Heading
“GSME”	Heading
“GSME Closing Certificate”	Section 7.2(a)
“GSME Committee”	Section 1.10
“GSME Contracts”	Section 4.19(a)
“GSME Convertible Securities”	Section 4.3(c)
“GSME Indemnitee”/“GSME Indemnitees”	Section 8.1(a)
“GSME Preference Shares”	Section 4.3(a)
“GSME Schedule”	Article IV
“GSME SEC Reports”	Section 4.7(a)
“GSME Shareholder Approval”	Section 6.1(a)
“GSME Shares”	Recitals
“GSME Shares Options”	Section 4.3(c)
“GSME Sub”	Heading
“GSME Sub Stock”	Section 4.3(b)
“GSME Warrants”	Section 4.3(c)
“Hazardous Material”	Section 2.16(a)
“HK$”	Section 11.2(e)
“IFRS”	Section 11.2(f)
“Indemnified Representative”	Section 8.2
“Indemnifying Representative”	Section 8.2
“Indemnitee”/“Indemnitees”	Section 8.1(b)
“Indemnity Escrow Agreement”	Section 1.9
“Indemnity Escrow Shares”	Section 1.9
“Insiders”	Heading
“Insurance Policies”	Section 2.20
“Intellectual Property”	Section 2.18
“Investors”	Heading
“IPO”	Section 4.24
“Knowledge”	Section 11.2(g)
“L/C”	Section 6.8
“Legal Requirements”	Section 11.2(h)
“Lien”	Section 11.2(i)
“Losses”	Section 8.1(c)
“Material Adverse Effect”	Section 11.2(j)
“Material Plastec Contracts”	Section 2.19(a)
“Merged Plastec”	Section 1.1
“Merger”	Recitals
“Merger Consideration”	Section 1.3(a)
“Net Income”	Section 11.2(k)
“Net Income Target”	Section 11.2(l)
“Notice”	Section 1.8(e)
“Notice of Claim”	Section 8.2(a)
“Original GSME Shareholders”	Section 6.22
“OTC BB”	Section 4.23
“Other Shareholder Agreements”	Section 6.26
“Outstanding GSME Shares”	Section 5.3(a)(i)
“Party”/“Parties”	Heading
“Patents”	Section 2.18
“Period”	Section 5.3(a)(ii)
“Person”	Section 11.2(m)

“Plan”/“Plans”	Section 2.11(a)
“Plastec”	Heading
“Plastec Closing Certificate”	Section 7.3(a)
“Plastec Contracts”	Section 2.19(a)
“Plastec Insider”	Section 2.19(a)(i)
“Plastec Intellectual Property”	Section 2.18
“Plastec Products”	Section 2.18
“Plastec Registered Intellectual Property”	Section 2.18
“Plastec Schedule”	Article II
“Plastec Shareholder Indemnitee”/ “Plastec Shareholder Indemnitees”	Section 8.1(b)
“Plastec Shareholder Closing Certificate”	Section 7.3(a)
“Plastec Shareholders”	Heading
“Plastec Shareholders Schedule”	Article III
“Plastec Shares”	Section 2.3(a)
“Pro-rating Mechanism”	Section 1.8(a)(v)
“Proxy Statement”	Section 6.1(a)
“Registered Intellectual Property”	Section 2.18
“Registrar”	Section 1.2(b)
“Registration Rights Agreement”	Section 6.22
“Representative”	Section 1.11
“Returns”	Section 2.15(b)(i)
“Sale”	Section 5.2
“Sale Request”	Section 5.3(c)
“SEC”	Section 5.2
“Securities Act”	Section 2.5(b)
“Sell”	Section 5.2
“Shareholder Agreements”	Section 6.26
“Shareholders’ Committee”	Section 1.11
“Signing Form 6-K”	Section 6.3(a)
“Signing Press Release”	Section 6.3(a)
“Special Meeting”	Section 6.1(a)
“Subsidiary”/“Subsidiaries”	Section 2.2(a)
“Sun Yip”	Heading
“Surviving Matters”	Section 8.4(c)
“Tax”/“Taxes”	Section 2.15(a)
“Termination Date”	Section 9.1(b)
“Third Party Claim”	Section 8.2
“Tiger”	Heading
“Top”	Heading
“Trademarks”	Section 2.18
“Trust Fund”	Section 4.25
“U.S. GAAP”	Section 4.7(b)

ARTICLE XI

GENERAL PROVISIONS

11.1  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service providing proof of delivery to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to GSME or GSME Sub, to:

GSME Acquisition Partners I
762 West Beijing Road
Shanghai, China 200041
Attn: Chief Executive Officer
Telephone: (86) 21-6271-6777
Telecopier:

with copies to:

David Alan Miller, Esq.
Graubard Miller
405 Lexington Avenue
New York, New York 10174-1901
Telephone: 212-818-8661
Telecopier: 212-818-8881

and

Maples Corporate Services Limited
P.O. Box 309
Ugland House
South Church Street
Grand Cayman
KY1-1104
Cayman Islands
Telephone: 345-949-8066
For the Attention of Matthew Gardner

If to Plastec, to:

Plastec International Holdings Limited
Unit 01, 21/F, Aitken Vanson Centre
61 Hoi Yuen Road, Kwun Tong
Kowloon, HK
Attn: Ho Leung Ning
Telephone: 852-21917155
Telecopier: 852-27796001

with copies to:

Allen Z. Sussman, Esq.
Reed Smith LLP
355 South Grand Avenue
Suite 2900
Los Angeles, CA 90071
Telephone: 213-457-8030
Telecopier: 213-457-8080

and

Shiu Kay SUEN
Unit 10, 21/F, Aitken Vanson Centre
61 Hoi Yuen Road, Kwun Tong
Kowloon, Hong Kong
Telephone: 852-21917155
Telecopier: 852-27796001

If to Sun Yip:

Sun Yip Industrial Company Limited
c/o Unit 01, 21/F, Aitken Vanson Centre
61 Hoi Yuen Road, Kwun Tong
Kowloon, Hong Kong.
Attn: Kin Sun Sze-To
Telephone: 852-21917155
Telecopier: 852-27796001

If to Tiger:

Tiger Power Industries Limited
c/o Unit 01, 21/F, Aitken Vanson Centre
61 Hoi Yuen Road, Kwun Tong
Kowloon, Hong Kong.
Attn: Kin Sun Sze-To
Telephone: 852-21917155
Telecopier: 852-27796001

If to Expert:

Expert Rank Limited
c/o Unit 01, 21/F, Aitken Vanson Centre
61 Hoi Yuen Road, Kwun Tong
Kowloon, Hong Kong.
Attn: Ho Leung NING
Telephone: 852-21917155
Telecopier: 852-27796001

If to Fine Colour:

Fine Colour Limited
c/o Unit 01, 21/F, Aitken Vanson Centre
61 Hoi Yuen Road, Kwun Tong
Kowloon, Hong Kong.
Attn: Chin Hien TAN
Telephone: 852-21917155
Telecopier: 852-27796001

If to Cathay:

c/o New Capital Management, Ltd.
14/F, St. John’s Bldg.
33 Garden Road
Central, Hong Kong
Attn: Hermann Leung
Telephone: 852-25302212
Telecopier: 852-2147-5050

with a copy to:

George Y. Liu, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue
New York, New York 10022
Telephone: 212-446-2300
Telecopier: 212-446-2350

If to Greatest Sino:

Greatest Sino Holdings Limited
c/o Unit 01, 21/F, Aitken Vanson Centre
61 Hoi Yuen Road, Kwun Tong
Kowloon, Hong Kong.
Attn: Mei Ling WONG
Telephone: 852-21917155
Telecopier: 852-27796001

If to Colourful:

Colourful Asia International Limited
c/o Unit 3408, China Merchant Tower
Shun Tak Centre, Sheung Wan
Hong Kong.
Attn: Yuk Sang TAM
Telephone: 852-25878683
Telecopier: 852-25877272

If to Top:

Top Universe Management Limited
c/o Unit 3408, China Merchant Tower
Shun Tak Centre, Sheung Wan
Hong Kong.
Attn: Kwok Wa HUNG
Telephone: 852-25878683
Telecopier: 852-25877272

If to the GSME Committee:

Mr. Eli D. Scher
762 West Beijing Road
Shanghai 200041
People’s Republic of China
Telephone: 86 21 62716777
Telecopier: 86 21 62716068

If to the Shareholder’s Committee:

c/o New Capital Management, Ltd.
14/F, St. John’s Bldg.
33 Garden Road
Central, Hong Kong
Attn: J. David Selvia
Telephone: 852-25302212
Telecopier: 852-21475050

and

Mr. Kin Sun SZE-TO
Plastec International Holdings Limited
c/o Unit 01, 21/F, Aitken Vanson Centre
61 Hoi Yuen Road, Kwun Tong
Kowloon, Hong Kong.
Telephone: 852-21917155
Telecopier: 852-27796001

If to the Representative:

Mr. Ho Leung NING and Mr. Kin Sun SZE-TO
Plastec International Holdings Limited
c/o Unit 01, 21/F, Aitken Vanson Centre
61 Hoi Yuen Road, Kwun Tong
Kowloon, Hong Kong.
Telephone: 852-21917155
Telecopier: 852-27796001

11.2  Interpretation.  The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include the corresponding masculine, feminine and neuter forms. When a reference is made in this Agreement to an Exhibit or Schedule, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Articles, Sections or subsections, such reference shall be to an Article, Section or subsection of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect Subsidiaries of such entity. Reference to the Subsidiaries of an entity shall be deemed to include all direct and indirect Subsidiaries of such entity. For purposes of this Agreement:

(a)  “$” means United States Dollars.

(b)  “Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

(c)  “Business Day” means a day, other than a Saturday or Sunday, on which banks are open for the transaction of business in New York City.

(d)  “Fiscal Year” means Plastec’s fiscal year which begins on May 1st and ends on April 30th of the following calendar year. (E.g., Fiscal Year 2010 spans from May 1, 2009 through April 30, 2010.)

(e)  “HK$” means Hong Kong Dollars.

(f)  “IFRS” means International Financial Reporting Standards.

(g)  “Knowledge” means actual knowledge or awareness, after due inquiry, as to a specified fact or event of a Person that is an individual or of an executive officer or director of a Person that is a corporation or of a Person in a similar capacity of an entity other than a corporation;

(h)  “Legal Requirements” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and all requirements set forth in applicable Plastec Contracts or GSME Contracts;

(i)  “Lien” means any mortgage, pledge, security interest, encumbrance, lien, restriction or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof, any sale with recourse against the seller or any Affiliate of the seller, or any agreement to give any security interest);

(j)  “Material Adverse Effect” when used in connection with an entity means any change, event, violation, inaccuracy, circumstance or effect, individually or when aggregated with other changes, events, violations, inaccuracies, circumstances or effects, that is materially adverse to the business, assets (including intangible assets), revenues, financial condition or results of operations of such entity, it being understood that none of the following alone or in combination shall be deemed, in and of itself, to constitute a Material Adverse Effect: (i) changes attributable to the public announcement or pendency of the transactions contemplated by this Agreement, or (ii) changes in general national or regional economic conditions;

(k)  “Net Income” means the net income of Plastec or Merged Plastec, as appropriate, as set forth in its consolidated financial statements for the applicable Fiscal Year, audited in accordance with IFRS, subject to adjustment as set forth below in this paragraph, and expressed in Hong Kong Dollars (HK$) for all purposes under this Agreement. For purposes of determining Merged Plastec’s Net Income, such amount will be based on net income derived from: (i) the operations of Plastec’s existing and currently planned businesses on the date hereof; and (ii) any operations or assets subsequently acquired by Merged Plastec through mergers or acquisitions consummated after the date hereof (x) that are duly approved by the board of directors of Merged Plastec in a manner consistent with the requirements of the memorandum and articles of association of Merged Plastec and its other constitutive documents, (y) that in the judgment of the board of directors of Merged Plastec as set forth in a resolution or written consent adopted by the board, are reasonably expected to be accretive to Merged Plastec’s earnings per share (excluding transaction costs) and (z) where the board of directors of Merged Plastec has not otherwise resolved to exclude the financial results of such acquired operations or assets from the calculation of Merged Plastec’s Net Income for purposes of this Agreement. In addition, the following items shall be added to Merged Plastec’s actual Net Income for any period:

(1)  charges, expenses or losses incurred by or allocated to Merged Plastec due to or arising from (A) the write-off, impairment, amortization or depreciation of assets, including without limitation fixed assets, inventory, account receivables, goodwill and other intangible assets of Merged Plastec at Closing or acquired or created after Closing, (B) the exercise or conversion of options, warrants and other derivative securities or instruments, (C) the issuance of equity securities or instruments primarily for compensatory purposes, (D) the issuance of equity securities or instruments in connection with financing activities, (E) adjustments to the fair value of off-balance sheet items, (F) legal, professional, advisory and other expenses incurred in connection with the transactions contemplated by this Agreement and the ancillary documents hereto, (G) corporate overhead, including legal, compliance and accounting expenses, incurred by GSME or its Affiliates (and their respective successors) but allocated to Merged Plastec, if any, and (H) income taxes of GSME; and

(2)  legal, professional, advisory and other fees and expenses incurred in connection with actual or proposed acquisitions of businesses or assets after the date hereof.

(l)  “Net Income Target” means each of the 2011 Net Income Target, the 2012 Net Income Target and the 2013 Net Income Target.

(m)  “Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

(n)  “2010 Actual Net Income” means Plastec’s net income evidenced in its audited consolidated financial statements for the fiscal year ended April 30, 2010 equal to HK$84,654,999.

11.3  Further Assurances; Post-Closing Cooperation.  Subject to the terms and conditions of this Agreement, at any time or from time to time after the Closing, each of the Parties shall execute and deliver such other documents and instruments, provide such materials and information and take such other actions as may reasonably be necessary, proper or advisable, to the extent permitted by law, to fulfill its obligations under this Agreement and the other documents relating to the transactions contemplated by this Agreement to which it is party.

11.4  Counterparts; Facsimile Signatures.  This Agreement and each other document executed in connection with the transactions contemplated hereby, and the consummation thereof, may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by facsimile or email attachment to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.

11.5  Entire Agreement; Third Party Beneficiaries.  This Agreement and the documents and instruments and other agreements among the Parties hereto as contemplated by or referred to herein, including the Exhibits and Schedules hereto (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof, it being understood that the letter of intent between GSME and Plastec dated June 17, 2010 is hereby terminated in its entirety and shall be of no further force and effect (except to the extent expressly stated to survive the execution of this Agreement and the consummation of the transactions contemplated hereby); and (b) are not intended to confer upon any other person any rights or remedies hereunder (except as specifically provided in this Agreement).

11.6  Severability.  In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

11.7  Other Remedies; Specific Performance.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States, any state of the United States, the Cayman Islands or the British Virgin Islands having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each Party hereby consents to the jurisdiction of such courts.

11.8  Governing Law.  This Agreement shall be governed by and construed in accordance with the law of the State of New York regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.

11.9  Rules of Construction.  Plastec, GSME, GSME Sub and Cathay agree that they each have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

11.10  Assignment.  No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties, except that GSME may assign its rights hereunder to a wholly-owned subsidiary formed for such purpose; provided that no such assignment by GSME shall relieve GSME of its obligations and liabilities hereunder. Subject to the first sentence of this Section 11.10, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

11.11  Amendment.  This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties.

11.12  Extension; Waiver.  At any time prior to the Closing, any Party may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other Parties, (ii) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

11.13  Arbitration.  Except as set forth in Section 11.7, the Parties hereto agree that any action, proceeding or claim arising out of or relating in any way to this Agreement shall be resolved through final and binding arbitration in accordance with the International Arbitration Rules of the American Arbitration Association (“AAA”). Notice of a demand to arbitrate a dispute by any Party shall be given in writing to the others at their last known addresses. The arbitration shall be brought before the AAA International Center for Dispute Resolution’s offices in New York City, New York, will be conducted in English and will be decided by a panel of three arbitrators selected from the AAA Commercial Disputes Panel. The arbitrator panel’s decision shall be final and enforceable by any court having jurisdiction over the Parties against whom enforcement is sought. The cost of such arbitrators and arbitration services, together with the prevailing Party’s legal fees and expenses, shall be borne by the non-prevailing Party or as otherwise directed by the arbitrators. The arbitrator shall supply a written opinion supporting any award, and judgment may be entered on the award in any court of competent jurisdiction. In the event that preliminary or permanent injunctive relief is necessary or desirable in order to prevent a Party from acting contrary to this Agreement or to prevent irreparable harm prior to a confirmation of an arbitration award, then any Party is authorized and entitled to commence a lawsuit solely to obtain equitable relief against any other pending the completion of the arbitration in a court having jurisdiction over the Parties. Each Party hereby consents to the exclusive jurisdiction of the federal and state courts located in the State of New York, New York County, for such purpose. All rights and remedies of the Parties shall be cumulative and in addition to any other rights and remedies obtainable from arbitration.

11.14   Currency.  All monetary amounts set forth herein are referenced in United States dollars, unless otherwise noted.

[The remainder of this page has been intentionally left blank.]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the date first written above.

GSME ACQUISITION PARTNERS I
By: /s/ Eli D. Scher Name: Eli D. Scher Title:

GSME ACQUISITION PARTNERS I SUBLIMITED
By: /s/ Eli D. Scher Name: Eli D. Scher Title:

PLASTEC INTERNATIONAL HOLDINGS LIMITED
By: /s/ Sze-To Kin Sun Name: Sze-To Kin Sun Title:

SUN YIP INDUSTRIAL COMPANY LIMITED (BVI)
By: /s/ Sze-To Kin Sun Name: Sze-To Kin Sun Title:

TIGER POWER INDUSTRIES LIMITED (BVI)
By: /s/ Sze-To Kin Sun Name: Sze-To Kin Sun Title:

EXPERT RANK LIMITED (BVI)
By: /s/ Ning Ho Leung Name: Ning Ho Leung Title:

FINE COLOUR LIMITED (BVI)
By: /s/ Tan Chin Hien Name: Tan Chin Hien Title:

CATHAY PLASTIC LIMITED (BVI)
By: /s/ Leung Ping Chung Hermann Name: Leung Ping Chung Hermann Title:

GREATEST SINO HOLDINGS LIMITED (BVI)
By: /s/ Wong Mei Ling Name: Wong Mei Ling Title:

COLOURFUL ASIA INTERNATIONAL LIMITED (BVI)
By: /s/ Tam Yuk Sang Sammy Name: Tam Yuk Sang Sammy Title:

TOP UNIVERSE MANAGEMENT LIMITED (BVI)
By: /s/ Hung Kwok Wa Name: Hung Kwok Wa Title:

Annex B

Letterhead of Graubard Miller

October 28, 2010

GSME Acquisition Partners I
762 West Beijing Road
Shanghai, China 200041

Re: Merger of Merger Sub with Plastec

Dear Sirs:

We have acted as counsel to GSME Acquisition Partners I (“GSME”), an exempted company formed under the laws of the Cayman Islands, in connection with the proposed merger of GSME Acquisition Partners I Sub Limited (“Merger Sub”), a British Virgin Islands company wholly owned by GSME, with and into Plastec International Holdings Limited (“Plastec”), a corporation organized under the laws of the British Virgin Islands. You have requested our opinion in connection with the United States federal income tax consequences to the shareholders of GSME of the proposed reverse subsidiary merger proposal to be effected by Merger Sub and Plastec and the repurchase of shares of GSME owned by public shareholders (the “Public Shares”) who exercise their right to convert their Public Shares into cash.

FACTS

The relevant facts are set forth in the proxy statement being distributed to the shareholders of GSME on the date of this opinion (the “Proxy Statement”), and the Amended and Restated Agreement and Plan of Reorganization, dated as of September 13, 2010 (the “Merger Agreement”), among GSME, Merger Sub, Plastec and the shareholders of Plastec (the “Plastec Shareholders”), which, among other things, provides for the merger of Merger Sub with and into Plastec with Plastec surviving the merger and becoming a wholly owned subsidiary of GSME — the transaction contemplated by the Merger Agreement is referred to as the “merger.” For purposes of this opinion, we have assumed and relied upon the truth and accuracy of the representations, warranties and other information contained in the aforesaid documents.

The summary of the facts is as follows:

GSME was formed in the Cayman Islands on March 27, 2008 as a blank check company to serve as a vehicle for the acquisition of an operating business in the People’s Republic of China. Upon formation, GSME initially issued 1,380,000 shares to its initial shareholders (the “GSME Founders”) for $25,000.

On November 25, 2009, GSME consummated its initial public offering (the “IPO”) of 3,600,000 units at a price of $10.00 per unit, each unit consisting of one ordinary share and one warrant, each to purchase one ordinary share at an exercise price of $11.50 per share, generating gross proceeds of $36,000,000. Simultaneously, GSME consummated the private sale of 3,600,000 warrants (the “Insider Warrants”) at a price of $0.50 per warrant, generating total proceeds of $1,800,000. The Insider Warrants were purchased by the GSME Founders. The assets of GSME consist primarily of cash in a trust account. As of April 30, 2010, there was approximately $36,000,000 held in the trust account. GSME’s shares, units and warrants are quoted on the Over-the-Counter Bulletin Board.

The Merger Agreement provides for the merger of Merger Sub with and into Plastec with Plastec surviving the merger as a wholly owned subsidiary of GSME. Plastec is a vertically integrated plastic manufacturing services provider that operates in the People’s Republic of China through its wholly owned subsidiaries. Upon consummation of the merger, the Plastec Shareholders will receive an aggregate of 7,054,583 GSME shares and will also be entitled to receive an additional 9,723,988 GSME shares (“Earnout Shares”) if Plastec’s net income for years 2011, 2012 and 2013 equals or exceeds specified target amounts.

Pursuant to GSME’s amended and restated memorandum and articles of association, holders of Public Shares voting against the merger proposal will be entitled to convert their shares into cash for $10.00 per share. In addition, any holder of Public Shares will have the right to vote for the merger proposal and demand that such shareholder’s shares be converted into a pro rata share of the trust account (which amount, when aggregated with the right to receive an additional $0.30 per eligible share pursuant to the letter of credit described in the Proxy Statement, is anticipated to be approximately $10.30 per share). The conversion rights will be effectuated under Cayman Islands law as repurchases. The merger will not be completed if the holders of 81% or more of the Public Shares seek conversion of their ordinary shares, regardless of whether they are voting for or against the merger proposal.

GSME has adopted a fiscal and taxable year ending October 31. Prior to its IPO, GSME had no gross income. Following its IPO in November 25, 2009 and for the six months ended April 30, 2010, GSME had interest income of $6,706 earned from the investment of the cash it raised through the sale of its shares, warrants and units. For the fiscal year ended October 31, 2010, it is expected that GSME’s gross income will consist of less than $13,000 of interest income. Plastec, through its subsidiaries, manufactures a wide range of plastic parts and components for sale to customers who are manufacturers of consumer electronics, electronic home appliances, telecommunication devices or computer peripherals, and had a turnover of US$123,943,000 for the fiscal year ended April 30, 2010. Plastec’s profit for its fiscal year ended April 30, 2 009 was approximately US$5,680,000. Plastec’s balance sheet for its fiscal year ended April 30, 2010 reports gross assets (current and non-current assets) of approximately US$125,319,000 and net assets of approximately US$72,575,000.

THE LAW

Section 61 of the Internal Revenue Code of 1986, as amended (“Code”) provides that gross income includes “gains derived from dealings in property.”

Code section 1001 provides that gain or loss shall be recognized on “the sale or exchange of property” and gain shall be the excess of the amount realized from the sale or other disposition of property over the adjusted basis of the property.

Code section 1221 defines a “capital asset” as property held by the taxpayer other than stock in trade, inventory, property held primarily for sale to customers, depreciable property, real property used in trade or business, and certain other specified types of property.

Code section 1222(3) defines “long-term capital gain” as gain from the sale or exchange of a capital asset held for more than one year.

Code section 118(a) provides that in the case of a corporation, gross income shall not include any “contribution to the capital of the taxpayer.” A loan is not gross income to the borrower. Commissioner v. Tufts, 461 U.S. 300 (1983).

If a foreign corporation is determined to be a passive foreign investment company, known as a “PFIC,” United States shareholders could be subject to adverse United States federal income tax consequences. Code section 1297 et seq. If a foreign corporation is a PFIC, its United States shareholders are generally taxable at ordinary income rates on income distributions and any gain realized on a shareholder’s disposition of the PFIC stock. Alternatively, if a United States shareholder has made a qualifying electing fund, or QEF, election by attaching a completed IRS Form 8621 to a timely filed federal income tax return, covering all taxable years during which the United States shareholder held shares in a PFIC, the United States shareholder is required to include in income the shareholder’s pro rata share of ordinary earnings as ordinary income regardless of whether such earnings have in fact been distributed. If such a QEF election is made any gain realized on the appreciation of the PFIC shares is generally taxable capital gain income. A United States shareholder may not make a QEF election with respect to warrants.

A foreign corporation is classified as a PFIC if it meets either of two alternative tests, an income tax or an asset test. Code section 1297(a). Under the income test, a foreign corporation is a PFIC if 75% or more of its gross income in a taxable year is passive income, e.g. interest. Under the asset test, a foreign corporation is a PFIC if 50% of more of its total assets (including a pro rata share of the assets of any company in which it is considered to own at least 25% of the shares by value) in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, produce passive income, or are held for the production of passive income. The PFIC rules contain an exception to PFIC status for companies in their “start-up year.” Code section 1298 (b)(2).

If a foreign corporation would otherwise be a PFIC in its start-up year (defined as the first taxable year such corporation earns gross income), it is not treated as a PFIC in that taxable year, provided that: (1) no predecessor corporation was a PFIC; (2) it is established to the IRS’s satisfaction that the corporation will not be a PFIC in either of the two succeeding taxable years following the start-up year; and (3) the corporation is not, in fact, a PFIC for either succeeding year. The purpose of this rule is to provide an exception for start-up companies that engage in active business operations, but whose income is primarily passive in the first year it earns gross income. Although no assurance can be given, it is reasonable to expect that GSME will qualify for this exception and not be treated as a PFIC. As noted above, although GSME has only interest income in the first taxable year it earned gross income (the fiscal year ending October 31, 2009), it is expected that once GSME becomes the owner of its wholly owned subsidiary Plastec, practically all of its assets will be employed in the active conduct of the plastic manufacturing business, and GSME’s income will be derived from such business operations. Accordingly, it is expected that following consummation of the merger, GSME will not be a PFIC as more than 75% of GSME’s and its subsidiaries’ gross income will not be passive income and more than 50% of the value of their assets will not be held to produce passive income.

OPINION

Assuming that the above factual statements are the same on the closing date of the merger, and assuming that GSME will qualify for the start-up year exception discussed above, our opinion of the Federal income tax consequences to GSME shareholders of the proposed acquisition and conversion of Public Shares, based upon existing provisions of the Code, is:

1. No gain or loss will be recognized by shareholders of GSME who continue their ownership of GSME shares and do not exercise their conversion rights.

2. A shareholder of GSME who exercises conversion rights or requests that such shareholder’s Public Shares be converted and effects a termination of the shareholder’s interest in GSME will generally be required to recognize gain or loss upon the exchange of that shareholder’s Public Shares for cash. Such gain or loss will be measured by the difference between the amount of cash received and the tax basis of that shareholder’s Public Shares. This gain or loss will generally be a capital gain or loss if such Public Shares were held as a capital asset on the date of the acquisition and will be a long-term capital gain or loss if the holding period for the Public Shares is more than one year.

In connection with the above opinion, we hereby consent to the use of our name in the Proxy Statement and all amendments thereto and the incorporation of this opinion as an annex to the Proxy Statement.

Very truly yours,

/s/ GRAUBARD MILLER

Annex C

THE COMPANIES LAW (2010 REVISION)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

PLASTEC TECHNOLOGIES, LTD.
(FORMERLY GSME ACQUISITION PARTNERS I)

THE COMPANIES LAW (2010 REVISION)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION
OF
PLASTEC TECHNOLOGIES, LTD.
(FORMERLY GSME ACQUISITION PARTNERS I)
(adopted by Special Resolution dated 17 November 2010)

1	The name of the Company is Plastec Technologies, Ltd.
2	The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.
3	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.
4	The liability of each Member is limited to the amount unpaid on such Member's shares.
5	The share capital of the Company is US$101,000 divided into 100,000,000 ordinary shares of a par value of US$0.001 each and 1,000,000 preferred shares of a par value of US$0.001 each.
6	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.
7	Capitalised terms that are not defined in this Second Amended and Restated Memorandum of Association bear the respective meanings given to them in the Second Amended and Restated Articles of Association of the Company.

THE COMPANIES LAW (2010 REVISION)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED
ARTICLES OF ASSOCIATION
OF
PLASTEC TECHNOLOGIES, LTD.
(FORMERLY GSME ACQUISITION PARTNERS I)
(adopted by Special Resolution dated 17 November 2010)

1	Interpretation
1.1	In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Articles”	means these articles of association of the Company.
“Audit Committee”	means the audit committee of the Company formed pursuant to Article 40.2 hereof, or any successor audit committee.
“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).
“Company”	means the above named company.
“Designated Stock Exchange”	means the Over-the-Counter Bulletin Board and all national securities exchanges including the NASDAQ Stock Market, the NYSE Amex or the the New York Stock Exchange
“Directors”	means the directors for the time being of the Company.
“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.
“Electronic Record”	has the same meaning as in the Electronic Transactions Law.
“Electronic Transactions Law”	means the Electronic Transactions Law (2003 Revision) of the Cayman Islands.
“Member”	has the same meaning as in the Statute.
“Memorandum”	means the memorandum of association of the Company.
“Ordinary Resolution”	means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.
“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any duplicate register of Members.
“Registered Office”	means the registered office for the time being of the Company.
“Seal”	means the common seal of the Company and includes every duplicate seal.
“SEC”	means the Securities and Exchange Commission.
“Share”	means a share in the Company and includes a fraction of a share in the Company.

“Special Resolution”	has the same meaning as in the Statute, and includes a unanimous written resolution.
“Statute”	means the Companies Law (2010 Revision) of the Cayman Islands.
“Subscriber”	means the subscriber to the Memorandum.
1.2	In the Articles:
(a)	words importing the singular number include the plural number and vice versa;
(b)	words importing the masculine gender include the feminine gender;
(c)	words importing persons include corporations as well as any other legal or natural person;
(d)	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;
(e)	“shall” shall be construed as imperative and “may” shall be construed as permissive;
(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;
(g)	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;
(h)	the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);
(i)	headings are inserted for reference only and shall be ignored in construing the Articles;
(j)	section 8 of the Electronic Transactions Law shall not apply;
(k)	the term “clear day” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and
(l)	the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.
2	Issue of Shares
2.1	Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividend or other distribution, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights.
2.2	The Company shall not issue Shares to bearer.
2.3	The Company may issue options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.
3	Register of Members
The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

4	Closing Register of Members or Fixing Record Date
4.1	For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the requirements of the Designated Stock Exchange, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.
4.2	In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.
4.3	If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.
5	Certificates for Shares
5.1	A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and subject to the Articles no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.
5.2	The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.
5.3	If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.
5.4	Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.
5.5	Subject to Article 5.1, share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the Designated Stock Exchange may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

6	Transfer of Shares
6.1	The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee). The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.
7	Redemption and Repurchase of Shares
7.1	Subject to the provisions of the Statute, and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares shall be effected in such manner as the Company may, by Special Resolution, determine before the issue of the Shares.
7.2	Subject to the provisions of the Statute, , and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, the Company may purchase its own Shares (including any redeemable Shares) provided that the Members shall have approved the manner of purchase by Ordinary Resolution.
7.3	The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.
7.4	The Company is authorised to purchase any Share, including those issued in the Company’s initial public offering, listed or quoted on a Designated Stock Exchange in accordance with the following manner of purchase: (i) the maximum number of Shares that may be repurchased shall be equal to the number of issued and outstanding Shares of the Company less one Share, and (ii) at such time at such price and on such other terms as determined and agreed by the Board or Chief Executive Officer of the Company in their sole discretion; provided however, that (x) such repurchase transaction shall be in accordance with applicable laws, including the Law, the relevant code, rules and regulations applicable to the listing of the Shares on the Designated Stock Exchange; and (y) that the Company be able to pay its debts as they fall due in the ordinary course of business and is therefore solvent immediately before and after the date on which the payment in respect of the repurchase transaction is proposed to be made.
7.5	The Company is authorised to purchase any Share, including those issued in the Company’s initial public offering, not listed or quoted on a Designated Stock Exchange in accordance with the following manner of purchase: (i) the Company shall serve a repurchase notice in a form approved by the Board or Chief Executive Officer of the Company on the Member who has agreed to sell their Shares to the Company and from whom the Shares are to be repurchased, (ii) the price for the Shares that may be repurchased shall be such price agreed between the Board and the applicable Member, (iii) the date of repurchase shall be the date specified in the repurchase notice, (iv) the repurchase shall be on such other terms as specified in the repurchase notice as determined and agreed by the Board or Chief Executive Officer of the Company and the applicable Member in their sole discretion, and (v) that the Company be able to pay its debts as they fall due in the ordinary course of business and is therefore solvent immediately before and after the date on which the payment in respect of the repurchase transaction is proposed to be made.
7.6	The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

8	Variation of Rights of Shares
8.1	If at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued Shares of that class, or with the sanction of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class.
8.2	For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.
8.3	The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.
9	Commission on Sale of Shares
The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.
10	Non Recognition of Trusts
The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.
11	Lien on Shares
11.1	The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company's lien thereon. The Company's lien on a Share shall also extend to any amount payable in respect of that Share.
11.2	The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

11.3	To give effect to any such sale, the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company's power of sale under the Articles.
11.4	The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.
12	Call on Shares
12.1	Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days' notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.
12.2	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.
12.3	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.
12.4	If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.
12.5	An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.
12.6	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.
12.7	The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.
12.8	No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.
13	Forfeiture of Shares
13.1	If a call or instalment of a call remains unpaid after it has become due and payable, the Directors may give to the person from whom it is due not less than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

13.2	If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.
13.3	A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.
13.4	A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.
13.5	A certificate in writing under the hand of one Director or officer of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.
13.6	The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.
14	Transmission of Shares
14.1	If a Member dies, the survivor or survivors (where he was a joint holder) or his legal personal representatives (where he was a sole holder) shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share for which he was a joint or sole holder.
14.2	Any person becoming entitled to a Share in consequence of the death, bankruptcy, liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share, he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death, bankruptcy, liquidation or dissolution, as the case may be.
14.3	A person becoming entitled to a Share by reason of the death, bankruptcy, liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death, bankruptcy, liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles), the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.
15	Amendments of Memorandum and Articles of Association and Alteration of Capital
15.1	The Company may by Ordinary Resolution:
(a)	increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;
(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;
(c)	convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;
(d)	by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and
(e)	cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.
15.2	All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.
15.3	Subject to the provisions of the Statute and the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution:
(a)	change its name;
(b)	alter or add to the Articles;
(c)	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and
(d)	reduce its share capital or any capital redemption reserve fund.
16	Offices and Places of Business
Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.
17	General Meetings
17.1	All general meetings other than annual general meetings shall be called extraordinary general meetings.
17.2	The Company may, but shall not (unless required by the Statute or the rules of the Designated Stock Exchange) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint and if no other time and place is prescribed by them, it shall be held at the Registered Office on the second Wednesday in December of each year at ten o'clock in the morning. At these meetings, the report of the Directors (if any) shall be presented.
17.3	The Directors may call general meetings, and they shall on a Members' requisition forthwith proceed to convene an extraordinary general meeting of the Company.
17.4	A Members' requisition is a requisition of Members holding at the date of deposit of the requisition not less than ten per cent. in par value of the issued Shares which as at that date carry the right to vote at general meetings of the Company.
17.5	The Members' requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.
17.6	If there are no Directors as at the date of the deposit of the Members' requisition or if the Directors do not within twenty-one days from the date of the deposit of the Members' requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said twenty-one day period.
17.7	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.
18	Notice of General Meetings
18.1	At least ten clear days' notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:
(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and
(b)	in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety five per cent. in par value of the Shares giving that right.
18.2	The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.
19	Proceedings at General Meetings
19.1	No business shall be transacted at any general meeting unless a quorum is present. The holders of a majority of the Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.
19.2	A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.
19.3	A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.
19.4	If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members' requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.
19.5	The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the Board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.
19.6	If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.
19.7	The chairman may, with the consent of the Members at a meeting at which a quorum is present (and shall if so directed by the Members) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.
19.8	When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise, it shall not be necessary to give any such notice of an adjourned meeting.
19.9	A resolution put to the vote of the meeting shall be decided on by a poll and the result of the poll shall be deemed to be the resolution of the general meeting.
19.10	In the case of an equality of votes, the chairman shall be entitled to a second or casting vote.
20	Votes of Members
20.1	Subject to any rights or restrictions attached to any Shares, every Member who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorised representative or by proxy, shall have one vote for every Share of which he is the holder.
20.2	In the case of joint holders, the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.
20.3	A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by his committee, receiver, curator bonis, or other person on such Member's behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.
20.4	No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.
20.5	No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.
20.6	Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy, the instrument of proxy shall state which proxy is entitled to vote and shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.
20.7	A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.
21	Proxies
21.1	The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.
21.2	The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.
The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.
21.3	The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked.
21.4	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.
22	Corporate Members
Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.
23	Shares that May Not be Voted
Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.
24	Directors
There shall be a board of Directors consisting of not less than one person (exclusive of alternate Directors) provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors. The first Directors of the Company shall be determined in writing by, or appointed by a resolution of, the Subscriber.

25	Powers of Directors
25.1	Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.
25.2	All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.
25.3	The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.
25.4	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.
26	Appointment and Removal of Directors
26.1	The Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.
26.2	The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.
27	Vacation of Office of Director
27.1	Notwithstanding any other provisions in the Articles:
(a)	At each annual general meeting, all of the Directors shall retire from office.
(b)	A retiring Director shall be eligible for re-election and shall continue to act as a Director throughout the meeting at which he retires.
27.2	The office of a Director shall also be vacated if:
(a)	the Director gives notice in writing to the Company that he resigns the office of Director; or
(b)	the Director absents himself (for the avoidance of doubt, without being represented by proxy or an alternate Director appointed by him) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or
(c)	the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or
(d)	the Director is found to be or becomes of unsound mind; or
(e)	all of the other Directors (being not less than two in number) determine that he should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

28	Proceedings of Directors
28.1	The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be a majority of the Directors if there are two or more Directors, and shall be one if there is only one Director. A person who holds office as an alternate Director shall, if his appointor is not present, be counted in the quorum. A Director who also acts as an alternate Director shall, if his appointor is not present, count twice towards the quorum.
28.2	Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. A Director who is also an alternate Director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote.
28.3	A person may participate in a meeting of the Directors or committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors, the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.
28.4	A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution (an alternate Director being entitled to sign such a resolution on behalf of his appointor and if such alternate Director is also a Director, being entitled to sign such resolution both on behalf of his appointer and in his capacity as a Director) shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.
28.5	A Director or alternate Director may, or other officer of the Company on the direction of a Director or alternate Director shall, call a meeting of the Directors by at least two days' notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.
28.6	The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.
28.7	The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.
28.8	All acts done by any meeting of the Directors or of a committee of the Directors (including any person acting as an alternate Director) shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or alternate Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director or alternate Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.
28.9	A Director but not an alternate Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

29	Presumption of Assent
A Director or alternate Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director or alternate Director who voted in favour of such action.
30	Directors' Interests
30.1	A Director or alternate Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.
30.2	A Director or alternate Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director.
30.3	A Director or alternate Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.
30.4	No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director or alternate Director holding office or of the fiduciary relationship thereby established. A Director (or his alternate Director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.
30.5	A general notice that a Director or alternate Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.
31	Minutes
The Directors shall cause minutes to be made in books kept for the purpose of all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors or alternate Directors present at each meeting.
32	Delegation of Directors' Powers
32.1	The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors. They may also delegate to any managing director or any Director holding any other executive office such of their powers, authorities and discretions as they consider desirable to be exercised by him provided that an alternate Director may not act as managing director and the appointment of a managing director shall be revoked forthwith if he ceases to be a Director. Any such delegation may be made subject to any conditions the

Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.
32.2	The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.
32.3	The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.
32.4	The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.
32.5	The Directors may appoint such officers of the Company (including, for the avoidance of doubt and without limitation, any secretary) as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an officer of the Company may be removed by resolution of the Directors or Members. An officer of the Company may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.
33	Alternate Directors
33.1	Any Director (but not an alternate Director) may by writing appoint any other Director, or any other person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by him.
33.2	An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at every such meeting at which the Director appointing him is not personally present, to sign any written resolution of the Directors, and generally to perform all the functions of his appointor as a Director in his absence.
33.3	An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.
33.4	Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.
33.5	Subject to the provisions of the Articles, an alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.
34	No Minimum Shareholding
The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

35	Remuneration of Directors
35.1	The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine. The Directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.
35.2	The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.
36	Seal
36.1	The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some officer of the Company or other person appointed by the Directors for the purpose.
36.2	The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.
36.3	A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.
37	Dividends, Distributions and Reserve
37.1	Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by the Statute.
37.2	Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.
37.3	The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.
37.4	The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

37.5	Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.
37.6	The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.
37.7	Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.
37.8	No Dividend or other distribution shall bear interest against the Company.
37.9	Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company's name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.
38	Capitalisation
The Directors may at any time capitalise any sum standing to the credit of any of the Company's reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.
39	Books of Account
39.1	The Directors shall cause proper books of account to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books of account shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company's affairs and to explain its transactions.
39.2	The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.
39.3	The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.
40	Audit
40.1	The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.
40.2	Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the Designated Stock Exchange, the Directors shall establish and maintain an Audit Committee as a committee of the Board of Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the SEC and the Designated Stock Exchange. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.
40.3	If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.
40.4	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.
40.5	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.
41	Notices
41.1	Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Any notice, if posted from one country to another, is to be sent by airmail. Notice may also be served in accordance with the requirements of the Designated Stock Exchange.
41.2	Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted. Where a notice is sent by cable, telex or fax, service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted. Where a notice is given by e-mail service shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient.

41.3	A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.
41.4	Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.
42	Winding Up
42.1	If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors' claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:
(a)	if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company's issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or
(b)	if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company's issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.
42.2	If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.
43	Indemnity and Insurance
43.1	Every Director and officer of the Company (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former officer of the Company (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

43.2	The Company shall advance to each Indemnified Person reasonable attorneys' fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.
43.3	The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.
44	Financial Year
Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.
45	Transfer by Way of Continuation
If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

Annex D

Shareholder Resolutions

1   The Merger Proposal

It is resolved THAT the Merger Proposal (as defined in the proxy statement of GSME Acquisition Partners I (“Company”), dated October 28, 2010 (the “Proxy Statement”)), and the transactions contemplated by the Amended and Restated Agreement and Plan of Reorganization, dated as of September 13, 2010, among Company, GSME Acquisition Partners I Sub Limited, Plastec International Holdings Limited, Sun Yip Industrial Company Limited (BVI), Tiger Power Industries Limited (BVI), Expert Rank Limited (BVI), Fine Colour Limited (BVI), Cathay Plastic Limited (BVI), Greatest Sino Holdings Limited (BVI), Colourful Asia International Limited (BVI) and Top Universe Management Limited (BVI) as well as the ancillary documents thereto (collectively, the “Transaction”), be approved.

2   The Capitalization Proposal

It is resolved as an ordinary resolution THAT the authorised share capital of the Company be increased, effective immediately upon consummation of the Transaction, from US$5,100.00 divided into 50,000,000 ordinary shares of a par value of US$0.001 each and 1,000,000 preferred shares of a par value of US$0.001 each to US$101,000 divided into 100,000,000 ordinary shares of a par value of US$0.001 each and 1,000,000 preferred shares of a par value of US$0.001 each by the creation of an additional 50,000,000 ordinary shares with a par value of US$0.001 each to rank pari passu in all respects with the existing shares.

3   The Name Change Proposal

It is resolved as a special resolution THAT the name of the Company be changed from “GSME Acquisition Partners I” to “Plastec Technologies, Ltd.” effective immediately upon consummation of the Transaction.

4   The Additional Articles Proposal

It is resolved as a special resolution THAT the Company purchase its own shares to effectuate the shareholders’ conversion rights in the circumstances and manner set out in the Proxy Statement.

and

It is resolved as a special resolution THAT the following amendments to the Amended and Restated Memorandum and Articles of Association of the Company be approved, to be effective immediately upon consummation of the Transaction:

(i)	Article 3(2) be deleted and replaced with the following wording:
3(2)

(a)

Subject to the provisions of the Law the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares shall be effected in such manner as the Company may, by Special Resolution, determine before the issue of the Shares.

(b)	Subject to the provisions of the Law, the Company may purchase its own Shares (including any redeemable Shares) provided that the Members shall have approved the manner of purchase by Ordinary Resolution.
(c)	The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Law, including out of capital.
(d)	The Company is authorised to purchase any share, including those issued in the Company’s initial public offering, listed or quoted on the Over-The-Counter Bulletin Board or a Designated Stock Exchange in accordance with the following manner of purchase: (i) the maximum number of shares that may be repurchased shall be equal to the number of issued and outstanding shares of the Company less one share, and (ii) at such time at such price and on such other terms as determined and agreed by the Board or Chief

D-1

Executive Officer of the Company in their sole discretion; provided however, that (x) such repurchase transaction shall be in accordance with applicable laws, including the Law, the relevant code, rules and regulations applicable to the listing of the shares on the Designated Stock Exchange; and (y) that the Company be able to pay its debts as they fall due in the ordinary course of business and is therefore solvent immediately before and after the date on which the payment in respect of the repurchase transaction is proposed to be made.
(e)	The Company is authorised to purchase any share, including those issued in the Company’s initial public offering, not listed or quoted on the Over-The-Counter Bulletin Board or a Designated Stock Exchange in accordance with the following manner of purchase: (i) the Company shall serve a repurchase notice in a form approved by the Board or Chief Executive Officer of the Company on the Member who has agreed to sell their shares to the Company and from whom the shares are to be repurchased, (ii) the price for the shares that may be repurchased shall be such price agreed between the Board and the applicable Member, (iii) the date of repurchase shall be the date specified in the repurchase notice, (iv) the repurchase shall be on such other terms as specified in the repurchase notice as determined and agreed by the Board or Chief Executive Officer of the Company and the applicable Member in their sole discretion, and (v) that the Company be able to pay its debts as they fall due in the ordinary course of business and is therefore solvent immediately before and after the date on which the payment in respect of the repurchase transaction is proposed to be made.
(f)	The purchase of any share shall not oblige the Company to purchase any other share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.”

and

(ii)	Article 16 be deleted and replaced with the following wording:

“16 A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for shares shall be consecutively numbered or otherwise identified and shall specify the shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and subject to the Articles no new certificate shall be issued until the former certificate representing a like number of relevant shares shall have been surrendered and cancelled.”

5   The Articles Amendment Proposal

It is resolved as a special resolution THAT the Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association in the form attached at Annex C to the Proxy Statement, effective immediately upon consummation of the Transaction and approval of the Capitalization Proposal, the Name Change Proposal and the Additional Articles Proposal.

6   The Adjournment Proposal

It is resolved THAT the Extraordinary General Meeting be adjourned to a later date or dates and at such date and time as shall be announced by the Chairman at the Extraordinary General Meeting if necessary to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary General Meeting, the Company is not authorized to consummate the Transaction.

D-2

GSME ACQUISITION PARTNERS I
762 WEST BEIJING ROAD
SHANGHAI, CHINA 200041

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
GSME ACQUISITION PARTNERS I

The undersigned appoints Jing Dong Gao and Eli D. Scher as proxies, and each of them with full power to act without the other, each with the power to appoint a substitute, and hereby authorizes either of them to represent and to vote, as designated on the reverse side, all ordinary shares of GSME Acquisition Partners I (“GSME”) held of record by the undersigned on October 15, 2010, at the Extraordinary General Meeting of Shareholders to be held on November 17, 2010, or any postponement or adjournment thereof.

THIS PROXY REVOKES ALL PRIOR PROXIES GIVEN BY THE UNDERSIGNED.
(Continued and to be signed on reverse side)

1

PROXY

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTIONS ARE GIVEN, THIS PROXY WILL BE VOTED “FOR” PROPOSAL NUMBERS 1, 2, 3, 4, 5 and 6. THE GSME BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE FOLLOWING PROPOSALS.

1.	To approve the Amended and Restated Agreement and Plan of Reorganization, dated as of September 13, 2010, among GSME, GSME Acquisition Partners I Sub Limited, Plastec International Holdings Limited (“Plastec”) and each of Sun Yip Industrial Company Limited (BVI), Tiger Power Industries Limited (BVI), Expert Rank Limited (BVI), Fine Colour Limited (BVI), Cathay Plastic Limited (BVI), Greatest Sino Holdings Limited (BVI), Colourful Asia International Limited (BVI) and Top Universe Management Limited (BVI) and the transactions contemplated thereby.	FOR ☐	AGAINST ☐	ABSTAIN ☐
If you voted “FOR” or “AGAINST” Proposal Number 1 and you hold ordinary shares of GSME issued in GSME’s initial public offering, you may exercise your conversion rights and demand that GSME convert your ordinary shares into a pro rata portion of the trust account by marking the “I Hereby Exercise My Conversion Rights” box below. If you exercise your conversion rights, then GSME will be repurchasing your ordinary shares of GSME for cash and you will no longer own these shares, which will be repurchased and cancelled. You will be entitled to receive cash for these shares only if (i) the merger is consummated, (ii) you affirmatively vote “FOR” or “AGAINST” Proposal Number 1, (iii) you demand that GSME convert your shares into cash by marking the “I Hereby Exercise My Conversion Rights” box below, (iv) you deliver your shares to GSME’s transfer agent physically or electronically prior to the vote at the meeting and (v) you are not acting in concert, or as a group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), with any other shareholder and certify the same to GSME, under penalty of perjury, by marking the “Shareholder Certification” box below. Failure to (a) vote “FOR” or “AGAINST” Proposal Number 1, (b) check the “I Hereby Exercise My Conversion Rights” box below, (c) deliver your share certificate to GSME’s transfer agent or deliver your shares electronically through the Depository Trust Company prior to the vote at the meeting, (d) check the “Shareholder Certification” box below and (e) submit this proxy in a timely manner will mean that your conversion rights will not be able to be exercised.
	I HEREBY EXERCISE MY CONVERSION RIGHTS			☐

	SHAREHOLDER CERTIFICATION:			☐
I hereby certify, under penalty of perjury, that I am not acting in concert, or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), with any other shareholder with respect to the ordinary shares of GSME owned by me in connection with the proposed business combination between GSME and Plastec.
2.	To approve by ordinary resolution an increase in the authorized share capital of GSME to US$101,000 divided into 100,000,000 ordinary shares of a par value of US$0.001 each and 1,000,000 preferred shares of a par value of US$0.001 each.	FOR ☐	AGAINST ☐	ABSTAIN ☐
3.	To approve by special resolution the change of the name of GSME from “GSME Acquisition Partners I” to “Plastec Technologies, Inc.”	FOR ☐	AGAINST ☐	ABSTAIN ☐
4.	To approve by special resolution amendments to GSME’s amended and restated memorandum and articles of association to (i)enable GSME to repurchase ordinary shares in order to facilitate the approval of the merger proposal and the conversion of shares in accordance with shareholders’ conversion rights and in certain other circumstances and (ii) to provide for ordinary shares to be uncertificated if requested by a holder rather than requiring shares to be issued in certificated form.	FOR ☐	AGAINST ☐	ABSTAIN ☐
5.	To approve by special resolution the amendment and restatement of GSME’s amended and restated articles of association to (among other matters) reflect the proposals presented at the extraordinary general meeting.	FOR ☐	AGAINST ☐	ABSTAIN ☐
6.	To approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, GSME is not authorized to consummate the merger.	FOR ☐	AGAINST ☐	ABSTAIN ☐
MARK HERE FOR ADDRESS CHANGE AND NOTE AT RIGHT

PLEASE MARK, DATE AND RETURN THIS PROXY PROMPTLY. ANY VOTES RECEIVED AFTER A PROPOSAL HAS BEEN VOTED UPON WILL NOT BE COUNTED.

Signature	Signature	Date

Sign exactly as name appears on this proxy card. If shares are held jointly, each holder should sign. Executors, administrators, trustees, guardians, attorneys and agents should give their full titles. If shareholder is a corporation, sign in full name by an authorized officer, giving full title as such. If shareholder is a partnership, please sign in partnership name by authorized person.